Exhibit 99.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (“FSMA”).

If you have sold or otherwise transferred all of your Ordinary Shares, please forward this document, immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

A copy of this document, which comprises listing particulars of Bookham, prepared in accordance with the listing rules made under section 74 of FSMA (the “Listing Rules”), has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of FSMA.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List. Application has been or will also be made to the London Stock Exchange for the Consideration Shares to be admitted to trading on its main market for listed securities. It is expected that Admission of the Consideration Shares will become effective and dealings in the Consideration Shares will commence on the London Stock Exchange as soon as practicable following Completion which is expected to be on 8 March 2004.

This document has been prepared in connection with the Acquisition and, unless the context otherwise requires, assumes that the Acquisition has been completed.

Bookham Technology plc

(Incorporated and registered in England and Wales

under the Companies Act 1985 with registered no. 2298887)

LISTING PARTICULARS

relating to

the admission of up to 86,000,000 new Ordinary Shares

to the Official List

in connection with

the acquisition of New Focus, Inc.

Sponsored by Cazenove & Co. Ltd

This document does not constitute an offer to sell, or the solicitation of an offer to buy, Ordinary Shares or American Depositary Shares in any jurisdiction. The Consideration Shares are not registered under the applicable securities laws of Australia, Canada or Japan and, subject to certain exceptions, may not be offered or sold within Australia, Canada or Japan or to any national, resident or citizen of Australia, Canada or Japan. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

For a discussion of certain factors that should be considered in connection with acquiring Ordinary Shares, see the section entitled “Risk Factors” set out on pages 23 to 45 of this document at Part IV of this document.

Perseus Group, LLC is acting for Bookham and no-one else in connection with the Acquisition and will not be responsible to anyone other than Bookham for providing the protections afforded to clients of Perseus Group, LLC or for providing advice in relation to the Acquisition.

Cazenove & Co. Ltd is acting for Bookham as sponsor in connection with the applications for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities and will not be responsible to anyone other than Bookham for providing the protections afforded to clients of Cazenove & Co. Ltd or for providing advice in relation to the applications.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Extraordinary General Meeting of the Company	10.00 a.m. on 5 March 2004
Expected Completion of the Acquisition and Admission of the Consideration Shares becomes effective	8 March 2004

Each of the times and dates in this timetable is subject to change. References to times in this document are to London time, unless otherwise stated.

DIRECTORS, PROPOSED DIRECTORS, COMPANY SECRETARY,

REGISTERED OFFICE AND ADVISERS

Directors and Company Secretary

Andrew George Rickman	Chairman
David Simpson	Non-executive Vice Chairman
Giorgio Anania	President and Chief Executive Officer
Lori Holland	Non-executive Director
Wilbur Arthur Porter	Non-executive Director
Jack St. Clair Kilby	Non-executive Director
Robert James Rickman	Non-executive Director
Joseph Cook	Non-executive Director
Philip Davis	Company Secretary

All of 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, the registered office of Bookham.

Proposed Directors

Winston Su-Kee Fu	Non-executive Director
Peter Frank Bordui	Non-executive Director

Both of 2584 Junction Avenue, San Jose, CA 95134 US, the principal place of business of New Focus.

Advisers

Legal Advisers to Bookham

as to English law and US law

Hale and Dorr LLP

Alder Castle

10 Noble Street

London EC2V 7QJ

Registrars

Capita Registrars

Bourne House

34 Beckenham Road

Beckenham

Kent BR3 4TU

Registered Auditors to Bookham

Ernst & Young LLP

Apex Plaza

Reading RG1 1YE

Sponsor

Cazenove & Co. Ltd

20 Moorgate

London

EC2R 6DA

Financial Advisers

Perseus Group, LLC

150 California Street

San Francisco

CA 94111

Independent Auditors to New Focus

Ernst & Young LLP

303 Almaden Blvd

San Jose

CA 95110

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“Acquisition”	the acquisition of the entire issued shares of common stock, par value $0.001 per share, of New Focus pursuant to the Acquisition Agreement
“Acquisition Agreement”	the acquisition agreement dated 21 September 2003 between Bookham, Budapest Acquisition Corp. and New Focus, as detailed in paragraph 8.3(a) of Part X of this document
“Act”	the Companies Act 1985, as amended
“Admission”

the admission to the Official List and admission to trading on the London Stock Exchange of the Consideration Shares becoming effective by the decision of the UK Listing Authority to admit such shares to listing being announced in accordance with paragraph 7.1 of the Listing Rules, and by the decision of the London Stock Exchange to admit such shares to trading being announced in accordance with the London Stock Exchange Admission Standards

“American Depositary Shares” or “ADSs”	the American Depositary Shares, each representing one Ordinary Share and evidenced by American Depositary Receipts quoted on the NASDAQ National Market
“Articles” or “Articles of Association”	the articles of association of the Company
“Board”	the board of directors of the Company
“Cazenove”	Cazenove & Co. Ltd
“Cierra”	Cierra Photonics, Inc.
“Circular”	the circular to Shareholders dated the same day as this document containing, inter alia, the notice convening the EGM
“common stock”	the US equivalent of ordinary shares in a UK company
“Company” or “Bookham”	Bookham Technology plc
“Completion”	completion of the Acquisition
“Consideration Shares”	78,379,716 Ordinary Shares to be issued to the New Focus Stockholders on Completion pursuant to the Acquisition Agreement, which will rank pari passu in all respects with the Existing Shares
“Director” or “Directors”	a director or the directors of the Company
“Enlarged Group”	the Group, including New Focus and its subsidiary undertakings
“Enlarged Issued Share Capital”	the issued share capital of the Company immediately following Completion
“Existing Shares”	the issued Ordinary Shares of the Company as at the date of this document
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of Bookham to be convened at 10.00 a.m. on 5 March 2004 (and any adjournment thereof) for the purpose of considering and, if thought fit, approving inter alia, the Acquisition and related matters
“FSMA”	the Financial Services and Markets Act 2000
“General Meeting”	an extraordinary general meeting or an annual general meeting of the Shareholders or any other meeting at which the Shareholders (or any class of them) are entitled to vote
“Group”	Bookham and its subsidiary undertakings
“Ignis”	Ignis Optics, Inc.
“Listing Rules”	the listing rules made by the UK Listing Authority under FSMA
“London Stock Exchange”	the London Stock Exchange plc
“London Stock Exchange Admission Standards”	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for trading of securities on the London Stock Exchange
“Marconi Optical Components Business” or “MOC”	the optical components business acquired on 1 February 2002 by the Company from Marconi Optical Components Limited, a wholly owned subsidiary of Marconi plc
“Measurement Microsystems”	Measurement Microsystems A-Z, Inc.
“New Focus”	New Focus, Inc.
“New Focus Group”	New Focus and its subsidiary undertakings
“New Focus Options”

the options over New Focus common stock granted under the New Focus Inc. 1999 Stock Plan, the New Focus, Inc. 2000 Director Option Plan, the New Focus, Inc. 2000 Stock Plan and the New Focus, Inc. 2001 Stock Plan

“New Focus Stockholders”	holders of shares of common stock in New Focus
“Nortel Business”	the optical amplifier and optical transmitter and receiver businesses acquired on 8 November 2002 by the Company from Nortel Networks
“Nortel Circular”	the circular to Shareholders issued by the Company on 7 October 2002, relating to the acquisition by the Company of the Nortel Business
“Nortel Group”

Nortel and: (i) any subsidiary undertaking of Nortel from time to time; or (ii) any other person of which Nortel or any subsidiary undertaking of Nortel from time to time is able to exercise management control or is otherwise interested from time to time other than the Company or any Group, and “Nortel Group Member” shall be construed accordingly

“Nortel Listing Particulars”	the listing particulars issued by the Company on 7 October 2002, relating to the acquisition by the Company of the Nortel Business
“Nortel Networks”	Nortel Networks Corporation
“Official List”	the official list of UK listed securities maintained by the UK Listing Authority pursuant to the Financial Services and Markets Act 2000
“Optionholders”	the holders of options granted under the Bookham share option schemes
“Ordinary Shares”	the ordinary shares of 1/3 p each in the capital of Bookham
“Proposed Directors”	Winston Fu and Peter Bordui
“Proxy Statement/Prospectus”	the proxy statement/prospectus distributed to New Focus Stockholders in connection with their approval of the Acquisition
“£” and “p”	the lawful currency of the UK
“Resolutions”	the resolutions to be proposed at the Extraordinary General Meeting
“SEC”	Securities Exchange Commission
“Shareholders”	shareholders of the Company
“UK Listing Authority”	the Financial Services Authority as the competent authority for listing in the UK
“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland
“United States” or “US”

the United States of America including each state therein, the District of Columbia, Puerto Rico, the United States Virgin Islands and each of the other territories and possessions of the United States of America

“US Securities Act”	the US Securities Act of 1933
“US$” or “$”	the lawful currency of the United States
“Warrants”	the warrants over 9,000,000 Ordinary Shares issued by the Company to certain Nortel Group Members, as part of the consideration for the Nortel Business

PART I

THE ACQUISITION

Introduction

On 22 September 2003, the Company announced that subject to the satisfaction of certain conditions, including Shareholder approval, it has agreed to acquire New Focus.

The Acquisition, which has been unanimously approved by the boards of directors of both companies, is a continuation of Bookham’s consolidation strategy. In addition, the Acquisition is expected to increase the critical mass of Bookham’s non-telecom business, diversify its customer base, contribute low cost manufacturing facilities and provide significant additional cash resources.

Under the Acquisition, it is anticipated that Bookham will issue up to 86,000,000 new Ordinary Shares, taking into account the exercise of assumed New Focus Options, in a share-for-share transaction which, based on the mid-market closing share price of the Ordinary Shares on the London Stock Exchange on 30 January, 2004 (being the latest date prior to publication of this document) of 173.5 pence, values the transaction at approximately £149,210,000.

The Acquisition is subject to a number of conditions including its approval by Shareholders and New Focus Stockholders in their respective shareholder meetings. Subject to these conditions, the Acquisition is expected to be completed by 8 March 2004.

Immediately following Completion, New Focus Stockholders will hold approximately 26.55 per cent. of the Enlarged Issued Share Capital of the Company.

Structure and the terms of the Acquisition

The Acquisition is to be effected by a statutory merger under the laws of the State of Delaware, US. Under the terms of the Acquisition Agreement, a wholly owned subsidiary of Bookham, Budapest Acquisition Corp., will merge with and into New Focus, with New Focus surviving as a wholly owned subsidiary of Bookham.

Pursuant to the terms of the Acquisition Agreement, if the conditions of the Acquisition are met, immediately prior to Completion, each New Focus Stockholder will be entitled to receive a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held.

The aggregate consideration for the Acquisition is to be up to 86,000,000 new Ordinary Shares comprising 78,379,716 Consideration Shares and up to 7,620,284 new Ordinary Shares reserved for the exercise of the assumed New Focus Options. Under the terms of the Acquisition Agreement, each outstanding share of New Focus common stock will be automatically cancelled and converted into the right to receive 1.2015 ADSs, or, at the election of the New Focus Stockholder, the equivalent number of Ordinary Shares.

In relation to the New Focus Options, at Completion, each outstanding New Focus Option will be assumed by Bookham and will become, on the same terms and conditions as were applicable to the option under the New Focus option plans and agreements prior to Completion, an option to purchase a unit consisting of 1.2015 Ordinary Shares and $2.19 for each share of New Focus common stock subject to that option before the Acquisition. The exercise price per unit for each of these units will be the exercise price per share of New Focus common stock applicable to that option before Completion. The number of Ordinary Shares issuable upon any particular exercise of any New Focus option assumed will be rounded to the nearest whole number of Ordinary Shares (with 0.5 and above being rounded up to the nearest whole share).

On Completion, two directors of the current board of directors of New Focus will join the Board as non-executive Directors. Jack Kilby, a non-executive Director, will retire from the Board on Completion.

New Focus has agreed to pay the Company a termination fee of $7 million (£3.8 million) if the Acquisition Agreement is terminated, by the Company, under certain circumstances including, inter alia, if:

•                                          the Acquisition is not consummated by 21 April 2004 and New Focus, at the time of termination, is in wilful breach of certain of its obligations under the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition;

•                                          New Focus Stockholders do not adopt the Acquisition Agreement at their stockholders’ meeting (provided that Bookham’s material breach of or its failure to fulfill its material obligations under the Acquisition Agreement has not been a principal cause of the inability to obtain the New Focus Stockholders’ consent), if, at the time of such termination New Focus is in wilful breach of any of its covenants or agreements in the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition or the failure to obtain the requisite vote of the New Focus Stockholders in favour of the Acquisition; or

•                                          the New Focus board of directors, or any committee of the New Focus board of directors, fails to recommend the approval of adoption of the Acquisition Agreement to the New Focus Stockholders or withdraws or modifies its recommendation of the Acquisition to New Focus Stockholders.

Further details of the terms of the Acquisition Agreement are set out in paragraph 8.3(a) of Part X.

Background to and reasons for the Acquisition

Bookham principally designs, manufactures and markets optical components, modules and subsystems for the telecommunications industry. It also manufactures high speed electronics components for the telecommunications, defence and space industries. Further information about Bookham is contained in Part II and Sections A and B of Part V of this document.

New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence, research, industrial, biotech/medical and telecom test and measurement industries. New Focus’ product solutions include tunable lasers, microwave radio-frequency (RF) amplifiers, optoelectronics, photonics subsystems and photonics tools. Further information about New Focus is contained in Part III and Sections C, D and E of Part V of this document.

The market for optical components has experienced dramatic change in the last three and a half years. The Directors believe the optical component industry is experiencing, and will continue to experience, significant consolidation driven by customers’ demands for fewer, larger optical component and subsystem suppliers that can deliver cost-competitive pricing through economies of scale. In addition, customers for optical components, as part of overall restructurings, have significantly reduced their research and development expenditures, requiring their suppliers to be able to provide a complete range of products and services and have the research and development expertise required to support the development of new systems. As a consequence, during 2002, the Company acquired the optical components businesses of Nortel Networks and Marconi plc. The proposed acquisition of New Focus is a continuation of this consolidation strategy.

In addition, the Company believes that significant market opportunities exist outside the telecommunications market for the Enlarged Group’s products and technologies and that diversification into these markets presents an opportunity to increase revenues and reduce the Company’s dependency on the telecommunications market, which has been and continues to remain in a depressed condition. These areas include monolithic microwave integrated circuit technology, with applications in the aerospace, military and defence markets, and pump laser technology in a wide range of industrial laser applications, areas in which New Focus currently markets and sells products. The Directors have therefore sought opportunities for expansion into these markets, as well as related datacom markets.

The Directors believe that access to sufficient capital resources is important in order to finance the Company’s targeted growth during a period of market consolidation.

The Company believes that the key benefits of the Acquisition will include, inter alia:

•                                          the accelerated expansion of the Company’s non-telecommunications optical and RF component businesses by diversification into applications including the semiconductor equipment and defence industries, with non-telecommunications revenues expected to reach approximately 30% of the Company’s revenues in 2004;

•                                          the reduced dependency on major telecommunications customers with the addition of significant non-telecommunications customers to the Company’s installed base;

•                                          the opportunity to increase sales through the Company’s ability to sell to a larger customer base and through expanded sales channels;

•                                          the competitive advantage of offering a more complete and comprehensive product line, addressing a range of telecommunications and non-telecommunications market requirements;

•                                          a significant increase in cash reserves from New Focus’ balance sheet, estimated to be approximately $105 million (£57.7 million) before consideration of transaction costs, providing the Company with the capital resources to invest in research and development and expand its market share during a period of reduced product demand;

•                                          the opportunity to leverage New Focus’ research and development engineering capabilities to promote faster product introduction and to realise cost savings through the consolidation of the Company’s and New Focus’ respective research and development programs;

•                                          establishment of an Asian manufacturing capability, through the acquisition of New Focus’ manufacturing facility located in Shenzhen, China, which is expected to lower the Company’s manufacturing costs and increase manufacturing efficiencies. In addition, the expansion of the Company’s geographic presence in key markets, particularly the Silicon Valley region in northern California; and

•                                          the opportunity to realise cost savings of an expected £3 million to £5 million in 2004 by consolidating research and development programs, eliminating redundant expenses and administrative functions, and utilising New Focus’ manufacturing facility in China to improve manufacturing margins for existing and new Bookham products, in support of the Company’s goal of achieving positive cash flow.

Potential risks of the Acquisition include the following:

•                                          the risk that the potential benefits of the Acquisition, including those outlined above, might not be realised;

•                                          the risks associated with integrating the businesses of the Company and New Focus and management and employee disruption associated with the Acquisition; and

•                                          risks associated with New Focus generally, including New Focus’ history of net losses, the length of New Focus’ sales cycle and the lawsuits and legal proceedings to which New Focus is subject.

Conditions to the Acquisition

Completion of the Acquisition will, inter alia, be subject to satisfaction of the following conditions:

•                                          the passing at the Extraordinary General Meeting of the Resolutions;

•                                          the approval of the New Focus Stockholders;

•                                          the representations and warranties given by New Focus shall be true and correct at the time of Completion except for inaccuracies that have not had and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on New Focus (or, if it does, that it is waived by Bookham);

•                                          the representations and warranties given by Bookham shall be true and correct at the time of Completion except for inaccuracies that have not had and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on Bookham (or, if it does, that it is waived by New Focus);

•                                          all necessary authorisations, consents and orders relating to competition or anti-trust in connection with the Acquisition being obtained; and

•                                          admission of the Consideration Shares to the Official List and admission to trading of the Consideration Shares to the London Stock Exchange’s main market for listed securities.

Settlement Procedure for New Focus Stockholders

The Company will appoint an exchange agent who will exchange certificates representing shares of New Focus common stock outstanding immediately prior to Completion for American Depositary Receipts representing ADSs or, if a New Focus Stockholder properly elects, certificates representing Ordinary Shares, and any cash issuable in lieu of fractional shares. If no election to receive Ordinary Shares is made within 30 days of the date of the letter of transmittal, a New Focus Stockholder will receive ADSs.

As soon as reasonably practicable and in any event within ten business days after Completion, Bookham will cause the exchange agent to mail to each holder of record of a certificate representing shares of New Focus common stock outstanding immediately prior to Completion, a letter of transmittal which the holder must properly complete and deliver to the exchange agent along with the holder’s certificate or certificates for New Focus common stock, and instructions for effecting surrender of the certificate. The letter of transmittal will include a form of election by which the New Focus Stockholder may elect to receive the consideration for the Acquisition in the form of Ordinary Shares instead of ADSs. Any New Focus Stockholder who fails to submit a properly completed form of election will receive ADSs when the holder delivers to the exchange agent a properly completed letter of transmittal and the holder’s certificate(s) representing shares of New Focus common stock.

Until properly surrendered, each certificate representing shares of New Focus common stock outstanding immediately prior to Completion will, after Completion, represent only the right to receive upon proper surrender, ADSs or Ordinary Shares, cash in lieu of fractional shares and any dividends or distributions payable, as described below.

After a New Focus Stockholder delivers certificates for those shares, a signed transmittal letter and, if applicable, a signed form of election, to the exchange agent, the New Focus Stockholder will be entitled to receive in exchange for the holder’s shares of New Focus common stock:

•                                          the number of ADSs or, if a properly completed form of election is delivered, to the extent elected, Ordinary Shares, into which the New Focus Stockholder’s common stock were converted in the Acquisition, excluding any fractional shares; and

•                                          a cheque in the amount, after giving effect to any required tax withholdings, of:

•                                          cash in lieu of any fractional interest in ADSs or Ordinary Shares on the terms described below; plus

•                                          any dividends or other distributions that the holder has the right to receive, including dividends or other distributions, without interest, payable with respect to the holder’s ADSs or Ordinary Shares with a record date after Completion and a payment date on or before the date the holder properly delivers New Focus common stock certificates to the exchange agent.

The exchange agent will not deliver fractional ADSs or Ordinary Shares in connection with the Acquisition. Instead, each New Focus Stockholder who would otherwise have received a fraction of an ADS or Ordinary Share, as applicable, will receive cash (without interest) in an amount equal to such fractional part of an ADS or Ordinary Share multiplied by the average of the last reported sales price of ADSs at 4:00 p.m., Eastern time, US, the end of regular trading hours on the NASDAQ National Market during the ten consecutive trading days ending on the last trading day prior to Completion.

PART II

INFORMATION ABOUT BOOKHAM

The Bookham Business

The Company principally designs, manufactures and markets optical components, modules and subsystems for the telecommunications industry. It also manufactures high speed electronics components for the telecommunications, defence and space industries. In 2002, the Company was redefined through the acquisitions of the optical components businesses of Marconi Optical Components Limited, a wholly owned subsidiary of Marconi plc and Nortel Networks, in order to meet customer demand for full-line, independent, solutions-capable partners who can provide a full range of components as well as complete subsystems. These acquisitions enable the Company to offer a comprehensive product set comprising actives, passives and amplifiers based both on new technologies and products that are established and widely deployed.

Telecommunications Industry Background

In anticipation of the projected dramatic growth in bandwidth, telecommunications equipment and components suppliers, including the Company, made substantial investments in 2000 and 2001 in property, plant, equipment and personnel to meet the projected increase in demand. However, carrier cashflows then ceased to support the substantial investments in technology required to expand their networks, resulting in excess inventory and capacity. In addition, the needs of the Company’s customers have changed as they have significantly restructured their operations to focus on other areas, and are now seeking suppliers who can provide “one-stop shopping” solutions, thereby reducing the number of suppliers from whom they purchase products. Consolidation in the market has led to fewer suppliers who can provide these solutions and intense competition among those suppliers.

There have been several consequences of the downturn in the industry on the Company’s business. It has required the Company to consolidate its manufacturing facilities and generally restructure its organisation, through cost-cutting measures such as disposing of unused property and reductions in employee headcount. It has also required the Company to adjust to the new demands of its customers, which it has done through strategic acquisitions from Nortel Networks and MOC, and to change its strategy to focus on revenue producing products rather than next-generation products based on its ASOC platform.

Principal Developments

In 2002, the Company pursued strategic acquisitions, disposed of an earlier-acquired interest, entered into supply agreements and experienced changes in its operations as a result of negative market conditions. A summary of the principal developments in these areas and of the Company’s strategic acquisitions in 2003 follows:

Strategic acquisitions and disposition

In October 2003, Bookham acquired the entire issued share capital of Ignis, a company based in San Jose, California for

£9.6 million issuing 8,020,816 Ordinary Shares and the assumption of warrants over 48,836 Ordinary Shares as consideration. Up to an additional 780,843 Ordinary Shares may be issued in early 2005 should Ignis meet a revenue target of at least $4 million for financial year 2004.

In July 2003, Bookham acquired substantially all of the assets and certain liabilities of Cierra, a company based in Santa Rosa, California for £2.3 million issuing 3,071,484 Ordinary Shares as consideration. Up to an additional 4.2 million Ordinary Shares may be issued should the Cierra business meet a revenue target of at least $5 million in the 12 month period prior to 1 October 2004 or at least $8.5 million in the 12 month period prior to 1 October 2005.

In October 2002, Bookham announced that it had entered into an agreement to acquire the optical amplifier and optical transmitter and receiver businesses of Nortel Networks. The acquisition was completed on 8 November 2002. The aggregate consideration for the acquisition consisted of: (i) the issue of 61,000,000 Ordinary Shares, for a value of approximately £47,677,600 based on the closing price of Ordinary Shares on 8 November 2002, the date of issue of such shares; (ii) the Warrants; (iii) $30 million secured loan notes; and (iv) $20 million unsecured loan notes. Bookham also paid to Nortel Networks on completion $9.2 million for restructuring expenses incurred by Nortel Networks in connection with the transaction.

As part of an independent entity, the Company believes that there will be a greater opportunity for components manufactured and sold by the Nortel Business to be sold to leading systems manufacturers, other than Nortel Networks, who may not previously have purchased components from Nortel Networks, as Nortel Networks is one of their competitors. The products acquired by Bookham, include optical amplifiers with vertically integrated pump laser chips, 10 Gb/s transceivers and wide receiver line and transponder modules. The integration of these products with the Company’s own active and passive solutions enables Bookham to provide active and passive optical modules and subsystems to optical network systems manufacturers.

In August 2002, Bookham sold a majority of its interest in Measurement Microsystems, a company whose shares Bookham had acquired in January 2001, to a company backed by the former management of Measurement Microsystems for consideration representing less than 1% of Bookham’s net assets at the time. The Company retained a 25% interest in the shares of Measurement Microsystems. It was agreed that Bookham would not hold any positions on the board of directors, would not have any involvement in the day-to-day running of the business, would not be required to contribute any further funding and as a result would not be required to include any of the ongoing operations and cashflows of Measurement Microsystems in the Company’s consolidated accounts. The terms of the transaction permit Bookham to continue to use Measurement Microsystems’ patented optoelectronic technology pursuant to a license agreement. On 29 October 2002 Measurement Microsystems issued additional new shares to a third party, thereby reducing Bookham’s interest in the shares of Measurement Microsystems to 22.7%.

In December 2001, Bookham announced that it had entered into an agreement to acquire the business and assets of Marconi Optical Components Limited, a wholly-owned subsidiary of Marconi plc. The Company completed the acquisition in February 2002. The consideration for the acquisition was the issue by the Company to Marconi Optical Components Limited of 12,891,000 Ordinary Shares, for a value of approximately £16,400,000 based on the closing price of Ordinary Shares on 1 February 2002, the date of issue of such shares. This acquisition has made it possible for Bookham to expand its product portfolio into the actives market with a proprietary laser chip design, manufacturing capability and tunable laser and gallium arsenide, or GaAs, modulater technologies. The products acquired by Bookham included narrow-band and wideband tunable lasers, GaAs modulators and erbium doped fiber amplifiers, or EDFAs, and monolithic microwave integrated circuits, or MMICs.

Supply agreements

In connection with the acquisition of the Nortel Business, Bookham entered into a Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks. Under the agreement, Nortel Networks Limited has agreed to purchase a minimum of $20 million per quarter, or $120 million total, of optical products and related services from the Company over a period of six quarters from completion of the transaction on 8 November 2002. If purchases in any quarter of the six quarter term are within 15% of $20 million Nortel Networks Limited is permitted to roll over the shortfall to a succeeding quarter. In addition, over the three years following completion, Nortel Networks Limited has agreed to purchase from the Company agreed percentages on a product-by-product basis of its total component requirements for the optical components products that were being supplied to Nortel Networks by the Nortel Business (approximately 800 optical component products), subject to the Company meeting certain customary performance criteria relating to price, quality and delivery, among other things. The individual percentages will vary for each product from year to year and, in the majority of cases, will vary in range from 50% to 100% of Nortel Networks Limited’s requirements for these optical component products. For the transmitter and receiver product portfolio the target starts at 80%, reducing to 60% at the end of the three year period; for the amplifier product portfolio the target starts at 65% and reduces over the three year period to 50%. These product portfolio target allocations are non-binding. The agreement can be terminated by either party in the event of a material breach of the agreement by the other party following a cure period and after a full dispute resolution process has been followed. It can also be terminated upon the bankruptcy or insolvency of either party. The agreement is governed by the laws of the State of New York.

In connection with the MOC acquisition in February 2002, the Company entered into a non-exclusive supply agreement with Marconi Communications, Inc. (“Marconi Communications”), a wholly-owned subsidiary of Marconi plc, under which Marconi Communications will, subject to certain performance and capacity terms, purchase a minimum of £30 million ($48.3 million) of components from the Company over an 18-month period, originally to expire on 1 August 2003, for incorporation into certain Marconi products. In January 2003, Bookham and Marconi Communications amended the Supply Agreement to extend its term to 31 December 2003 and to adjust the timing of the minimum purchase commitments for 2003. On 17 December 2003, Bookham and Marconi Communications amended the Supply Agreement to extend its term to 30 June 2004. There has been no change to the total minimum purchase commitment under the agreement. The agreement can be terminated by either party for material breach of the agreement, following a 30 day cure period. The minimum purchase commitment is preserved where termination follows a material breach by Marconi. The agreement can also be terminated upon the bankruptcy or insolvency of either party. The agreement is governed by the laws of England.

Operational developments

In October 2003, Bookham announced that its cost reduction plans have been substantially completed. The consolidation of the Ottawa fabrication facility into the Caswell, UK, facility has now been completed and the Company expected this to lead to significant overhead reductions in the fourth quarter 2003. Initial product qualifications of chips built at the Caswell site are performing well. The installation of equipment and facilities at Caswell is now complete, with the required inventory build completed in 2003.

In addition, in July 2003, the Company announced new cost reduction initiatives aimed at reducing further the Company’s overhead structure. As part of this, the Company has reallocated and reduced its R&D spending in recognition of slower market growth and is pursuing restructuring efforts to reduce manufacturing overheads. The Company also decided to discontinue its investment in the ASOC platform and has closed its wafer fabrication facility in Milton, UK.

As a result of the above actions, there has been additional general and administrative overhead reductions, especially in Milton.

These new cost reduction initiatives have impacted approximately 160-180 jobs within manufacturing, R&D and support functions globally. Including previously announced actions, this is expected to result in the Company having approximately 1,680 employees by the end of the fourth quarter 2003.

Strategy

Bookham’s objective is to be the leading global provider of optical components, modules and subsystems to optical network system manufacturers. The Company intends to achieve this goal by:

Developing and marketing a full line of optical components.  The Company’s gallium arsenide and indium phosphide semiconductor technologies, also known as III-V chip technologies, can be applied to most of the basic optical functions required by telecommunication optical networks. These components can then be combined with electronics to provide modules and subsystems. By offering optical subsystems, the Company can provide additional cost and space savings, together with performance and functionality enhancements.

Maintaining investment in manufacturing, product development and personnel.  Bookham believes that its technology represents an important competitive advantage that it must continue to exploit in order to realise the commercial opportunity it provides and achieve the Company’s goals. Accordingly, Bookham has invested, and plans to maintain its investment, in semiconductor fabrication and assembly production capacity and product development capabilities.

Enhancing sales, marketing and customer support capabilities.  The Company believes that the highly technical nature of its products and the sophisticated and highly specialised needs of its existing and potential customers require it to maintain a knowledgeable, proactive and capable sales and marketing organisation. The Company also intends to complement its sales and marketing efforts by investing in customer support functions, to ensure that its close customer relationships continue after products are deployed, to sustain the retention of existing customers and to identify areas for further technical improvement and development.

Evaluating strategic acquisition opportunities.  Bookham believes that the identification and consummation of appropriate acquisition opportunities can further its overall strategic goals. In furtherance of this strategy, in February 2002, the Company completed the acquisition of the Marconi Optical Components Business; in November 2002, the Company completed the acquisition of the Nortel Business; in July 2003, the Company completed its acquisition of substantially all of the assets and certain liabilities of Cierra and in October 2003, the Company completed the acquisition of the entire issued share capital of Ignis.

Focus on rigorous cost containment.  The market for optical components is currently depressed, and there is no certainty when an upturn will occur. Bookham believes that it is strongly positioned to take advantage of any market upturn, but in order to do so the Company must carefully contain costs to preserve research and development, production, sales and marketing capacity during a sustained period of low market activity. To do so, the Company has in the past year and a half taken steps to rationalise production capacity, adjust headcount and restructure resources. In connection with the acquisition of both the Nortel Business and the Marconi Optical Components Business, the Company has carefully targeted, and successfully implemented, cost savings programs for each organisation, and will continue to do so.

Bookham’s Expanded Product Offering

Bookham designs, manufactures and markets components that generate, detect, route, amplify and control light signals primarily in telecommunications networks. The Company has technology platforms based on gallium arsenide and indium phosphide. Gallium arsenide is a compound used to create a variety of semiconductor devices, including devices for a wide range of optical applications, such as modulators and transmitters. Indium phosphide is a compound used in the creation of laser diodes and similar devices to generate light signals at specified wave lengths. In addition, the Company also has advanced capabilities in laser diodes used to power laser amplifiers and in the vertically integrated business of optical amplifiers, including thin film filters for passive optical components and intelligent electronics to control optical component systems. The recent addition of pluggable optical transceiver technology further enhances the technology portfolio.

The Company’s acquisitions from Nortel Networks, MOC, Cierra and Ignis represent an important step in its business, and enhances its product offering significantly by increasing its capability to deliver “active” optical components, those which directly generate or receive light, whereas prior to these acquisitions the Company’s product lines were largely focused on “passive” components, those that manipulate, guide and route optical signals.

The Company’s broader product portfolio enables it to offer the additional capability of providing subsystems and modules using its component set. These products are developed using gallium arsenide, indium phosphide and dielectric thin film filter technologies. This ability to offer a more comprehensive array of products addresses the Company’s customers’ goal of reducing the number of suppliers from whom they purchase. In addition, the Company is now in a position to offer the proven, reliable and widely deployed Nortel Networks products to other leading system manufacturers who may not previously have been willing to purchase components from Nortel Networks, as one of their competitors.

The Company’s current products are primarily configured for use in metropolitan and long-haul networks and include WDM/DWDM applications, where the need for high volume, cost-effective components that feature reduced complexity and greater ease of production is particularly critical. The addition of pluggable low cost optics through the acquisition of Ignis also allows the Company to address enterprise, storage (SAN) and datacom applications. Bookham’s products provide functionality for the various elements within the networking system from transmitting to receiving, and include products that amplify, detect, combine and monitor light signals. Bookham’s principal product offerings include:

Transmitters.  The Company’s transmitter product lines include products with fixed and tunable wavelength designed for both long-haul and metro (<20 km to >350 km) applications, and ranging from 2.5Gb/s to 10Gb/s. This product line also includes high power lasers for use in long-haul systems, which are available in fixed wavelength and narrow band tunable versions, and directly modulated lasers for use in metro networks.

Transceivers.  A transceiver is a combination of a transmitter and a receiver operating together. Transceivers and transceiver modules allow bi-directional communication on a single optical fibre, thereby freeing up capacity in congested networks and reducing the number of fibers required in new networks. Bookham’s SFP and XFP transceivers currently address short reach and intermediate reach applications at 2.5 Gbps and 10 Gbps and are used in enterprise, storage (SAN), metro and LH telecom applications.

Tunable lasers and transmitter modules.  These include high power CW tunable lasers, narrowband “set and forget” and broadband tuning ranges. The Company also offers integrated transmitter modules comprising tunable lasers and modulators.

Receivers.  A portfolio of discrete receivers for metro, long and ultra long-haul applications from 2.5 Gb/s to 40 Gb/s, including APD preamp receivers, as well as PIN preamp receivers, PIN and APD modules.

Amplifiers.  Erbium doped fibre amplifiers, or EDFAs, are used to boost the brightness of optical signals and offer compact amplification for ultra long-haul, long-haul and metro networks. Bookham offers a semi-custom product portfolio of multiwavelength amplifiers from gain blocks to full card level solutions for use in wide bandwidth WDM optical transmission systems. Bookham also offers lower cost narrow band mini-amplifiers.

Pump laser chips.  Pump laser diodes are a type of semiconductor laser that convert electrical energy into light output. 980nm pump laser diodes are designed for use as high-power, reliable pump sources for erbium doped fibre and waveguide amplifiers. 980nm pump laser modules are designed as pump sources for EDFA applications. Uncooled modules are designed for low-cost, reliable amplification for metro, cross-connect or other single/multi channel amplification applications. Bookham also offers 1480 pump modules which are capable of output of up to 300 mW and are stable over both time and temperature.

PIN Photodetectors.  Photodetectors are typically used to monitor the optical power where a portion of the signal is “tapped off” at the optical fiber. A PIN is a short hand description for the composition of a photodiode, which converts pulses of light into an electrical signal. Bookham’s PIN photodetectors are specifically designed for use in local area networks and fibre-optic links where components with low optical reflections are of prime importance.

Transponder modules.  A transponder module provides both transmitter and receiver functions. Electrical circuitry is included in the transponder, to control the laser diode and modulation function of the transmitter as well as the receiver electronics. These modules include a serialiser that accepts simultaneous inputs of data at a data rate that is convenient for interface to a wide range of electronic circuits. These parallel data streams are electronically multiplied together to form an aggregated stream of data at a much higher data rate. The transponder disaggregates the data into individual data streams. These modules include small form factor modules for both intermediate and long reach applications.

Multiplexers and demultiplexers.  A multiplexer combines multiple wavelengths of light and a demultiplexer performs the reverse function. These products are designed for DWDM systems which allow optical cross connection and wavelength routing applications.

Multi-channel electronic variable optical attenuators (VOAs).  A VOA allows controlled reduction of the brightness or power of a light signal. Bookham’s VOAs allow precise adjustment of power levels, enabling optical signals to be redirected and on and off systems and transmission imbalances in DWDM systems to be corrected.

Monolithic microwave integrated circuits (MMICs).  MMICs are electronic integrated circuits that work in electronic applications over a wide range of frequencies. Applications for MMICs include aerospace, military, instrumentation and communication.

Modulator chips.  A modulator chip allows the electrical carrier wave signal to be varied as the information to be transmitted on that signal fluctuates. Bookham produces these chips as a component for OEM manufacture.

TOA/ROA.  Transmitter optical assemblies (TOAs) and receiver optical assemblies (ROAs) are card-level transmitter and receiver assemblies for Nortel Networks 10 Gb/s transport systems. These are integrations of several individual optical components onto one circuit board which contain components sourced both internally and from third parties.

Thin Film Filters.  Thin film filter chips, packaged components and integrated passive modules are products used to route, multiplex and demultiplex DWDM optical signals. The Bookham passive portfolio includes 25GHz, 50GHz, 100GHz and 200GHz spaced DWDM filters, banded/skip filters, gain flattening and optical service channel filters and passive modules that are used both internally within Bookham value added products and sold as discrete products.

Customers, Sales and Marketing

Bookham sells its products principally to international telecommunications equipment manufacturers. The Company also generates a small portion of its revenues from product development contracts with its customers. A small number of customers account for a substantial portion of the Company’s revenues. For example, for the period ended 28 September, 2003, sales to Marconi Communications and Nortel Networks Limited accounted for 14% and 57%, respectively, of the Company’s net revenue. Bookham expects to continue to depend on a small number of customers for its sales and revenues.

The Company’s products typically have a long sales cycle. The period of time between initial contact with a customer to the receipt of an actual purchase order is frequently six months to a year or more. In addition, customers perform, and require Bookham to perform, extensive process and product evaluation and testing of components before entering into purchase arrangements.

Because the Company’s targeted market is a small number of very large organisations who rely on Bookham’s products for critical applications, Bookham believes it is essential to maintain a comprehensive and capable direct sales and marketing organisation. Towards that end, the Company has established a direct sales and marketing force of 72 persons as of 31 December, 2003, with salespeople in the United Kingdom, China, France, Italy and the United States. The Company intends to continue to invest in staff devoted to sales and marketing functions, in particular in the areas of product management and direct selling, to attract new customers and expand its sales to existing customers. The direct sales force is supported by an applications engineering group capable of providing technical support for key customers internationally. The Company has complemented the direct sales force with an international network of representatives and distributors that extends its commercial reach to smaller geographic locations and customers that are not currently covered by its sales offices. In addition, the Company will from time to time enter into collaborative arrangements for the sale or distribution of its products, where the other party can provide access to special expertise or potential customers.

Intellectual Property

Bookham believes that its proprietary technology provides it with an important competitive advantage and the Company intends to continue to protect its technology, as appropriate, including design, process and assembly aspects. Bookham’s technology extends across active and passive optical semiconductor devices for a wide range of applications in telecommunications networks. The Company believes that its intellectual property portfolio is a valuable strategic asset that can be used in conjunction with the technologies of the companies with which it collaborates to develop sophisticated solutions and applications for use in the optical network systems market. This portfolio is supplemented by Bookham’s extensive expertise developed by its personnel, including personnel who joined the Company from Ignis, Nortel Networks and Marconi, and significant application and process engineering know-how. Bookham believes that the future success of its business will depend on its ability to translate its intellectual property portfolio and the technological expertise and innovation of its personnel into new and enhanced products, especially involving size and cost reduction.

As of 31 December, 2003, Bookham held 194 U.S. granted patents and 224 non-U.S. granted patents, and had approximately 454 patent applications pending in various countries. The Company maintains an active program of identifying technology appropriate for patent protection. Its practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge Bookham’s exclusive ownership of all intellectual property developed by the individuals during their work for the Company and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions. Bookham operates within its business a rewards to inventors scheme, which encourages, through the use of cash rewards and patent application support, prospective inventors who are employees to approach the Company with their ideas.

Research and Development

Since inception in 1988, Bookham has historically devoted a significant amount of its resources to research and development activities. The Company spent £17.4 million (2000), £77.6 million (including exceptional items) (2001) and £39.8 million (2002) on research and development, with a total of £134.8 million over the last three fiscal years. The Company invested heavily in research and development in 2001 in connection with increasing its product development efforts in anticipation of an increase in demand. In response to the decline in the market, Bookham decreased these expenses in 2002 and has continued to do so during 2003, as part of its overall cost-cutting efforts. The Company believes that continued investment in its technology is critical to future competitive success but the Company anticipates that research and development expenses in the near term will be lower than in 2002 as a result of ongoing cost restructuring, including the consolidation of the Ottawa fabrication facility into Caswell and the discontinuance of its ASOC development efforts. As of 31 December, 2003, the Company’s research and development organisation comprised 374 persons.

The Company’s research and development facilities in Caswell and Paignton, England, include computer-aided design stations, modern laboratories and automated test equipment. Bookham intends to devote continued research and development resources to expand its existing product line, enhance its manufacturing processes to reduce production costs, provide increased device performance, and reduce time to market in developing its products. Bookham’s research and development organisation continues to be a resource available to provide optical and electronic integration expertise to meet customer-specific requirements as they arise in telecommunications and other selected applications. The Company also sponsors advanced research in a number of universities in the United Kingdom, Europe and North America.

Manufacturing

Bookham’s manufacturing facilities are located in the United Kingdom and Zurich. In connection with the MOC acquisition in February 2002, Bookham acquired a production and research and development facility located in Caswell, England. In connection with the acquisition from Nortel Networks, the Company acquired a manufacturing, assembly and test facility in Paignton, England a production and research and development facility in Ottawa, Canada, and a manufacturing facility in Zurich, Switzerland. The Company has relocated the manufacturing equipment and activities from the Ottawa plant to the Company’s existing Caswell facility. Bookham has retained the research and development functions as well as administrative offices in new premises in Ottawa. The Company previously had facilities in Abingdon, England, Swindon, England, Columbia, Maryland and Quebec, Canada, all of which are now closed. The Company leases the Zurich facility, and owns the Caswell and Paignton plants. The Company’s aggregate potential manufacturing floor space in all of these facilities is approximately 180,000 square feet. As a result of the economic downturn, the Company’s manufacturing capability is significantly underutilised.

The Company’s manufacturing capabilities include fabrication processing for indium phosphide, gallium arsenide and silicon. This includes clean room facilities for each of the technology processes along with assembly and test capability and reliability/quality testing. The Company’s manufacturing facilities house sophisticated semiconductor processing equipment, such as epitaxy reactors, metal deposition systems, photolithography, etching, analytical measurement and control equipment. Bookham’s assembly and test facilities include specialised automated assembly equipment, temperature and humidity control and reliability and testing facilities.

Competition

The Company’s principal competitors are the major suppliers of optical components and modules, including both vendors selling to third parties and components companies owned by large telecommunication equipment manufacturers. Specifically, Bookham competes against two main categories of competitors:

•                                          broad-based merchant suppliers of components, such as JDS Uniphase, Avanex and Triquint; and

•                                          the fibre-optic components organisations of integrated equipment manufacturers, such as Fujitsu and Opnext.

Properties

Bookham leases its corporate headquarters of approximately 20,000 square feet in Abingdon, England, pursuant to a lease which expires in 2007. Bookham also leases a manufacturing facility at the same location, which is now not utilised, of approximately 66,000 square feet in aggregate pursuant to two leases, both of which expire in 2007. The Company owns a 183,000 square foot facility in Caswell, England, which includes wafer fabrication, assembly and test, manufacturing support functions and research and development capabilities as well as office space. The Company’s facility in Paignton, England, which it owns, is approximately 240,000 square feet of manufacturing space incorporating clean room, assembly and test and supporting laboratory, office and storage space. The Company’s facility in Zurich, Switzerland, which it owns, is approximately 124,000 square feet comprising office space and manufacturing, including clean room wafer fabrication and production laboratories.

Current Trading and Prospects for the Enlarged Group

On 28 October 2003, the Company announced its third quarter and nine month results for the period ended 28 September 2003 (the “Q3 Results”), which showed revenues in the third quarter of £23.1 million, a 10 per cent. sequential increase from £21.0 million in the second quarter of 2003 and a 204 per cent. increase compared to the third quarter of 2002 (£7.6 million). Nortel Networks and Marconi Communications remained very strong customers of Bookham, representing 57% and 14% of sales, respectively. Revenues for the nine months ended 28 September 2003 were £65.2 million, up 221 per cent. compared with the same period in 2002.

Gross margin, excluding exceptionals, improved by over 13 percentage points, to near breakeven with a loss of £0.4 million (or negative 1.5%), down from £3.2 million (or negative 15%) in the second quarter 2003. Operating expenses, excluding exceptionals, were reduced by 7% quarter on quarter.

Cash burn for the third quarter 2003 was £22.9 million ($36.9 million), primarily reflecting one-off costs associated with the closure of the Ottawa fabrication facility, overhead reductions and restructuring initiatives. The net loss for the third quarter was £29.2 million, including exceptional charges of £14.6 million. This compares with a net loss of £18.1 million in the second quarter of 2003, which included exceptional charges of £1.8 million. The net loss for the nine months ended 28 September 2003 was £72.3 million. This compares with a net loss of £55.2 million in the corresponding period in 2002.

The Q3 Results are set out in full in Section B of Part V of this document.

Since the publication of the Q3 Results, trading has continued broadly in line with management expectations despite the continuation of a difficult market environment.

Please also see the section on the Current Trading and Prospects of New Focus contained in Part III of this document, and the risk factor entitled “The Company has generated substantial losses to date and the Enlarged Group will also generate substantial losses unless it achieves significant revenue growth” in Part IV of this document.

Net revenues of New Focus for the third quarter of 2003 were $7.7 million (£4.6 million), up from $6.3 million (£3.8 million) in the second quarter of 2003 and $6.7 million (£4.0 million) in the third quarter of 2002. New Focus recorded a net loss for the third quarter of 2003 of $4.4 million (£2.7 million), down from $7.2 million (£4.3 million) in the second quarter of 2003.

The Directors anticipate market conditions to be broadly unchanged over the current financial year. However, the Directors expect the Acquisition to increase the critical mass of the Enlarged Group’s non-telecommunications business, enabling the Enlarged Group to diversify its customer base. Telecommunications and non-telecommunications revenues are expected to account for approximately 70% and 30%, respectively, of the Enlarged Group’s revenues by the end of the current financial year. The Acquisition will also provide significant additional cash resources for the Enlarged Group.

PART III

INFORMATION ABOUT NEW FOCUS

The New Focus Business

New Focus develops and manufactures photonics and microwave solutions for diversified markets within the semiconductor, defence, research, industrial, biotech/medical, and telecom test and measurement industries. Its products include tunable lasers for test and measurement applications, microwave radio-frequency (RF) amplifiers, and advanced photonics tools. New Focus’ photonics tools products include instruments and tools used for generating, measuring, moving, manipulating, modulating and detecting optical signals in semiconductor, defence, research, industrial, biotech/medical and telecom test and measurement applications. Its tunable lasers products include tunable laser instruments and sub-systems and are used in semiconductor metrology, test and measurement and metrology, biomedical, optical spectroscopy, and a range of research applications. New Focus’ microwave RF amplifier products are high-speed, low-noise electronic amplifier modules and are used principally in defence and aerospace applications.

Products and Technology

New Focus develops innovative photonics and microwave solutions for diversified markets. New Focus sells three primary families of products: advanced photonics tools, tunable lasers for test and measurement applications, and high-speed RF products.

Photonics Tools

Photonics tools are instruments and tools principally used for generating, measuring, moving, manipulating, modulating and detecting optical signals. In addition to research and academic laboratories, the company’s photonics tools are used in a variety of commercial and OEM applications. New Focus currently offers a wide range of photonics tools for advanced research, development and manufacturing. These products leverage its core competencies in photonics and are used in applications for the semiconductor, defence, research, industrial, biomedical and telecom industries.

New Focus’ photonics tools line includes electro-optical components, precision opto-mechanical components and motion control devices. Its electro-optical components include laser sources, modulators, photodetectors and photoreceivers (photodetectors with built-in amplifiers) used for general-purpose light and fluorescence detection, light modulation, and component test and characterisation. New Focus’ precision opto-mechanical components, such as optical mounts, fibre aligners and translation stages, among others, provide high stability, high resolution and precision adjustment capability for use in both manufacturing and laboratory environments. Supplementing the precision opto-mechanical component family is a motion control product line that includes motorised optical mounts, stages and Picomotor(TM) actuators. When used with New Focus’ precision opto-mechanical products, these tools provide high-resolution positioning and precise alignment.

Tunable Laser Products

New Focus’ tunable laser product family includes swept-wavelength and step-and-measure lasers available in either benchtop system or OEM module configurations. New Focus’ tunable lasers are based on an external-cavity diode laser design and are used in semiconductor metrology applications, telecom test and measurement instrumentation, biomedical applications, spectroscopic applications, and research laboratories worldwide. New Focus’ tunable laser product line has grown to include wavelengths from 400 nanometers (nm) to 1630 nm and offers performance characteristics such as rapid, precise, and wide tuning or wavelength scanning for efficient testing. New Focus has received numerous industry awards for the development and commercialisation of external cavity tunable diode lasers.

Some applications in which New Focus’ high performance test and measurement tunable lasers are used include: (1) testing and measuring fibre optic components and systems in manufacturing, development and research environments, (2) improving the accuracy of complex surface profiling instruments for the semiconductor industry, (3) testing and stabilising particular transitions of atomic cesium, enabling the production of a new generation of highly accurate atomic clocks, and (4) testing and monitoring pressure, temperature and strain in various industrial environments.

New Focus’ tunable laser capabilities include advanced laser design, development and manufacturing, advanced laser packaging for high reliability and advanced thin films for extremely low optical reflections. These capabilities have resulted in tunable laser products with wide wavelength coverage, high stability and low noise.

High-Speed Radio-Frequency (RF) Microwave Products

New Focus’ high-speed RF microwave product family is designed for use in military, air traffic management, avionics, navigation systems, satellite communications and commercial wireless telephony applications. The company’s RF amplifiers operate at frequencies from 10 kiloHertz up to 40 gigaHertz and provide power up to 5 Watts, while keeping noise figure below 1 dB. New Focus’ designs use thin-film hybrid microwave technology to achieve high RF performance. New Focus has a comprehensive product line of standard microwave amplifiers as well as built-to-order custom amplifiers and subsystems. New Focus’ flexible design methodology allows its products to be readily customised to meet the specialised requirements of a given customer application. New Focus’ high-speed RF microwave product offerings include, but are not limited to, radar and communications band amplifiers, power amplifiers and tri-band amplifiers. Radar and communications band amplifiers, in particular, account for a high percentage of revenues derived from this product family. These amplifiers use high electron mobility transistors (HEMT) and gallium arsenide field effect transistors (GaAs FETs) to satisfy the low noise requirements in the common radar and communications bands and operate over the full military temperature ranges.

Customers

New Focus sells its products to customers in the semiconductor, industrial, biomedical, defence and telecommunications industries. Its customers also include commercial, academic and governmental research institutions that engage in advanced research and development activities.

During the past few years, when a significant portion of New Focus’ net revenues were derived from the telecommunications industry, its major customers tended to be large, public companies in the telecommunications industry. As a result of the downturn in the telecommunications industry and, more specifically, the company’s restructuring actions in 2002, it has reduced its dependence on the telecommunications industry and diversified the composition of its customer base. During the second half of 2002 and the first nine months of 2003 its top five customers typically accounted for 20-35% of quarterly net revenues. During this period, its top two customers typically accounted for 10-20% of the company’s quarterly net revenues. Top customers during this time period included resellers of New Focus’ photonics tools products, defence contractors, and semiconductor companies.

Sales, Marketing and Customer Support

New Focus sells and markets its tunable lasers, high-speed RF products, and photonics tools primarily through a combination of direct sales, catalogue sales and international sales representatives and resellers. New Focus currently focuses its direct sales and marketing efforts on OEM customers with photonics subsystem integration requirements and on defence contractors that use high-speed RF amplifiers. New Focus’ direct sales account managers for its photonics tools and tunable laser product lines generally cover specific geographic regions and call on current and potential customers within their assigned regions. The direct sales account managers for New Focus’ high-speed RF products cover the market on an assigned account basis. New Focus takes a collaborative approach with its customers and establishes relationships at all levels: engineering, procurement, and senior management.

New Focus believes that support services are essential to the successful installation and ongoing support of its products. New Focus’ support services include customer service and technical support. Customer service representatives assist customers with orders, warranty returns and other administrative functions. Technical support engineers provide customers with answers to technical and product-related questions as well as application support relating to the use of the company’s products in the customer’s applications. These engineers also help to define the features that are required for New Focus’ products to be successful in specific applications.

Manufacturing

New Focus manufactures the majority of its products. However, New Focus does outsource on a limited basis manufacturing of selected subcomponents, primarily for a subset of its photonics tools products. New Focus’ manufacturing operations are in San Jose, California, US.

New Focus is committed to designing and manufacturing high quality products that have been thoroughly tested for reliability and performance. Its manufacturing processes utilise stringent quality controls, including incoming material inspection, in-process testing and final test. As a result of its continuing commitment to manufacturing high quality products, New Focus’ operation in San Jose, California, US, is ISO 9001 certified.

Research and Development

New Focus has assembled a team of engineers, technicians and operators with significant experience in highly specialised manufacturing industries such as semiconductor capital equipment, optical storage and networking, and communications.

New Focus’ total research and development expenses, excluding reimbursement for engineering development work, totalled $22.2 million (£13.4 million) for the fiscal year ended 29 December, 2002, $50.8 million (£30.6 million) for the fiscal year ended 30 December, 2001, and $27.2 million (£16.4 million) for the fiscal year ended 31 December, 2000. New Focus’ total research and development expenses, excluding reimbursement for engineering development work, totaled $2.1 million (£1.3 million) for the quarter ended 28 September 2003, $2.4 million (£1.4 million) for the quarter ended 29 June 2003 and $2.2 million (£1.3 million) for the quarter ended 30 March 2003.

Competition

In the photonics tools market New Focus faces competition from a number of companies, including Linos AG, Melles Griot, Inc.

(a Barloworld Scientific company), Newport Corporation, Thermo Oriel (a unit of the Thermo Photonics Division of Thermo Electron Corporation), and Thorlabs, Inc. Competitors in the tunable laser market include Agilent Technologies. In the high-speed RF products market, New Focus faces competition from M/A-Com (a subsidiary of Tyco International), Miteq Inc., REMEC, Inc. and several smaller private companies.

Intellectual Property

New Focus pursues patent protection in the United States and abroad, and as of 31 December 2003 it has been granted 50 U.S. patents and 2 European patents. The expiration dates of its patents range from May 2008 to October 2023.

New Focus generally enters into confidentiality or license agreements with its employees, consultants and corporate partners, and generally controls access to and distribution of its proprietary information. Its confidentiality agreements generally prohibit the disclosure or use of the technology being evaluated or licensed. From time to time New Focus licenses its technology to various third parties pursuant to non-exclusive license agreements that prohibit the disclosure or use of the technology except as set forth in the agreements.

Employees

At 31 December, 2003, New Focus had a total of 194 employees located primarily in the United States. Of the 194 total employees, 106 were in manufacturing, 39 were in research and development, 29 were in sales and marketing, and 20 were in administration. None of the employees are subject to a collective bargaining agreement.

Current Trading and Prospects

On 28 October 2003, New Focus announced its third quarter and nine month results for the period ended 28 September 2003 (the “New Focus Q3 Results”), which showed net revenues of $7.7 million (£4.6 million), up from $6.3 million (£3.8 million) in the second quarter of 2003 and $6.7 million (£4.0 million) in the third quarter of 2002. Third quarter net revenues included $1.4 million (£0.8 million) in royalty income, which represented the first of three guaranteed minimum royalty payments related to the sale of the company’s passive optical component product line. Two additional royalty payments of $2.0 million (£1.2 million) each are due in the third quarters of 2004 and 2005, respectively. Net revenues for the nine months ended 28 September 2003 were $20.1 million (£12.1 million), down from $26.0 million (£15.7 million) in the same period of 2002.

New Focus recorded a net loss for the third quarter of 2003 of $4.4 million (£2.7 million), down from a net loss of $7.2 million (£4.3 million) in the second quarter of 2003 and a net loss of $56.5 million (£34.0 million) in the third quarter of 2002. The net loss for the nine months ended 28 September 2003 was $16.7 million (£10.1 million), down from a net loss of $95.1 million (£57.3 million) in the same period of 2002. These quarterly and nine-month net losses included various restructuring and impairment charges as well as charges for the amortization of goodwill and deferred compensation. Additionally, the nine-month net loss for 2002 included gains from certain product line divestitures.

Following the close of its third quarter 2003, New Focus began to see an improved order flow for its product lines. As a result of this improved order flow, New Focus announced that it expected net revenues for the fourth quarter 2003, which would be composed of product revenues only, to be in the range of $6.5 to $7.0 million (£3.9 to £4.2 million). New Focus has also indicated that three new low-cost suppliers in southeast Asia would be on line in the fourth quarter, which would eliminate the unfavourable material cost effects that New Focus has experienced during the second and third quarters 2003. As a result of this and other actions, New Focus noted that the gross margin percentage on product revenues should show sequential improvement between the third and fourth quarters of 2003.

The New Focus Q3 Results are set out in full in Section D of Part V of this document.

PART IV

RISK FACTORS

The risks described below should be carefully considered by recipients of this document before making any investment or other decision in relation to Ordinary Shares. If any of the adverse events described below actually occur, the business, financial condition or results of future operations of the Enlarged Group could be materially adversely affected. This document contains forward-looking statements that involve risks and uncertainties. The actual results of the Enlarged Group could differ materially from those anticipated in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including the risks faced by the Enlarged Group described below and elsewhere in this document.

RISKS RELATED TO THE ACQUISITION

While Bookham’s and New Focus’ share prices have been volatile in recent periods, the Acquisition exchange ratio is fixed and no adjustment to the exchange ratio will be made as a result of fluctuations in the market prices of Ordinary Shares, ADSs or New Focus common stock.

Bookham’s and New Focus’ share prices have been volatile in the past and may continue to be volatile in the future. In 2003, the market price of Ordinary Shares ranged from £0.65 to £1.78, the market price for ADSs ranged from $1.01 to $2.99 and the market price of New Focus Common Stock has ranged from $2.86 to $5.60. Upon completion of the Acquisition, each share of New Focus common stock will be converted into the right to receive 1.2015 ADSs, or, at the election of the holder of New Focus common stock, an equal number of Ordinary Shares. In addition, immediately prior to the Acquisition, holders of New Focus common stock will be entitled to receive a cash distribution of $2.19 from New Focus for each share of New Focus common stock they hold. The exchange ratio will not change even if the market price of the New Focus common stock, ADSs or Ordinary Shares fluctuates. In addition, neither party may withdraw from the Acquisition or resolicit the vote of its shareholders or stockholders solely because of changes in the market price of New Focus common stock, ADSs or Ordinary Shares. Any reduction in Bookham’s share price will result in New Focus stockholders receiving less current value in the Acquisition at Completion. Conversely, any increase in Bookham’s share price will result in New Focus stockholders receiving greater current value in the Acquisition at Completion. The specific dollar value of ADSs or Ordinary Shares that New Focus stockholders will receive upon Completion will depend on the market value of ADSs or Ordinary Shares at that time. New Focus stockholders will not know the exact value of ADSs and Ordinary Shares to be issued pursuant to the Acquisition at the time of the New Focus special meeting of stockholders.

The Acquisition could cause New Focus or Bookham to lose key personnel, which could materially affect the Enlarged Group’s business and require the companies to incur substantial costs to recruit replacements for lost personnel.

As a result of the announcement of the Acquisition Agreement, current and prospective New Focus and Bookham employees could experience uncertainty about their future roles within Bookham. This uncertainty may adversely affect the ability of the Enlarged Group to attract and retain key management, sales, marketing and technical personnel. New Focus and Bookham employees may be concerned about the strategic focus and direction of the Enlarged Group, which will continue to derive a substantial majority of its revenues on a pro forma basis in 2003 from optical components, modules and subsystems for the telecommunication market, and seek to find employment elsewhere. Any failure to attract and retain key personnel prior to and after the consummation of the Acquisition could have a material adverse effect on the business of the Enlarged Group.

General uncertainty related to the Acquisition could harm Bookham and New Focus.

Bookham’s or New Focus’ current and prospective customers may, in response to the announcement of the Acquisition Agreement, delay or defer purchasing decisions. If Bookham’s or New Focus’ customers delay or defer purchasing decisions, the revenues of Bookham and New Focus, respectively, could materially decline or any anticipated increases in revenue could be lower than expected. Also, speculation regarding the likelihood of the closing of the Acquisition could increase the volatility of Bookham’s and New Focus’ share prices. In addition, for the year ended 31 December 2002 and the nine months ended 28 September 2003 Bookham derived over 90% of its revenue from the sale of components for telecommunication networks, New Focus, as the result of its products divestitures, derives 100% of its net revenues from sales of products for applications outside of the telecommunications network market. As a result, New Focus’ customers, may be concerned about the strategic focus and direction of the Enlarged Group, and may decide to reduce their purchasing dependence on New Focus or the Enlarged Group.

Third parties may terminate or alter existing contracts with New Focus.

New Focus has contracts with suppliers, distributors, customers, licensors and other business partners. Various contracts require New Focus to obtain consent from these other parties in connection with the Acquisition. If these third party consents cannot be obtained on favourable terms, the Enlarged Group may suffer a loss of potential future revenue and may lose rights to facilities or intellectual property that are material to the business of the Enlarged Group.

Failure to complete the Acquisition could harm ADS and Ordinary Share price.

If the Acquisition is not completed, Bookham may be subject to the following risks:

•                                          the trading price of ADSs or Ordinary Shares may decline;

•                                          costs related to the Acquisition such as legal, accounting and various financial advisory fees, must be paid even if the Acquisition is not completed; and

•                                          Bookham may be required to seek alternate sources of capital in the near term.

The Acquisition may be completed even though material adverse changes may result from industry-wide changes and other causes subsequent to the announcement of the Acquisition Agreement.

In general, either party can refuse to complete the Acquisition if there is a material adverse change affecting the other party between 21 September 2003 and Completion. However, some types of adverse changes, events, circumstances or developments will not prevent the Acquisition from going forward, even if they would have a material adverse effect on Bookham or New Focus, including adverse changes, events, circumstances or developments resulting from:

•                                          general economic conditions or conditions generally affecting the telecommunication, and non-telecommunication markets for optical products, except to the extent Bookham or New Focus is materially disproportionately affected;

•                                          the announcement or pendency of the cash distribution or the Acquisition or any other transactions contemplated by the Acquisition Agreement;

•                                          compliance with the express terms and conditions of the Acquisition Agreement;

•                                          any failure to meet published revenue or earnings projections that cause a change in the share price or trading volume of Bookham or New Focus;

•                                          any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•                                          the continued incurrence of losses by Bookham or New Focus.

If such adverse changes occur and the Acquisition is completed Bookham’s share price may suffer.

During the pendency of the Acquisition, New Focus and Bookham may not be able to enter into an Acquisition or business combination with another party at a favourable price because of the restrictions in the Acquisition Agreement.

Under the Acquisition Agreement, New Focus is generally restricted from acquiring any new businesses or entering into discussions or negotiations regarding alternative transactions, while Bookham is restricted from entering into any transaction that would require the inclusion of additional pro forma financial information in this document, which would be required in the event of material acquisition transactions. As a result, if the Acquisition is not completed, the parties may be at a disadvantage to their competitors, who are free to pursue acquisition or sale opportunities in a consolidating market environment.

Charges to earnings resulting from the application of acquisition accounting may adversely affect the market value of Ordinary Shares and ADSs following the Acquisition.

In accordance with U.K. GAAP, the Enlarged Group will account for the Acquisition using the acquisition method of accounting. The Enlarged Group will allocate the total estimated purchase price to New Focus’ net tangible assets, intangible assets, and other net assets based on their fair values as of the date of Completion of the Acquisition, and record the excess of the purchase price over those fair values as goodwill. The Enlarged Group will incur additional amortisation expense over the estimated useful life of the goodwill arising in connection with the Acquisition on an annual basis. In addition, to the extent the value of goodwill or intangible assets or tangible assets become impaired, the Enlarged Group may be required to incur material charges relating to the impairment of those assets. In addition, there can be no assurance that the Enlarged Group will not incur restructuring charges as a result of the Acquisition, which may have an adverse effect on the Enlarged Group’s earnings.

RISKS RELATING TO THE ENLARGED GROUP

Bookham and New Focus may not realise the benefits they expect from the Acquisition.

The integration of Bookham and New Focus will be complex, time consuming and expensive and may disrupt the Enlarged Group’s businesses. The Enlarged Group will need to overcome significant challenges in order to realise any benefits or synergies from the Acquisition. These challenges include the timely, efficient and successful execution of a number of post-Acquisition events, including:

•                                          retaining existing customers of both companies and attracting additional customers;

•                                          integrating the operations and technologies of the two companies;

•                                          retaining and assimilating the key personnel of each company;

•                                          retaining strategic partners of each company and attracting new strategic partners;

•                                          moving some of Bookham’s manufacturing to the New Focus China facility; and

•                                          creating uniform standards, controls, procedures, policies and information systems.

The execution of these post-Acquisition events will involve considerable risks and may not be successful.

These risks include:

•                                          the potential disruption of the Enlarged Group’s ongoing business and distraction of its management;

•                                          the potential strain on the Enlarged Group’s financial and managerial controls and reporting systems and procedures;

•                                          unanticipated expenses and potential delays related to integration of the operations, technology and other resources of the two companies;

•                                          the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel;

•                                          greater than anticipated costs and expenses related to restructuring, including employee severance or relocation costs and costs related to vacating leased facilities; and

•                                          potential unknown or currently unquantifiable liabilities associated with the Acquisition and the combined operations.

The Enlarged Group may not succeed in addressing these risks or any other problems encountered in connection with the Acquisition. The inability to successfully integrate the operations, technology and personnel of Bookham and New Focus, or any significant delay in achieving integration, could have a material adverse effect on the Enlarged Group after the Acquisition and, as a result, on the market price of ADSs and Ordinary Shares.

The issue of ADSs and Ordinary Shares pursuant to the Acquisition and any future sale of substantial amounts of Ordinary Shares or ADSs could adversely affect Bookham’s share price.

Bookham expects to issue approximately 77 million ADSs or Ordinary Shares or approximately 36% of Bookham’s issued share capital as of 31 December 2003 to New Focus Stockholders in connection with the Acquisition. In addition, in connection with Bookham’s acquisition of the Nortel Business, Bookham issued to Nortel Networks 61,000,000 Ordinary Shares. Nortel Networks sold 30,000,000 of these shares in July 2003. As of 31 December 2003, Nortel Networks Limited held 23,789,415 Ordinary Shares and Nortel Networks Optical Components Limited held 7,210,585 Ordinary Shares, which collectively represents approximately 14% of Bookham’s issued share capital as of that date. Bookham also issued to Nortel Networks warrants to purchase 9,000,000 Ordinary Shares. These warrants are immediately exercisable but may not be exercised to the extent that doing so would result in Nortel Networks owning 30% or more of Bookham’s issued share capital at the time of exercise. Other Shareholders or groups of Shareholders also hold significant percentages of Bookham’s shares. For example, the Directors collectively beneficially hold approximately 15.6% of Bookham’s issued share capital as of 13 December 2003. In addition, Nortel Networks and various other Shareholders have the right to require Bookham to register their Ordinary Shares in the United States. In particular, Bookham has filed a registration statement with the U.S. Securities and Exchange Commission to register the Ordinary Shares held by Nortel Networks or its affiliates. Sales by New Focus Stockholders acquiring shares pursuant to the Acquisition, Nortel Networks or other holders of substantial amounts of Ordinary Shares in the public or private market could adversely affect the market price of ADSs or Ordinary Shares by increasing the supply of shares available for sale compared to the demand in the private and public capital markets to buy Ordinary Shares or ADSs. These sales may also make it more difficult for Bookham to sell equity securities in the future at a time and price that Bookham deems appropriate.

Nortel Networks has agreed that it will not sell or otherwise dispose of or pledge, directly or indirectly, more than 15,000,000 shares per quarter during the period of one year beginning 8 March 2003. However, Bookham may, in its sole discretion, and at any time, consent to the sale of shares by Nortel Networks. Bookham has also agreed that, as exceptions to the above-mentioned restrictions, Nortel Networks is entitled to make:

•                                          inter-group transfers;

•                                          sales in privately negotiated transactions not involving a public offering, provided that such sales are not to certain of Bookham’s competitors; and/or

•                                          pledges for the benefit of financing providers to Nortel Networks or its affiliates, provided that in each case the transferee agrees to be bound by the above-mentioned restrictions.

In addition, the above-mentioned restrictions shall not prevent or restrict Nortel Networks from: accepting an offer, giving an irrevocable undertaking in relation to an offer, or selling any shares during an offer period, in each case where the offer is for Bookham’s entire issued share capital. Nortel Networks disposed of 30,000,000 shares in July 2003 in privately negotiated transactions, Bookham can not provide assurances that Nortel will not seek to dispose, at any time, of its remaining shares on the same basis; in any event the restriction on resale of the shares held by Nortel expires on 8 March 2004.

The Enlarged Group may encounter unexpected costs or delays in reactivating the New Focus China facility.

If the Acquisition is consummated, the Enlarged Group intends to take advantage of the comparatively low manufacturing costs in China by conducting some of its manufacturing activities at the New Focus China facility. In order to do so, it must obtain required legal authorisation, train and hire a workforce and invest in reactivation of the facility. Requisite legal permits may not be obtained prior to completion of the Acquisition, if at all, and there may be costs or operational limitations imposed in connection with obtaining and complying with such permits. The hiring and training of an appropriate labour force will require an investment of the Enlarged Group’s resources, and may take longer than anticipated. The Enlarged Group may also be required to expend greater amounts than it currently anticipates in connection with the reactivation of the facility. Any one of these factors, or a combination of them, could reduce or eliminate the anticipated benefits of the Acquisition, and could result in the incurrence of unanticipated costs, with the potential to materially and adversely affect the Enlarged Group’s business after Completion of the Acquisition.

Fluctuations in operating results and a long sales cycle could adversely affect the market price of ADSs and Ordinary Shares.

The Enlarged Group’s revenues and operating results are likely to fluctuate significantly in the future. The timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order delays or deferrals and shipment delays and deferrals, may cause material fluctuations in revenue. To date, customers have taken a long time to reach a decision to purchase Bookham’s and New Focus’ products. This lengthy sales cycle may cause the Enlarged Group’s revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation.

The period between initial contact with a Bookham or New Focus customer to the receipt of an actual purchase order has frequently been six months to a year or more. In addition, customers traditionally perform extensive process and product evaluation and testing of components before entering into purchase arrangements.

Delays or deferrals in purchasing decisions may increase as the Enlarged Group develops new or enhanced products. The current and anticipated dependence on a small number of customers increases the revenue impact of each customer’s actions relative to these factors. The Enlarged Group’s expense levels in the future will be based, in large part, on the Enlarged Group’s expectations regarding future revenue, and as a result net income for any quarterly period in which material orders are delayed could vary significantly.

Because of these and other factors, investors should not rely on quarter-to-quarter comparisons of Bookham’s results of operations, New Focus’ results of operations or the pro forma financial information as an indication of future performance. It is possible that, in future periods, results of operations will differ from the estimates of public market analysts and investors. Such a discrepancy could cause the market price of ADSs and Ordinary Shares to decline.

The Enlarged Group business will be adversely affected if the Enlarged Group cannot manage the significant changes in the number of its employees and the size of its operations.

Bookham experienced a significant increase in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations in 1999 and 2000. In 2001, however, Bookham experienced a significant reduction in the number of employees and scope of its operations because of declining demand for Bookham’s products. In addition, a number of Bookham’s manufacturing facilities were underutilised in light of reduced demand. In 2002, Bookham’s employee numbers, scope of operations and the geographic area of Bookham’s operations again significantly expanded through acquisitions, although the increase in Bookham’s headcount was offset by planned employee reductions. In particular, the number of Bookham’s employees increased from 226 at 31 December 1999 to 978 at 31 December 2000 and then decreased to 643 at 31 December 2001. As of 31 December 2003, Bookham’s headcount was approximately 1,680. This figure includes approximately 1,200 employees who transferred to Bookham with the acquired Nortel Business, and reflects planned employee reductions, including those related to the closure of the Swindon (U.K.) and Maryland (U.S.) manufacturing facilities. In light of the current demand in Bookham’s targeted markets, Bookham has announced a further reduction in headcount of approximately 150 persons, principally in ASOC-related and research and development functions. In addition, Bookham has decided to discontinue the manufacturing and development activities associated with its ASOC product line at its Abingdon (U.K.) facility as part of the realignment of its product lines. As a result of the Acquisition, Bookham will acquire approximately 195 employees based at New Focus’ headquarters in San Jose, California. To date, most of Bookham’s employees have been based in Abingdon, Caswell and Paignton, United Kingdom, Zurich, Switzerland and Ottawa, Canada. These significant changes in headcount have placed, and will continue to place, a significant strain on management and other resources. The Enlarged Group will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programmes in different jurisdictions.

Bookham’s recent reduction in research and development personnel may have an adverse effect on the development of new products and enhancement of existing product offerings. There is a risk that, during such periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. If the Enlarged Group is unable to manage its headcount, appropriate levels of manufacturing capacity and the scope of its operations effectively, the cost and quality of the Enlarged Group’s products may suffer and the Enlarged Group may be unable to attract and retain key personnel and develop and market new products. Further, the inability to successfully manage the substantially larger and geographically diverse organisation, or any significant delay in achieving successful management, could have a materially adverse effect on the Enlarged Group after the Acquisition and, as a result on the market price of ADSs and Ordinary Shares.

Bookham generates a significant portion of its revenue outside the United Kingdom and New Focus generates a significant portion of its revenue outside the United States and therefore the Enlarged Group will be subject to additional risks associated with the extent of its international operations.

Bookham’s sales outside the United Kingdom, consisting primarily of sales in Canada and the United States, constituted 22% of Bookham’s 2000 revenues, 39% of Bookham’s revenues for each of 2001 and 2002 and 79% of Bookham’s revenues for the nine months ended 28 September 2003. Bookham anticipates that its sales outside the United Kingdom will increase significantly as a result of sales under its supply agreement with Nortel Networks Limited.

For the nine months ended 28 September 2003, approximately 22% of New Focus’ net product revenues were from international sales, and for the fiscal year ended 29 December 2002, approximately 33% of its net product revenues were from international sales. Sales to customers outside North America have decreased as a percentage of New Focus’ net revenues due to the divestiture of its passive optical component product line and cessation of development of certain high-speed RF telecommunication products, but international sales continue to be significant.

Because Bookham and New Focus sell a significant portion of their respective products outside of their home jurisdictions, the United Kingdom and United States respectively, the Enlarged Group will be subject to additional risks related to operating in foreign countries. These risks include:

•                                          foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

•                                          greater difficulty in accounts receivable collection and longer collection periods;

•                                          difficulty in enforcing or adequately protecting the Enlarged Group’s intellectual property;

•                                          foreign taxes;

•                                          political, legal and economic stability in foreign markets; and

•                                          foreign regulations.

Any of these risks could materially adversely effect the Enlarged Group’s business, financial condition and results of operations.

If the customers of the Enlarged Group do not qualify its manufacturing lines or the manufacturing lines of its subcontractors for volume shipments, its operating results could suffer.

Some OEM customers of Bookham and New Focus do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. The Enlarged Group’s existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with its customers. These OEM customers may also require that the Enlarged Group, and any subcontractors that it may use, be registered under international qualify standards, such as ISO 9001. Any relocation or consolidation of manufacturing lines of the combined company from existing Bookham and New Focus manufacturing facilities may need to undergo qualification by its customers before commercial production on these lines can recommence. The qualification process, whether for new products or in connection with the relocation of manufacturing lines for current products, determines whether the manufacturing line meets the quality, performance and reliability standards of customers. The Enlarged Group may experience delays in obtaining customer qualification of its manufacturing lines and, as a consequence, its operating results and customer relationships would be harmed. Furthermore, New Focus maintains contract administration procedures to monitor its performance to customers’ product and testing specifications. New Focus has recently determined that its current contract administration procedures for a subset of one of its product lines may require modification. These modifications could result in additional costs to ensure compliance with customer product and testing specifications or loss of revenue resulting from an inability to accept certain customer orders.

The Enlarged Group’s business and future operating results may be adversely affected by events outside of its control.

The Enlarged Group’s business and operating results will be vulnerable to interruption by events outside of its control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

Delays, disruptions or quality control problems in manufacturing could result in delays in shipments of products to customers and the cost and complexity of complying with government regulations could adversely affect the Enlarged Group’s business.

The Enlarged Group may experience delays, disruptions or quality control problems in its manufacturing operations or the manufacturing operations of its subcontractors. As a result, the Enlarged Group could incur additional costs that would adversely affect gross margins, and product shipments to its customers could be delayed beyond the shipment schedules requested by its customers, which would negatively affect its revenues, competitive position and reputation. Furthermore, even if the Enlarged Group is able to timely deliver products to its customers, it may be unable to recognise revenue based on its revenue recognition policies. In the past, New Focus has experienced disruptions in the manufacture of some of its products due to changes in its manufacturing processes, which resulted in reduced manufacturing yields, delays in the shipment of its products and deferral of revenue recognition. The sale and manufacture of certain of its products require continued compliance with governmental security and import/export regulations. New Focus has recently been notified of potential charges that may be brought against it for certain export violations. Any disruptions in the future, including disruptions as a result of the consolidation of facilities or failure to maintain compliance with governmental regulations, could adversely affect the Enlarged Group’s revenues, gross margins and results of operations. In addition, the Enlarged Group may experience manufacturing delays and reduced manufacturing yields upon introducing new products to its manufacturing lines or when integrating acquired products. Each of Bookham and New Focus have in the past experienced lower-than-targeted product yields, which have resulted in delays of customer shipments, lost revenues and impaired gross margins.

Factors other than quarterly results could cause Bookham’s share price to be volatile or decline.

Bookham is grouped with the major telecommunications companies on both the London Stock Exchange and the NASDAQ National Market. The market prices of ADSs and Ordinary Shares have been, and are likely to continue to be, highly volatile due to causes other than publication of historical quarterly results, such as:

•                                          announcements by Bookham’s competitors and customers of their historical results or technological innovations or new products;

•                                          developments with respect to patents or proprietary rights;

•                                          governmental regulatory action; and

•                                          general market conditions.

Since the Company’s initial public offering in April 2000, its ADSs and Ordinary Shares and the shares of its customers and competitors, in particular, have experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected company’s operating performance. An outgrowth of this market volatility is the significant vulnerability of Bookham’s share price and the share prices of Bookham’s customers and competitors to any actual or perceived fluctuation in the strength of the markets Bookham serves, no matter how minor in actual or perceived consequence. As a result, these multiples, and hence market prices, may not be sustainable. These broad market and industry factors have caused and may in the future cause the market price of the ADSs or Ordinary Shares to decline, regardless of Bookham’s actual operating performance or the operating performance of Bookham’s customers.

Failure to satisfy the minimum bid price requirements of the NASDAQ National Market may result in delisting.

Bookham’s ADSs are listed on the NASDAQ National Market. To continue to be listed on that market, Bookham must satisfy certain continued listing requirements, including a minimum bid price per ADS of $1.00. Failure to maintain the minimum bid price or any of these other criteria may result in the delisting of Bookham’s ADSs from the NASDAQ National Market. If the bid price per ADS falls below $1.00 for certain periods of time, unless at that time one of a range of alternatives, including a change in the ratio of ADSs to ordinary shares, is successfully implemented, Bookham may cease being listed on the NASDAQ National Market. If Bookham is no longer eligible for listing on the NASDAQ National Market, Bookham may seek to be listed on the NASDAQ SmallCap Market if Bookham satisfies the continued listing requirements of that market. In the event that Bookham cannot satisfy those listing requirements, trading, if any, in the ADSs would be conducted on the over-the-counter bulletin board, or OTCBB, or, possibly, on an unregulated trading facility referred to as the “pink sheets”. If Bookham is no longer listed on the NASDAQ National Market, investors may find it more difficult to sell their ADSs because smaller quantities of the ADSs would likely be bought and sold, there could be a delay in executing the transactions and there may be a reduction in the level of analyst coverage.

SPECIFIC RISKS RELATED TO BOOKHAM

The Company has generated substantial losses to date and will generate substantial losses in the future unless Bookham achieves significant revenue growth.

Bookham incurred substantial net losses in 2000, 2001 and 2002 and in the first nine months of 2003. During the course of 2003, Bookham indicated that it intended to reduce the quarterly revenue required to achieve cash break-even point to £30 million and £35 million by the end of 2003; however, Bookham believes that given current market uncertainties, it is not currently possible to predict when, or at what level, break-even operations will, if ever, be achieved. Bookham may never generate sufficient revenues to achieve profitability. Even if Bookham does achieve profitability, Bookham may not sustain or increase profitability on a quarterly or annual basis in the future. To date, Bookham has been financed largely by the capital contributions of its key investors, as well as approximately £297.4 million of net proceeds Bookham received as a result of its public offerings in April 2000 and September 2000. Bookham’s existing cash balances, even when combined with those of New Focus following the distribution and the Acquisition, may not be sufficient to cover future losses.

Bookham’s success will depend on the extent to which demand for optical components, modules and subsystems improves and increases and the global economy improves.

Projections of dramatic growth in demand for bandwidth between 1999 and 2002 led to telecommunications carriers investing large amounts of capital in developing and expanding their optical networks. When the projected growth did not materialise in 2001, telecommunications companies ceased to expand their networks, and large portions of those networks remain unused. As a result, the demand by telecommunications carriers for systems declined dramatically in 2001 and, in turn, the demand for components supplied by Bookham and other vendors to the systems providers also fell sharply. This decline in demand persisted in 2002 and 2003. Bookham is unable to predict whether and how long the decline in demand will last and, in particular, how long it will take before the excess capacity of existing network systems is fully utilised and demand for additional capacity generated. Continuing unfavorable economic conditions and reduced capital spending of a global nature has also affected demand for Bookham’s products. Bookham is unable to predict how long the economic slowdown will continue, and whether it will worsen. The continued uncertainties in the global economy make it difficult for Bookham to anticipate revenue levels and therefore to make appropriate estimates and plans regarding management of costs. The decline in demand for optical components and the economic slowdown has had, and will continue to have, a material adverse effect on Bookham’s results of operations, and Bookham is not able to predict when this adverse effect will cease.

Bookham’s debt repayment obligations to Nortel Networks may affect Bookham’s ability to operate its business.

In connection with Bookham’s acquisition of the Nortel Business, Bookham issued to Nortel Networks secured and unsecured interest-bearing loan notes in the aggregate amount of $50 million. The secured loan notes, in the aggregate amount of $30 million, are secured against all of Bookham’s capital equipment and all of the assets of the acquired Nortel Business. The secured loan notes bear interest at the rate of 7% per year, increasing 0.25% per quarter beginning three months after issue until re-payment, up to a maximum rate of 10% per year, and are payable in full no later than 8 November 2005. The unsecured loan notes, in the aggregate principal amount of $20 million, bear interest at the rate of 4% per year and are payable in full no later than 8 November 2007. Bookham is required to repay the notes, in full or in part, at earlier times upon the occurrence of various events, including an equity or equity-linked financing by Bookham. Bookham’s business currently does not generate cash flow in an amount sufficient to enable Bookham to pay the principal of, or interest on, its indebtedness or to fund its other liquidity needs, including working capital, capital expenditures product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements. If Bookham cannot fund its liquidity needs, Bookham will have to take actions such as reducing or delaying capital expenditures, product development efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing its debt, or seeking additional equity or debt capital. Bookham may not be able to effect any of those remedies on commercially reasonable term, or at all. If Bookham incurs additional debt above current levels, the risks associated with Bookham’s leverage, including the risk that Bookham will be unable to service its debt or generate enough cash flow to fund its liquidity needs, could intensify.

Difficulties associated with integrating the Nortel Business could harm Bookham’s overall business operations.

Although the Company has made significant progress in integrating the Nortel Business and has substantially implemented its integration plans, including consolidating the operations previously conducted at its Ottawa, Canada wafer fabrication facility into its Caswell, U.K. facility, various challenges remain, including maintaining quality standards, in particular during the manufacturing ramp-up of the activities relocated to Caswell.

The success of Bookham’s strategy depends on the success of the integration process. Although much of the integration is complete, the integration may not be successful and may result in unanticipated operational, developmental, personnel or other problems. Any of these problems could adversely affect Bookham’s results of operations. In addition, Bookham has in the past and may in the future, incur special charges in connection with restructuring activities associated with the integration process, which could adversely effect Bookham’s results of operations.

Bookham will remain highly dependent on Nortel Networks as a customer over the duration of the supply agreement Bookham has entered into with Nortel Networks Limited.

In connection with Bookham’s acquisition of the Nortel Business in November 2002, Bookham entered into a three-year, non-exclusive supply agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks (the “Supply Agreement”). The acquired Nortel Business were historically dependent on its relationship with Nortel Networks Limited and, as a result, Bookham expects to be highly dependent on sales to Nortel Networks Limited, at least during the term of the Supply Agreement. In addition, Nortel Networks Limited, including its affiliates, has been one of Bookham’s significant customers during the past three years with respect to sales of other Bookham products. Historically, shipments of products to Nortel Networks Limited by the acquired Nortel Business have constituted over 73%, 52% and 60%, respectively, of the total sales of these businesses in 2000, 2001 and the first half of 2002. In the first nine months of 2003, following the acquisition of the Nortel Business, the shipments of products to Nortel Networks Limited by the acquired Nortel Business constituted over 63% of the total sales of these businesses. During the six quarter period between 8 November 2002 and 31 March 2004 (“the Minimum Commitment Period”). Nortel Networks Limited is obliged to purchase from Bookham a minimum of $120 million of products and related services regardless of market demand, subject to Bookham meeting certain customary performance criteria relating to quality and delivery, among other things. If purchases in any quarter of the six quarter term are within 15% of $20 million Nortel Networks Limited is permitted to roll over and has in the past rolled over, the shortfall to a succeeding quarter. In the fourth quarter of 2002 and the first nine months of 2003 Bookham sold Nortel Networks Limited $75 million of products and related services pursuant to the Supply Agreement. However, if Nortel Networks’ financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Nortel Networks Limited may not perform, in full or in part, its obligations under the Supply Agreement. Bookham may not have commercially practicable means to recover any shortfall by Nortel Networks Limited of its minimum purchasing commitments. Under certain circumstances, including a bankruptcy proceeding initiated by or against Nortel Networks and/or Nortel Networks Limited, amounts owing to Bookham by Nortel Networks Limited might not be recoverable and the Supply Agreement might no longer be enforceable against Nortel Networks Limited.

Although for the three months ended 30 September 2003, Nortel Networks reported net earnings from continuing operations of $130 million (£78.3 million), Nortel Networks reported a net loss from continuing operations of $3.3 million (£2.0 million), $24.2 million (£14.6 million) and $3.0 million (£1.8 million) in its financial years ended 2002, 2001 and 2000 respectively for the six months ended 30 June 2003 and has reported net losses in previous years. In addition, Nortel Networks has previously announced workforce reductions and facilities closures. If Nortel Networks Limited is unable to meet its purchasing obligations under the Supply Agreement, or ceases to purchase a substantial amount of products from Bookham after the Minimum Commitment Period, Bookham’s results of operations and business prospects would be materially adversely affected.

Bookham may not be able to retain Nortel Networks Limited as a customer after expiration of the Supply Agreement.

Bookham’s revenues over the period of the Supply Agreement with Nortel Networks Limited may not be indicative of future revenues generated from sales to Nortel Networks Limited as there can be no assurance that after the expiration of the Supply Agreement Nortel Networks Limited will continue to purchase products in the same quantity after the expiration of the Minimum Commitment Period, or at all. Bookham’s ability to retain Nortel Networks Limited as a customer after the Supply Agreement has expired will depend on Nortel Networks Limited’s continuing needs for products supplied by Bookham. Bookham’s revenues from Nortel Networks Limited were £10.7 million, or 31% of Bookham’s total revenues, for the year ended 31 December 2002, and £38.3 million, or 59% of Bookham’s total revenues, for the first nine months of 2003. If sales under the Supply Agreement do not continue after the Minimum Commitment Period and/or the Supply Agreement expires, Bookham’s revenues will be adversely affected.

Bookham and its customers each depend upon a limited number of customers.

Historically, Bookham has generated most of its revenues from a limited number of customers. For example, in each of the three years ending 31 December 2002, and in the first nine months of 2003, sales to five customers accounted for approximately 80% of Bookham’s net revenue. In this same period, sales to two of those customers, Nortel Networks Limited and Marconi Communications, accounted for 55% and 19%, respectively, of Bookham’s net revenue in 2000, 40% and 15%, respectively, in 2001, 31% and 38%, respectively, in 2002 and 59% and 14%, respectively, in the nine months ended 28 September 2003. Sales to Huawei accounted for an additional 10% of Bookham’s net revenue in the second quarter of 2003 and just below 10% in the third quarter of 2003. Bookham’s dependence on a limited number of customers is due to the fact that the telecommunications equipment industry is dominated by a small number of large companies. That market is currently consolidating, thereby reducing the number of potential customers in the industry.

This trend may further increase Bookham’s dependence on a small number of customers. Similarly, Bookham’s customers depend on a small group of telecommunications carrier customers. In addition, Bookham expects to generate a significant amount of its revenues from supply agreements with Nortel Networks Limited and Marconi Communications. Bookham’s customers after the agreements expire. The Marconi Communications supply agreement expires in December 2003, and the Nortel Networks Limited supply agreement expires in November 2005. Bookham’s supply agreement with Nortel Networks Limited provides for the purchase of $20 million of products and services from Bookham per quarter through May 2004 and a percentage of Nortel Network Limited’s optical components requirements after that time. As of 28 September 2003 Nortel Networks Limited had purchased $75 million of products under the supply agreement. However, if Nortel Network’s financial condition deteriorates because of the continued severe slowdown inn the telecommunications industry or due to changes in its own financial position or other circumstances, Nortel Networks Limited may not perform, in full or in part, its obligations under the supply agreement. Bookham may not have a commercially practicable means to recover any shortfall by Nortel Networks Limited or its minimum purchase commitments. Bookham’s supply agreement with Marconi Communications provides for the purchase of £30 million of products and services from Bookham, and as of 28 September 2003, approximately £4 million remained to be purchased under the supply agreement. However, if Marconi Communications’ financial condition deteriorates because of the continued severe slowdown in the telecommunications industry or due to changes in its own financial position or other circumstances, Marconi Communication may not perform, in full or in part, its obligations under the supply agreement. Bookham may not have commercially practicable means to recover any shortfall by Marconi Communications of its minimum purchase commitments. The loss of one or more of Bookham’s customers could materially adversely effect Bookham’s revenues and results of operations. In addition, many of Bookham’s customers, and their telecommunications carrier customers, have been affected by the downturn in the telecommunications industry and are in poor financial condition. The condition of these companies may affect the amount and type of orders they are able to place with Bookham.

If the Acquisition is not completed, in order to fund its operations, increase manufacturing capacity or broaden its product range, Bookham may need additional capital in the future that may not be available on acceptable terms, if at all.

While Bookham had approximately £48 million in cash deposits as of 28 September 2003, Bookham also has debt repayment obligations in the aggregate amount of $50 million under the secured loan notes and the unsecured loan notes issued in connection with the acquisition of the Nortel Business. Bookham’s cash outflow from operations was £47.7 million for the nine months ended 28 September 2003. During the course of 2003, Bookham indicated that it believed it could potentially achieve break-even by the end of 2003 and intended to reduce Bookham’s cash break-even points between £30 million and £35 million of revenue per quarter by the end of 2003; however, Bookham believes that given current market uncertainties, it is not currently possible to predict when, or at what level, break-even operations will be achieved, if ever. Cash flow from operations is not presently sufficient to cover operating expenses and capital expenditure needs. As a result, if the Acquisition is not completed, Bookham may need additional capital in the future to fund its operations, finance investment in equipment and finance corporate infrastructure, to increase the range of products it offers and to respond to competitive pressures and perceived opportunities. There can be no assurance that additional financing will be available on acceptable terms, if at all. In addition, if Bookham undertakes equity or equity-linked financings prior to the repayment of the loan notes in full, Bookham will be required to use the proceeds to repay all or a portion of the loan notes, depending on the amount of the equity or equity-linked financing. Any proceeds used for repaying debt obligations will not be available for other uses. A failure to obtain additional funding could prevent Bookham from making expenditures that would allow Bookham to grow its business or maintain its operations.

Bookham could be adversely affected if it is unable to manage manufacturing capacity to meet fluctuating levels of demand for its products.

A significant and steady decline in the demand for optical components during 2001 and into 2002 resulted in marked underutilisation of Bookham’s manufacturing capacity and, in July 2002, Bookham announced that it was closing its manufacturing facilities in Swindon, U.K. and Maryland, U.S. In addition, Bookham acquired another manufacturing facility in Caswell, U.K. as part of the MOC acquisition, which is presently underutilised. Bookham has closed its Ottawa, Canada manufacturing facility and is transferring its operations to Bookham’s Caswell site and closing its Abingdon, U.K. manufacturing facility. In connection with the acquired Nortel Business, Bookham added four more manufacturing facilities located in the United Kingdom, Canada and Switzerland, which are currently also underutilised. If the Acquisition is completed, Bookham expects to transfer certain of its manufacturing activities to the New Focus China facility. The fluctuations in customer demand, combined with the acquisition of these additional manufacturing spaces, present challenges and will require Bookham to evaluate manufacturing capacity and to assess and predict demand appropriately in order to ensure availability and staffing of manufacturing facilities to meet that demand. Failure to do so on a timely basis could have an adverse effect upon gross margins or have the effect of increasing overall operating expenses.

Bookham has incurred significant restructuring charges as a result of restructuring activities, which could adversely affect Bookham’s results of operations.

In light of the restructuring and cost reduction measures that Bookham has been required to take over the course of 2002 and 2003 in response to the depressed demand for optical components, Bookham has incurred significant restructuring related charges. Such charges totaled £3 million, £1.8 million and £14.6 million, respectively, for the quarters ended 30 March, 29 June and 28 September 2003.

These charges, along with any other charges, have adversely affected, and will continue to adversely affect, Bookham’s results of operations for the periods in which such charges have been or will be incurred.

Bookham expects to acquire businesses as part of its strategy and Bookham will need to integrate them successfully.

Acquisitions have historically been an important part of Bookham’s business strategy and will form part of Bookham’s strategy in the future. For example, in July 2003, Bookham acquired substantially all of the assets and certain liabilities of Cierra for consideration of approximately 3 million Ordinary Shares, with an additional 4.2 million Ordinary Shares issuable in the future upon achievement of certain revenue milestones, and in October 2003 Bookham acquired the entire issued share capital of Ignis Optics for consideration of approximately 13 million Ordinary Shares with up to approximately 780,000 Ordinary Shares issuable in the future upon achievement of certain revenue milestones. Any acquisition transaction, such as the proposed Acquisition, could be material in size and involve the issue of a significant number of new equity or debt securities and/or the payment of substantial cash consideration. If Bookham funds acquisitions in whole or in part through the issue of equity securities, Bookham’s existing shareholders may experience substantial dilution. Bookham may also be required to make significant investment in acquired companies to facilitate commercialisation of their own products or to support the integration of their operations with Bookham’s. Any acquisition may also involve significant management time and attention, which could cause disruption to Bookham’s overall operations. Any acquisition resulting in entry into a new market, such as Bookham’s acquisition of Ignis Optics, a company in the datacom sector, could present numerous challenges including diversion of financial and management resources and potential uncertainty with existing customers. Moreover, if Bookham is unable to integrate successfully any newly acquired business or technologies, Bookham may be unable to achieve its strategic goals and Bookham’s business could suffer. Specifically, Bookham is now in the process of integrating the operations of the acquired Nortel Business, MOC, Cierra and Ignis with its existing business and may experience problems in connection with the integration. Bookham currently intends to continue Ignis as a stand-alone operation based in California, targeted at offering optical modules for integration in communications networks.

Bookham may have difficulty obtaining additional capital because of reduced funding of and lending to companies in the optical components industry.

The optical components sector of the telecommunications industry, in which Bookham operates, has been severely affected by the downturn in the global economy. As a result, companies in this sector are experiencing difficulty in raising capital, whether through equity or debt financing. Because the share values of optical component suppliers have declined markedly during the downturn, these companies have experienced difficulty in raising capital through equity financings because of lack of investor interest. Bookham may therefore experience difficulty raising additional capital or may have to accept capital financing on less than optimal terms. Bookham may also be unsuccessful in its efforts to raise additional capital.

Bookham’s future success will depend on Bookham’s ability to manufacture and sell commercial quantities of its product lines, some of which have recently been commercially introduced and may not achieve commercial acceptance.

For the year ended 31 December 2002, and the first nine months of 2003, Bookham’s revenues were derived primarily from sales of products of the acquired Nortel Business to Nortel Networks Limited under the Supply Agreement and, to a lesser extent, from sales under the supply agreement with Marconi Communications and sales and development of Bookham’s ASOC and related products. Bookham believes that sales of the products Bookham acquired in connection with the acquisition of the business and assets of MOC and the acquired Nortel Business in 2002 will continue to account for a substantial portion of Bookham’s future revenues, at least through the respective terms of its supply agreements with each of Marconi Communications and Nortel Networks Limited. In 2002, ASOC revenues constituted less than 10% of Bookham’s total revenues, and on 30 July 2003, Bookham announced that it was discontinuing further ASOC investment. Bookham therefore does not expect sales of those products to account for a significant percentage of its revenue for the foreseeable future. In connection with its acquisitions from Nortel Networks and MOC, Bookham added several new products to its product line, some of which have not yet successfully completed a specific series of tests that demonstrate that such products meet industry-wide standards and are suitable for customer specific use and therefore do not yet qualify for volume production. Bookham cannot assure investors that these products, or the proprietary technology upon which any of these products is based, will achieve broad market acceptance.

In addition, a decline in demand for any of Bookham’s product lines due to faults or quality problems, the introduction of superior products by competitors, technological changes or other reasons could undermine confidence in and demand for Bookham’s products. This, in turn, could have a material adverse effect on Bookham’s customer relationships and business prospects.

Bookham’s results of operations may suffer if Bookham does not effectively manage its inventory and Bookham may incur inventory-related charges.

To achieve commercial success with its product lines, Bookham needs to manage its inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers’ product needs in the current economic environment is very difficult. Some of Bookham’s products and supplies in inventory have in the past and may in the future become obsolete due to rapidly changing customer specifications or a decrease in customer requirements. If Bookham is not able to effectively manage its inventory, it may need to write off unsaleable or obsolete inventory, which would adversely affect results of operations. Bookham has from time to time incurred significant inventory-related charges. For example, in 2001 Bookham incurred charges related to inventory write-downs in excess inventory of £4.65 million and, in 2002, Bookham incurred charges related to inventory write-downs on excess inventory of £3.3 million, which includes write-downs of £1.2 million related to the downsizing of Bookham’s ASOC product line. In the first nine months of 2003, Bookham did not incur charges related to inventory write-downs in excess inventory. Bookham may, however, incur significant similar charges in future periods. These charges, along with any other charges such as the special charges Bookham incurred in 2001 and 2002 relating to restructuring activities, could significantly adversely affect Bookham’s results of operations.

Bookham’s products are complex, may take longer to develop than originally anticipated and are highly dependent on the needs of Bookham’s customers’ design and development programmes.

Many of Bookham’s new products must be tailored to customer specifications. As a result, Bookham is constantly developing new products and using new technologies in those products. These products often take 12 to 18 months to develop because of their complexity and the changing customer specifications in the course of the development cycle. Bookham funds a significant majority of the design work, but has in the past received small contributions from customers which Bookham credits against research and development expenditure. In the event that a customer cancels or modifies a design project before Bookham begins large-scale manufacture of the product and receives revenue from the customer, Bookham will not be able to recover those expenses and results of operations will be adversely affected. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect on results of operations. The complex production process for these products requires careful and constant maintenance of fine tolerances that can be disrupted by unknown or unforeseen causes. These products may also contain defects when first introduced or as new versions are released. Bookham could also incur significant unanticipated costs in attempting to complete the development of new products or to fix defective products.

Bookham may experience low manufacturing yields.

Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by those customers for which Bookham performs design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications and customer needs have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either pre, during or post manufacture results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if Bookham receives or inadvertently uses defective or contaminated materials from its suppliers.

Bookham may be faced with product liability claims.

Despite quality assurance measures, there remains a risk that defects may occur in Bookham’s products. The occurrence of any defects in Bookham’s products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market’s acceptance of Bookham’s products. Both could have a material adverse effect on Bookham’s business and financial condition. In order to mitigate the risk of liability for damages, Bookham carries product liability insurance with a £10 million aggregate annual limit and errors and omissions insurance with a $5 million annual limit. There can be no assurance that this insurance would adequately cover Bookham’s costs arising from defects in its products or otherwise.

Bookham sells most of its new products at negative gross margins and declining average selling prices could adversely affect Bookham’s ability to become profitable.

Bookham currently sells most of its new products at negative gross margins due largely to its fixed manufacturing overhead costs. If, despite the anticipated transfer of manufacturing activities to the New Focus China facility, Bookham is not able to improve manufacturing yields and decrease costs as the volume of new products increases, the effect of these negative gross margins could be exacerbated and could continue to have an adverse effect on Bookham’s financial results. Average selling prices for telecommunications optical components have declined in recent years and suffered from a sharp decline in 2001 and continued to decline in 2002 and the first nine months of 2003. Bookham anticipates that the average selling prices of its products will continue to decline over time. If Bookham is unable to reduce manufacturing costs or increase sales volumes at least at the same rate, gross margins and financial results will be adversely affected.

Bookham’s intellectual property rights may not be adequately protected.

Bookham’s future success will depend, in large part, upon its intellectual property rights, including patents, design rights, trade secrets, trademarks, know-how and continuing technological innovation. Bookham maintains an active programme of identifying technology appropriate for patent protection. Bookham’s practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge Bookham’s exclusive ownership of all intellectual property developed by the individuals during their work for Bookham and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions.

Bookham’s intellectual property portfolio is an important corporate asset. The steps Bookham has taken and may take in the future to protect Bookham’s intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Bookham cannot assure investors that its competitors will not successfully challenge the validity of these patents, or design products that avoid infringement of Bookham’s propriety rights with respect to Bookham’s technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will issue from any application pending or filed by Bookham or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, Bookham cannot assure investors that any patents issued to Bookham will not be challenged, invalidated or circumvented, or that the rights thereunder will provide a competitive advantage to Bookham. Further, the laws of certain territories in which Bookham’s products are or may be developed, manufactured or sold, including southeast Asia, may not protect Bookham’s products and intellectual property rights to the same extent as the laws of the United Kingdom, continental European countries and the United States.

Bookham’s products may infringe the intellectual property rights of others.

Companies in the industry in which Bookham operates frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against Bookham concerning its existing products or with respect to future products under development. Bookham has entered into and may in the future enter into indemnification obligations in favour of some customers that could be triggered upon an allegation or finding that Bookham is infringing other parties’ proprietary rights. Bookham may need in the future to negotiate with holders of patents relevant to Bookham’s business. Bookham may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. Bookham may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means Bookham could incur significant costs and diversion of its resources. Due to the competitive nature of Bookham’s industry, it is unlikely that Bookham could increase its prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent Bookham from selling some of its products in certain markets or result in settlements that require payment of significant royalties that could adversely affect Bookham’s ability to price its products profitably.

If Bookham fails to obtain the right to use the intellectual property rights of others necessary to operate its business, Bookham’s ability to succeed will be adversely affected.

The telecommunications and optical components markets in which Bookham sells its products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and Bookham’s competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against Bookham. In the future Bookham may need to obtain licence rights to patents or other intellectual property held by others to the extent necessary for Bookham’s business. Unless Bookham is able to obtain such licences on commercially reasonable terms, patents or other intellectual property held by others could inhibit Bookham’s development of new products for its markets. Licenses granting Bookham the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a licence, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse effect on Bookham’s operating results. Bookham’s larger competitors may be able to obtain licenses or cross-licence their technology on better terms than Bookham can, which could put Bookham at a competitive disadvantage.

Bookham depends on a limited number of suppliers who could disrupt Bookham’s business if they stopped, decreased or delayed shipments.

Bookham depends on a limited number of suppliers of raw materials and equipment used to manufacture Bookham’s products. Some of these suppliers are sole sources. Bookham typically has not entered into long-term agreements with its suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Any supply deficiencies relating to the quality or quantities of materials or equipment Bookham uses to manufacture its products could adversely affect Bookham’s ability to fulfill customer orders or Bookham’s financial results of operations.

Bookham may not be able to operate its business successfully if it loses any member of its senior management team.

Bookham’s future success will depend, in large part, on the continued service of Bookham’s key management and technical personnel, in particular Bookham’s founder and Chairman, Dr. Andrew G. Rickman, and Bookham’s Chief Executive Officer and President, Dr. Giorgio Anania. If either of these individuals becomes unable or unwilling to render his services and expertise, Bookham could encounter serious difficulties in the effective management of Bookham’s business. While each of these individuals has a service agreement, these agreements cannot ensure their continued employment.

Bookham’s business is subject to currency fluctuations that may adversely affect Bookham’s operating results.

Due to Bookham’s multinational operations, Bookham’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which Bookham collects revenues and pay expenses. In particular, Bookham expects that a substantial portion of its revenues will be denominated in U.S. dollars, while the majority of its expenses will continue to be denominated in pounds sterling. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which Bookham collects revenue and pay expenses, could affect Bookham’s operating results. In addition, Bookham’s consolidated financial statements are prepared in pounds sterling and translated into U.S. dollars for U.S. reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, Bookham’s net income may be diminished or Bookham’s net loss increased, when reported in U.S. dollars in Bookham’s financial statements. Bookham may at times engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and Bookham may be required to convert currencies to meet its obligations. Under certain circumstances, hedging transactions can have an adverse effect on Bookham’s financial condition.

Bookham’s business involves the use of hazardous materials, and environmental laws and regulations may expose Bookham to liability and increase Bookham’s costs.

Bookham historically has handled small amounts of hazardous materials as part of its manufacturing activities and now handles more and different such hazardous materials as a result of the manufacturing processes related to the acquired Nortel Business and the product lines Bookham acquired from MOC. Consequently, Bookham’s operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. Bookham may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in Bookham’s manufacturing activities, as is the risk that Bookham’s facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect Bookham’s business.

Bookham may in the future be considered a passive foreign investment company.

The U.S. Internal Revenue Code contains special rules relating to passive foreign investment companies, or PFICs. A U.S. shareholder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. shareholders. A company is treated as a PFIC if at least 75% of the company’s gross income for a taxable year consists of “passive income,” defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. The application of the gross income test in Bookham’s particular circumstances is uncertain, as the calculation is complex when a company’s gross margin is negative and Bookham’s calculation is based on a U.S. Internal Revenue Service private letter ruling which, although issued in similar circumstances, was issued to another taxpayer and would not necessarily be applied by the U.S. Internal Revenue Service to Bookham in any audit or review. This could result in Bookham’s classification as a PFIC in the future, even in a year in which Bookham has substantial gross revenues from product sales. In addition, the proportion of Bookham’s cash balances compared with its total assets may in the future result in Bookham’s being a PFIC. There can be no assurance that Bookham will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

If Bookham were classified as a PFIC, unless a U.S. shareholder made a timely specific election, a special tax regime would apply to any “excess distribution”, which would be a U.S. shareholders’ share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. shareholder in the three preceding years or his holding period, if shorter; and any gain realised on the sale or other disposition of the Bookham ordinary shares or ADSs. Under this regime, any excess distribution and realised gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realised rateably over the U.S. shareholders’ holding period for the Ordinary Shares or ADSs. U.S. shareholders will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year’s taxes. U.S. shareholders may be able to ameliorate the tax consequences somewhat by making a mark-to-market election or QEF election, that is, an election to have Bookham treated as a qualified electing fund for U.S. federal income tax purposes. U.S. shareholders should consult with their tax adviser of the consequences of Bookham’s classification as a PFIC.

U.S. Shareholders’ ability to bring an action against Bookham may be limited under English law.

Bookham is a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by Bookham’s memorandum and articles of association. These rights differ from the rights of shareholders in typical U.S. corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, and subject to limited exceptions, only Bookham can be the proper plaintiff in proceedings in respect of wrongful acts committed against Bookham or by its management. In addition, because several of Bookham’s directors and a majority of Bookham’s executive officers, as well as the experts named in this document, are residents of countries other than the United States, it may not be possible for U.S. Shareholders to effect service of process upon them in the United States. It may also be difficult for U.S. Shareholders to prevail in a claim against Bookham, its officers and directors under, or to enforce liabilities based upon, U.S. securities laws.

The markets in which Bookham operates are highly competitive, which could result in lost sales and lower revenues.

The market for fibre-optic components is highly competitive and such competition could result in Bookham’s existing customers moving their orders to competitors. Certain of Bookham’s competitors may be able more quickly and effectively to:

•                                          respond to new technologies or technical standards;

•                                          react to changing customer requirements and expectations;

•                                          devote needed resources to the development, production, promotion and sale of products; and

•                                          deliver competitive products at lower prices.

In addition, market leaders in industries such as semiconductor and data communications, who may have significantly more resources than Bookham does, may in the future enter Bookham’s market with competing products. All of these risks may be increased if the market were to consolidate through mergers or business combinations between competitors.

There can be no assurance that Bookham will be able to compete successfully with its competitors or that aggressive competition in the market will not result in lower prices for its products or decreased gross profit margins. Any such development would have a material adverse effect on Bookham’s business, financial condition and results of operations.

Bookham’s success will depend on Bookham’s ability to anticipate and respond to evolving technologies and customer requirements.

The market for telecommunications equipment is characterised by substantial capital investment and diverse and evolving technologies, such as fibre-optic, cable, wireless and satellite technologies. Bookham’s ability to anticipate changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in Bookham’s ability to succeed. Bookham expects that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render Bookham’s existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

SPECIFIC RISKS RELATED TO NEW FOCUS

New Focus has a history of losses and such net losses will likely continue if New Focus is unable to increase its revenues and contain its costs or complete an accretive acquisition.

New Focus incurred net losses of approximately $4.4 million (£2.7 million) for the quarter ended 28 September 2003, compared to net losses of approximately $7.2 million (£4.3 million) for the quarter ended 29 June 2003 and $5.1 million (£3.1 million) for the quarter ended 30 March 2003. For the fiscal year ended 29 December 2002, New Focus incurred net losses of approximately $104.8 million (£63.1 million), approximately $495.4 million (£298.4 million) for the fiscal year ended 30 December 2001, and approximately $36.0 million (£21.7 million) for the fiscal year ended 31 December 2000. As of 28 September 2003, New Focus had an accumulated deficit of approximately $668.0 million (£402.4 million). To increase its quarterly revenues, New Focus must increase sales of its existing products and introduce new products that it has either developed internally or acquired through other arrangements. Even if the Acquisition is completed or if New Focus completes an acquisition or enters into a partnering relationship that it believes would improve its financial results, actual financial results could differ and New Focus could continue to incur net losses. Even if New Focus achieves profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

The long sales cycles for sales of New Focus’ products to OEM customers may cause operating results to vary from quarter to quarter, which could continue to cause volatility in its result of operations.

The period of time between New Focus’ initial contact with certain of its customers, particularly its OEM customers, and the receipt of an actual purchase order may span a time period of 6-18 months. During this time, customers may perform, or require New Focus to perform, extensive and lengthy evaluation and testing of its products and its manufacturing processes before purchasing its products and using them in their equipment. The length of these qualification processes also may vary substantially by product and customer, and, thus, inhibit New Focus’ ability to predict its results of operations. In addition, during the qualification process, New Focus may incur substantial sales and marketing expenses and expend significant management effort. Even after incurring such costs New Focus ultimately may not sell any products to such potential customers. These qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Further, even after New Focus has received purchase orders or entered into contracts to supply such customers, changes in the markets for their products may result in negotiations to cancel or alter such purchase orders or contracts. For example, in the fourth quarter of 2002, New Focus recorded approximately $1.2 million in revenues from cancellation fees from two OEM customers due to contract cancellations. The long sales cycles may restrict New Focus’ ability to increase its revenues in a timely manner. The long sales cycles have caused and may continue to cause, New Focus’ revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

New Focus is increasing its efforts to sell modules and subsystems to OEM customers in a number of different markets and must face the challenge of supporting the distinct needs of each of the markets it intends to serve.

New Focus is expanding its efforts in the development and sale of photonics components and modules to diversified markets within the semiconductor, industrial, biomedical and defence industries, in addition to the telecommunications industry. While New Focus sells standard and customised components to these markets, it has only recently begun to focus on the development and sale of modules and subsystems to OEM customers for most of these markets. As a result, New Focus does not have established sales channels, brand recognition or an installed customer base in these markets and it has only limited information regarding customer requirements. Some of these markets are only beginning to adopt photonics technologies and it is therefore difficult to assess the potential of these markets based on historical market information. Due to these factors, among others, New Focus cannot assure you that its entry into these markets will be successful or result in increased revenues. New Focus’ decision to continue to offer products to a given market or to penetrate new markets is based in part on its judgment of the size, growth rate and other factors that contribute to the attractiveness of a particular market. If New Focus’ product offerings in any particular market are not competitive or its analyses of targeted markets are incorrect, New Focus’ business and results of operations would be harmed. In addition, the restructuring actions New Focus has implemented to date, which included headcount reductions and decreases in discretionary spending, could adversely affect its ability to market its products, introduce new and improved products and increase its revenues, which could adversely affect its results of operations. Further, during initial sales to OEM customers, lower production volumes could constrain the rate of improvement in New Focus’ gross profit margins until it achieves volume production levels.

New Focus’ future success depends on its ability to successfully introduce new and enhanced products that meet the needs of its customers in a timely manner.

The markets for New Focus’ products are characterised by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. New Focus’ future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. New Focus may not be able to develop the underlying core technologies necessary to create new or enhanced products, or to license or otherwise acquire these technologies from third parties. New product development and introduction may be delayed due to numerous factors, including:

•                                          changing product specifications and customer requirements;

•                                          difficulties in hiring and retaining necessary technical personnel;

•                                          difficulties in reallocating engineering resources and overcoming resource limitations;

•                                          difficulties with contract manufacturers;

•                                          changing market or competitive product requirements; and

•                                          unanticipated engineering complexities.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. New Focus cannot assure you that it will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. In addition, the introduction of new and enhanced products may cause New Focus’ customers to defer or cancel orders for existing products. A slowdown in demand for existing products ahead of a new product introduction could result in a write-down in the value of inventory on hand related to existing products. To the extent customers defer or cancel orders for existing products or if there is any delay in development or introduction of New Focus’ new products or enhancements of its products, its operating results would suffer. Further, New Focus cannot assure you that its new products will gain market acceptance or that it will be able to respond effectively to product announcements and promotions by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm New Focus’ business.

The complexity of New Focus’ business necessitates an infrastructure that its current revenues do not support. If New Focus is unable to grow revenues to support the complexity of its business structure, its results of operations will continue to be adversely affected.

New Focus has three distinct product lines that require separate development, manufacturing and sales and marketing resources. Through product line divestitures and plant closures, New Focus has taken steps to reduce the complexity of its business but multiple acquisition and business-related legal structures remain in place. Such legal entities require separate accounting and tax records and until such legal entities can be dissolved in accordance with the applicable laws New Focus’ administrative costs will be adversely affected. New Focus’ business infrastructure is more complex than its revenues can currently support. If New Focus is unable to grow its revenues sufficiently to support its business infrastructure, its results of operations will continue to be adversely affected and New Focus may, in response, need to further reduce its infrastructure which would result in additional restructuring and impairment charges.

New Focus expects competition to continue to intensify, which could reduce its sales and gross margins, or cause it to lose market share.

The markets for New Focus’ products are competitive, and it believes that competition from both new and existing competitors will increase in the future. New Focus competes in several specialised markets against a limited number of companies. Many of New Focus’ existing and potential competitors are more established, have greater name recognition and possess greater financial, technological and marketing resources than it does. Other competitors are small and highly specialised firms that are able to focus on only one aspect of a market.

Consolidation among suppliers of photonics and microwave products could intensify the competitive pressures that New Focus faces. A consolidated company could offer more integrated products, making New Focus’ products less competitive. New Focus’ customers may prefer to purchase products from its competitors who offer broader product lines, which would negatively affect its sales and operating results.

Some existing customers and potential future customers are also New Focus’ competitors. These customers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us. Further, these customers may reduce or discontinue purchasing our products if they perceive New Focus as a serious competitive threat with regard to sales of products to their customers. As a result of these factors, New Focus expects that competitive pressures will intensify and may result in price reductions, loss of market share and reduced margins.

New Focus competes on the basis of product features, quality, reliability and price and on its ability to manufacture and deliver its products on a timely basis. New Focus may not be able to compete successfully in the future against existing or new competitors. In addition, competitive pressures may force New Focus to reduce its prices, which could negatively affect its operating results. If New Focus does not respond adequately to competitive challenges, its business and results of operations will be harmed.

New Focus is involved in costly and time-consuming litigation that may substantially increase its costs and harm its business.

On 13 February 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, Case No. CV808031, and asserts claims stemming from New Focus’ acquisition of Globe Y. The plaintiff has amended his complaint several times following the Court’s dismissal of his earlier complaints. Currently, the plaintiff’s third amended complaint alleges eight causes of action against defendants New Focus, Ken Westrick, William Potts, Jr. and Timothy Day as follows: violation of §25400 and §25500 of the California Corporations Code against New Focus and Ken Westrick; violation of §§1709-1710 of the California Civil Code against all defendants; violation of §17200 and §17500 of the California Business & Professions Code against New Focus; fraud and deceit by concealment against all defendants; fraud and deceit by active concealment against all defendants; fraud and deceit based upon non-disclosure of material facts against all defendants; negligent misrepresentation against all defendants; and breach of contract and the duty of good faith and fair dealing against New Focus. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief.

On 6 October 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages arising from Mr. Yue’s misrepresentations to New Focus in the acquisition of Globe Y by New Focus. Discovery is ongoing in both the lawsuit by Mr. Yue and

New Focus’ cross-complaint. New Focus has certain counterclaims against Mr. Yue as well as the following defences agaisnt Mr. Yue’s claims: the doctrines of estoppel, waiver and consent; plaintiff’s coming to the action with unclean hands; plaintiff’s breach of contract; plaintiff’s failure to fulfil any contractual conditions precedent; plaintiff’s failure to mitigate damages, if any; plaintiff’s negligence; the lack of an existence of a fiduciary or confidential relationship with the plaintiff; the causing of plaintiff’s damages, if any, by intervening events; and plaintiff’s fraudulent conduct. New Focus intends to conduct a vigorous defence of this lawsuit.

On 26 June 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against New Focus and several of its officers and directors, or the Individual Defendants in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp. or the Underwriter Defendants, the underwriters in New Focus’ initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On 19 April 2002, plaintiffs filed a consolidated amended complaint. The amended complaint alleges violations of Section 11 of the Securities Act of 1933, as amended, or the Securities Act against all defendants related to New Focus’ initial public offering and secondary offering, violations of Section 10(b), Section 15 and Section 20(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10b-5 promulgated under the Exchange Act against the Individual Defendants and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act against the Underwriter Defendants. The amended complaint seeks unspecified damages on behalf of a purported class of purchasers of New Focus’ common stock between 18 May 2000 and 6 December 2000.

Various plaintiffs have filed similar actions in the United States District Court for the Southern District of New York asserting virtually identical allegations concerning the offerings of more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters other than trial. On or about 15 July 2002, defendants filed an omnibus motion to dismiss in the coordinated proceedings on common pleadings issues. On or about 9 October 2002, the court entered as an order a stipulation dismissing the Individual Defendants from the litigation without prejudice. On 19 February 2003, the omnibus motion to dismiss was denied by the court as to the claims against New Focus. A proposal has been made for the settlement and release of claims against issuer defendants, including New Focus. New Focus has accepted the proposed settlement. The completion of the settlement is subject to a number of conditions, including court approval. Under the settlement, the plaintiffs will dismiss and release all claims against New Focus and other participating defendants in exchange for a contingent payment guaranty by the insurance companies collectively responsible for insuring the issuers in all the related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. In the event that the plaintiffs fail to recover $1 billion from the underwriters, the issuers, as a group, will be liable on a pro rata basis for the shortfall below the $1 billion target. In the event that such a shortfall should occur, New Focus beleives that its directors’ and officers’ insurance will be sufficient to cover New Focus’ pro rata share of any shortfall, and under the global settlement New Focus’ directors’ and officers’ insurance carriers have agreed to honour their coverages.

On or about 28 February 2003, a similar purported class action complaint entitled Liu v. Credit Suisse First Boston Corporation et al. was filed in the United States District Court for the Southern District of Florida against Credit Suisse First Boston Corporation, approximately 50 issuers, including New Focus, and various individuals who were either employed by or directors of the issuer defendants, including William L. Potts, Jr., New Focus’ Chief Financial Officer, and Kenneth Westrick, New Focus’ former Chief Executive Officer. As against New Focus, the complaint alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law arising out of the initial public offering of New Focus’ common stock. As against Mr. Potts, the complaint alleges violations of Sections 10(b) and 15 of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law, also arising out of the initial public offering of the New Focus’ common stock. On 16 July 2003, the court issued an order clarifying that the plaintiffs’ claims against New Focus and Messrs. Potts and Westrick were dismissed without prejudice.

Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on New Focus’ business, results of operations and financial condition. Any litigation to which New Focus is subject may be costly and, further, could require significant involvement of New Focus’ senior management and may divert management’s attention from its business and operations.

New Focus depends on key personnel to manage its business effectively. If New Focus is unable to retain key personnel, or if its senior management and key personnel are unable to work together effectively, its business and operations may be harmed.

New Focus’ future success depends in part upon the continued services of its key engineering, sales, marketing, manufacturing and support personnel. Of New Focus’ current executive officers, those expected to continue employment after the Acquisition with Bookham and upon whom New Focus’ success is in part, dependent, include John Scott Dunbar, who will serve as Vice President-General Manager, Bookham New Focus and Dr. Nadim Maluf, who will serve as Vice President-Marketing, Bookham New Focus. New Focus’ key employees are not bound by employment agreements that require them to work for it for any specific term. If any of New Focus’ key personnel become unwilling or unable to render services to New Focus, New Focus’ ability to stabilise and then grow its business could be adversely affected.

New Focus has reduced its work force from a peak of approximately 2,100 employees in the first quarter of 2001 to approximately 195 employees at the end of 2003. New Focus’ ability to continue to retain highly skilled personnel in light of these reductions in force and other factors will be a critical factor in determining whether it will be successful. Despite the economic downturn, competition for highly skilled personnel continues to be intense. New Focus may not be successful in retaining qualified personnel to fulfil its current or future needs, which could adversely affect its ability to develop and sell its products. Furthermore, government regulations and immigration controls may adversely affect the residence status of non-U.S. engineers and other key technical employees in New Focus’ U.S. facilities or its ability to hire new non-U.S. employees in such facilities.

Delays, disruptions or quality control problems in manufacturing could result in delays in shipments of products to customers and the cost and complexity of complying with government regulations could adversely affect New Focus’ business.

New Focus may experience delays, disruptions or quality control problems in its manufacturing operations or the manufacturing operations of its subcontractors, including, among other things, interruptions in supply, non-conforming materials and other disruptions inherent in a manufacturing operation. As a result, New Focus could incur additional costs that would adversely affect gross margins, and product shipments to its customers could be delayed beyond the shipment schedules requested by its customers, which would negatively affect its revenues, competitive position and reputation. Furthermore, even if New Focus is able to timely deliver products to its customers, it may be unable to recognise revenue based on its revenue recognition policies. In the past, New Focus has experienced disruptions in the manufacture of some of its products due to changes in its manufacturing processes, which resulted in reduced manufacturing yields, delays in the shipment of its products and deferral of revenue recognition. Any disruptions in the future, including disruptions as a result of the consolidation of facilities, could adversely affect New Focus’ revenues, gross margins, operating expenses and results of operations. In addition, New Focus may experience manufacturing delays and reduced manufacturing yields upon introducing new products to its manufacturing lines. New Focus has in the past experienced lower-than-targeted product yields, which have resulted in delays of customer shipments, lost-revenues and impaired gross margins.

The cost and complexity of complying with government regulations could adversely affect New Focus’ business.

The sale and manufacture of certain of New Focus’ products requires continued compliance with governmental security and import/export regulations. New Focus has been notified by the U.S. Department of Commerce of potential charges that may be brought against it for certain export violations relating to actual and deemed exports without, or with improper, licences. The maximum legislated penalty for those potential charges total approximately $524,000 (£287,912). New Focus is in the process of negotiating a settlement with the Department of Commerce. The Department of Commerce has offered to settle the charges for $325,000 (£178,571) and, subsequently, New Focus has recently offered to settle these charges and pay a $300,000 (£164,835) penalty, of which $200,000 (£109,890) would be paid 30 days after the assessment of such penalty and payment of the remaining $100,000 (£54,945) would be suspended for one year from the date of the assessment of the penalty and would be waived, provided that, New Focus had committed no additional export violations in such one-year period. Under the proposed settlement, New Focus will not be barred from exporting. New Focus has also recently filed, in conjunction with the filing and subsequent receipt of registration with the U.S. Department of State, a preliminary voluntary disclosure with the U.S. Department of State for exports which may have required licenses that New Focus did not obtain prior to export. New Focus is in the process of completing a full voluntary disclosure with the U.S. Department of State. Failure to comply with governmental regulations, which could result in fines and/or export restrictions, could adversely affect New Focus’ revenues, gross margins, operating expenses and results of operations.

If New Focus is unable to accurately forecast component and material requirements, its results of operations will be adversely affected.

New Focus uses rolling forecasts based on anticipated product orders to determine its component and material requirements. It is very important that New Focus predicts both the demand for its products and the lead times required to obtain the necessary components and materials. It is very difficult to develop accurate forecasts of product demand, especially in the current uncertain conditions in its served markets and the economy in general. Order cancellations and lower order volumes by New Focus’ customers have in the past created excess inventories, which negatively affected its operating results. If New Focus fails to accurately predict both the demand for its products and the lead times required to obtain the necessary components and materials in the future, New Focus could incur additional inventory write-downs or cancellation charges. If New Focus underestimates its component and material requirements, it may have inadequate inventory, which could interrupt its manufacturing and delay delivery of its products to its customers. Any of these occurrences would negatively affect New Focus’ results of operations.

New Focus depends on single or limited source suppliers for some of the key components in its products, which may make it susceptible to supply shortages or price fluctuations.

New Focus currently purchases several key components used in the manufacture of its products from single or limited source suppliers. New Focus does not have long-term or volume purchase agreements with any of these suppliers and these components may not in the future be available in the quantities or at the prices required by it. New Focus may fail to obtain required components in a timely manner in the future or could experience further delays from evaluating and testing the products of these potential alternative suppliers. Current difficult economic conditions could adversely affect the financial condition of New Focus’ suppliers, many of whom have limited financial resources. New Focus has in the past, and may in the future, be required to provide advance payments in order to secure key components from financially limited suppliers. Financial or other difficulties faced by these suppliers could limit the availability of key components, increase New Focus’ product costs and lower gross margins, or impair its ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would impair New Focus’ ability to meet scheduled product deliveries to its customers and could cause customers to cancel orders. For example, New Focus previously experienced a temporary interruption in the supply of certain components it sources from an overseas supplier. As a result, New Focus had to source these products from U.S. suppliers at substantially higher costs. New Focus’ gross margin percentages for both the second and third quarters 2003 were affected by these higher costs.

New Focus may not be able to protect its proprietary technology, which would seriously harm its ability to compete effectively, and harm its ability to generate revenues.

New Focus relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. New Focus also relies on confidentiality procedures and contractual provisions with its employees, consultants and corporate partners. New Focus cannot assure you that the steps it has taken will prevent the misappropriation of its intellectual property, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States. Other parties may independently develop similar or competing technology or design around any patents that may be issued to New Focus. It may be necessary to litigate to enforce New Focus’ patents, copyrights and other intellectual property rights, to protect its trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. New Focus’ failure to protect or enforce its intellectual property could have an adverse effect on its business, financial condition, prospects and results of operations.

If New Focus is unsuccessful in defending intellectual property claims, it may have to expend a substantial amount of resources to make its products non-infringing and may have to pay a substantial amount in damages.

New Focus has in the past and may in the future be subject to claims related to its intellectual property. Any resulting lawsuits, if successful, could subject New Focus to significant liability for damages and invalidate its proprietary rights. New Focus anticipates, based on the size and sophistication of its competitors and the history of rapid technological advances in its targeted industries, that several competitors may have existing patents or patent applications in progress in the United States or in foreign countries that, if issued, could relate to New Focus’ product and result in litigation. The holders of such existing or pending patents or licensees may assert infringement claims against New Focus or claim that New Focus has violated other intellectual property rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to defend or resolve and would divert management time and attention. As a result of any future intellectual property litigation, New Focus may be forced to do one or more of the following, any of which could harm its business:

•                                          stop selling, incorporating or using New Focus’ products that use the disputed intellectual property;

•                                          obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

•                                          redesign New Focus’ products that use the disputed intellectual property.

PART V

FINANCIAL INFORMATION

SECTION A

FINANCIAL INFORMATION ON BOOKHAM FOR THE THREE YEARS

ENDED 31 DECEMBER 2002

The financial information contained in Section A of this Part V does not constitute statutory accounts within the meaning of section 240 of the Act.

The consolidated financial information of Bookham contained in Section A of this Part V has been extracted without material adjustment from the audited consolidated financial statements of the Company for the three years ended 31 December 2002 although certain additional information presented in the financial statements for the benefit of US investors has been omitted. Copies of the financial statements for each of the periods referred to above have been delivered to the Registrar of Companies in England and Wales. PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of Harman House, 1 George Street, Uxbridge, Middlesex WB8

1QQ, have made a report under section 235 of the Act in respect of the statutory accounts for the year ended 31 December 2000 referred to above. Such reports were unqualified and did not contain a statement under 237(2) or (3) of the Act. Ernst & Young LLP, Registered Auditors, of Apex Plaza, Reading RG1 1YE have made reports under section 235 of the Act in respect of the statutory accounts for the years ended 31 December 2001 and 2002. Such reports were unqualified and did not contain a statement under 237(2) or (3) of the Act.

Bookham Technology plc

Consolidated profit and loss account

	Note	2000	2001	2002
		£’000	£’000	£’000

Turnover
Continuing operations—ongoing	1,2	26,301	21,921	6,630
Acquisition—NNOC		—	—	12,779
—MOC		—	—	15,194
		26,301	21,921	34,603
Cost of sales		(31,850)	(47,534)	(74,202)
Gross loss		(5,549)	(25,613)	(39,599)
Administrative expenses
Research and development		(17,355)	(77,609)	(39,771)
National Insurance on share options		(1,070)	782	—
Selling, general and administrative expenses		(13,875)	(21,274)	(21,131)
Other		(847)	(527)	(6,375)
		(33,147)	(98,628)	(67,277)
Other operating income	6	61	76	175
Operating loss
Continuing operations—ongoing		(38,635)	(99,015)	(103,495)
Acquisition—NNOC		—	—	(3,137)
Discontinued operations		—	(25,150)	(69)
Group operating loss		(38,635)	(124,165)	(106,701)
Interest receivable	7	10,144	11,405	5,795
Interest payable	8	(574)	(478)	(454)
Loss on ordinary activities before taxation	3	(29,065)	(113,238)	(101,360)
Tax on loss on ordinary activities	9	—	—	—
Loss on ordinary activities after taxation		(29,065)	(113,238)	(101,360)

Loss per ordinary share (basic and diluted)	10	£(0.25)	£(0.88)	£(0.67)

All income is generated from continuing activities. There is no difference between the loss on ordinary activities after taxation stated above and its historic cost equivalent.

Turnover has been analysed between continuing activities and acquired activities. An analysis of operating loss between existing and MOC acquired activities has not been given, as the directors do not believe that such an analysis would be meaningful or possible due to the integration of manufacturing facilities, research and development activities and administrative functions that has already taken place. The analysis of operating loss for the acquisition relates to NNOC only.

Bookham Technology plc

Statement of total recognised gains and losses

	Note	2000	2001	2002
		£’000	£’000	£’000

Loss for the financial year	23	(29,065)	(113,238)	(101,360)
Exchange difference on translation of subsidiaries	23	(1)	(39)	44

Total losses recognised in the year		(29,066)	(113,277)	(101,316)

Bookham Technology plc

Consolidated balance sheet

	Note	2000	2001	2002
		£’000	£’000	£’000

Fixed assets
Intangible assets	11	447	1,666	42,553
Tangible assets	12	44,264	34,579	51,442
		44,711	36,245	93,995

Current assets
Stocks	14	6,961	2,564	23,679
Debtors	15	13,239	5,001	21,405
Short term investments	27	1,525	—	—
Cash at bank and in hand	16	265,083	184,814	105,418
		286,808	192,379	150,502
Creditors: amounts falling due within one year	17	(25,572)	(17,675)	(29,302)
Net current assets		261,236	174,704	121,200
Total assets less current liabilities		305,947	210,949	215,195
Creditors: amounts falling due after more than one year	18,20	(897)	—	(31,329)
Provisions for liabilities and charges	19	(988)	(79)	(3,428)
Net assets		304,062	210,870	180,438

Capital and Reserves
Called up share capital	22,23	424	434	683
Share premium account	23	321,388	338,576	404,187
Other reserves	23	2,829	5,716	10,740
Profit and loss account	23	(20,579)	(133,856)	(235,172)
Equity shareholders’ funds	23	304,062	210,870	180,438

Bookham Technology plc

Consolidated cash flow statement

	Note	2000	2001	2002
		£’000	£’000	£’000

Net cash outflow from operating activities	26	(38,167)	(44,385)	(61,684)
Returns on investments and servicing of finance
Interest received		10,144	11,405	5,776
Interest paid		—	(4)	(391)
Interest element of finance lease rentals		(374)	(301)	(43)
		9,770	11,100	5,342
Capital expenditure and financial investment
Purchase of intangible fixed assets		(486)	(1,812)	(95)
Purchase of tangible fixed assets		(28,280)	(39,896)	(10,102)
Proceeds on disposal of fixed assets		31	96	44
		(28,735)	(41,612)	(10,153)
Acquisitions and disposals
Net overdraft disposed of with subsidiary undertaking		—	—	(69)
Purchase of subsidiary undertakings		—	(6,796)	(12,060)
Net cash outflow before management of liquid resources and financing		(57,132)	(81,693)	(78,624)
Management of liquid resources
Reduction in short term investments	27	5,690	1,525	—
Financing
Issue of ordinary share capital	22	338,238	1,256	125
Expenses of share issues	22	(24,270)	—	—
Capital element of finance lease rental payments	27	(1,377)	(1,357)	(897)
		312,591	(101)	(772)
Increase/(decrease) in cash	27	261,149	(80,269)	(79,396)

Reconciliation of net cash flow to movement in net funds
Increase/(decrease) in cash in the year	27	261,149	(80,269)	(79,396)
Cash outflow from finance lease repayments	27	1,377	1,357	897
Cash inflow from decrease in liquid resources	27	(5,690)	(1,525)	—
(Increase)/decrease in net funds resulting from cash flows	27	256,836	(80,437)	(78,499)
Translation difference	27	(1)	—	—
Loans arising on acquisition	27	—	—	(31,359)
(Decrease)/increase in net funds in the year		256,835	(80,437)	(109,858)
Net funds at beginning of the year	27	7,519	264,354	183,917
Net funds at end of the year	27	264,354	183,917	74,059

Bookham Technology plc

Notes to the Financial Information

1.   Accounting policies

The financial information contained in this report has been prepared in accordance with applicable accounting standards in the United Kingdom.

Basis of accounting

The financial statements have been prepared under the historical cost convention and on a going concern basis.

Group consolidation

The financial statements consolidate the financial statements of Bookham and all its subsidiary undertakings drawn up to 31 December each year. Measurement Microsystems A-Z Inc. has been included in the financial statements using the acquisition method of accounting. Accordingly, the consolidated profit and loss account and consolidated statement of cash flows include the results and cash flows of Measurement Microsystems A-Z Inc. for the period from its acquisition on 25 January 2001, until its disposal on 1 August 2002. Marconi Optical Components (“MOC”) and Nortel Networks Optical Components (“NNOC”) have been included in the group financial statements using the acquisition method of accounting. Accordingly, the consolidated profit and loss account and statement of cash flows include the results and cash flows of MOC for the 11 month period from its acquisition on 1 February 2002, and NNOC for the 7 week period from its acquisition on 8 November 2002.

Intra-group sales and profits are eliminated fully on consolidation.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to third party customers during the period.

Turnover is recognised upon shipment, with the exception of certain of the group’s products which are shipped to a third party for resale to end users. The group defers recognition of such shipments as turnover until the product is sold by the third party.

The group uses the percentage of completion method, based on costs incurred and milestones accepted by the customer for recognizing revenues on fixed fee, non recurring engineering contracts.

Research and development expenditure

Research and development expenditure is charged to the profit and loss account in the period in which the expenditure is incurred.

Goodwill

Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of subsidiaries at the date of acquisition. Goodwill is amortised on a straight line basis over its estimated useful life. Goodwill is reviewed for impairment in accordance with FRS 10 and impairment loss is included in cumulative amortisation.

Intangible fixed assets and amortisation

Intangible fixed assets acquired separately from a business are capitalised at cost. Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on acquisition.

Intangible fixed assets are stated at cost less amortisation. Amortisation is provided by the group to write off the cost of intangible fixed assets on a straight line basis over their estimated useful economic lives.

Intangible fixed assets consist of patent licence fees payable to third parties and patents acquired from third parties.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided by the group to write off the cost of tangible fixed assets on a straight line basis over their estimated useful economic lives as follows:

Buildings	—	20 years
Plant and machinery	—	3 to 5 years
Fixtures, fittings and equipment	—	3 to 5 years
Computer equipment	—	3 years

No depreciation is provided for land or for assets in the course of construction.

Investments

Investments in subsidiary undertakings are shown at cost less provision for any impairment in value.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes all direct costs of manufacture and a proportion of manufacturing overheads.

Government grants

Government grants received in respect of research and development expenditure are credited to the profit and loss account in the periods to which the relevant expenditure relates.

Leases

Assets held under finance leases are capitalised and depreciated over their estimated useful lives or the term of the lease, whichever is shorter. Future instalments under such leases, net of financial charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligations.

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Foreign currency translation

In individual companies, balances denominated in foreign currencies are translated into reporting currencies at the rates ruling at the year end. Transactions in foreign currencies are translated into reporting currencies using average rates of exchange. Exchange differences are dealt with in the profit and loss account.

On consolidation, the balance sheets of the group’s overseas subsidiary undertakings are translated into sterling at rates of exchange ruling at the year end. The profit and loss accounts of the group’s overseas subsidiary undertakings are translated into sterling using average rates of exchange. Translation differences are taken to reserves.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

•                                          provision is made for tax gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

•                                          provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

•                                          deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Pension costs

The group pays contributions into the group defined contribution pension scheme for the executive directors and employees. In addition, the company has a defined contribution plan for the benefit of two directors (one director and one executive officer during the two years ended 31 December 2000). The charge to the profit and loss account reflects those contributions payable in the period. The group has no other liability in respect of these pension contributions.

Share options issued to employees

The group recognises as a charge to the profit and loss account (“stock compensation expense”) the amount by which the fair value of any share options issued to employees exceeds their respective exercise prices at the date of grant. The fair value is assessed by reference to the market value of the company’s shares. These costs are recognised over the vesting period. Amounts charged to the profit and loss account are included in other reserves.

Warrants and share options issued to non employees

Where share options or warrants are granted to non employees in respect of services rendered, the fair value of the consideration received is recognised as a cost over the period to which the services relate. With the exception of costs related to fundraising, which are included in issue costs and charged to the share premium account, costs are charged to the profit and loss account.

2.   Segmental analysis

In the opinion of the directors, the group has one class of business: the design, development, manufacture and marketing of fibre-optic components. Its activities are principally carried out in the United Kingdom.

The table below analyses turnover by destination:

	2000	2001	2002
	£’000	£’000	£’000

United Kingdom	20,474	13,306	21,273
North America	5,235	3,095	10,613
Japan	24	3,862	59
European Union (excluding UK)	415	375	2,373
Rest of World	153	1,283	285
	26,301	21,921	34,603

The table below analyses turnover by origin:

	2000	2001	2002
	£’000	£’000	£’000

United Kingdom	26,301	21,921	34,577
European Union (excluding UK)	—	—	24
North America	—	—	2
	26,301	21,921	34,603

Profit/(loss) before taxation:

	2000	2001	2002
	£’000	£’000	£’000

Continuing operations
United Kingdom	(38,635)	(124,170)	(103,764)
North America	—	—	(1,832)
European Union (excluding UK)	—	—	(1,049)
Rest of the World	—	5	13
	(38,635)	(124,165)	(106,632)
Discontinued operations
North America	—	—	(69)
	(38,635)	(124,165)	(106,701)
Net interest and income from activities	9,570	10,927	5,341
	(29,065)	(113,238)	(101,360)

Net assets:

	2000	2001	2002
	£’000	£’000	£’000

Continuing operations
United Kingdom	304,048	210,853	183,617
North America	4	421	(2,099)
European Union (excluding UK)	—	—	(1,153)
Rest of the World	10	66	73
	304,062	211,340	180,438
Discontinued operations
North America	—	(470)	—
Total net assets	304,062	210,870	180,438

3.   Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging:

	2000	2001	2002
	£’000	£’000	£’000

Auditors’ remuneration—audit—PwC	117	14	—
—other services—PwC	88	49	—
—audit—E&Y	—	125	452
—other services—E&Y*	—	42	107
Amortisation:
Goodwill	—	1,679	442
Patents, licences and other	39	1,147	894
Depreciation:
Owned assets	3,374	7,137	8,261
Assets held under finance leases	1,194	1,224	1,033
Loss/(gain) on disposal of fixed assets	20	(8)	(44)
Loss/(gain) on foreign exchange	316	194	(500)
Amounts payable under operating leases:
Hire of plant and machinery	143	166	665
Land and buildings	594	1,153	2,770
The loss on ordinary activities before taxation is also stated after the following exceptional items:
Impairment of intangible assets	—	22,396	1,005
Impairment of tangible fixed assets	—	32,597	27,052
Stock write downs and order cancellation costs	—	4,653	980
Voluntary severance costs	—	3,190	2,499
Restructuring costs	—	—	5,127
	—	62,836	36,663

These exceptional items have been included in the consolidated profit and loss account within the following headings:

	2000	2001	2002
	£’000	£’000	£’000

Cost of sales	—	17,358	21,548
Research and development expenses	—	39,473	6,244
Selling, general and administrative expenses	—	6,005	3,744
Other operating income	—	—	5,127
	—	62,836	36,663

*                                         In addition, auditors received £1,013,000 for services in connection with their role as Reporting Accountants in accordance with the UK Listing Authority requirements and due diligence relating to the acquisitions of MOC and NNOC. These amounts are included in the cost of acquisitions (Note 21).

4.   Staff costs

The average number of persons employed by the group (including executive directors) during each period, analysed by category, was as follows:

	2000	2001	2002
	No.	No.	No.

Administration	65	78	78
Sales	33	48	55
Research and development	169	266	283
Manufacturing	348	387	635
	615	779	1,051

The aggregate payroll costs of these persons were as follows:

	2000	2001	2002
	£’000	£’000	£’000

Wages and salaries	13,856	26,306	23,250
Stock compensation expense	531	329	193
Social security costs	1,592	2,544	2,059
Other pension costs	88	999	1,437
	16,067	30,178	26,939

Payroll costs exclude the unpaid portion of the provision for National Insurance liabilities on share options referred to in Note 19.

5.   Directors

Directors’ remuneration

	2000	2001	2002
	£’000	£’000	£’000

Aggregate emoluments	301	514	614
Aggregate gains made on the exercise of share options	5,566	1,809	—
Company contributions to defined contribution pension schemes	35	34	38
	5,902	2,357	652

Retirement benefits under defined contribution pension schemes were accruing to 2 directors at 31 December 2002, and at 31 December 2001 and one director at 31 December 2000.

Directors’ emoluments

The following information provides details of the directors’ emoluments for the three years ended 31 December 2002:

	2000	2001	2002
	£’000	£’000	£’000

Executive directors:
Andrew Rickman—salary	163	200	167
—bonus	20	30	11
—benefits in kind	16	21	17
—company pension contributions	35	23	22
	234	274	217

Giorgio Anania—salary	—	166	190
—bonus	—	43	172
—benefits in kind	—	17	11
—company pension contributions	—	11	16
	—	237	389

Non executive directors (all fees):
David Simpson	30	7	7
Robert J Rickman	8	6	7
Jack St. Claire Kilby (appointed 25 January 2000)	7	6	6
Graham Miller (retired 31 December 2001)	7	6	—
Denis Pomroy (retired 8 August 2000)	1	—	—
W Arthur Porter	7	6	7
Lori Holland	7	6	17
Joseph Cook (appointed 4 February 2002)	—	—	2
	67	37	46

The Company has a letter of engagement with each of its directors except Giorgio Anania and Andrew Rickman (with each of whom it has a service agreement) and Lori Holland with whom it has a consulting agreement. The consulting agreement with Lori Holland specifies that she shall render management consulting services for compensation consisting of cash, reimbursement of expenses and options over the Company’s Ordinary shares. The Company previously had a consulting agreement with David Simpson which terminated effective 1 August 2000. See “Related Party Transactions” in Note 29.

Directors’ interests

The directors’ interests in the Ordinary shares were as set out below. Subsequent to 31 December 2000, each 2p Ordinary share was subdivided into six Ordinary shares of 1/3p each, as explained in Note 20. The information in this note relating to 2000 reflects the nominal value and number of shares after this subdivision.

	2000	2001	2002
	No.	No.	No.

Andrew G Rickman*	27,673,809	27,673,809	27,673,809
David Simpson	180,161	436,561	463,561
Graham Miller**	115,200	115,200	—
Robert J Rickman†	1,104,478	1,148,878	1,148,878
Giorgio Anania	—	237,630	237,630

*                                         includes 9,945,600 Ordinary shares held by Nichola Rickman, the wife of Andrew Rickman, and 9,000,000 Ordinary shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust.

**                                  includes 115,200 Ordinary shares held by Patricia Miller, the wife of Graham Miller.

†                                          includes 999,000 Ordinary shares held by Marion Rickman, the wife of Robert J Rickman.

The closing mid-market price of the company’s shares at 31 December 2000 was £9.50 and the range of market prices during the year was between £8.79 and £53.02. The closing mid-market price of the company’s shares at 31 December 2001 was £1.60 and the range of market prices during the year was between £0.79 and £14.89.

Directors’ share options

The Compensation Committee determines the grant of share options to the executive directors. The Board, acting on advice from independent remuneration consultants, determines the grant of share options to non executive directors. The options granted during each year were at prevailing market rates and the conditions for their exercise are described in Note 22.

Details of the share options held by the directors are as follows:

2000

	Date of grant	1 Jan 2000	Granted	Exercised	31 December 2000	Exercise price per Ordinary share	Date from which exercisable	Expiry date

David Simpson	10/07/95	222,000	—	—	222,000	0.003	01/02/99	10/07/05
	24/05/96	44,400	—	—	44,400	0.186	01/02/99	24/05/06
	15/04/98	333,600	—	—	333,600	0.847	15/10/01	15/04/08
	18/06/99	—	76,110	—	76,110	1.200	18/06/99	18/06/09
Robert J Rickman	24/05/96	44,400	—	—	44,400	0.186	01/02/99	24/05/06
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
Graham Miller**	27/10/95	222,000	—	—	222,000	0.186	27/04/99	27/10/05
	24/05/96	44,400	—	39,800	4,600	0.186	27/04/99	24/05/06
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
W Arthur Porter	15/04/98	266,400	—	23,165	243,235	0.847	15/10/01	15/04/08
Lori Holland	20/01/99	288,000	—	31,662	256,338	1.083	*20/01/99	20/01/09
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
Jack Kilby	31/01/00	—	76,110	—	76,110	4.322	31/01/00	31/01/10
Denis Pomroy†	18/06/99	76,110	—	76,110	—	1.200	18/06/99	18/06/09

2001

	Date of grant	1 Jan 2001	Granted	Exercised	31 December 2001	Exercise price per Ordinary share	Date from which exercisable	Expiry date

Giorgio Anania	07/09/98	280,000	—	—	280,000	1.083	07/03/00	07/09/08
	24/03/99	180,000	—	—	180,000	1.200	*31/12/00	24/03/09
	02/04/99	600,000	—	—	600,000	1.200	02/10/00	02/04/09
	13/03/00	180,000	—	—	180,000	1.000	*31/12/01	13/03/10
	03/08/01	—	1,000,000	—	1,000,000	1.710	03/02/03	03/08/11
David Simpson	10/07/95	222,000	—	222,000	—	0.003	01/02/99	10/07/05
	24/05/96	44,400	—	44,000	—	0.186	01/02/99	24/05/06
	15/04/98	333,600	—	—	333,600	0.847	15/10/01	15/04/08
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
	30/04/01	—	64,378	—	64,378	3.320	30/04/01	30/04/10
Robert J Rickman	24/05/96	44,400	—	44,400	—	0.186	01/02/99	24/05/06
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
	30/04/01	—	64,378	—	64,378	3.230	30/04/01	30/04/11
Graham Miller**	27/10/95	222,000	—	—	222,000	0.186	27/04/99	27/10/05
	24/05/96	4,600	—	—	4,600	0.186	27/04/99	24/05/06
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
	30/04/01	—	64,378	—	64,378	3.230	30/04/01	30/04/11
W Arthur Porter	15/04/01	243,235	—	—	243,235	0.847	15/10/01	15/04/08
	30/04/01	—	64,378	—	64,378	3.230	30/04/01	30/04/11
Lori Holland	20/01/99	256,338	—	—	256,338	1.083	*20/01/99	20/01/09
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
	30/04/01	—	64,378	—	64,378	3.320	30/04/01	30/04/11
Jack Kilby	31/01/00	76,110	—	—	76,110	4.322	31/01/00	31/01/10
	30/04/01	—	40,236	—	*40,236	3.230	30/04/01	30/04/11

2002

	Date of grant	31 December 2001	Granted	Exercised	31 December 2002	Exercise price per Ordinary share	Date from which exercisable	Expiry date

David Simpson	15/04/98	333,600	—	—	333,600	0.847	15/10/99	15/04/08
	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
	30/04/01	64,378	—	—	64,378	3.230	30/04/01	30/04/11
	12/06/02	—	12,000	—	12,000	0.790	12/06/02	12/06/12
Robert J Rickman	18/06/99	76,110	—	—	76,110	1.200	18/06/99	18/06/09
	30/04/01	64,378	—	—	64,378	3.230	30/04/01	30/0411
	12/06/02	—	12,000	—	12,000	0.790	12/06/02	12/06/12
W Arthur Porter	15/04/98	243,235	—	—	243,235	0.847	15/10/99	15/04/08
	30/04/01	64,378	—	—	64,378	3.230	30/04/01	30/04/11
	12/06/02	—	12,000	—	12,000	0.790	12/06/02	12/06/12
Lori Holland	20/01/99	256,338	—	—	256,338	1.083	20/01/99	20/01/09
	18/06/99	76,110	—	—	76,110	3.230	18/06/99	18/06/09
	30/04/01	64,378	—	—	64,378	0.790	30/04/01	30/04/11
	12/06/02	—	12,000	—	12,000	4.322	12/06/02	12/06/12
Jack Kilby	31/01/00	76,110	—	—	76,110	3.230	31/01/00	31/01/10
	30/04/01	40,236	—	—	40,236	0.790	30/04/01	30/04/11
	12/06/02	—	12,000	—	12,000		12/06/02	12/06/12
Giorgio Anania	07/09/98	280,000	—	—	280,000	1.083	07/03/00	07/09/08
	24/03/99	180,000	—	—	180,000	1.200	*31/12/00	24/03/09
	02/04/99	600,000	—	—	600,000	1.200	02/10/00	02/04/09
	13/03/00	180,000	—	—	180,000	1.000	*31/12/01	13/03/10
	03/08/01	1,000,000	—	—	1,000,000	1.710	03/02/03	03/08/11
	08/02/02	—	224,000	—	224,000	1.220	08/08/03	08/02/12
	14/11/02	—	1,207,360	—	1,207,360	0.780	***14/11/03	14/11/12

Share options shown above have been adjusted to reflect the subdivision of the Company’s Ordinary share capital on 13 March 2000 whereby each 2p ordinary share was subdivided onto 6 Ordinary Shares of  1/3 p each, as explained in Note 22.

No options were cancelled or lapsed during 2000 or 2001. 140,488 options lapsed during 2002 following the resignation of Mr Graham Miller on 31 December 2001.

*                                         These options vest and become exercisable upon the completion of specified performance requirements.

**                                  Graham Miller retired as a director on 31 December 2001.

***                           These options are capable of earlier exercise on satisfaction of certain performance criteria.

†                                          Denis Pomroy retired as a director on 8 August 2000.

Gains made by directors on share options

The table below shows gains made by individual directors from the exercise of share options and the market price of the company’s shares at the dates of exercise.

	Year ended 31 December
	2000		2001		2002
	Gain	Market price	Gain	Market price	Gain	Market price
	£’000	£’000	£’000	£’000	£’000	£’000

Robert J Rickman	—	—	139	£3.31	—	—
David Simpson	—	—	1,531	£6.90	—	—
David Simpson	—	—	139	£3.31	—	—
Graham Miller*	1,326	£33.50	—	—	—	—
Denis Pomroy†	2,458	£33.50	—	—	—	—
W Arthur Porter	756	£33.50	—	—	—	—
Lori Holland	1,026	£33.50	—	—	—	—
	5,566		1,809		—

†                                          Denis Pomroy retired as a director on 8 August 2000.

*                                         Graham Miller retired as a director on 31 December 2001.

          All share options granted to directors were granted under either the 1995 scheme or the 1998 scheme, details of which are included in Note 22.

Directors’ pension entitlements

Pension contributions to defined contribution pension schemes were as follows:

	2000	2001	2002
	£’000	£’000	£’000

Andrew G Rickman	35	23	22
Giorgio Anania	—	11	16

6.   Other operating income

	2000	2001	2002
	£’000	£’000	£’000

Grant income	43	—	—
Sale of scrap and other income	18	76	175
	61	76	175

7.   Other interest receivable and similar income

	2000	2001	2002
	£’000	£’000	£’000

Bank interest	10,144	11,405	5,795

8.   Interest payable and similar charges

	2000	2001	2002
	£’000	£’000	£’000

Finance charges payable in respect of finance leases and hire purchase contracts	574	478	146
Other interest payable	—	—	308
	574	478	454

Finance charges payable includes £83,000 (2001: £173,000; 2000 £200,000) of amortisation in respect of warrants issued to a leasing company in 1999, as described in Note 22.

9.   Taxation

	2000	2001	2002
	£’000	£’000	£’000

Tax on loss on ordinary activities:
Current	—	—	—
Deferred (Note 19)	—	—	—
	—	—	—

Factors affecting current tax charge

The tax assessed on the loss on ordinary activities for the year is lower than the standard rate of corporation tax in the UK of 30% (2001: 30%; 2000: 20%). The differences are reconciled below:

	2000	2001	2002
	£’000	£’000	£’000

Loss on ordinary activities before tax	(29,065)	(113,238)	(101,360)
Loss on ordinary activities multiplied by the tax rate above	(5,813)	(33,971)	(30,048)
Effect of:
Disallowed expenses and non taxable income	103	111	192
Depreciation in excess of capital allowances	625	16,072	11,153
Tax losses (not recognised)	5,085	17,788	18,703
Current tax charge for the period	—	—	—

10.   Loss per ordinary share

Loss per Ordinary share has been calculated by dividing the loss for the financial year by the weighted average number of Ordinary shares in issue during the year, as set out below:

	2000	2001	2002

Loss for the financial year (£’000)	(29,065)	(113,238)	(101,360)
Weighted average number of shares (No.)	116,231,841	128,533,108	150,996,196
Loss per Ordinary share—basic and diluted (£)	(0.25)	(0.88)	(0.67)

The loss per Ordinary share has been adjusted to reflect the six for one share split referred to in Note 22.

The group had share options and warrants which are potential Ordinary Shares outstanding during the period. Conversion of these potential Ordinary Shares into Ordinary shares would decrease the net loss per Ordinary Share and would not therefore be dilutive.

11.   Intangible fixed assets

	Goodwill	Patents and licences	Total
	£’000	£’000	£’000

Cost:
At 31 December 1999	—	—	—
Additions during the year	—	486	486
At 31 December 2000	—	486	486
Additions during the year	—	1,560	1,560
Acquisitions (Note 21)	18,224	6,657	24,881
At 31 December 2001	18,224	8,703	26,927
Additions during the year	—	92	92
Acquisitions (Note 21)	35,352	7,784	43,136
Disposals during the year	(18,224)	(6,657)	(24,881)
At 31 December 2002	35,352	9,922	45,274
Amortisation:
At 31 December 1999	—	—	—
Charge during the year	—	39	—
At 31 December 2000	—	39	39
Charge during the year	1,679	1,147	2,826
Impairment during the year	16,545	5,851	22,396
At 31 December 2001	18,224	7,037	25,261
Charge during the year	442	894	1,336
Impairment during the year	—	1,005	1,005
Disposals during the year	(18,224)	(6,657)	(24,881)
At 31 December 2002	442	2,279	2,721
Net book value:
At 31 December 2000	—	447	447

At 31 December 2001	—	1,666	1,666

At 31 December 2002	34,910	7,643	42,553

ASOC related patents and licences were impaired during 2002 due to a decline in market growth of the ASOC product line.

These assets were being amortised over three and five years.

The goodwill and patents resulting from the 2001 acquisition at Measurement Microsystems A-Z Inc., which were fully written down at the beginning of 2002, were disposed of as part of the divestment in the company during 2002.

12.   Tangible fixed assets

	Freehold land	Buildings	Plant and machinery	Fixtures, fittings and equipment	Computer equipment	Total
	£’000	£’000	£’000	£’000	£’000	£’000

Cost:
At 1 January 2000	—	—	13,679	651	961	15,291
Additions during the year	12,324	—	19,567	3,169	3,055	38,115
Disposals during the year	—	—	(117)	—	(54)	(171)
At 1 January 2001	12,324	—	33,129	3,820	3,962	53,235
Additions during the year	—	—	26,443	2,155	2,762	31,360
Disposals during the year	—	—	(52)	(132)	(62)	(246)
At 1 January 2002	12,324	—	59,520	5,843	6,662	84,349
Additions during the year	—	—	8,469	108	3,072	11,649
Acquisitions (Note 21)	4,113	7,645	28,471	759	571	41,559
Disposals	—	—	(10,866)	—	(311)	(11,177)
At 31 December 2002	16,437	7,645	85,594	6,710	9,994	126,380
Accumulated depreciation:
At 1 January 2000	—	—	3,765	192	570	4,527
Charge during the year	—	—	3,856	192	520	4,568
Disposals during the year	—	—	(71)	—	(53)	(124)
At 1 January 2001	—	—	7,550	384	1,037	8,971
Charge during the year	—	—	6,790	722	849	8,361
Disposals during the year	—	—	(48)	(67)	(44)	(159)
Impairment during the year	3,686	—	24,340	1,725	2,846	32,597
At 31 January 2002	3,686	—	38,632	2,764	4,688	49,770
Charge during the year	—	1,088	6,856	795	553	9,292
Disposals during the year	—	—	(10,866)	—	(311)	(11,177)
Impairment during the year	—	—	23,722	—	3,331	27,053
At 31 December 2002	3,686	1,088	58,344	3,559	8,261	74,938
Net book value:
At 31 December 2000	12,324	—	25,579	3,436	2,925	44,264

At 31 December 2001	8,638	—	20,888	3,079	1,974	34,579

At 31 December 2002	12,751	6,557	27,250	3,151	1,733	51,442

ASOC related equipment was impaired during 2002 due to a decline in market growth of the ASOC product line. These assets were being amortised in line with the group policy.

The net book value of assets held under finance leases was £nil at 31 December 2002 (2001: £1,031,000; 2000: £2,255,000). Assets held under finance leases are included in plant and machinery above. The outstanding obligations under the leases are secured on the related assets.

Fixed assets include assets in the course of construction which have not been depreciated, amounting to £nil at 31 December 2002 (2001: £7,569,000; 2000: £5,376,00). As at 31 December 2002 these assets consist of £nil in plant and machinery (2001: £5,854,000; 2000: £4,930,000), £nil in fixtures and fittings (2001: £582,000; 2000: £115,000) and £nil in computer equipment (2001: £1,134,000; 2000: £331,000).

13.   Investments in subsidiary undertakings

Details of the investments in which the company (unless indicated) holds 20% or more of the nominal value of any class of share capital are as follows:

Name of undertaking	Activity	Country of incorporation	Proportion of voting rights and shares held

Bookham Technology Inc.	Manufacturing and distribution	USA	100%
Bookham Technology KK	Distribution	Japan	100%
Bookham Acquisition Inc.	Manufacturing and distribution	Canada	100%
Bookham Exchange Inc.	Intermediate holding company	Canada	* 100%
Bookham (Switzerland) AG	Manufacturing and distribution	Switzerland	100%
Measurement Microsystems A-Z Inc.	Research and development	Canada	** 25%

*                                         Held by Bookham Acquisition Inc.

**                                  Held by Bookham Exchange Inc.

Subsidiary undertakings operate principally in their country of incorporation and all of the above companies have been included in the group consolidation.

The group’s investment in Measurement Microsystems A-Z Inc. (“MM”) was fully provided at 1 January and 31 December 2002. During 2002, the group disposed of 75% of this investment as reflected in Note 21. As part of the disposal it was agreed that the group would have no representation on the board of, nor influence over the management of, MM and therefore its results have not been consolidated since the date of disposal and the group’s interest in MM has been treated as an investment from the date of disposal.

	Subsidiary undertakings	Total
	£’000	£’000

Cost:
As at 1 January 2002	6,858	6,858
Additions	45	45
Disposals	—	—
As at 31 December 2002	6,903	6,903
Provision:
As at 1 January and 31 December 2002	6,796	6,796
Net book value:
At 31 December 2002	107	107

At 1 January 2002	62	62

14.   Stocks

	2000	2001	2002
	£’000	£’000	£’000

Raw materials	4,197	1,629	5,553
Work in progress	2,007	15	7,553
Finished goods	757	920	10,573
	6,961	2,564	23,679

The difference between purchase price or production cost of stocks and their replacement cost is not material.

15.   Debtors

	2000	2001	2002
	£’000	£’000	£’000

Trade debtors	9,009	822	17,781
UK VAT receivable	2,864	1,599	—
Other debtors	246	192	1,864
Prepayments and accrued income	1,120	2,388	1,760
	13,239	5,001	21,405

16.   Cash at bank and in hand

	2000	2001	2002
	£’000	£’000	£’000

Cash at bank	265,083	184,814	105,418

Within the cash balance is £nil (2001: £nil; 2000: £450,000) held in a collateral account as security for outstanding lease obligations. Withdrawals from this account can only be made with the joint signatures of the company and lessors.

17.  Creditors: amounts falling due within one year

	2000	2001	2002
	£’000	£’000	£’000

Current instalments due on loans (Note 20)	—	—	30
Finance leases (Note 25)	1,357	897	—
Trade creditors	19,217	9,324	11,913
Other creditors	773	911	4,826
Taxation and social security	1,712	565	1,149
Accruals and deferred income	2,513	5,978	11,384
	25,572	17,675	29,302

18.   Creditors: amounts falling due after more than one year

	2000	2001	2002
	£’000	£’000	£’000

Loans (Note 20)	—	—	31,329
Finance leases (Note 25)	897	—	—
	897	—	31,329

19.   Provisions for liabilities and charges

Group

	Provision for warranties	Environ- mental provision	National Insurance on share options	Other liabilities	Total
	£’000	£’000	£’000	£’000	£’000

At 1 January 2000	—	—	89	—	89
Credit to profit and loss account	—	—	1,070	—	1,070
Payments	—	—	(171)	—	(171)
At 1 January 2001	—	—	988	—	988
Payments	—	—	(127)	—	(127)
Arising during the year	—	—	(782)	—	(782)
At 1 January 2002	—	—	79	—	79
Exchange adjustments	—	—	—	29	29
Arising on acquisition	1,030	1,266	—	966	3,262
Arising during the year	58	—	—	—	58
At 31 December 2002	1,088	1,266	79	995	3,428

Provision for warranties

A provision is recognised for expected warranty claims on products sold over the last year. It is expected that most of these costs will be incurred in the next financial year.

Environmental provision

The group has provided for potential environmental liabilities of sites where there is a history of soil contamination. The company is committed to an ongoing programme of monitoring and soil sampling, and has thus made a one-off provision relating to potential costs of future remediation works at the sites.

National Insurance on share options

Provision has been made at 31 December 2002 for UK National Insurance liabilities that are expected to crystallise upon the exercise of certain share options granted under unapproved schemes between 6 April 1999 and 14 November 2000. The provision comprises the difference between the exercise price and the estimated fair market value of the shares at the balance sheet date at the current NIC rate, and apportioned on a straight line basis over the vesting period of the options. The group becomes unconditionally liable to pay the National Insurance upon exercise of the options. In accordance with UK legislation introduced in 2001, certain options which had an exercise price in excess of the market price at 7 November 2000 will not give rise to any future liability for NIC. Details of the vesting of share options are given in Note 22.

Other liabilities

Provision has been made for potential historic employee related costs following the acquisitions which are expected to be settled within a year.

Deferred tax

	Unprovided
	2000	2001	2002
	£’000	£’000	£’000

Difference between accumulated depreciation and capital	(481)	(12,447)	(23,695)
Trading losses	(11,856)	(32,371)	(52,047)
Deferred tax asset	(12,337)	(44,818)	(75,742)

The deferred tax assets arising as at each year end, which have been calculated at 30% in 2002, 30% in 2001 and 20% in 2000 (the small companies’ rate), have not been recognised in accordance with the requirements of FRS 19.

20.   Loans

Group

	2000	2001	2002
	£’000	£’000	£’000

Amounts falling due:
—in one year or less or on demand	—	—	30
—in more than one year but not more than two years	—	—	30
—in more than two years but not more than five years	—	—	31,148
—in more than five years	—	—	151
	—	—	31,359
Less: included in creditors: amounts falling due within one year	—	—	(30)
	—	—	31,329

Details of loans not wholly repayable within five years are as follows:

	Group
	2000	2001	2002
	£’000	£’000	£’000

5% loan repayable by 31 December 2013*	—	—	151

*                                         This loan is repayable in equal monthly instalments over the 11 years until 31 December 2013 and these amounts have been reflected accordingly between the different repayment periods in the tables above.

The long term loans are secured by fixed charges over various of the group’s properties.

21.   Acquisitions and disposals

Marconi Optical Components

On 1 February 2002 the group acquired MOC for a consideration of £15,655,000 satisfied by the issue of 12,891,000 Ordinary shares.

Analysis of the acquisition of MOC is as follows:

	Book value	Adjustments	Fair value
	£’000	£’000	£’000

Net assets at the date of acquisition:
Tangible fixed assets	48,820	(39,219)	9,601
Stock	7,542	(182)	7,360
	56,362	(39,401)	16,961

Analysis of consideration:
Costs associated with the acquisition			1,306
Bookham Ordinary shares			15,655
			16,961

The adjustments from the book to fair values were based upon assessments of the resale values in open market conditions in a declining market sector.

MOC earned a loss in the period from 1 April 2001 to 31 January 2002 as shown in the table below:

£’000

Turnover	7,930
Operating loss	(35,756)
Loss on fixed asset disposal	(54,201)
Other exceptional costs	(3,080)
Loss before tax	(93,037)
Taxation	—
Loss for the 10 months ended 31 January 2002	(93,037)

There were no other recognised gains and losses.

Nortel Networks Optical Components

On 8 November 2002 the group acquired NNOC for a consideration of £92,090,000 ($153 million) satisfied by the issue of 61,000,000 Ordinary shares, 9,000,000 Ordinary share warrants, loan notes to the value of £31,642,000 ($50 million) and the payment of a cash consideration of £5,848,000.

Analysis of the acquisition of NNOC:

Provisional	Book value	Adjustments	Fair value
	£’000	£’000	£’000

Net assets at the date of acquisition:
Intangible fixed assets	—	7,784	7,784
Tangible fixed assets	57,768	(25,810)	31,958
Stock	33,727	(7,338)	26,389
Creditors falling due within one year	—	(4,493)	(4,493)
	91,495	(29,857)	61,638

Goodwill arising on acquisition			35,369
			97,007

Analysis of consideration:
Cash			5,848
Bookham Ordinary shares			47,580
Bookham Ordinary share warrants			7,020
Loan notes			31,642
Costs associated with the acquisition			4,917
			97,007

The adjustments from the book to fair values were based upon assessments of the resale values in open market conditions in a declining market sector.

NNOC contributed £(5.2) million to the group’s net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance, paid £nil in respect of taxation and utilised £(0.5) million for capital expenditure and financial investment.

NNOC earned a loss after tax of £220,604,000 in the year ended 31 December 2002 (2001: £385,700,000), of which a loss before tax of £216,404,000 and a tax credit of £13,923,000 arose in the period from 1 January 2001 to 8 November 2002. The summarised profit and loss account for the period from 1 January 2002 to the effective date of acquisition is as follows:

£’000

Turnover	64,784
Operating loss	(56,804)
Restructuring charges	(159,600)
Loss before tax	(216,404)
Taxation	13,923
Loss for the 10 1/2 months ended 8 November 2002	(202,481)

There were no other recognised gains and losses.

Measurement Microsystems (A-Z) Inc.

On 25 February 2001 the company acquired the entire share capital of Measurement Microsystems (A-Z) Inc. for a consideration of £6,796,000 (US$10 million) and 2,108,957 Ordinary shares, including 702,986 Ordinary shares contingent upon certain performance milestones being achieved. In the year ended 31 December 2001 the performance milestones for 421,792 of these shares were met and in 2002 it was determined to deem the performance milestones met for a further 85,348 of these shares. The performance milestone relating to the remaining 195,845 shares will not be met following the group’s decision to discontinue development efforts and close the operation.

Net assets at the date of acquisition

	Book value	Revaluation	Fair value to group
	£’000	£’000	£’000

Intangible fixed assets	45	6,612	6,657
Tangible fixed assets	42	—	42
Debtors	108	—	108
Stock	10	—	10
Creditors falling due within one year	(340)	45	(295)
Creditors falling due after more than one year	(73)	—	(73)
Net assets/(liabilities)	(208)	6,657	6,449
Goodwill arising on acquisition			18,224
			24,673

Analysis of consideration:
Cash			6,796
Ordinary shares			17,877
			24,673

The revaluation of intangible fixed assets represents the fair value of separately identifiable patents valued by a suitably qualified independent valuer.

In the period from 25 February 2001 to 31 December 2001, Measurement Microsystems A-Z Inc. made no sales outside of the group and all of its costs were reimbursed by Bookham Technology plc. Measurements Microsystems A-Z Inc. incurred a loss of £411,000 in the year ended 30 September 2000 and a loss of £194,000 in the period from 1 October 2000 to 24 February 2001.

During 2001 the goodwill and intangible fixed assets were impaired to £nil and £nil, respectively, due to a decline in a market growth and obsolescence of the intellectual property.

On 1 August 2002, the group disposed of Measurement Microsystems A-Z Inc. The disposal is analysed as follows:

Fair value
£’000

Net assets	69
Loss on disposal	(69)
Consideration	—

The loss attributable to members of the parent company includes losses of £69,000 incurred by Measurement Microsystems A-Z Inc., up to its date of disposal on 1 August 2002. In the period to December 2001, a loss of £25,150,000 was incurred, split as follows: charge for impairment of intangible fixed assets of £22,396,000; amortisation of intangible assets of £2,485,000 and other research and development expenditure of £269,000.

During the year, Measurement Microsystems A-Z Inc. utilised £0.2 million of the group’s net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance and utilised £nil for capital expenditure and financial investment.

22.   Share capital

Called up share capital

	2000	2001	2002
	£’000	£’000	£’000

Authorised:
300,000,000 Ordinary shares of 1/3p each 0 (2001: 200,100,000; 2000: 160,500,000)	535	667	1,000

Allotted, called up and fully paid:
204,950,872 Ordinary shares of 1/3p each (2001: 130,160,413; 2000: 127,317,473)	424	434	683

2000

On 23 February 2000, the company’s shareholders approved an increase in the authorised share capital of the company by approving the creation of 200,000 Series A Convertible Preference Shares (“Preference Shares”) of US$100 nominal value each. On 25 February 2000, the directors issued 200,000 Preference Shares for consideration of US$20,000,000. In April 2000, all of the issued Preference Shares were automatically converted to 1,263,423 Ordinary shares at the conversion rate of US$15.83 per Ordinary share. All of the Preference Shares were also cancelled at that time and the authorised share capital was reduced accordingly.

On 13 March 2000, the company’s shareholders approved an increase in the authorised share capital of the company by approving the creation of an additional 6,000,000 Ordinary shares of 2p nominal value each. On the same date, the company’s shareholders approved a subdivision of each authorised and issued 2p Ordinary share of the company into six Ordinary shares of 1/3p each.

On 11 April 2000, the company issued 21,900,000 Ordinary shares of 1/3p each for a total cash consideration of £200,060,000 net of issuance costs.

On 19 September 2000, the Company issued 3,064,548 Ordinary Shares of 1/3p each for a total cash consideration of £97,332,000 net of issuance costs.

During 2000, the Company also issued 2,413,145 of Ordinary Shares of 1/3p each under the 1995 and 1998 Employee Share Option schemes, including 47,274 shares to consultants upon the exercise of options as described below under “Ordinary share warrants and options issued to non-employees”.

During 2000, the Company issued 1,410,972 shares to warrant holders upon the exercise of warrants as described below under “Ordinary share warrants and options issued to non-employees”.

On 5 June 2000, the Company issued 63,171 shares to Goldman Sachs International as payment of US$1,000,000 of fees owed by the Company in connection with financial advisory services performed by Goldman Sachs International.

With the exception of shares issued to warrant holders, all shares issued during the period were issued at fair market prices.

2001

On 26 April 2001, the Company’s shareholders approved an increase in the authorised share capital of the Company by approving the creation of an additional 39,600,000 Ordinary Shares.

During 2001, the company also issued 1,558,136 Ordinary Shares under the 1995 and 1998 Employee Share Option schemes.

On 25 January 2001, the Company agreed to issue, at a future date, up to 2,108,957 Ordinary Shares to the shareholders of Measurement Microsystems A-Z Inc. (“MM”) as consideration for the acquisition of the entire share capital of MM. Issue of 702,986 Ordinary Shares was contingent upon the achievement of performance milestones by MM employees. At 31 December 2001, 1,282,304 Ordinary Shares had been issued under the agreement and 545,459 remain to be issued. The remaining 281,194 Ordinary Shares relate to a performance milestone that will now not be met.

2002

During 2002, the Company issued 320,657 Ordinary Shares under the 1995 and 1998 Employee Share Option schemes and 1,559 Ordinary Shares under the 2001 Approved Sharesave Scheme.

During 2002, the Company issued 577,243 Ordinary Shares to the shareholders of Measurement Microsystems A-Z Inc. Following the determination that 195,845 Ordinary Shares subject to performance milestones will not be issued, a total of 53,565 Ordinary Shares remain to be issued under the agreement with the shareholders dated 25 January 2001.

On 1 February 2002, the Company issued 12,891,000 Ordinary Shares of  1/3 pence each at £1.21 each to Marconi plc in consideration for the acquisition of the Marconi Optical Component business.

On 5 November 2002, the Company’s shareholders approved an increase in the authorised share capital of the company by approving the creation of an additional 99,900,000 Ordinary Shares.

On 11 November 2002, the Company issued 61,000,000 Ordinary Shares of  1/3 pence at £0.78 each to Nortel Networks Corporation in consideration for the acquisition of their Optical Transmitter and Receiver business.

Employee share option schemes

During the three years ended 31 December 2002, the group had four employee share option schemes, details of which are set out below.

1995 Employee Share Option Scheme

Pursuant to the 1995 Employee Share Option Scheme (the “1995 Scheme”), options to purchase Ordinary Shares were granted to employees during the period from 10 July 1995 to 29 September 1998. At 31 December 2002, 31 December 2001 and 31 December 2000, there were no options authorised for future issuance under this scheme and there were options over 695,735 (2001: 1,267,276; 2000: 2,007,904) Ordinary Shares outstanding. The options expire ten years after the date of grant and are exercisable to the extent vested. Vesting generally occurs at the rate of one third each at 18 months, 30 months and 42 months after the date of grant. All share options were granted for £nil consideration. The scheme is not approved by the UK Inland Revenue.

In the period to March 2000, on exercising options under the 1995 Scheme, employees had contractually agreed to exercise all voting rights and powers, in respect of Ordinary Shares for which those had been exercised, in such a manner as the Chief Executive Officers or any nominee or proxy of the Chief Executive Officers may direct.

1998 Employee Share Option Scheme

At 31 December 2002, the total options authorised for future issuance under the 1998 Employee Share Option Scheme (the “1998 Scheme”) when combined with the 2001 Approved Sharesave Scheme and the 2001 Approved Employee Share Option Scheme was 20,495,078 (2001: 19,200,000; 2000: 10,020,481) and there were over 20,460,658 options outstanding (2001: 11,755,224; 2000: 10,020,481). The options expire ten years after the date of grant and are exercisable to the extent vested. Except as set out below, vesting generally occurs at the rate of [one third each at 18 months, 30 months and 42 months after the date of grant].

Included in the above are a total of 3,754,882 performance related options that were outstanding at 31 December 2002 (2001:

1,393,214; 2000: 2,796,436) under the 1998 Scheme. These options vest one-quarter every six months based on the achievement of specific targets. Where targets are exceeded by a defined percentage, there is a potential for one-half of the options to vest at the end of each six month period.

If these targets are not met, these options will vest in full four to seven years after the date of grant as specified in the individual option certificate. The total number of shares subject to options granted does not vary as a result of the potential earlier vesting.

The exercise prices and number of shares shown below relate to the shares after the six for one share split on 13 March 2000.

All share options granted under the 1998 Scheme have been granted for £nil consideration. The scheme is not approved by the UK Inland Revenue.

Details of directors’ share options are given in Note 5.

2001 Approved Employee Share Option Scheme (formerly known as the 2000 Approved employee share option scheme)

The 2001 Approved Employee Share Option Scheme (the “2001 Approved Scheme”) was approved by shareholders in February 2000. All executive directors and employees are eligible to participate. Options are granted at no cost at the discretion of the board, and vesting may include performance conditions. The option price is the market value of the Company’s Ordinary Shares on the date of the grant, and options vest between three and ten years from date of grant. At 31 December 2002, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Share Option scheme did not exceed 10% of the issued share capital of the Company, excluding shares subject to rights granted under any of the Company’s employee share schemes prior to 18 April 2000. There were no share options outstanding under the scheme. The 2001 Approved Scheme has been approved by the Inland Revenue.

2001 Approved Sharesave Scheme (formerly known as the 2000 Approved Sharesave Scheme)

The 2001 Approved Sharesave Scheme was approved by shareholders in February 2000. All full time directors and all employees with five years service or such shorter period as the board determines and those that the board deems appropriate, are eligible to participate in the Sharesave Scheme. Options to be issued under this Scheme are dependent on the savings made by the employee and the option price determined by the board, which shall be not less than 85% of the mid-market price on the date preceding the date which employees are invited to apply for options. Options will normally be exercisable after three or five years from the commencement of the savings contract established by the employee. At 31 December 2002, the total options authorised for future issuance under this scheme, when combined with the 1998 Scheme and the 2001 Approved Scheme, did not exceed 10% of the issued share capital of the Company, excluding shares subject to rights granted under any of the Company’s employee share schemes prior to 18 April 2000. The Sharesave Scheme has been approved by the Inland Revenue.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the “ESPP”) was approved by shareholders in June 2002. All employees of any of the Company’s subsidiaries which are designated as participating companies are eligible to participate. The grant of options is dependent on the monthly savings made by employees. The option price is 85% of the market value of the Company’s ADSs on the first day of the savings period. Options become exercisable at the end of a purchase period. The purchase period is determined by the Company. As at 31 December 2002, the total options authorised for issuance under the ESPP was 14,334,759 Ordinary Shares or, if less, 10% of the Company’s issued share capital when combined with options granted under any of the Company’s employee share schemes, excluding rights granted prior to 18 April 2000. The ESPP is not approved by the Inland Revenue, but is designed to take advantage of certain US tax benefits. No options under the ESPP were granted.

Stock compensation expense

The Company has granted share options to certain employees at exercise prices below the fair market value of the underlying Ordinary Shares at the date of grant. The differences have been charged to the profit and loss account over the vesting period of the options. The stock compensation expense was £193,000 for the year ended 31 December 2002 (2001: £329,000; 2000: £531,000).

Ordinary share warrants and options issued to non-employees

During 1997 and 1998, the Company issued warrants to purchase 99,466 and 21,000 Ordinary Shares respectively to non-employees in connection with the issuance of share capital. These warrants were immediately exercisable at prices between £6.50 and £9.20 per Ordinary Share and expired on 3 October 2000. 1,000 warrants were subsequently cancelled. All the remaining warrants were exercised during 2000.

During 1999, the Company issued a warrant to purchase 137,988 Ordinary Shares to a leasing company. The warrant was immediately exercisable at £7.20 and expires on 11 April 2004. During 2000, 115,694 warrants were exercised. During 2001, warrants in respect of 417 Ordinary Shares were exercised. During 2002, no warrants in respect of Ordinary Shares were exercised and warrants in respect of 134,262 Ordinary Shares were exercisable as at 31 December 2002.

During 1999, the Company granted share options to three consultants to purchase 57,600 Ordinary Shares under the 1998 Scheme. These options vested upon the completion of specified performance requirements, all of which were met in the year ended 31 December 2000. Options over 48,000 Ordinary Shares are exercisable at £6.50 and options over 9,600 Ordinary Shares are exercisable at £7.20. During 2000, options over 5,277 Ordinary Shares were exercised at £6.50 and options over 2,602 Ordinary Shares were exercised at £7.20. During 2001, no options were exercised. During 2002, the group granted share options to one consultant to purchase 400,000 Ordinary Shares under the 1998 Scheme, 25,000 of these options vested immediately and the remaining 375,000 vest upon completion of specified performance criteria. During 2002 no options were exercised. The remaining options expire ten years from the date of grant.

The profit and loss account includes a charge of £83,000 (2001: £173,000; 2000: £1,603,000) in respect of warrants and options granted to non-employees.

During 2002, the Company issued a warrant to purchase 9,000,000 Ordinary Shares to Nortel Networks Inc. as part of the purchase price for the acquisition of NNOC, which is exercisable at the option of Nortel Networks. The warrant is immediately exercisable at  1/3 pence per Ordinary Share and expire[s] on 8 November 2012.

No Ordinary Shares have been authorised for future issuance of warrants. The number of Ordinary Shares reported above, in relation to Ordinary Share warrants and options issued to non-employees does not reflect the six for one share split approved on 13 March 2000.

A summary of share option movements is given below:

	Range of Exercise prices	Options outstanding	Weighted average exercise price

Outstanding as at 1 January 2000	£0.003-£3.10	11,180,394	1.03
Granted	£4.322-£36.05	3,354,210	12.56
Exercised	£0.003-£1.36	(2,413,145)	0.68
Cancelled	£0.75-£36.05	(93,074)	3.17

Outstanding as at 31 December 2000	£0.003-£36.50	12,028,385	4.28
Granted	£1.120-£7.03	6,559,192	2.09
Exercised	£0.003-£36.50	(1,556,338)	0.35
Cancelled	£1.20-£36.50	(2,960,913)	7.51

Outstanding as at 31 December 2001	£1.083-£36.50	14,070,326	3.31
Granted	£0.70-£1.22	10,715,413	0.86
Exercised	£0.186-£1.083	(322,216)	0.39
Cancelled	£0.70-£36.05	(2,584,345)	3.59

Outstanding as at 31 December 2002	£0.70-£36.50	21,879,178	1.86

23.   Reconciliation of movements in shareholders’ funds

	Share capital	Share premium account	Other reserves	Profit and loss account	Total shareholders’ funds
	£’000	£’000	£’000	£’000	£’000

At 1 January 2000	324	7,420	695	8,487	16,926
Loss for the year	—	—	—	(29,065)	(29,065)
Shares issued	100	338,238	—	—	338,338
Share issue costs	—	(24,270)	—	—	(24,270)
Translation adjustment	—	—	—	(1)	(1)
Stock compensation expense	—	—	531	—	531
Warrant/non employee option expense	—	—	1,603	—	1,603
At 31 December 2000	424	321,388	2,829	(20,579)	304,062
Loss for the year	—	—	—	(113,238)	(113,238)
Shares issued/to be issued	10	16,764	2,385	—	19,159
Refund of share issue costs	—	424	—	—	424
Translation adjustment	—	—	—	(39)	(39)
Stock compensation expense	—	—	329	—	329
Warrant/non employee option expense	—	—	173	—	173
At 31 December 2001	434	338,576	5,716	(133,856)	210,870
Loss for the year	—	—	—	(101,360)	(101,360)
Shares issued	249	63,291	—	—	63,540
Warrants issued relating to acquisition	—	—	7,020	—	7,020
Shares issued in respect of conversion of warrants	—	2,272	(2,272)	—	—
Refund of share issue costs	—	48	—	—	48
Translation adjustment	—	—	—	44	44
Stock compensation expense	—	—	193	—	193
Warrant/non employee option expense	—	—	83	—	83
At 31 December 2002	683	404,187	10,740	(235,172)	180,438

As at 31 December 2002, other reserves comprised shares issued to warrant holders and non employees in consideration for services performed £2,232,000 (2001: £2,147,000; 2000: £1,974,000), shares issued to employees at values below the fair market value at date of issue £1,377,000 (2001: £1,184,000; 2000: £855,000), shares reserved for issue in connection with the acquisition of Measurement Microsystems A-Z Inc. £111,300 (2001: £2,385,000; 2000: £nil) and shares reserved for issue in connection with the acquisition of NNOC £7,018,000 (2001: £nil; 2000: £nil).

24.   Pensions

The group pays contributions into the group’s defined contribution pension scheme for directors and employees.

The group also has a defined contribution plan for the benefit of one director.

The group’s contributions to the plans are charged to the profit and loss account in the year to which they relate. The assets of the schemes are held separately from those of the group in independently administered funds. The group does not accept any responsibility for the benefit gained from these schemes. Accordingly, the group has no other liability in respect of these pension arrangements. There were no amounts outstanding in respect of payments due to the pension plans as at 31 December 2002 (2001: £nil; 2000: £nil).

25.   Commitments

Capital commitments

The group had contracted capital commitments of £nil on 31 December 2002 (2001: £2,795,000; 2000: £14,447,000).

Operating leases

Annual commitments under non cancellable operating leases are as follows:

	Land and buildings
	2000	2001	2002
	£’000	£’000	£’000

Operating leases which expire:
—within one year	46	679	651
—in the second to fifth year inclusive	304	49	1,419
—after the fifth year	889	1,803	110
	1,239	2,531	2,180

	Other
	2000	2001	2002
	£’000	£’000	£’000

Operating leases which expire:
—within one year	—	13	283
—in the second to fifth year inclusive	94	112	127
	94	125	410

Finance lease commitments

Commitments for future minimum payments under finance leases are as follows:

	2000	2001	2002
	£’000	£’000	£’000

Within one year	1,357	897	—
In the second to fifth year inclusive	897	—	—
Obligations under finance leases (Notes 17 and 18)	2,254	897	—

The company had commitments totalling £nil (2001: £nil; 2000: £9.2 million) under finance leases at the relevant balance sheet date which were due to commence thereafter.

26.   Reconciliation of operating loss to net cash flow from operating activities

	2000	2001	2002
	£’000	£’000	£’000

Operating loss	(38,635)	(124,165)	(106,701)
Loss on disposal of subsidiary undertaking	—	—	69
Depreciation, amortisation and impairment charge	4,607	66,180	38,678
Stock compensation expense	531	329	193
Warrant/non employee option expense	1,403	—	137
(Profit)/loss on sale of fixed assets	20	(8)	(44)
(Increase)/decrease in stocks	(6,204)	4,397	12,635
(Increase)/decrease in debtors	(10,511)	8,238	(17,833)
Increase in creditors	9,723	1,553	11,078
Increase/(decrease) in provision for liabilities and charges	899	(909)	104
Net cash outflow from operating activities	(38,167)	(44,385)	(61,684)

27.   Analysis of net funds

	Cash at bank and in hand	Restricted cash	Short-term investments	Finance leases	Loan	Total
	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2000	1,685	2,250	7,215	(3,631)	—	7,519
Cash flow	262,949	(1,800)	(5,690)	1,377	—	256,836
Translation difference	(1)	—	—	—	—	(1)
At 31 December 2000	264,633	450	1,525	(2,254)	—	264,354
Cash flow	(79,819)	(450)	(1,525)	1,357	—	(80,437)
At 31 December 2001	184,814	—	—	(897)	—	183,917
Cash flow	(79,396)	—	—	897	—	(78,499)
Loans arising on acquisition	—	—	—	—	(31,359)	(31,359)
At 31 December 2002	105,418	—	—	—	(31,359)	74,059

Short term investments comprise treasury cash deposits with a maturity of between one and ninety days at inception.

28.    Financial instruments

The group’s financial instruments comprise finance leases, cash and liquid resources, loans and various items, such as debtors and creditors, that arise directly from its operations. It is, and has been throughout the period under review, the group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the group’s financial instruments are interest rate risk and foreign currency risk. Liquid assets surplus to the immediate operating requirements of group companies are managed centrally and invested to protect the safety of the principal in a variety of money market securities. Non-sterling revenues provided a natural hedge against non-sterling commitments for operating costs and expenditure during the three years ended 31 December 2002.

Interest rate risk

The group finances its operations through a mixture of shareholders’ funds, loan notes, finance leases and working capital. Throughout the period, the group’s only exposure to interest rate fluctuations was on its cash deposits.

The group monitors its interest rate risk on cash balances primarily through cash flow forecasting. Cash which is surplus to immediate requirements is invested in short term deposits with banks with maturity dates of up to three months and invested in overnight money market accounts.

Foreign currency risk

As the Group has grown and become increasingly international in scope, it has become more subject to fluctuations based upon changes in the exchange rates between the currencies in which it collects revenue and pays expenses. In the future, it is expected that a substantial portion of the revenues will be denominated in U.S. dollars, while the majority of expenses will continue to be denominated in pounds sterling. In addition, the loan notes issued in connection with the acquisition from Nortel Networks are denominated in U.S. dollars. The consolidated financial statements are prepared in pounds sterling and translated into U.S dollars for U.S. reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Group’s net income may be diminished or net loss increased, when reported in U.S. dollars in the financial statements. The Group therefore anticipates engaging in currency hedging transactions in an effort to cover any exposure to such fluctuations and may be required to convert currencies to meet its obligations.

Short term debtors and creditors

Short term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

Interest rate risk profile of financial assets and liabilities

Financial assets

The interest rate and currency profiles of the group’s financial assets were:

	Floating rate financial assets	Fixed rate financial assets	Total
	£’000	£’000	£’000

At 31 December 2000:
Sterling	263,331	1,525	264,856
US dollars	1,651	—	1,651
Euro	96	—	96
Japanese Yen	5	—	5
	265,083	1,525	266,608

At 31 December 2001:
Sterling	180,465	—	180,465
US dollars	3,471	—	3,471
Euro	824	—	824
Canadian dollars	51	—	51
Japanese Yen	3	—	3
	184,814	—	184,814

At 31 December 2002:
Sterling	102,879	—	102,879
Canadian dollars	1,464	—	1,464
US dollars	802	—	802
Swiss francs	247	—	247
Euro	22	—	22
Japanese Yen	4	—	4
	105,418	—	105,418

Interest earned on floating rate financial assets varies according to changes in bank deposit account interest rates.

Financial liabilities

The currency profile of the Group’s financial liabilities were as follows:

	2000	2001	2002
	£’000	£’000	£’000

Fixed rate financial liabilities:
US dollars	—	—	31,058
Swiss francs	—	—	301
	—	—	31,359

	Fixed Rate financial liabilities
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed years

US dollar	5.6	3.8
Swiss francs	5.0	10

Currency exposure of net monetary assets/liabilities

The table below shows the Group’s currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or “functional”) currency of the operating unit involved.

	Net foreign currency monetary assets/(liabilities)
Functional currency of Group operations	Sterling	US Dollar	Euro	Other	Total
	£’000	£’000	£’000	£’000	£’000

2002
Sterling	—	(20,812)	(439)	(318)	(21,569)
Canadian dollars	—	(108)	—	—	(108)
Swiss francs	(23)	(24)	(12)	—	(59)
Total	(23)	(20,944)	(451)	(318)	(21,736)
2001
Sterling	—	3,461	654	(61)	4,054
2000
Sterling	—	4,677	(128)	(21)	4,528

Maturity of financial liabilities

	2000	2001	2002
	£’000	£’000	£’000

In one year or less on demand	—	—	30
In more than one year but not more than two	—	—	30
In more than two years but not more than five	—	—	31,148
In more than five years	—	—	151
	—	—	31,359

Fair value

In the opinion of the directors, there was no difference between the fair value of the group’s financial instruments and their carrying value at each balance sheet date. Fair values are assessed by reference to market values and discounted cash flows.

Borrowing facilities

At 31 December 2002, the group had no undrawn lines of credit or other borrowing facilities in place.

29.   Related party transactions

During 1998, the group entered into a contract with Lori Holland for the provision of consultancy services. Lori Holland became a director in 1999 and her emoluments and share options received as a director are reported in Note 5 above. In respect of her consultancy services, Lori Holland received £23,000 in the year ended 31 December 2001 (2001: £59,000; 2000: £55,000). During 2002, £nil (2001: £nil; 2000: £1,309,000) was charged to the profit and loss account on revaluations of the operations which vested in 2000. Lori Holland exercised none of these options during 2002 (2001: nil; 2000: 5,277 at an exercise price of £6.50). All options had vested and 42,723 options were outstanding at 31 December 2002 (2001: 42,723; 2000: 42,723). Share option numbers in this note do not reflect the six for one share split described in Note 22.

David Simpson, the Vice Chairman of the Board of Directors, had provided consultancy services to the group through his consultancy company, Simpson Research Limited, under an agreement in effect since 1995 and which was terminated effective 1 August 2000. The agreement provided that David Simpson would be compensated for his services in cash and options to purchase the Company’s Ordinary Shares. David Simpson received a total of £nil for his consultancy and director services in the year ended 31 December 2002 (2001: £7,000; 2000: £30,000). During 2002 no options were granted (2001: nil; 2000: nil). No options were exercised by David Simpson during 2002 (2001: 222,000 options at an exercise price of £0.003 and 44,400 outstanding options at an exercise of £0.186; 2000: nil). As at 31 December 2002 409,710 options were outstanding (2001: 409,710; 2000: 676,110).

During 1999, the group entered into a development contract with Scientific-Atlanta Inc., a significant shareholder, for which revenues of £nil have been recognised in the year ended 31 December 2002 (2001: £nil; 2000: £1,188,000), and a total of £nil was due to the Company from Scientific-Atlanta at 31 December 2002 (2001: £nil; 2000: £nil).

On 30 June 1998, the Company entered into a letter of engagement by which the Company appointed Goldman Sachs International “GSI”) as financial advisor in connection with a sale of the Company’s Ordinary Shares in a private placement. On 24 March 2000, the Company agreed with GSI that the fee payable would be satisfied by the payment of US$1.0 million in cash, which GSI would apply to the purchase of the Company’s Ordinary Shares at the initial public offering of £10 per share. GSI were issued with 631,501 shares in April 2000 pursuant to this agreement.

During the year, the group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into, and trading balances outstanding at 31 December, are as follows:

Related party		Sales to related party	Purchases from related party	Amounts owed from related party	Amounts owed to related party
		£’000	£’000	£’000	£’000

Marconi Communications	— 2002	13,179	1,346	6,919	—
	— 2001	3,205	4	—	—
Nortel Networks	— 2002	10,845	526	8,425	(524)
	— 2001	8,763	1,606	433	(121)

Marconi Communications has a 6.3% interest in the company.

Nortel Networks has a 29.9% interest in the company.

30.   Subsequent events

2000

On 28 December 2000, with effect from 1 February 2001, the group leased 150,000 sq ft office and manufacturing facility in Columbia, Maryland, and on 14 February 2001 purchased £3,008,000 of capital equipment for the assembly and test of ASOC products and silicon wafer fabrication. The facility is leased for an initial period of seven years at an annual minimum rental of £1,203,000 (US$1,800,000).

2001

On 1 February 2002 the company completed the acquisition of the business and assets of Marconi Optical Components Limited, a wholly owned subsidiary of Marconi plc, for a consideration of 12,891,000 Ordinary shares.

2002

Subsequent to year end, the company announced significant reductions in manufacturing and development activities in the ASOC product line, further reducing the company’s overhead structure and reducing the level of revenue required to reach the breakeven point for the company.

An impairment of £27 million and £1.2 million, relating to tangible fixed assets and inventory respectively relating to the closure, have been included in the results for the year.

31.   Claims and litigation

On 7 November 2001, a class action complaint was filed against the company and others in the United States District Court for the Southern District of New York. The complaint names as defendants the company; Goldman Sachs & Co. and FleetBoston Robertson Stephens Inc., two of the underwriters of the company’s initial public offering in April 2000 (the “Underwriters”); and Andrew G Rickman, Stephen J Cockrell and David Simpson, each of whom was an officer and/or director at the time of the initial public offering. The complaint asserts claims under certain provisions of the securities laws of the United States.

The complaint alleges, among other things, that the prospectus for the company’s initial public offering was materially false and misleading in describing the compensation to be earned by the Underwriters in connection with the offering, and in not disclosing certain alleged arrangements among the Underwriters and initial purchasers of Ordinary shares from the Underwriters. The complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold Ordinary shares), costs, attorney’s fees, experts’ fees, interest and other expenses. The company believes it has meritorious defences and indemnification rights to such claims and therefore believes that such claims will not have a material effect on the company.

32.   Differences between UK GAAP and US GAAP

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain material respects from US generally accepted accounting principles (“US GAAP”). The differences applicable to the Group are presented below.

The following table provides a reconciliation of the loss for the financial year, total assets and equity shareholders’ funds prepared under UK GAAP to the equivalent information prepared under US GAAP:

		2002	2001	2000
		£’000	£’000	£’000

Loss for the financial year under UK GAAP		(101,360)	(113,238)	(29,065)
US GAAP Adjustments:
National insurance contributions on stock options	(a)	—	(907)	1,073
Decrease amortisation of goodwill	(b)	442	340	—
Additional amortisation of intangible assets	(b)	(1,684)	—	—
Decrease impairment of intangible assets	(b)	—	6,114	—
Decrease depreciation of tangible assets	(b)	1,453	—	—
In-process research and development	(b)	(8,810)	(6,454)	—
Net loss as adjusted to accord with US GAAP		(109,959)	(114,145)	(27,992)

		2002	2001	2000
		£’000	£’000	£’000

Equity shareholders’ funds under UK GAAP		180,438	210,870	304,062
US GAAP Adjustments:
Goodwill
Cost	(b)	(35,352)	(17,169)	—
Amortisation	(b)	442	17,169	—
Net	—	(34,910)	—	—
Intangible assets
Cost	(b)	19,460	(6,085)	—
Amortisation	(b)	(680)	6,085	—
Net		18,780	—	—
Tangible assets
Cost	(b)	(60,598)	(32,957)	—
Amortisation	(b)	50,626	32,957	—
Net		(9,972)	—	—
Provision for liabilities and charges
National insurance contributions on stock options	(a)	79	79	988
Shareholders’ equity under US GAAP		154,415	210,949	305,050

(a)  National Insurance contributions on share option gains  Under UK legislation, National Insurance Contributions are payable by employers on gains made by employees under certain share option schemes. The payment only falls due when the employee realises a gain on the exercise of a share option. Under UK GAAP, provision is made for the potential future cost to the Company by charging the expected future cost on a straight-line basis over the vesting period of the options, making adjustment at each balance sheet date for changes in value of the expected gain. Under US GAAP, provision for National Insurance liabilities on share options is only made during the period to the extent that the options have been exercised.

(b)  Acquisition accounting

(i)  Determination of cost of investment, fair value of assets acquired and treatment of identifiable intangible fixed assets.  Under UK GAAP the total consideration, including contingent consideration, has been recorded as an investment by Bookham Technology plc. The fair value of consideration in the form of ordinary shares is measured at the completion (closing) date. The identifiable assets acquired and liabilities assumed are those of the acquired entity that existed at the date of acquisition. Identifiable assets and liabilities are those that are capable of being disposed of or settled separately, without disposing of the business of the entity, and are measured at fair values that reflect the condition at acquisition. Separately identifiable intangible fixed assets are only recognised to the extent that they do not increase or create negative goodwill. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The fair value of consideration in the form of ordinary shares is measured at the date of announcement, rather than the date of completion, of the acquisition. The consideration is allocated to all identifiable assets acquired and liabilities and independent valuations are used as an aid in determining estimated fair values. If negative goodwill arises after the initial allocation of the consideration to all identifiable assets and liabilities, then the values of the tangible assets are reduced proportionally so as to eliminate the negative goodwill arising.

In the case of the acquisition of Measurement Microsystems A-Z Inc. in 2001, under UK GAAP additional consideration in excess of that recorded under US GAAP was recognised, representing the expected contingent consideration at the date of acquisition. This additional consideration was fully impaired in 2001 along with all of the cost of investment in Measurement Microsystems A-Z Inc.

In the case of the acquisition of MOC in 2002, no difference arose on the value of the consideration under UK GAAP and US GAAP; however, different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortisation and depreciation charged on the assets.

In the case of the acquisition of NNOC in 2002 under UK GAAP consideration in excess of that recorded under US GAAP was recognised due to the increase in Bookham Technology plc’s share price between the date of announcement of the acquisition and the date of completion of the acquisition. Different fair values were ascribed to the intangible and tangible assets acquired under UK GAAP to those under US GAAP due to the different asset recognition criteria described above. Although identical economic useful lives are used under both UK GAAP and US GAAP, as a result of these different asset values, a difference arises between UK GAAP and US GAAP on the amortization and depreciation charged on the assets.

(ii)  In-process research and development (IPR&D).  Under UK GAAP the excess of the total consideration over the fair value of the net assets acquired represents goodwill and is included in intangible assets on the balance sheet. Under US GAAP the excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. IPR&D is charged to the profit and loss account at the date of the acquisition.

(iii)  Impairment charges.  Under UK and US GAAP intangible fixed assets and tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under UK GAAP the assessment is carried out using discounted cash flows whereas under US GAAP discounted cash flows are only used in the event that undiscounted cash flows indicate an impairment may exist. In the event that an impairment charge is required, this is reflected through an increase in accumulated amortisation/depreciation for the asset but under US GAAP, this is reflected through a reduction in the cost element of the asset.

The overall differences between UK GAAP and US GAAP arising from (i), (ii) and (iii) above and their impact on the net loss as adjusted to accord with US GAAP is summarised below:

		2002	2001	2000
		£’000	£’000	£’000

Decrease amortisation of goodwill
Measurement Microsystems A-Z Inc.	(i)	—	340	—
NNOC	(i)	442	—	—
		442	340	—

Additional amortisation of intangible assets
MOC	(i)	(1,294)	—	—
NNOC	(i)	(390)	—	—
		(1,684)	—	—

Decrease impairment of intangible assets
Measurement Microsystems A-Z Inc.	(iii)	—	6,114	—
		—	6,114	—

Decrease depreciation of tangible assets
MOC	(i)	1,351	—	—
NNOC	(i)	102	—	—
		1,453	—	—

In-process research and development
Measurement Microsystems A-Z Inc.	(ii)	—	(6,454)	—
MOC	(ii)	(4,197)	—	—
NNOC	(ii)	(4,613)	—	—
		(8,810)	(6,454)	—

The overall differences between UK GAAP and US GAAP arising from points (i), (ii) and (iii) above and their impact on shareholders equity under US GAAP is summarised below:

		2002	2001	2000
		£’000	£’000	£’000

Goodwill
Cost
Measurement Microsystems A-Z Inc.	(i)	—	(7,056)	—
Measurement Microsystems A-Z Inc.	(iii)	—	(10,113)	—
NNOC	(i)	(35,352)	—	—
		(35,352)	(17,169)	—

Amortisation
Measurement Microsystems A-Z Inc.	(i)	—	7,056	—
Measurement Microsystems A-Z Inc.	(iii)	—	10,113	—
NNOC	(i)	442	—	—
		442	17,169	—

Intangible assets
Cost
Measurement Microsystems A-Z Inc.	(i)	—	879	—
Measurement Microsystems A-Z Inc.	(iii)	—	(6,993)	—
MOC	(i)	6,173	—	—
NNOC	(i)	14,292	—	—
Impairment of other intangible fixed assets	(iii)	(1,005)
		19,460	(6,114)	—

Amortisation
Measurement Microsystems A-Z Inc.	(i)	—	(879)	—
Measurement Microsystems A-Z Inc.	(iii)	—	6,993	—
MOC	(i)	(1,294)	—	—
NNOC	(i)	(390)	—	—
Impairment of other intangible fixed assets	(iii)	1,005

Net		(680)	6,114	—

Tangible assets
Cost
MOC	(i)	(6,173)	—	—
NNOC	(i)	(5,252)	—	—
Impairment of other tangible fixed assets	(iii)	(49,173)	(32,957)	—
		(60,598)	(32,957)	—

Amortisation
MOC	(i)	(1,351)
NNOC	(i)	(102)	—	—
Impairment of other tangible fixed assets	(iii)	49,173	32,957	—
		50,626	32,957	—

(c)  Non-employee compensation  Under US GAAP, the fair value of warrants and options issued to non-employees is recognised as an asset and credited to a separate capital reserve on issue and taken to the profit and loss account over the period in which the related services are received. The non-employee stock compensation attributable to research and development, cost of net revenues, and selling and general administrative expenses is disclosed on the face of the financial statements. Under UK GAAP, the fair value is charged to the profit and loss account on the same basis as for US GAAP but the full credit is not immediately recognised in shareholders’ equity. The charge to the profit and loss account is credited to other reserves each year.

(d)  Discontinued Operations  Under UK GAAP Measurement Microsystems A-Z Inc. has been treated as a discontinued operation. Under US GAAP Measurement Microsystems A-Z Inc. is not a discontinued operation as Bookham has retained a 25% shareholding.

(e)  Consolidated statement of cash flows  The US GAAP cash flow statement reports changes in cash and cash equivalents, which include short-term highly liquid investments. Only three categories of cash flow are reported: operating activities (including tax and interest); investing activities (being capital expenditure, acquisitions and disposals); and financing activities. Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice, and without incurring a penalty. Such items are shown as short term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

(f)  Comprehensive income statement  The requirement of FAS 130 to provide a comprehensive income statement is met by the Statement of total recognised gains and losses. If comprehensive income were presented in accordance with US GAAP, the difference would be the difference between the loss for the financial year under UK GAAP and the net loss under US GAAP as described above.

SECTION B

UNAUDITED INTERIM RESULTS OF BOOKHAM

FOR THE NINE MONTHS ENDED 28 SEPTEMBER 2003

The following is the full text of the announcement of unaudited interim results for the nine months ended 28 September 2003 published by Bookham on 28 October 2003.

“Oxfordshire, UK—October 28, 2003: Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, today announced results for the third quarter ended 28 September 2003.

Highlights for the third quarter ended September 28, 2003

•                                          Revenues in the third quarter were £23.1 million ($37.1 million), up 10% from the second quarter 2003 of £21.0 million, and up 204% from £7.6 million in the third quarter 2002, in line with management expectations.

•                                          Nortel Networks and Marconi Communications remained very strong customers, representing 57% and 14% of sales respectively, with Huawei under the 10% level.

•                                          Gross margin, excluding exceptionals, improved by over 13 percentage points, to near breakeven with a loss of £0.4 million (or negative 1.5%), down from £3.2 million (or negative 15%) in the second quarter 2003, in line with management expectations. Operating expenses, excluding exceptionals, were reduced by 7% quarter on quarter.

•                                          Cash burn for the third quarter 2003 was £22.9 million ($36.9 million), in line with management expectations, primarily reflecting one-off costs associated with the closure of the Ottawa fab, overhead reductions and restructuring initiatives announced on July 30, 2003. Management anticipates cash burn of less than £10 million in the fourth quarter 2003, excluding acquisition related costs.

•                                          The net loss for the third quarter 2003, under UK GAAP, was £29.2 million ($47.0 million), including exceptional charges of £14.6 million. This compares with a net loss of £18.1 million in the second quarter 2003 which included exceptional charges of £1.8 million. Under US GAAP, the net loss was £28.8 million ($46.3 million), which included restructuring charges of £14.6 million.

•                                          During the quarter, the company announced a number of strategic developments including the proposed acquisition of New Focus, the acquisitions of Ignis Optics Inc and substantially all of the assets of Cierra Photonics Inc, as well as the completion of the consolidation of the Ottawa wafer fab, ahead of schedule.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: “In this quarter, we made substantial progress on many operational fronts. Revenues are up sequentially by 10% and the cost structure has been significantly improved, continuing the trend of the past few quarters. In addition, we achieved a major operational step forward with the completion of the consolidation of the Ottawa fab and the transfer of production to our Caswell facility, which we expect will reduce our cost base going forward. We saw continued progress with key customers and we announced three strategic acquisitions, two of which were completed in the quarter. This progress means we expect this momentum to be reflected in financial results going forward.”

Operating review

Products and customers

Nortel Networks and Marconi Communications continued to remain strong customers, and in the third quarter 2003, represented 57% and 14% of sales respectively, the latter growing significantly from the second quarter. The company continued its good relationship with Huawei, who accounted for under 10% of revenues this quarter, and also continued to develop other key customers. Revenues from customers outside of Nortel and Marconi were up 12% quarter on quarter.

Acquisitions

Consolidation in the market is being driven by customers’ demands for fewer, larger optical component and subsystem suppliers that can deliver cost competitive pricing through economies of scale. As a result, the company has announced two completed acquisitions and one proposed acquisition during the quarter, all of which the company believes will serve to consolidate the company’s position as the number two component supplier to the telecom equipment market worldwide.

On 22 September 2003 the company announced that it had signed an agreement under which it would acquire New Focus Inc. (“New Focus”), for approximately 84 million New Ordinary shares, valued at £117.6 million ($190.5 million) based on the mid market closing share price of Bookham Ordinary Shares on the London Stock Exchange on 19 September 2003.

New Focus is a leading provider of photonics and microwave solutions to non-telecom diversified markets, including the semiconductor, defence research, industrial, biotech/medical and telecom test and measurement industries. Important product solutions include tunable lasers, microwave radio-frequency amplifiers, opto-electronics, photonics subsystems and photonic tools. New Focus’ operations are located in San Jose, California, where the company employs approximately 200 people. New Focus also has a manufacturing facility in Shenzhen, China. The proposed acquisition is expected to increase the critical mass of the company’s non-telecom business, enabling the company to diversify its customer base and would provide significant additional cash resources. The completion of the proposed New Focus acquisition is subject to a number of conditions, including regulatory and shareholder approval and is expected to complete in late 2003 or early 2004.

In early October 2003, the company acquired Ignis Optics Inc. (“Ignis”), a provider of optical modules for communications networks, based in San Jose, California. Ignis designs and manufactures small form-factor pluggable (SFP and XFP) single-mode optical transceivers for current and next-generation optical datacom and telecom networks. This acquisition allows the company to enter the datacom market, and presents a significant market opportunity for the company’s know-how and manufacturing capabilities.

In addition, the company completed the acquisition of the business of Cierra Photonics Inc. (“Cierra”), in July 2003. Cierra designs and manufactures thin film filters and other components for the fiber optics telecommunications industry. This acquisition opens up a new, large market area, allowing cost reduction by internal sourcing of some of the company’s components used in its amplifiers and also improves the company’s competitive position in bidding for and winning optical subsystems business.

In connection with the acquisition of Nortel Networks optical components business, which completed in November 2002 and as required by the accounting standards, the company will be re-evaluating the purchase price allocation preliminarily recorded at year end 2002. As a result of sales of inventory being ahead of initial expectations, the company expects this will result in a reclassification, in the year end 2002 balance sheet, of a portion of the purchase price to inventory from intangibles and property and equipment.

Restructuring

Previously announced cost reduction plans have been substantially completed. On September 11, 2003 the company announced the completion of a major cost reduction initiative: the consolidation of its two main wafer fab facilities, following the acquisition of the Nortel Networks Optical Components businesses (“NNOC”). The consolidation of the Ottawa wafer fab facility into the company’s Caswell, UK, facility was a large element of the company’s cost reduction plans and the company expects to see the benefits in the fourth quarter 2003, a full quarter ahead of the company’s original estimate of the first quarter 2004.

The company also completed the discontinuation of its investment in the ASOC R&D platform and closed the wafer fab facility in Milton, UK.

Other developments

Jack Kilby has informed the company that he will retire from the board on closing of the proposed acquisition of New Focus. Mr. Kilby joined the board in January 2000.

Nicola Pignati, currently Chairman, President and CEO of New Focus, and Dr. Peter Bordui, currently a New Focus board member, are expected to join the board of Bookham on closing of the proposed New Focus acquisition.

Financial commentary

All US dollar numbers have been translated at £1 = $1.61 for the convenience of the reader.

Third quarter ended September 28, 2003

Revenues: Revenues in the third quarter of 2003 were £23.1 million ($37.1 million), up 10% on second quarter 2003 revenues of £21.0 million, and up 204% from £7.6 million in the third quarter 2002. Revenues grew at both Nortel and Marconi between the second quarter and the third quarter, with growth at Marconi and other customers accounting for the majority of the increase.

Operating loss (before exceptional items) under UK GAAP: The gross loss (loss at the gross margin level) was £0.4 million ($0.6 million), down from £3.2 million in the second quarter 2003 and down from £3.8 million in the third quarter 2002. The gross margin loss has improved to (1.5%) in the third quarter 2003, from (15%) in the second quarter 2003 and (50%) in the third quarter 2002. This improvement was mainly the result of ongoing restructuring action which continues to reduce the company’s fixed manufacturing overheads.

Operating expenses decreased 7% from the second quarter 2003 to the third quarter 2003, driven by reductions in research and development resulting from ceasing of spending on the ASOC product line and other focused reductions in development spending. Within operating expenses, selling, general and administrative expenses remained at the same level as the second quarter 2003, but as a percentage of revenues for the third quarter, fell from 33% to 30% in the same period.

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP): In the third quarter, net exceptional charges were £14.6 million ($23.5 million) under both UK GAAP and US GAAP. These primarily related to one-off severance costs in connection with the completion of the Ottawa wafer fab consolidation and the Milton ASOC closure.

Net loss (including exceptionals for UK GAAP and charges for US GAAP): Net interest for the third quarter was £0.1 million expense compared with £1.9 million (income) in the second quarter 2003. Net interest includes the translation impact on the company’s US$ denominated loan notes. In the second quarter, the company recognised a significant translation gain on long-term debt which did not occur in the third quarter, accounting for most of the change between quarters.

The net loss under UK GAAP for the third quarter was £29.2 million ($47.0 million) and the loss per share was £0.14 ($0.23). Under US GAAP, the net loss for the same period was £28.8 million ($46.3 million) and the loss per share was £0.14 ($0.22).

Cash and cash equivalents: Cash and cash equivalents as of 28 September 2003 were £47.9 million ($77.2 million) compared with £70.8 million as at 29 June 2003.

Cash flow: Cash burn for the third quarter 2003 was £22.9 million ($36.9 million) up 36% on the second quarter 2003 (£16.9 million), reflecting the one-off costs associated with the overhead reductions and restructuring initiatives announced on 30 July 2003.

Nine months ended September 28, 2003

The results for the first nine months of 2002 were prior to the acquisition of NNOC and it is therefore difficult to draw meaningful comparisons with the first nine months of 2003.

Revenues: Revenues for the nine months ended September 28, 2003 were £65.2 million ($104.9 million), up 221% compared with the same period in 2002.

Nortel Networks and Marconi Communications represented 59% and 14% of sales respectively for the nine months ended September 28, 2003.

Operating loss (before exceptional items) under UK GAAP: The gross loss (loss at the gross margin level) was £8.6 million ($13.8 million) for the nine months, down 31% from the same period in 2002. The gross margin loss has improved to (13%) in the nine months from (62%) in the first nine months 2002 primarily as a result of the company’s ongoing cost reduction efforts.

Operating expenses increased 27% compared with the first nine months of 2002 due to the inclusion of the acquired NNOC operations, As a percentage of revenues, however, operating expenses declined to 72% over the first nine months of 2003, compared with 182% for the same period in 2002. Within operating expenses, selling, general and administrative expenses increased by 92% from the first nine months of 2002, reflecting the impact of the increased size of the company and the integration of acquisitions made in 2002 and 2003. Research and development expenses decreased by 5%, as a result of reductions in ASOC related research and development, partially offset by the research and development spending related to the NNOC operations acquired in November 2002,

Restructuring charges (exceptionals for UK GAAP and charges for US GAAP): For the nine months ended 28 September 2003, net exceptional charges were £19.3 million ($31.1 million) under both UK GAAP and US GAAP. These primarily related to overhead reductions, incurred in the third quarter 2003, including plant closures in Ottawa and Milton and other manufacturing consolidations and workforce reductions.

Net loss (including exceptionals for UK GAAP and charges for US GAAP): Net interest for the nine months ended 28 September 2003 was £2.2 million ($3.6 million), down 51% from £4.5 million in the first nine months 2002 due to significantly lower cash balances offset by favourable exchange movements in the US$ denominated loan notes.

The net loss under UK GAAP for the nine months was £72.3 million ($116.4 million) and the loss per share was £0.35 ($0.57). Under US GAAP, the net loss for the same period was £71.0 million ($114.3 million) and the loss per share was £0.34 ($0.56).

Cash and cash equivalents: Cash and cash equivalents as of 28 September 2003 were £47.9 million ($77.2 million) compared with £105.4 million as at December 31, 2002.

Cash flow: Cash burn for the nine months ended September 28, 2003 was £57.5 million ($92.6 million), up 20% on the same period in 2002. While the company’s operating performance improved, restructuring costs in the period had a significant effect.

Outlook

The company anticipates revenues for the fourth quarter 2003 will increase between 3% to 10%, from the third quarter 2003, and be in the range of £24 million to £26 million.

The company estimates that gross margin will improve by between 5 and 10 percentage points in the fourth quarter 2003.

With the completion of the transfer of the Ottawa fab to Caswell and the other actions taken in the last few quarters, the company anticipates cash burn, including restructuring costs but excluding the transaction costs associated with the proposed acquisition of New Focus, to be less than £10 million in the fourth quarter.

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000

Giorgio Anania—President and CEO

Steve Abely—Chief Financial Officer

Sharon Ostaszewska—Director Communications

Financial Dynamics: +44 (0) 20 7831 3113 Sarah Marsland James Melville-Ross Juliet Clarke	FD U.S.: +1 212 850 5600 Deborah Ardern-Jones Tiernan Cavanna

The company will be hosting a conference call to discuss this set of results on Tuesday, October 28, 2003 at 15:00 (GMT), 10:00 (EST). Dial in numbers are as follows:

UK/European participants US participants	+44 (0) 20 7162 0194 +1 888 222 0364

A taped recording will be available approximately 1 hour after the call ends for 30 days. Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459 (access code: 407842)
US participants	+1 334 323 6222 (access code: 407842)

The call can also be accessed on the company’s web site, www.bookham.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs. The company’s optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1700 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, the ability to consummate the proposed transaction with New Focus, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the “Risk Factors” sections of our Annual Report on Form 20-F for the year ended 31 December 2002, as amended. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc

Consolidated Profit and Loss Account—UK GAAP

Third Quarter ended September 28, 2003

	Before(1) Exceptional Items September 28, 2003	Exceptional Items September 28, 2003	After Exceptional Items September 28, 2003	After Exceptional Items September 29, 2002	After Exceptional Items September 28, 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	$’000

Turnover	23,062	—	23,062	7,577	37,130
Cost of sales	(23,419)	(11,064)	(34,483)	(13,148)	(55,518)

Gross Loss	(357)	(11,064)	(11,421)	(5,571)	(18,388)
Administrative expenses

Research and development	(7,136)	(3,897)	(11,033)	(13,969)	(17,763)
Selling, general and other expenses	(6,975)	377	(6,598)	(3,943)	(10,623)

	(14,111)	(3,520)	(17,631)	(17,912)	(28,386)
Other operating (expense)/income	(74)	—	(74)	22	(118)
Operating loss	(14,542)	(14,584)	(29,126)	(23,461)	(46,892)
Interest, net	(74)	—	(74)	1,449	(119)
Loss on ordinary activities before taxation	(14,616)	(14,584)	(29,200)	(22,012)	(47,011)
Tax on loss on ordinary activities	(24)	—	(24)	—	(39)
Loss for the financial period	(14,640)	(14,584)	(29,224)	(22,012)	(47,050)
Loss per ordinary share (basic and diluted)	£(0.07)	£(0.07)	£(0.14)	£(0.15)	$(0.23)
Weighted average ordinary shares and ADSs outstanding (‘000’)	207,899	207,899	207,899	143,725	207,899

(1)           Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company’s past acquisitions and restructuring activity and gives investors insight into the profitability of the company’s operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc

Statement of Total Recognised Gains and Losses

Third Quarter ended September 28, 2003

	Q3 2003	Q3 2002
	Unaudited	Unaudited
	£’000	£’000

Loss for the quarter	(29,224)	(22,012)
Exchange difference on translation of subsidiaries	115	(33)
Total losses recognised in the quarter	(29,109)	(22,045)

Bookham Technology plc

Consolidated Profit and Loss Account—UK GAAP

Nine Months ended September 28, 2003

	Before(1) Exceptional Items September 28, 2003	Exceptional Items September 28, 2003	After Exceptional Items September 28, 2003	After Exceptional Items September 29, 2002	After Exceptional Items September 28, 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	$ ‘000

Turnover	65,150	—	65,150	20,279	104,892
Cost of sales	(73,728)	(14,347)	(88,075)	(35,343)	(141,801)
Gross Loss	(8,578)	(14,347)	(22,925)	(15,064)	(36,909)
Administrative expenses

Research and development	(23,593)	(4,872)	(28,465)	(32,434)	(45,829)
Selling, general and other expenses	(23,092)	(105)	(23,197)	(12,339)	(37,347)

	(46,685)	(4,977)	(51,662)	(44,773)	(83,176)
Other operating income	41	—	41	103	66

Operating loss	(55,222)	(19,324)	(74,546)	(59,734)	(120,019)
Interest, net	2,241	—	2,241	4,541	3,608
Loss on ordinary activities before taxation	(52,981)	(19,324)	(72,305)	(55,193)	(116,411)
Tax on loss on ordinary activities	(24)	—	(24)	—	(39)
Loss for the financial period	(53,005)	(19,324)	(72,329)	(55,193)	(116,450)
Loss per ordinary share (basic and diluted)	£(0.26)	£(0.09)	£(0.35)	£(0.39)	$(0.57)
Weighted average ordinary shares and ADSs outstanding (‘000’)	205,937	205,937	205,937	141,977	205,937

(1)           Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company’s past acquisitions and restructuring activity and gives investors insight into the profitability of the company’s operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc

Statement of Total Recognised Gains and Losses

Nine months ended September 28, 2003

	Nine months to September 28, 2003	Nine months to September 29, 2002
	Unaudited	Unaudited
	£’000	£’000

Loss for the nine months	(72,329)	(55,193)
Exchange difference on translation of subsidiaries	203	(79)
Total losses recognised in the nine months	(72,126)	(55,272)

Bookham Technology plc

Consolidated Balance Sheet—UK GAAP

	September 28, 2003	December 31, 2002	September 29, 2002
	Unaudited	Audited	Unaudited
	£’000	£’000	£’000

Intangible fixed assets	40,085	42,553	1,155
Tangible fixed assets	55,600	51,442	43,176
Investments	15	—	—
	95,700	93,995	44,331
Stocks	13,725	23,679	3,308
Debtors	20,803	21,405	9,620
Cash at bank and in hand	47,929	105,418	137,011
	82,457	150,502	149,939
Creditors: amounts falling due within one year	(32,779)	(29,302)	(22,558)
Net current assets	49,678	121,200	127,381
Total assets less current liabilities	145,378	215,195	171,712
Creditors: amounts falling due after more than one year	(30,381)	(31,329)	—
Provisions for liabilities and charges	(3,756)	(3,428)	(79)
Net assets	111,241	180,438	171,633

Capital and reserves
Called up capital	694	683	479
Share premium account	406,406	404,187	356,762
Other reserves	11,439	10,740	3,520
Profit and loss account	(307,298)	(235,172)	(189,128)
Equity shareholders’ funds	111,241	180,438	171,633

Bookham Technology plc

Consolidated Cash Flow Statement for the

Third Quarter and Nine Months ended September 28, 2003—UK GAAP

	Quarter ended		Nine months ended		Year ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002	December 31, 2002
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	£’000	£’000	£’000	£’000	£’000

Net cash outflow from operating activities	(20,382)	(12,283)	(47,738)	(43,474)	(61,684)
Returns on investments and servicing of finance	(68)	1,449	385	4,541	5,342
Taxation	(24)	—	(24)	—	—
Capital expenditure and financial investment	(2,540)	(985)	(10,249)	(7,449)	(10,153)
Acquisitions and disposals	74	80	74	(744)	(12,129)
Financing	58	(141)	63	(678)	(772)
(Decrease) in cash	(22,882)	(11,880)	(57,489)	(47,804)	(79,396)

Bookham Technology plc

Consolidated Statement of Operations—US GAAP

Third Quarter ended September 28, 2003

	Before Charges September 28, 2003	Charges September 28, 2003	After Charges September 28, 2003	After Charges September 29, 2002	After Charges September 28, 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	$’000

Net revenues	23,062	—	23,062	7,577	37,130
Cost of net revenues	(23,419)	(6,132)	(29,551)	(11,729)	(47,577)
Gross loss	(357)	(6,132)	(6,489)	(4,152)	(10,447)
Operating expenses
Research and development	(7,136)	(1,350)	(8,486)	(7,584)	(13,662)
Selling, general and administrative	(6,005)	(613)	(6,618)	(3,561)	(10,655)
Impairment loss	—	(2,380)	(2,380)	(41)	(3,832)
Closure costs	—	(4,109)	(4,109)	(7,763)	(6,615)

Total operating expenses	(13,141)	(8,452)	(21,593)	(18,949)	(34,764)
Operating loss	(13,498)	(14,584)	(28,082)	(23,101)	(45,211)
Other income/(expense)	(645)	—	(645)	1,089	(1,038)
Loss before income taxes	(14,143)	(14,584)	(28,727)	(22,012)	(46,249)
Provision for income taxes	(24)	—	(24)	—	(39)
Net loss	(14,167)	(14,584)	(28,751)	(22,012)	(46,288)

Net loss per ordinary share and ADS (basic and diluted)	£(0.07)	£(0.07)	£(0.14)	£(0.15)	$(0.22)
Weighted average ordinary shares and ADSs outstanding (‘000’)	207,899	207,899	207,899	143,725	207,899

(1)           Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company’s past acquisitions and restructuring activities and gives investors insight into the profitability of the company’s operating business. Management believes that presenting financial measures exclusive of helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company. Charges in the “cost of net revenues”, “selling, general and administrative” and “Research and development” classifications relate largely to staff severance and retention costs in connection with the previously announced Milton ASOC downsizing programmes. Impairment charges relate to ASOC capital equipment at the Milton site.

Bookham Technology plc

Consolidated Statement of Operations—US GAAP

Nine months ended September 28, 2003

	Before Charges September 28, 2003	Charges September 28, 2003	After Charges September 28, 2003	After Charges September 29, 2002	After Charges September 28, 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	$’000

Net revenues	65,150	—	65,150	20,279	104,892
Cost of net revenues	(73,728)	(8,877)	(82,605)	(33,262)	(132,994)
Gross loss	(8,578)	(8,877)	(17,455)	(12,983)	(28,102)
Operating expenses
Research and development	(23,593)	(2,268)	(25,861)	(25,662)	(41,636)
Selling, general and administrative	(20,558)	(1,042)	(21,600)	(11,783)	(34,776)
Impairment loss	—	(3,162)	(3,162)	(1,090)	(5,091)
IPR&D	—	—	—	(4,197)	—
Closure costs	—	(3,975)	(3,975)	(7,763)	(6,400)
Total operating expenses	(44,151)	(10,447)	(54,598)	(50,495)	(87,903)
Operating loss	(52,729)	(19,324)	(72,053)	(63,478)	(116,005)
Other income (expense)	1,066	—	1,066	4,088	1,716
Loss before income taxes	(51,663)	(19,324)	(70,987)	(59,390)	(114,289)
Provision for income taxes	(24)	—	(24)	—	(39)
Net loss	(51,687)	(19,324)	(71,011)	(59,390)	(114,328)
Net loss per ordinary share and ADS (basic and diluted)	£(0.25)	£(0.09)	£(0.34)	£(0.42)	$(0.56)
Weighted average ordinary shares and ADSs outstanding (‘000’)	205,937	205,937	205,937	141,977	205,937

(1)           Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company’s past acquisitions and restructuring activities and gives investors insight into the profitability of the company’s operating business. Management believes that presenting financial measures exclusive of charges helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company. Charges in the “cost of net revenues”, “selling, general and administrative” and “Research and development” classifications relate largely to staff severance and retention costs in connection with the previously announced Milton ASOC downsizing programmes. Impairment charges relate to ASOC capital equipment at the Milton site.

Bookham Technology plc

Consolidated Balance Sheet—US GAAP

	September 28, 2003	December 31, 2002	September 29, 2002	September 28, 2003
	Unaudited	Audited	Unaudited	Unaudited
	£’000	£’000	£’000	$’000

Assets
Current Assets:
Cash and cash equivalents	47,929	105,418	137,011	77,166
Accounts receivable	16,492	17,781	6,923	26,552
Inventories	13,725	23,679	3,308	22,097
Prepaid expenses and other current assets	4,311	3,624	2,697	6,941
Total current assets	82,457	150,502	149,939	132,756
Intangible assets	24,126	26,423	6,366	38,843
Property and equipment	46,104	41,470	37,965	74,227
Other assets	15	—	—	24
	152,702	218,395	194,270	245,850

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other accrued expenses	32,779	29,302	22,558	52,774
Total current liabilities	32,779	29,302	22,558	52,774
Long-term obligations	34,058	34,678	—	54,833
Shareholders’ equity	85,865	154,415	171,712	138,243
	152,702	218,395	194,270	245,850

Summary of significant differences between accounting principles generally accepted in the UK (UK GAAP) and United States generally accepted accounting principles (US GAAP).

The principal differences between the Company’s accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham Technology’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended. The following tables provide a reconciliation of the loss for the financial period and equity shareholders’ funds prepared under UK GAAP to equivalent information prepared under US GAAP.

UK/US GAAP Reconciliation—Profit and Loss Account

	Quarter ended		Nine months ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000

Loss for the financial period under UK GAAP	(29,224)	(22,012)	(72,329)	(55,193)
US GAAP Adjustments:
Decrease amortisation of goodwill	903	—	2,671	—
Additional amortisation of intangible assets	(1,866)	—	(3,314)	—
Decrease depreciation of tangible assets	1,436	—	1,961	—
In-process research and development	—	—	—	(4,197)
Net loss as adjusted to accord with US GAAP	(28,751)	(22,012)	(71,011)	(59,390)

UK/US GAAP Reconciliation—Balance Sheet

	September 28, 2003	December 31, 2002
	Unaudited	Audited
	£’000	£’000

Equity shareholders’ funds under UK GAAP	111,241	180,438
US GAAP Adjustments:
Goodwill
Cost	(35,743)	(35,352)
Amortisation	3,113	442
Net	(32,630)	(34,910)
Intangible assets
Cost	20,666	19,460
Amortisation	(3,995)	(680)
Net	16,671	18,780
Tangible assets
Cost	(61,878)	(60,598)
Depreciation	52,382	50,626
Net	(9,496)	(9,972)
Provision for liabilities and charges
National Insurance on Stock Options	79	79
Equity shareholders’ funds under US GAAP	85,865	154,415

Basis of preparation

The third quarter results of Bookham have been prepared on the basis of the accounting policies set out in Bookham’s 2002 statutory accounts, and Bookham’s Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the US Securities and Exchange Commission, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology’s results and financial position as of and for those periods.

The Company will finalise its assessment of the fair values of assets acquired with NNOC in the fourth quarter 2003. Sales of inventories have been ahead of initial expectations and consequently the Company expects to increase the fair value of inventory acquired and reduce the fair values of intangible and tangible assets.

The financial information contained in this announcement for the year ended 31 December 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended 31 December 2002, which have been disclosed to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.”

SECTION C

FINANCIAL INFORMATION ON NEW FOCUS FOR THE

THREE YEARS ENDED 29 DECEMBER 2002

The financial information for each of the three years in the period ended 29 December 2002 relating to New Focus has been extracted, without material adjustment, from the audited annual reports filed on Form 10-K with the SEC for each of the three years ended 29 December 2002. Ernst & Young LLP have issued independent auditor’s reports in connection with New Focus’ consolidated financial statements for each of the three years in the period ended 29 December 2002 that are required to be included in the annual report on Form 10-K pursuant to Section13 or 15(d) of the Securities Exchange Act of 1934. Each such report was unqualified. Copies of the annual report on Form 10-K for each of the three years ended 29 December 2002 have been filed with the SEC. A reconciliation of New Focus’ financial information to conform with Bookham’s accounting policies is shown in Section E of Part V of this document.

NEW FOCUS, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts)

	December 31, 2000	December 30, 2001	December 29, 2002

ASSETS
Current Assets:
Cash and cash equivalents	$363,375	$78,664	$178,430
Short-term investments	122,118	215,991	100,928
Trade accounts receivable, less allowances of $552 in 2002, $1,848 in 2001 and $1,390 in 2000	13,835	5,025	3,048
Inventories:
Raw materials	15,218	4,328	1,597
Work in progress	10,226	1,653	356
Finished goods	4,941	3,259	1,169
Total inventories	30,385	9,240	3,122
Prepaid expenses and other current assets	4,805	8,857	3,480
Total current assets	534,518	317,777	289,008
Property, plant and equipment:
Land and building	13,214	24,605	—
Asset held for sale	—	—	15,675
Manufacturing and development equipment	26,304	49,880	7,727
Computer software and equipment	5,205	7,810	4,303
Office equipment	1,782	4,279	984
Leasehold improvements	3,857	15,772	1,903
Construction in progress	11,033	3,053	—
	61,395	105,399	30,592
Less allowances for depreciation and amortization	(6,651)	(17,333)	(7,525)
Net property, plant and equipment	54,744	88,066	23,067
Intangible assets, net of accumulated amortization and impairment of $1,365 in 2002, $13,700 in 2001 and $200 in 2000	577	12,294	1,394
Other assets	11,105	11,587	3,895
Total assets	$600,944	$429,724	$317,364

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,556	$2,438	$1,522
Accrued compensation and related benefits	5,111	5,710	4,252
Other accrued expenses	5,244	5,111	3,201
Restructuring accrual	—	4,736	6,534
Deferred revenue and research and development funding	343	1,775	—
Current portion of long-term debt	281	109	—
Total current liabilities	32,535	19,879	15,509
Restructuring accrual—long term	—	220	14,854
Long-term debt, less current portion	111	7	—
Deferred rent	1,188	1,508	447
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value: Authorized shares—10,000,000 Issued and outstanding—none	—	—	—
Common stock, $0.001 par value: Authorized shares—250,000,000 Issued and outstanding—68,297,798 in 2002, 75,980,323 in 2001 and 64,370,100 in 2000	64	76	68
Additional paid-in capital	652,184	977,541	941,505
Notes receivable from stockholders	(7,281)	(5,815)	(1,401)
Deferred compensation	(26,453)	(18,220)	(2,546)
Accumulated other comprehensive income	80	1,436	647
Accumulated deficit	(51,484)	(546,908)	(651,719)
Total stockholders’ equity	567,110	408,110	286,554
Total liabilities and stockholders’ equity	$600,944	$429,724	$317,364

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Net revenues	$80,358	$92,639	$33,388
Cost of net revenues	64,346	112,004	43,627
Gross profit (loss)	16,012	(19,365)	(10,239)
Operating Expenses:
Research and development	27,165	50,762	22,171
Less funding received from research and development contracts	(774)	(1,938)	(1,693)
Net research and development	26,391	48,824	20,478
Sales and marketing	5,880	10,191	8,227
General and administrative	9,813	20,855	14,561
Amortization of goodwill and other intangibles	—	54,459	3,014
Impairment of goodwill and other intangibles	—	289,308	7,692
In-process research and development	—	13,400	—
Restructuring and other charges	—	17,770	72,233
Amortization of deferred compensation	23,747	58,132	8,012
Total operating expenses	65,831	512,939	134,217
Operating loss	(49,819)	(532,304)	(144,456)
Interest income	13,952	17,176	8,350
Interest expense	(193)	(40)	—
Other income (expense), net	92	(256)	31,995
Loss before provision (benefit) for income taxes	(35,968)	(515,424)	(104,111)
Provision (benefit) for income taxes	6	(20,000)	700
Net loss	$(35,974)	$(495,424)	$(104,811)

Basic and diluted net loss per share	$(0.92)	$(6.78)	$(1.40)

Shares used to compute basic and diluted net loss per share	38,914	73,045	75,105

(1)           Excluding $78, $8,580 and $4,206 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

(2)           Excluding $6,787, $39,500 and $6,713 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

(3)           Excluding $136, $3,325 and $1,580 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

(4)           Excluding $1,011, $6,727 and $11,248 in amortization of deferred stock compensation for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

See notes to consolidated financial statements.

NEW FOCUS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Additional Paid-In Capital	Notes Receivable From Stockholders	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total

	Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
	(in thousands, except share amounts)

Balance at December 31, 1999	41,939,144	$42	2,578,824	$2	$51,168	$—	$(689)	$—	$(15,510)	$35,013
Issuance of common stock from exercise of options and warrants	—	—	10,439,992	10	8,787	(7,690)	—	—	—	1,107
Issuance of stock in connection with business acquisition	—	—	116,000	—	1,508	—	(1,300)	—	—	208
Issuance of warrants for facility lease	—	—	—	—	279	—	—	—	—	279
Repurchase of common stock	—	—	(500,000)	—	(312)	312	—	—	—	—
Issuance of preferred stock from exercise of warrants	121,140	—	—	—	145	—	—	—	—	145
Conversion of preferred stock into common stock	(42,060,284)	(42)	42,060,284	42	—	—	—	—	—	—
Issuance of common stock	—	—	9,675,000	10	542,398	—	—	—	—	542,408
Deferred compensation	—	—	—	—	48,211	—	(48,211)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	23,747	—	—	23,747
Payments on notes receivable	—	—	—	—	—	97	—	—	—	97
Net loss	—	—	—	—	—	—	—	—	(35,974)	(35,974)
Unrealised gain on marketable equity securities	—	—	—	—	—	—	—	80	—	80
Total comprehensive loss										(35,894)
Balance at December 31, 2000	—	—	64,370,100	64	652,184	(7,281)	(26,453)	80	(51,484)	567,110
Issuance of stock in connection with JCA business acquisition	—	—	10,033,556	10	281,651	—	(56,031)	—	—	225,630
Issuance of stock in connection with Globe Y business acquisition	—	—	1,055,264	1	46,761	—	(2,338)	—	—	44,424
Issuance of common stock from exercise of options	—	—	583,149	1	757	—	—	—	—	758
Payments of notes receivable	—	—	—	—	—	658	—	—	—	658
Repurchase of common stock	—	—	(525,667)	(1)	(807)	808	—	—	—	—
Issuance of stock in connection with employee stock purchase plan	—	—	463,921	1	3,929	—	—	—	—	3,930
Deferred compensation adjustment on terminated employees	—	—	—	—	(8,470)	—	8,470	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	58,132	—	—	58,132
Other compensation charges	—	—	—	—	1,536	—	—	—	—	1,536
Net loss	—	—	—	—	—	—	—	—	(495,424)	(495,424)
Unrealised gain on marketable equity securities	—	—	—	—	—	—	—	1,356	—	1,356
Total comprehensive loss										(494,068)
Balance at December 30, 2001	—	—	75,980,323	76	977,541	(5,815)	(18,220)	1,436	(546,908)	408,110
Issuance of common stock from exercise of options	—	—	369,065	—	236	—	—	—	—	236
Repurchase of common stock from employees	—	—	(16,896)	—	(248)	—	—	—	—	(248)
Payments of notes receivable	—	—	—	—	—	2,527	—	—	—	2,527
Cancellation of notes receivable in exchange for unvested shares	—	—	(328,467)	—	(1,887)	1,887	—	—	—	—
Repurchase of common stock in open market	—	—	(8,248,387)	(8)	(28,666)	—	—	—	—	(28,674)
Issuance of stock in connection with employee stock purchase plan	—	—	742,487	—	2,136	—	—	—	—	2,136
Deferred compensation adjustment on terminated employees	—	—	—	—	(7,662)	—	7,662	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	8,012	—	—	8,012
Other compensation charges	—	—	—	—	55	—	—	—	—	55
Cancellation of restricted stock	—	—	(200,327)	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(104,811)	(104,811)
Unrealised loss on marketable equity securities	—	—	—	—	—	—	—	(789)	—	(789)
Total comprehensive loss										(105,600)
Balance at December 29, 2002	—	$—	68,297,798	$68	$941,505	$(1,401)	$(2,546)	$647	$(651,719)	286,554

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Operating activities
Net loss	$(35,974)	$(495,424)	$(104,811)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,918	13,393	8,557
Restructuring and impairment charges	—	9,494	48,889
Amortization of goodwill and other intangibles	144	54,639	3,014
Impairment of goodwill and other intangibles	—	289,308	7,692
Acquired in-process research and development	—	13,400	—
Amortization of deferred compensation	23,747	58,132	8,012
Deferred rent	441	320	118
Loss on disposal of assets	—	91	359
Compensation charge	—	—	55
Loss on investment	—	3,300	4,726
Provision (benefit) for income taxes	—	(20,000)	700
Gain from sale of assets related to divestiture	—	—	(41,283)
Changes in operating assets and liabilities:
Accounts receivable	(10,733)	13,270	1,977
Inventories	(24,168)	24,092	5,006
Prepaid expenses and other current assets	(4,441)	(3,924)	5,377
Accounts payable	15,898	(21,277)	(916)
Accrued expenses	7,815	(2,298)	(5,600)
Accrued restructuring	—	4,956	16,432
Deferred research and development funding	93	1,432	(1,775)
Net cash used in operating activities	(23,260)	(57,096)	(43,471)
Investing activities
Purchase of available-for-sale investments	(122,038)	(300,738)	(131,556)
Proceeds from sales and maturities of investments	—	208,221	250,454
Acquisition of businesses and related expenses, net of cash acquired	—	(81,693)	—
Acquisition of property, plant and equipment	(51,767)	(52,501)	(1,264)
Proceeds from sale of property, plant and equipment	—	729	4,245
Proceeds from sale of assets related to divestiture	—	—	45,000
(Increase) decrease in investments and other assets	(11,132)	(3,769)	497
Net cash provided by (used in) investing activities	(184,937)	(229,751)	167,376
Financing activities
Payments on equipment loan	(252)	(276)	(116)
Proceeds from issuance of common stock, net of repurchase	543,660	1,754	2,124
Repurchase of common stock in open market	—	—	(28,674)
Proceeds from payment of notes receivable with shareholders	97	658	2,527
Net cash provided by (used in) financing activities	543,505	2,136	(24,139)
Increase (decrease) in cash and cash equivalents	335,308	(284,711)	99,766
Cash and cash equivalents at beginning of period	28,067	363,375	78,664
Cash and cash equivalents at end of period	$363,375	$78,664	$178,430

Supplemental disclosures of cash flow information
Cash paid for interest	$194	$37	$—
Supplemental disclosure of noncash financing and investing activities
Warrant issued to long-term creditor/lessor	$279	$—	$—
Stock issued in business acquisitions	$208	$328,423	$—
Exchange of note receivable for Finisar Corporation common stock	$—	$—	$6,750
Cancellation of notes receivable in exchange for unvested shares	$—	$—	$1,887

See notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1.    Summary of Significant Accounting Policies

Description of Business

New Focus, Inc. (the Company) was incorporated in California on April 17, 1990 and reincorporated in Delaware on May 8, 2000. The Company develops and manufactures photonics and microwave solutions for both commercial and research applications. The Company’s product portfolio includes advanced photonics tools, tunable lasers for test and measurement applications, and high-speed radio-frequency (RF) products.

Basis of Presentation

The consolidated financial statements include the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The Company maintains a fifty-two/fifty-three week fiscal year cycle ending on the Sunday closest to December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the allowances for doubtful accounts and warranty-related product returns; inventory write-downs and warranty accrual; the useful lives of fixed assets; impairment charges on long-lived assets, goodwill and other intangible assets; losses on facility leases and other charges; and accrued liabilities and other reserves. Actual results could differ from these estimates and such differences may be material to the financial statements.

Cash Equivalents and Short-term Investments

The Company considers all liquid investment securities with an original maturity date of three months or less to be cash equivalents, and all investment securities with original maturities of more than three months but less than one year to be short-term investments. The Company’s short-term investments consist primarily of debt securities such as commercial paper, corporate bonds and notes and asset-backed securities. All cash equivalents and short-term investments are classified as available-for-sale. Unrealised holding gains and losses are included in Accumulated Other Comprehensive Income in the accompanying balance sheets. Realised gains and losses are included in other income (expense), net in the statement of operations, and the cost of securities sold is based on the specific identification method.

Inventories

Inventories are stated at the lower of cost (determined using the first in, first out method) or market (estimated net realizable value). The Company plans production based on orders received and forecasted demand and maintains a stock of certain of its catalog-based photonics tools products. The Company must order components and build inventories in advance of product shipments. These estimates are dependent on the Company’s assessment of current and expected orders from its customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment. As the Company’s markets are volatile, and are subject to technological risks and price changes as well as inventory reduction programs by the Company’s customers, there is a risk that the Company will forecast incorrectly and produce excess inventories of particular products. Actual demand will likely differ from forecasts, and such a difference may have a material adverse effect on actual results of operations. In 2002 and 2001, the Company incurred charges related to excess inventory write-downs and related order cancellation fees of $1.6 million and $36.6 million, respectively, due to the severe downturn in the telecommunications industry and the Company’s decision to divest of its passive components product line. The excess inventory write-down and related order cancellation fees were calculated in accordance with the Company’s policy, which is based on inventory levels in excess of estimated six-month demand for each specific product. There were no significant write-downs of inventories or related charges during the year ended December 31, 2000.

Fixed Assets

The Company records its property and equipment at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years for equipment and twenty years for buildings. Amortization is computed on leasehold improvements using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

Asset Held For Sale

As a result of difficult conditions within the telecommunications industry, the Company ceased operations at its China manufacturing facility in 2002. Accordingly, this facility is classified as an asset held for sale at December 29, 2002. In conjunction with the ceasing of operations in China, the facility was written down to its estimated net realizable value of $15,675,000. Restructuring and impairment charges in 2002 included $9,678,000 for the write-down of the facility. The Company estimated the net realizable value of its facility in Shenzhen, China based on consultation with real estate brokers located in Shenzhen, China. The Company believes the facility will be sold in fiscal year 2003.

Goodwill and Other Intangible Assets

Intangible assets represent purchased intangible assets and the excess acquisition cost over the fair value of tangible and identified intangible net assets of businesses acquired (goodwill). Purchased intangible assets include developed technology, trademarks and trade names, assembled workforces and customer bases. Intangible assets are being amortised using the straight-line method over estimated useful lives of two to four years.

Goodwill, other intangible assets and other long-lived assets are generally evaluated on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that such assets are impaired or the estimated useful lives are no longer appropriate. Periodically, the Company reviews its goodwill, other intangible assets and other long-lived assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. At December 29, 2002 and December 30, 2001, there was no remaining goodwill balance.

Other Assets

Other assets consist primarily of deposits, notes receivable from a former officer (see Note 14—Related Party Transaction), and equity investments.

Advertising Expenses

The cost of advertising is expensed as incurred. The Company’s advertising costs for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 were approximately $530,000, $838,000 and $611,000.

Revenue Recognition

The Company recognizes revenue at the time of title transfer, with provisions established for estimated product returns and allowances. Revenue on the shipment of evaluation units is deferred until customer acceptance. The Company provides for the estimated cost to repair products under warranty at the time of sale. Warranty claims have not been material to date.

Research and Development

Company-sponsored research and development costs as well as costs related to research and development contracts are expensed as incurred. Total expenditures for research and development in the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 were $22,171,000, $50,762,000 and $27,165,000, respectively. Funding earned under the contractual terms of research and development contracts is netted against research and development costs, which were $1,693,000, $1,938,000 and $774,000 for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively. The funding relates to various arrangements whereby the Company is reimbursed for substantially all of its costs incurred under the related project.

Stock-Based Compensation

The Company has employee stock plans that are described more fully in Note 7—Stockholders’ Equity. The Company has elected to account for its employee stock plans in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting For Stock Issued to Employees (APB 25). The following table illustrates the effect on net loss and loss per share had compensation expense for the Company’s stock-based award plans been determined based upon the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting For Stock Issued to Employees (FAS 123). For purposes of FAS 123 pro forma disclosures, the estimated fair value of the stock options (including shares issued under the employee stock purchase plans, collectively the “options”) is amortised to expense over the options’ vesting period (in thousands, except per share amounts):

	Year Ended
	December 29, 2002	December 30, 2001	December 31, 2000

Net loss as reported	$(104,811)	$(495,424)	$(35,974)
Add: Stock-based employee compensation expense included in reported net loss	8,012	13,292	23,747
Less: Total stock-based employee compensation expense under fair value based method for all awards	(11,273)	(8,941)	(11,784)

Pro forma net loss	$(108,072)	$(491,073)	$(24,011)

Basic and diluted net loss per share-as reported	$(1.40)	$(6.78)	$(0.92)

Basic and diluted net loss per share-pro forma	$(1.44)	$(6.72)	$(0.62)

Excluded from total stock-based employee compensation expense above for the year ended December 30, 2001 is compensation expense associated with restricted shares issued in connection with the Company’s acquisitions of JCA and Globe Y. See Note 7 Stockholders’ Equity for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options.

Comprehensive Income (loss)

For the years ended December 29, 2002, December 30, 2001 and December 31, 2000, the Company’s comprehensive loss is comprised of its net loss and unrealised holding gains (losses) on marketable equity securities and short-term investments.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for impairment or disposal of long-lived assets and was effective January 1, 2002. FAS 144 supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions relating to the disposal of segments of a business under Accounting Principles Board Opinion No. 30. The adoption of FAS 144 did not have a material effect on the Company’s financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). FAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities, and supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring (EITF 94-3). FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. In addition, FAS No. 146 establishes that fair value is the objective for initial measurement of the liability. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The effect of adoption of FAS 146 is dependent on the Company’s activities subsequent to adoption.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requirements for its financial statements included in this Form 10-K. The Company is currently evaluating the effects of FIN 45, however it does not expect that the adoption of FIN 45 will have a material effect on the Company’s financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (FAS 148). FAS 148 amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions for this Form 10-K. The Company will continue to account for stock-based compensation under the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees(APB 25), using the “intrinsic value” method. Accordingly, the adoption of FAS 148 is not anticipated to have a material effect on the Company’s financial position or results of operations.

2.    Concentration of Revenues and Credit and Other Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risks consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash equivalents and short-term investments in high-credit quality financial institutions and limits the amount of credit exposure to any one entity. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet.

The Company sells its products to customers in the semiconductor, industrial, biomedical, defense and telecommunications industries, as well as commercial, academic and governmental research institutions that engage in advanced research and development activities. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides reserves for potential credit losses, and such losses have been within management’s expectations.

No customer accounted for more than 10% of net revenues for the year ended December 29, 2002. For the year ended December 30, 2001, Agilent Technologies and Alcatel S.A. accounted for 13.4% and 11.3% of net revenues, respectively. For the year ended December 31, 2000, Corvis Corporation, Agilent Technologies and Corning Incorporated accounted for 17.6%, 14.4% and 10.6% of net revenues, respectively.

3.    Fair Value of Financial Instruments

The cost and estimated fair value of the Company’s cash equivalents and short-term investments at December 29, 2002, December 30, 2001 and December 30, 2000 were as follows (in thousands):

December 30, 2000	Cost	Unrealised Gains	Unrealised Losses	Market Value

Money market fund	$251,169	$—	$—	$251,169
Commercial paper	45,914	5	(21)	45,898
Corporate bonds and notes	61,316	136	(88)	61,364
Euro dollar bonds	29,611	36	(3)	29,644
Asset-Backed securities	23,403	18	(3)	23,418
Floating rate securities	74,000	—	—	74,000

	$485,413	$195	$(115)	$485,493

Reported as:
Cash and cash equivalents	$363,396	$4	$(25)	$363,375
Short-term investments	122,017	191	(90)	122,118
	$485,413	$195	$(115)	$485,493

December 30, 2001	Cost	Unrealised Gains	Unrealised Losses	Market Value

Money market fund	$78,664	$—	$—	$78,664
Municipal bonds	1,030	3	—	1,033
Corporate bonds and notes	41,377	679	(36)	42,020
Euro dollar bonds	5,666	57	—	5,723
Federal agency securities	151,482	961	(228)	152,215
Floating rate securities	15,000	—	—	15,000

	$293,219	$1,700	$(264)	$294,655

Reported as:
Cash and cash equivalents	$78,664	$—	$—	$78,664
Short-term investments	214,555	1,700	(264)	215,991

	$293,219	$1,700	$(264)	$294,655

December 29, 2002	Cost	Unrealised Gains	Unrealised Losses	Market Value

Money market fund	$178,430	$—	$—	$178,430
Corporate bonds and notes	10,011	42	—	10,053
Federal agency securities	90,270	605	—	90,875

	$278,711	$647	$—	$279,358

Reported as:
Cash and cash equivalents	$178,430	$—	$—	$178,430
Short-term investments	100,281	647	—	100,928

	$278,711	$647	$—	$279,358

Net losses realised on the sales of short-term investments during the years ended December 29, 2002 and December 30, 2001 were $2,475,000 (of which $2,126,000 related to the sale of Finisar Corporation common stock) and $280,000, respectively. Gains and losses realised on the sale of short-term investments during the year ended December 31, 2000 were immaterial. Net unrealised holding gains of $647,000 and $1,436,000 on cash equivalents and short-term investments were included in Accumulated Other Comprehensive Income in the accompanying balance sheet for the years ended December 29, 2002 and December 30, 2001, respectively.

4.    Debt

Equipment Loan Payable

On February 9, 1999, the Company entered into an agreement for an equipment loan facility for a maximum of $2,000,000, under which the right to borrow expired on December 31, 1999. The loan facility charges interest at 8.4% per annum and has a termination payment for 10% of the original principal amount. Certain equipment of the Company secures the loan facility. The Company had borrowed $800,000 under this loan facility of which $102,000 and $367,000 were outstanding at December 30, 2001 and December 31, 2000, respectively. This loan facility was fully paid off in 2002.

5.    Commitments and Contingencies

Operating Leases and Restructuring Commitments

As of December 29, 2002, the Company’s principal commitments consisted of obligations outstanding under its restructuring activities (See Note 12—Restructuring Charges), and facility operating leases.

The Company leases its facilities under non-cancelable operating lease agreements that expire at various dates from fiscal year 2004 through fiscal year 2011. The Company’s headquarters facility, which houses manufacturing, research and development and administration, is leased through 2007. Net rent expense for these leases aggregated $4,535,000, $7,333,000 and $3,082,000 for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

Under the terms of a May 2000 facility lease agreement, the Company has provided an irrevocable letter of credit for $4,000,000 as collateral for the performance of the Company’s obligations under the lease.

The Company’s future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

For Fiscal Year End

2003	$5,416
2004	6,108
2005	6,038
2006	6,362
2007	4,138
Thereafter	3,973
Total	$32,035

Included in future minimum lease payments above is approximately $27.9 million related to unoccupied facilities as a result of the Company’s restructuring activities. As of December 29, 2002, the aggregate future minimum sublease income to be received under non-cancelable subleases totaled approximately $1.9 million.

Litigation

On February 13, 2002, a lawsuit was filed purportedly on behalf of both Howard Yue and Globe Y Technology, a company acquired by New Focus, in Alameda County Superior Court. The action was subsequently transferred to Santa Clara County Superior Court. The action was captioned Globe Y Technology, Inc. v. New Focus, Inc. et al., and asserted claims against the Company and several of its officers and directors. The original complaint alleged eight causes of action, including fraud and deceit by active concealment, fraud and deceit based upon omissions of material facts, negligent misrepresentation, and breach of contract. The claims stemmed from the acquisition of Globe Y Technology, Inc. by the Company completed February 15, 2001. The complaint sought unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. On September 10, 2002, the Santa Clara County Superior Court entered an order dismissing without prejudice the claims against the Company and its officers and directors. On November 15, 2002 Howard Yue filed an amended complaint on behalf of himself. Globe Y Technology, Inc. is not named as a plaintiff in the amended complaint. The amended complaint is captioned Howard Yue v. New Focus, Inc., et al. and asserts claims against the Company and several of its officers and directors. The amended complaint alleges eight causes of action similar to those alleged in the original complaint. As with the original complaint, the claims asserted in the amended complaint stem from the acquisition of Globe Y Technology, Inc. by the Company completed February 15, 2001. The amended complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. On March 11, 2003, the court granted the Company’s motion to dismiss several causes of action in the amended complaint for failure to state a claim. The court, however, gave the plaintiff thirty days to amend his causes of action. Discovery in this matter is ongoing.

On July 20, 2001, Photonetics, Inc. and Photonetics, S.A. filed a complaint against the Company for patent infringement in the United States District Court for the District of Delaware. Photonetics, Inc. and Photonetics, S.A. claimed that the Company infringed U.S. Patent No. 5,594,744 and sought preliminary and injunctive relief and damages. Photonetics, Inc. and Photonetics, S.A. alleged that the Company’s infringement was willful and sought enhanced damages and attorneys’ fees. The Company filed its answer and counterclaims on September 10, 2001. In the answer, the Company denied infringement of U.S. Patent No. 5,594,744 and asserted that the patent was invalid and unenforceable. In a declaratory judgment counterclaim, the Company claimed that U.S. Patent No. 5,594,744 is invalid, unenforceable and not infringed. The Company also counterclaimed for patent infringement of U.S. Patent Nos. 5,995,521 and 5,319,668 and sought preliminary and injunctive relief and damages. Additionally, the Company claimed that Photonetics, Inc. and Photonetics, S.A.’s infringement of the patents was willful and sought enhanced damages and attorneys’ fees. On October 9, 2001, Photonetics, Inc. and Photonetics, S.A. filed its reply to the Company’s counterclaims. Photonetics, Inc. and Photonetics, S.A. denied infringement of U.S. Patent Nos. 5,995,521 and 5,319,668 and alleged that the patents were invalid. On January 7, 2003, the parties settled their claims and counterclaims. Under the terms of the settlement, the Company has obtained a license to two patents held by Photonetics and Photonetics has obtained a license to two patents held by the Company. The settlement did not have a material effect on the Company’s results of operations or financial condition.

On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against the Company and several of its officers and directors (the “Individual Defendants”) in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp. (collectively the “Underwriter Defendants”), the underwriters in the Company’s initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed a consolidated amended complaint. The amended complaint alleges violations of Section 11 of the Securities Act of 1933 against all defendants related to the Initial Public Offering and the Secondary Offering, violations of Section 15 of the Securities Act of 1933 and Section 20(a) of the Securities Act of 1934 against the Individual Defendants, violations of Section 10(b) and Rule 10b-5 against the Company and violations of Section 12(a)(2) of the Securities Act of 1933 and Section 10(b), and Rule 10b-5 promulgated thereunder, of the Securities Act of 1934 against the Underwriter Defendants. The amended complaint seeks unspecified damages on behalf of a purported class of purchasers of the Company’s common stock between May 18, 2000 and December 6, 2000.

Various plaintiffs have filed similar actions in the United States District Court for the Southern District of New York asserting virtually identical allegations concerning the offerings of more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters other than trial. On or about July 15, 2002, defendants filed an omnibus motion to dismiss in the coordinated proceedings on common pleadings issues. On or about October 9, 2002, the court entered as an order a stipulation dismissing the Individual Defendants from the litigation without prejudice. On February 19, 2003, the omnibus motion to dismiss was denied by the court as to the claims against New Focus.

On or about February 28, 2003, a similar purported class action complaint entitled Liu v. Credit Suisse First Boston Corporation et al. was filed in the United States District Court for the Southern District of Florida against Credit Suisse First Boston Corporation, approximately 50 issuers, including New Focus, and various individuals of the issuer defendants, including William L. Potts, Jr., the Company’s Chief Financial Officer. As against New Focus, the complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law arising out of the initial public offering of the Company’s common stock. As against Mr. Potts, the complaint alleges violations of Sections 10(b) and 15 of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law, also arising out of the initial public offering of the Company’s common stock.

An unfavorable resolution of any of the foregoing lawsuits could have a material adverse effect on the business, results of operations or financial condition of the Company.

In addition, the Company is subject to various claims that arise in the normal course of business.

6.    Employee Benefit Plan

The Company sponsors a 401(k) Plan that allows voluntary contributions by eligible employees, who may elect to contribute up to the maximum allowed under the Internal Revenue Service regulations. The Company matches employee contributions at 25%, up to $2,000 per year. The Company made 25% matching contributions of participants’ salary deferrals in each period and recognised costs of $505,000, $645,000 and $327,000 related to this plan in the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

7.    Income Taxes

The Company’s provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Current:
Federal	$—	400	$—
State	6	10	—
Foreign	—	190	700
	6	600	700

Deferred:
Federal	—	(18,975)	—
State	—	(1,625)	—

	—	(20,600)	—
	$6	$(20,000)	$700

The difference between the provision (benefit) for income taxes and the amount computed by applying the federal statutory income tax rate (34%) to loss before provision for income taxes is explained below (in thousands):

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002

Tax benefit at federal statutory rate	$(12,232)	$(175,246)	$(35,630)
Loss for which no tax benefit is currently recognizable	7,013	36,822	30,872
Foreign losses with no current benefit	5,219	9,210	4,656
Current foreign taxes	—	—	700
Goodwill impairment and amortization	—	103,817	—
In-process research and development	—	4,556	—
Other	6	841	102
Total provision (benefit)	$6	$(20,000)	$700

Pretax loss from foreign operations was approximately $13,690,000, $27,090,000 and $15,350,000 for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31, 2000	December 30, 2001	December 29, 2002

Deferred tax liabilities:
Stock option compensation	$(3,670)	$(4,940)	$(930)
Purchased intangibles	—	(4,610)	(350)

	(3,670)	(9,550)	(1,280)
Deferred tax assets:
Net operating loss carryforwards	10,730	37,710	59,620
Tax credit carryforwards	3,230	8,150	9,940
Inventory valuation	2,830	7,360	3,540
Accruals and reserves	2,200	2,470	12,410
Capitalised research and development	1,570	3,800	3,900
Other individually immaterial items	450	3,040	(120)
Gross deferred tax assets	21,010	62,530	89,290
Valuation allowance	(17,340)	(52,980)	(88,010)
Net deferred tax assets	3,670	9,550	1,280
	$—	$—	$—

The valuation allowance increased by $35,030,000, $35,640,000 and $10,262,000 for the years ended December 29, 2002, December 30, 2001 and December 31, 2000.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which included the Company’s historical operating performance and the reported cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against its net deferred tax assets.

As of December 29, 2002 the Company had federal and state net operating loss carryforwards of approximately $174,200,000 and $60,480,000, respectively, for tax purposes. As of December 29, 2002, the Company also had federal and state research and development tax credit carryforwards of approximately $5,890,000 and $4,580,000, respectively, available to offset future taxable income. The net operating loss and federal tax credit carryforwards will expire at various dates beginning in 2004 through 2022, if not utilised.

Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before utilization.

8.    Stockholders’ Equity

Stock Split

On August 20, 1999, the Company’s Board of Directors and stockholders approved a two-for-one stock split of the Company’s common and preferred stock. On February 9, 2000 the Company’s Board of Directors and stockholders approved another two-for-one stock split of the Company’s common and preferred stock. All preferred stock, common stock, common equivalent shares, and per share amounts have been adjusted retroactively to give effect to the stock splits.

Reincorporation in Delaware

On May 8, 2000, the Company reincorporated in the state of Delaware. The par value of the preferred and common stock is $0.001 per share. The Company’s Certificate of Incorporation was amended to authorize 10,000,000 shares of preferred stock and 250,000,000 shares of common stock. The Board of Directors has the authority to fix or alter the designations, powers, preferences, and rights of the shares of preferred stock.

Stock Option Plans

Under its 1990 Incentive Stock Option Plan, the Company may grant incentive stock options and nonstatutory stock options to employees, directors, and consultants. Under its 1998 and 1999 Stock Plans, the Company may grant options and stock purchase rights to employees and consultants provided that incentive stock options may only be granted to employees. Options may be granted to purchase common stock at an exercise price of not less than 100% of the fair value of the stock at the date of grant as determined by the Board of Directors. Generally, options vest over five years and expire after ten years. The normal vesting schedule for options includes an initial vesting equal to 20% of the underlying shares after the first year of service and monthly vesting of the remaining shares over the next four years.

In February 2000, the Board of Directors adopted the 2000 Stock Plan (2000 Plan), which was approved by the stockholders in April 2000. The 2000 Plan provides for the grant of stock options to purchase shares of common stock to employees, directors and consultants. A total of 1,000,000 shares of common stock were reserved for issuance plus any shares reserved for issuance under the 1998 and 1999 Stock Plans and any shares returned to the 1998 and 1999 Stock Plans. The number of shares of common stock reserved for issuance increases annually beginning in fiscal year 2001 by an amount equal to the lesser of six percent of the outstanding shares of common stock on the first day of the year, 9,000,000 shares, or a lesser amount as determined by the Company’s board of directors.

In February 2000, the Board of Directors adopted the 2000 Director Option Plan (Directors’ Plan), which was approved by the stockholders in April 2000, to provide for the automatic grant of options to purchase shares of common stock to non-employee directors who are not employees or consultants of the Company’s affiliates. The Directors’ Plan is administered by the Board of Directors, and may be delegated to a committee. A total of 200,000 shares of common stock were reserved for issuance. The Director’s Plan generally provides for an automatic initial grant of an option to purchase 25,000 shares of common stock to each non-employee director on the date when the person first becomes a non-employee director on, or after the closing of the initial public offering, whether through election by the Company’s stockholders or appointment by the Company’s Board of Directors to fill a vacancy. In addition, upon the date of each annual stockholders’ meeting subsequent to the date of each non-employee director’s initial grant under the directors’ plan, each person who is then serving as a non-employee director automatically shall be granted an option to purchase 5,000 shares of common stock.

In June 2001, the Board of Directors adopted the 2001 Stock Plan (2001 Plan). The 2001 Plan provides for the grant of nonstatutory stock options, stock purchase rights, stock appreciation rights and restricted stock to employees and consultants. Officers and directors of the Company are not eligible to receive grants under the 2001 Plan. A total of 100,000 shares of common stock were reserved for issuance.

The following table summarizes activity under all stock option plans:

	Options Available For Grant	Options Outstanding	Weighted Average Exercise Price

Balance at December 31, 1999	5,882,000	8,439,000	$0.45
Authorised	1,200,000	—	—
Granted	(7,389,000)	7,389,000	$15.86
Exercised	—	(9,501,000)	$0.92
Cancelled	847,000	(847,000)	$1.63
Repurchased	500,000	—	$0.63
Balance at December 31, 2000	1,040,000	5,480,000	$20.23
Authorised	3,862,000	—	—
Granted	(5,234,000)	5,234,000	$16.97
Exercised	—	(583,000)	$1.30
Cancelled	3,647,000	(3,647,000)	$43.23
Repurchased	526,000	—	$1.54
Balance at December 30, 2001	3,841,000	6,484,000	$6.38
Authorised	5,158,000	—	—
Granted	(7,000,000)	7,000,000	$3.48
Exercised	—	(369,000)	$0.64
Cancelled	5,001,000	(5,001,000)	$6.20
Repurchased	328,000	—	$5.74
Balance at December 29, 2002	7,328,000	8,114,000	$4.25

Options exercisable at December 31, 2000		711,000	$0.89

Options exercisable at December 30, 2001		1,494,000	$5.75

Options exercisable at December 29, 2002		2,878,000	$5.15

The weighted average fair value of options granted in the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 was $3.31, $15.85 and $14.99, respectively. Options to purchase approximately 240,000 shares that were outstanding at December 29, 2002 expired on January 2, 2003 (see “Stock Option Exchange Program”).

The following summarizes option information relating to outstanding options under the plans as of December 29, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.125-$2.70	960,000	6.37 years	$0.90	633,000	$0.66
$2.79-$2.81	1,215,000	9.72 years	$2.79	54,000	$2.79
$2.83	1,000,000	9.61 years	$2.83	133,000	$2.83
$2.90-$3.68	285,000	9.50 years	$2.98	8,000	$3.09
$3.70-$3.81	944,000	8.87 years	$3.70	470,000	$3.71
$3.89	2,070,000	9.01 years	$3.89	697,000	$3.89
$3.99-$100.375	1,640,000	6.75 years	$9.15	883,000	$10.65
$0.125-$100.375	8,114,000	8.42 years	$4.25	2,878,000	$5.15

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

8.    Stockholders’ Equity

In addition, non-plan options to purchase 800,000 shares of common stock at an exercise price of $0.0025 per share were granted to the Company’s founder and then-Chairman of the Board in fiscal year 1991. These options were exercised during the year ended December 31, 2000.

Stock Option Exchange Program

On June 1, 2001, the Company announced a voluntary stock option exchange program for eligible employees. Under the program, New Focus employees who held stock options granted between June 1, 2000 and February 28, 2001 were given the opportunity, if they chose, to cancel those outstanding stock options in exchange for an equal number of replacement options to be granted at two future dates. The elections to cancel options were effective on June 29, 2001. The exchange resulted in the voluntary cancellation of options to purchase 2,321,000 shares of common stock with exercise prices ranging from $20.3125 to $138.0625 per share in exchange for the same number of replacement options. In addition, supplemental options to purchase 309,000 shares of common stock with exercise prices of $27.00 per share were cancelled and no replacement options were granted. The replacement options were granted under the Company’s 2000 Stock Plan as follows: (i) 30% of the aggregate number of shares subject to the cancelled options were granted on July 2, 2001 (the “First New Options”), and (ii) the remaining 70% of the aggregate number of shares subject to the cancelled options were granted on January 3, 2002 (the “Second New Options”). Members of the Company’s Board of Directors were not eligible to participate in the program. Employees who terminated prior to the Second New Options grant were not eligible to receive the Second New Options.

The First New Options to purchase a total of 696,000 shares of common stock were granted on July 2, 2001 at an exercise price of $8.25 per share, which was the closing fair market value of the Company’s common stock on June 29, 2001. The First New Options vested ratably over twelve (12) months and expired on January 2, 2003. None of the First New Options were exercised prior to their expiration. The Second New Options to purchase a total of 1,508,000 shares of common stock were granted on January 3, 2002 at an exercise price of $3.89 per share, which was the closing fair market value of the Company’s common stock on January 2, 2002. The Second New Options vest ratably over 48 months and will expire ten years after the grant date.

The First New Options resulted in variable accounting treatment for approximately 768,000 shares, which included 696,000 shares granted under the exchange offer and 72,000 shares that were subject to the exchange offer but were not exchanged. No compensation expense was recognised in fiscal year 2002 or 2001, as the exercise price of the First New Options exceeded the fair market value of the Company’s common stock. At December 29, 2002, approximately 243,000 shares were outstanding under options subject to variable accounting treatment. On January 3, 2003, options to purchase approximately 240,000 of these shares expired and were cancelled, leaving options to purchase approximately 3,000 shares subject to variable accounting treatment. The Second New Options are not subject to variable accounting, as they were granted at least six months and one day after cancellation of the initial stock options.

Notes Receivable from Stockholders

During the year ended December 31, 2000, the Company made full recourse loans aggregating approximately $8,800,000 to certain employees in connection with their purchase of shares of common stock. Each of these loans was made pursuant to a full recourse promissory note secured by a stock pledge. The notes bear no interest but interest is imputed and reported annually as compensation on the employee’s W-2. All unvested shares purchased by employees are subject to repurchase by the Company at the original exercise price if the employee’s employment is terminated. At December 29, 2002 and December 30, 2001, the balance outstanding under these notes was $1,540,000 and $6,874,000, respectively, of which $1,401,000 and $5,815,000, respectively, related to the exercise of stock options and was included in stockholders’ equity. The remaining balance relates to the tax liability associated with the stock option exercise and has been included in “Other Assets”.

Deferred Compensation

During the year ended December 30, 2001, the Company recorded aggregate deferred compensation of $58,369,000 primarily associated with the issuance of restricted stock subject to forfeiture in connection with the acquisitions of JCA and Globe Y. During the year ended December 31, 2000, the Company recorded aggregate deferred compensation of $48,211,000 representing the difference between the exercise price of stock options granted and the then deemed fair value of the Company’s common stock. No deferred compensation was recorded during the year ended December 29, 2002. These amounts are being amortised as charges to operations, using the graded method, over the vesting periods of the individual stock options, generally five years. Under the graded method, approximately 51.53%, 24.62%, 14.16%, 7.37% and 2.32%, respectively, of each option’s compensation expense is recognised in each of the five years following the date of grant. Upon termination of an employee, the amortization method for that employee reverts to straight-line and the excess compensation expense recorded under the graded method is reversed. For the year ended December 29, 2002, the Company reversed $6,285,000 of excess compensation expense related to terminated employees. For the years ended December 29, 2002, December 30, 2001 and

December 31, 2000, the Company amortised deferred compensation, net of reversals, of $8,012,000, $58,132,00 and $23,747,000, respectively.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

The Company uses the intrinsic value method in accounting for its employee stock options (including shares issued under employee stock purchase plans, collectively the “options”) because, as discussed below, the alternative fair value accounting method requires use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, there is no compensation expense recognised.

Pro forma information regarding net loss, assuming the Company had accounted for its employee stock options granted during the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 under the fair value method, was estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	Employee Stock Option Plans			Employee Stock Purchase Plans
	Year Ended December 29, 2002	Year Ended December 30, 2001	Year Ended December 31, 2000	Year Ended December 29, 2002	Year Ended December 30, 2001	Year Ended December 31, 2000

Risk-free interest rate	4.4%	4.9%	5.6%	4.4%	4.4%	4.7%
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	119.0%	138.0%	70.7%	119.0%	129.9%	145.8%
Expected option life	7.5 years	7.5 years	7.6 years	0.50 years	0.72 years	0.85 years

The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options’ vesting period under the graded method.

Employee Stock Purchase Plan

In February 2000, the Company’s Board of Directors approved the 2000 Employee Stock Purchase Plan (Purchase Plan), which was approved by the Company’s stockholders in April 2000. A total of 1,000,000 shares of common stock were initially reserved for issuance. The number of shares of common stock reserved for issuance increases annually by an amount equal to the lesser of 1,000,000 shares, 1.25% of the outstanding shares on that date, or an amount determined by the Company’s board of directors. Accordingly, in fiscal year 2002 an additional 754,000 shares were made available for issuance. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 24 months except for the first purchase period for which the offering period will be no more than 27 months. Under the Purchase Plan, participating employees may choose to have up to 15% of their annual base pay plus commissions withheld to purchase the Company’s common stock. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. During the year ended December 29, 2002, 742,000 shares were issued under the Purchase Plan at an average price of approximately $2.88 per share. During the year ended December 30, 2001, 464,000 shares were issued under the Purchase Plan at an average price of approximately $8.47 per share.

Warrants

During the year ended December 31, 2000, the Company issued to a facility lessor a two-year warrant to purchase 30,000 shares of the Company’s common stock with an exercise price of $20.00 per share. The warrant was non-forfeitable and immediately exercisable. The fair value of the warrant was determined to be $279,000 using the Black-Scholes method and the following assumptions: expected life 2 years, exercise price $20.00, stock price on date of grant $20.00, expected dividend yield of 0%, risk free interest rate of 6%, and expected volatility 80%. This amount was capitalised and was being amortised over the life of the facility lease. In the third quarter of 2002, the Company expensed the remaining unamortised portion as part of its restructuring charges incurred in connection with closing and consolidating the Company’s San Jose facilities (see Note 12 Restructuring Charges). The warrant expired during the year ended December 29, 2002.

Common Stock

Common stock reserved for future issuance is as follows:

December 29, 2002

Stock option plan:
Outstanding options	8,114,000
Reserved for future grants	7,328,000
15,442,000
Employee Stock Purchase Plan	1,548,000
16,990,000

9.    Segments of an Enterprise and Related Information

For the year ended December 29, 2002 the Company is organised and operates as one operating segment: the design, development, manufacturing, marketing and selling of photonics and microwave solutions for commercial and research applications. The Company evaluates performance and allocates resources based on consolidated revenues and overall profitability. Geographic information for fiscal years 2002, 2001 and 2000 is presented below. Revenues are attributed to countries based on the location of customers.

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002
	(in thousands)

Geographic information
Revenues
United States	$55,716	$59,566	$22,303
Asia	2,484	5,744	3,138
Europe	22,158	27,329	7,947
Consolidated total revenues	$80,358	$92,639	$33,388

For the years ended December 30, 2001 and December 31, 2000 the Company has two reportable segments: Telecom and Photonics Tools. The Telecom segment performs research and development, manufacturing, marketing and sales of components for fiber amplifier products, wavelength management products, high-speed opto-electronics and tunable laser modules, which are primarily sold to manufactures of networking and test equipment in the optical telecommunications market. The Photonics Tools segment performs research and development, manufacturing, marketing and sales of photonics tools, which are primarily used for commercial and research applications.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, excluding gains and losses on the Company’s investment portfolio. The accounting policies for the reportable segments are consistent with those described in the summary of significant accounting policies. There were no intercompany sales or transfers. The Company does not segregate assets or interest expense by segment.

	Year Ended December 30, 2000
	Telecom	Photonics Tools	Total
	(in thousands)

Revenues from external customers	$53,578	$26,780	$80,358
Depreciation and amortization expense	$3,153	$765	$3,918
Operating segment profit (loss)	$(33,945)	$7,873	$(26,072)

	Year Ended December 30, 2001
	Telecom	Photonics Tools	Total
	(in thousands)

Revenues from external customers	$65,384	$27,255	$92,639
Depreciation and amortization expense	$11,976	$1,417	$13,393
Operating segment profit (loss)	$(96,052)	$(3,183)	$(99,235)

Operating segment profit and loss exclude amortization of goodwill and other intangibles, impairment of goodwill, in-process research and development, restructuring and other Charges, and amortization of deferred stock based compensation.

	Year Ended December 31, 2000	Year Ended December 30, 2001
	(in thousands)

Loss
Total loss for reportable segments	$(26,072)	$(99,235)
Interest and other income (expense), net	13,851	16,880
Amortization of goodwill and other intangibles	—	(54,459)
Impairment of goodwill	—	(289,308)
In-process research and development	—	(13,400)
Restructuring and other charges	—	(17,770)
Amortization of deferred compensation	(23,747)	(58,132)
Loss before income taxes	$(35,968)	$(515,424)

10.    Net Loss Per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period less outstanding nonvested shares. Outstanding nonvested shares are not included in the computation of basic net loss per share until the time-based vesting restrictions have lapsed.

	Year Ended
	December 31, 2000	December 30, 2001	December 29, 2002
	(in thousands, except per share amounts)

Net loss (numerator)	$(35,974)	$(495,424)	$(104,811)

Shares used in computing basic and diluted net loss per share (denominator):
Weighted average common shares outstanding	42,692	75,175	75,837
Less shares subject to repurchase	(3,778)	(2,130)	(732)
Denominator for basic and diluted net loss per share	38,914	73,045	75,105

Basic and diluted net loss per share	$(0.92)	$(6.78)	$(1.40)

At December 29, 2002, approximately 459,000 shares were subject to repurchase at a weighted average price of $1.22.

The Company has excluded the effect of all convertible preferred stock, common shares subject to repurchase, warrants for convertible preferred stock and common stock and outstanding stock options from the calculation of historical diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares, including options and warrants to purchase shares, excluded from the calculations of historical diluted net loss per share was 8,114,000, 6,518,000 and 5,510,000 for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

11.    Business Acquisitions

Acquisition of JCA Technology, Inc.

On January 16, 2001, the Company acquired JCA Technology, Inc. (JCA), a privately held designer and manufacturer of fiber-optic products for modulators, for a total purchase price of approximately $311.5 million in a transaction accounted for as a purchase. The Company paid $75.0 million in cash and exchanged approximately 7,954,000 shares of common stock with a combined total fair value of $303.4 million for all of the outstanding stock of JCA. In addition, the Company issued approximately 2,079,000 shares of restricted stock subject to forfeiture. The common stock was valued using the Company’s average stock price for the seven-day period ending December 27, 2000. The average price was $28.71. Direct transaction costs related to the acquisition were approximately $8.1 million. In addition, the Company recorded $56.0 million of unearned compensation related to approximately 1,951,000 shares of restricted stock. Vesting for the remaining 128,096 shares of restricted stock was contingent upon meeting certain fiscal year 2001 operating objectives. These contingent shares were forfeited in September 2001 when the operating objectives were not met. Approximately 85,000 shares of the restricted stock were forfeited prior to vesting due to employee terminations. As of December 29, 2002, approximately 789,000 shares of the restricted stock remained subject to forfeiture. These shares were fully earned by February 2, 2003.

The acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include the results of operations of JCA subsequent to January 16, 2001. The purchase price has been allocated to the tangible net assets acquired based on management’s estimate of their fair values, and to the intangible assets acquired and in-process research and development based on their estimated fair values as determined by an independent appraisal. The purchase price allocation was as follows (in thousands):

Tangible net assets acquired	$6,660
Intangible assets acquired:
Current technology	31,300
Customer base	4,000
Workforce	3,560
In-process research and development	13,400
Goodwill	267,777
Net deferred tax liability	(15,200)
Total purchase price allocation	$311,497

Tangible net assets acquired included cash, accounts receivable, inventories and fixed assets. Liabilities assumed principally included accounts payable, accrued expenses and a note payable. Intangible assets acquired and goodwill were each being amortised on a straight-line basis over estimated useful lives ranging from two to four years (see Note 11—Impairment of Goodwill). In-process research and development, which had not reached technological feasibility and therefore had no alternative future use, was expensed during 2001. In conjunction with the Company’s decision to cease development of next-generation RF products for telecom applications, the acquired in-process research and development activities had been discontinued by the middle of 2002.

Acquisition of Globe Y. Technology, Inc.

On February 15, 2001, the Company acquired Globe Y. Technology, Inc. (Globe Y), a privately-held manufacturer of fused fiber coupling machines, for a total purchase price of approximately $45.2 million in a transaction accounted for as a purchase. The Company exchanged approximately 1,002,000 shares of common stock with a fair value of $44.4 million for all of the outstanding stock of Globe Y. In addition, the Company issued approximately 53,000 shares of restricted stock subject to forfeiture. The common stock was valued using the Company’s closing stock price of $44.31 on February 15, 2001. Direct transaction costs related to the merger were approximately

$800,000. In addition, the Company recorded $2.3 million of unearned compensation related to the approximately 53,000 shares of restricted stock.

The acquisition was accounted for as a purchase and accordingly, the accompanying financial statements include the results of operations of Globe Y subsequent to February 15, 2001. The purchase price has been allocated to the tangible net assets acquired based on management’s estimate of their fair values, and to the intangible assets acquired based on their estimated fair values as determined by an independent appraisal. The purchase price allocation is as follows (in thousands):

Tangible net assets acquired	$1,577
Intangible assets acquired:
Current technology	7,100
Customer base	2,400
Non-complete agreement and workforce	1,960
Goodwill	37,567
Deferred tax liability	(5,381)
Total purchase price allocation	$45,223

Tangible net assets acquired included cash, accounts receivable, inventories and fixed assets. Liabilities assumed principally included accounts payable, accrued expenses, income taxes payable and customer deposits. Intangible assets acquired and goodwill were each being amortised on a straight-line basis over estimated useful lives ranging from two to four years (See Note 11 —Impairment of Goodwill).

Unaudited Pro Forma Information

The following unaudited pro forma information presents the consolidated results of operations of the Company, excluding the charge for acquired in-process research and development, as if the acquisitions of JCA and Globe Y had occurred at the beginning of fiscal year 2000. The pro forma 2001 and 2000 results of operations combine the consolidated results of operations of the Company, excluding the charge for in-process research and development attributable to JCA, for the years ended December 30, 2001 and December 31, 2000 with the historical results of operations of JCA and Globe Y for the years ended December 31, 2001 and December 31, 2000, respectively. The unaudited pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of the beginning of fiscal year 2000 or of results which may occur in the future.

	Year Ended
	December 31, 2000	December 30, 2001
	(In thousands, except per share amounts)

Revenues	$108,057	$94,241
Net loss	$(164,080)	$(451,011)
Net loss per share	$(3.41)	$(5.45)

Other

On February 28, 2000, the Company issued 116,000 shares of the Company’s common stock in connection with a business acquisition. A shareholder/employee of the acquired company received 100,000 of the shares, which vest 20% after one year and  1/60 each month thereafter provided the shareholder/employee is an employee of the Company. The unvested shares are subject to repurchase by the Company at $5.00 per share if the employee is terminated. Under Emerging Issues Task Force No. 95-8, “Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination,” this arrangement is, in substance, compensation for post-combination services rather than additional purchase price. The $1,300,000 value of the 100,000 shares issued was recorded in deferred compensation and is being amortised into expenses over the vesting period. The purchase price of $208,000, which is the fair market value of the remaining 16,000 shares resulted in goodwill. The acquisition was accounted for under the purchase method. In November 2001, upon the employee’s termination of employment, the Company repurchased 16,897 unvested shares at $5.00 per share.

12.    Impairment of Goodwill

Pursuant to accounting rules, the majority of the goodwill associated with the business acquisitions of JCA and Globe Y was recorded based on stock prices at the time acquisition agreements were executed and announced. Goodwill and intangible assets are generally evaluated for impairment on an individual acquisition, market, or product basis whenever events or changes in circumstances indicate that such assets are impaired or the estimated useful lives are no longer appropriate. Periodically, the Company reviews its goodwill and other intangible assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.

In 2001, due to the circumstances created by the significant downturn in the telecommunications market, the Company recorded impairment charges against goodwill and other intangible assets associated with its acquisitions of JCA and Globe Y. The downturn negatively affected the forecasted revenues and cash flows from the JCA and Globe Y businesses acquired in early 2001. In accordance with the Company’s policy, undiscounted cash flows indicated that the assets were impaired. An independent appraiser calculated the impairment charge by comparing the fair value of the intangible assets, based on future discounted cash flow expectations from these acquired businesses, to the carrying amount of the related intangible assets. The discount rate applied to these cash flows was based on the Company’s weighted average cost of capital, which represents the blended after-tax costs of debt and equity. The impairment charges resulted in a $289.3 million write-down of goodwill and other intangible assets for fiscal year 2001. At December 30, 2001, there was no remaining goodwill balance associated with the acquisitions of JCA and Globe Y, and net other intangible assets totaled $12.3 million.

In 2002, the Company determined that it would discontinue new product development for certain high-speed radio-frequency products manufactured by JCA. As a result of this decision the Company expected that revenues from JCA’s telecom products would further decline. In addition, due to the continuing downturn in the telecommunications market, the Company expected that revenues from Globe Y products would be negligible and the Company made the decision to close the operations of Globe Y in August. In accordance with the Company’s policy, undiscounted cash flows indicated that the remaining intangible assets associated with these acquisitions were impaired. The Company calculated the impairment charges by comparing the expected discounted future cash flows to the carrying amount of the related intangible assets. The discount rate applied to these cash flows was based on the Company’s weighted average cost of capital, which represents the blended after-tax costs of debt and equity. This analysis resulted in a $7.7 million write-down of intangibles in fiscal year 2002. As of December 29, 2002, the Company had $1.4 million remaining in an acquired intangibles related to the acquisition of JCA and no remaining acquired intangibles related to the acquisition of Globe Y.

The remaining intangible asset is being amortised using the straight-line method over its estimated useful life of approximately four years. The components of intangible assets are as follows (in thousands):

	December 30, 2001	December 29, 2002

Developed technology	$19,264	$2,759
Customer base	2,877	—
Non-compete agreement and workforce	3,076	—
Other intangibles	777	—
Total intangibles assets	25,994	2,759
Less: accumulated amortization	(13,700)	(1,365)
	$12,294	$1,394

In accordance with FAS 142, the Company is required to disclose its historical results of operations as though the accounting for goodwill and intangible assets was consistent for all periods presented. Because the Company’s goodwill arose during 2001 and would have been written off in its entirety in 2001 under both FAS 142 and prior accounting guidance, no difference to the Company’s historical financial results would have resulted from the retroactive adoption of FAS 142.

13.   Restructuring Charges

In 2002, the Company recorded restructuring and impairment charges totaling $72.2 million for actions taken to resize the Company’s operations as a result of a continuing decline in demand for its products as well as the general decline in the telecommunications industry. These restructuring activities included divesting the Company’s operations related to the manufacturing of passive optical components, including ceasing operations at its 243,000 square foot manufacturing facility in Shenzhen, China; discontinuing the Company’s new product development of certain high-speed RF products for next-generation telecommunications applications, including reducing its Wisconsin-based engineering staff, decreasing the square footage occupied under its Wisconsin facility lease and implementing additional workforce reductions in California; and closing and consolidating the Company’s remaining 130,000 square foot facility in San Jose, California into its smaller San Jose facility. The restructuring and asset impairment charges included approximately $44.3 million for the write-down of assets, approximately $22.9 million related to facility closure costs and approximately $5.0 million for severance costs associated with the termination of 460 employees. Non-cash items included in the restructuring charge totaled $44.3 million. As of December 29, 2002, approximately $21.4 million in accrued restructuring costs, consisting of approximately $700,000 for severance and approximately $20.7 million for facility closure costs, remained in current and long-term liabilities. The Company had approximately 250 employees in December 2002, down from approximately 900 employees in December 2001.

In 2001, the Company recorded restructuring charges totaling $17.8 million for plans to resize the Company’s operations as a result of a decline in demand for its products. These restructuring activities included closing and consolidating the Company’s older Santa Clara, California facility and its smaller Shenzhen, China production facility into larger, existing facilities in San Jose and Shenzhen, respectively, and the anticipated subleasing of a previously unoccupied facility in Camarillo, California. Restructuring activities also included the planned closing of the Company’s remaining manufacturing site in Camarillo, California in the early part of the third quarter of 2002 and the transfer of production from this operation to other facilities. Additionally, the Company reduced its workforce in its U.S. and China operations through reduction in force programs and attrition by approximately 1,200 employees from a peak of approximately 2,100 in February 2001 to approximately 900 employees in December 2001. The restructuring charges included $7.1 million for severance costs covering approximately 910 employees (including approximately 160 employees associated with the planned closing of the Camarillo facility in 2002), $8.1 million for the write-down of the net book value of impaired leasehold improvements and equipment, and $2.6 million for facility closure costs. Non-cash items included in the restructuring charges totaled $9.5 million. As of December 30, 2001, $5.0 million in accrued restructuring costs, consisting of $1.9 million for facility closure costs and $3.1 million for severance costs, remained in current liabilities.

The table below summarizes the Company’s restructuring activities (in thousands):

	Beginning Balance December 30, 2001	Provision Year Ended December 29, 2002	Cash Payments	Non-cash Charges	Provision Balance as of December 29, 2002

Restructuring activities:
Workforce reduction severance	$3,058	$5,066	$(7,448)	$—	$676
Facility closure	1,898	22,873	(4,059)	—	20,712
Leasehold improvements and equipment	—	44,294	—	(44,294)	—
Restructuring charges	$4,956	$72,233	$(11,507)	$(44,294)	$21,388

	Beginning Balance December 31, 2000	Provision Year Ended December 29, 2002	Cash Payments	Non-cash Charges	Provision Balance as of December 30, 2001

Restructuring activities:
Workforce reduction severance	$—	$7,096	$(2,637)	$(1,401)	$3,058
Facility closure	—	2,581	(683)	—	1,898
Leasehold improvements and equipment	—	8,093	—	(8,093)	—
Restructuring charges	$—	$17,770	$(3,320)	$(9,494)	$4,956

14.   Divestitures

On April 24, 2002, the Company announced the sale of its passive component product line to Finisar Corporation. Under the terms of the agreement, Finisar acquired the physical assets and intellectual property associated with this product line. The physical assets included development and production equipment as well as certain raw material and finished goods inventories. New Focus assigned to Finisar the intellectual property rights to fifty-one pending and issued patents, the Company’s proprietary know-how, and certain trademarks associated with this product line. New Focus retained exclusive rights for use of this intellectual property outside the field of fiber-optic communications. Finisar granted to New Focus the ability to resell these passive component products through New Focus’ photonics tools catalog, website and related sales and marketing channels. Additionally, as part of the transaction, Finisar employed certain key personnel from New Focus associated with this product line.

New Focus will receive consideration of approximately $12.15 million under the terms of the agreement. New Focus received initial consideration of approximately $6.75 million in the form of a note receivable from Finisar payable in August 2002 in either Finisar common stock or cash. In settlement of this note, New Focus received 4,027,446 shares of Finisar common stock based on the $1.676 per share average closing price of Finisar common stock for the ten trading days ending August 7, 2002. The Company sold all of the Finisar shares and recognised a loss of $2.1 million for the year ended December 29, 2002. New Focus will also receive cash royalty payments that are subject to guaranteed minimum payments totaling $5.4 million payable in annual installments of $1.4 million, $2.0 million and $2.0 million in the third quarter of 2003, 2004 and 2005, respectively. The royalty payments are based on a percentage of the sales of all products that utilize the transferred technology and will be recognised as income as payments are received. Under the terms of the agreement, Finisar also has the right to purchase prior to July 1, 2003 certain product inventories for an additional payment of $600,000.

On May 23, 2002, New Focus completed the sale of its network tunable laser technology to Intel Corporation for $50.0 million in cash, including $5.0 million held in escrow. Under the terms of the transaction New Focus assigned certain intellectual property rights and transferred certain physical assets associated with its network tunable laser program to Intel. In addition, Intel hired approximately 40 New Focus employees associated with this technology. Under the agreement, Intel granted a license to New Focus that allows New Focus to use the tunable laser technology involved in this transaction for test and measurement and other non-network applications. Under the terms of the agreement, ten percent of the sale proceeds, or $5.0 million, will be held in escrow for eighteen months to satisfy claims, if any, against breaches of representations and warranties in the agreement. The Company will record a gain and cash receipt upon the release of the escrowed funds, if any, at the close of the escrow period. New Focus and Intel also entered into a supply arrangement under which New Focus has the ability to purchase products developed by Intel using the acquired New Focus technology for use in non-network applications.

15.   Related Party Transaction

On July 12, 2001, New Focus extended to Kenneth E. Westrick two secured full recourse short-term loans in the aggregate of $8.0 million. Mr. Westrick was the Company’s president and chief executive officer and a member of the Company’s board of directors at the time these loan agreements were executed. The principal amount of approximately $2.1 million on the first note plus the accrued interest on this note was paid by the scheduled maturity date of June 30, 2002. The second note in the principal amount of approximately $5.9 million currently bears interest at the per annum rate of 9.99% compounded annually and is secured by a second deed of trust on certain real property held by Mr. Westrick. Mr. Westrick also had a note in the principal amount of approximately $1.3 million issued to the Company in connection with the exercise of stock options, which was repaid in accordance with its terms in March 2002. The principal amount of this note is included in the totals under “Notes Receivable from Stockholders” in Note 7 Stockholders’ Equity above.

Mr. Westrick resigned as the Company’s president and chief executive officer and as a member of the Company’s board of directors effective October 10, 2001. In connection with his resignation, Mr. Westrick and the Company entered into a Separation and Release Agreement. The agreement extended the due date of the $5.9 million note to June 30, 2004 from June 30, 2002. Additionally, the Company accelerated unvested options to purchase 633,333 shares of the Company’s common stock and agreed to pay the equivalent of eighteen months of compensation to Mr. Westrick. The Company recorded a charge of approximately $2.3 million related to the acceleration of stock option vesting and payment of compensation, which was included in “Restructuring and other charges” in its statement of operations for fiscal year 2001.

Principal and accrued interest on the $5.9 million note receivable totaled $6.4 million through the end of the second quarter of 2002. Based on declines in the value of Mr. Westrick’s assets, the Company recorded an impairment charge of $4.7 million during the third quarter of 2002. The Company stopped accruing interest on Mr. Westrick’s note for financial reporting purposes beginning in the third quarter of 2002. The Company has not forgiven or modified the terms of the note receivable.

16.   Stockholder Rights Agreement

On July 26, 2001, the Company’s Board of Directors approved a Stockholder Rights Agreement under which the Company declared a dividend of one right for each share of common stock outstanding. Prior to the Distribution Date referred to below, the rights will be evidenced by and trade with the certificates for the common stock. After the Distribution Date, the Company will mail rights certificates to the stockholders and the Rights will become transferable apart from the common stock. Rights will separate from the common stock and become exercisable following (a) the tenth business day (or such later date as may be determined by a majority of the Directors) after a person or group acquires beneficial ownership of 15% or more of the Company’s common stock or (b) the tenth business day (or such later date as may be determined by a majority of the Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s common stock. After the Distribution Date, each right will entitle the holder to purchase for $40.00 a fraction of a share of the Company’s preferred stock with economic terms similar to that of one share of the Company’s common stock.

17.   Subsequent Events

In January and February 2003, the Company repurchased approximately 4.85 million shares of its common stock at a cost of approximately $16.5 million. Shares repurchased subsequent to December 29, 2002 represented approximately 6% of the weighted average shares outstanding at December 29, 2002. (a) 2. Financial Statement Schedules

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Allowance For Doubtful Accounts and Sales Returns (in thousands):

	Balances at Beginning of Period	Additions Deductions— Charged (Credited) to Costs and Expenses	(Deductions) —Write-Offs	Balances at End of Period

Year ended December 31, 2000	$160	$1,258	$(28)	$1,390
Year ended December 30, 2001	$1,390	$482	$(24)	$1,848
Year ended December 29, 2002	$1,848	$(1,148)	$(148)	$552

Schedules other than that listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

SECTION D

UNAUDITED QUARTERLY RESULTS OF NEW FOCUS FOR THE
NINE MONTHS ENDED 28 SEPTEMBER 2003

The quarterly financial information on New Focus and corresponding “Management Discussion and Analysis” contained in this Section D has been extracted without adjustment from the quarterly report filed on 10 November 2003 under Section 13 or 15(d) of The Securities Exchange Act of 1934 for the quarterly period ended 28 September 2003.

NEW FOCUS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 28, 2003	December 29, 2002
	(unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$193,568	$178,430
Short-term investments	56,154	100,928
Trade accounts receivable, less allowances of $398 in 2003 and $552 in 2002	3,205	3,048
Inventories:
Raw materials	1,585	1,597
Work in progress	629	356
Finished goods	1,046	1,169
Total Inventories	3,260	3,122
Prepaid expenses and other current assets	3,812	3,480
Total current assets	259,999	289,008
Property, plant and equipment:
Assets held for sale	13,712	15,675
Manufacturing and development equipment	5,419	7,727
Computer software and equipment	4,072	4,303
Office equipment	910	984
Leasehold improvements	1,970	1,903
	26,083	30,592
Less allowances for depreciation and amortization	(8,068)	(7,525)
Net property, plant and equipment	18,015	23,067
Intangible assets, net of accumulated amortization and impairment of $1,884 in 2003 and $1,365 in 2002	875	1,394
Other assets	3,541	3,895
Total assets	$282,430	$317,364

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,626	$1,522
Accrued compensation and related benefits	1,622	4,252
Other accrued expenses	4,277	3,201
Restructuring accrual	6,388	6,534
Total current liabilities	13,913	15,509
Restructuring accrual—long term	10,861	14,854
Deferred rent	431	447
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value:	—	—
Authorized shares—10,000,000
Issued and outstanding—none
Common stock, $0.001 par value:	65	68
Authorized shares—250,000,000
Issued and outstanding — 64,578,490 in 2003 and 68,297,798 in 2002
Additional paid-in capital	927,540	941,505
Notes receivable from stockholders	(1,232)	(1,401)
Deferred compensation	(897)	(2,546)
Accumulated other comprehensive income	118	647
Accumulated deficit	(668,369)	(651,719)
Total stockholders’ equity	257,225	286,554
Total liabilities and stockholders’	$282,430	$317,364

Note: The December 29, 2002 consolidated balance sheet has been derived from audited financial statements.

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Net product revenues	$6,326	$6,743	$18,715	$25,953
Royalty Income	1,384	—	1,384	—
Total Revenue	7,710	6,743	20,099	25,953
Cost of net product revenues(1)	4,970	9,811	14,987	36,631
Gross profit (loss)	2,740	(3,068)	5,112	(10,678)
Operating Expenses:
Research and development(2)	2,076	4,321	6,653	19,702
Less funding received from research and development contracts	(144)	(72)	(195)	(1,574)
Net research and development	1,932	4,249	6,458	18,128
Sales and marketing(3)	1,344	1,837	4,368	6,727
General and administrative(4)	2,661	3,688	8,410	11,879
Amortization of goodwill and other intangibles	173	183	519	2,852
Impairment of goodwill and other intangibles	—	—	—	7,692
Restructuring and asset impairment charges	1,775	36,597	3,929	72,215
Deferred compensation	(120)	2,331	883	6,805
Total operating expenses	7,765	48,885	24,567	126,298
Operating loss	(5,025)	(51,953)	(19,455)	(136,976)
Interest income	860	2,030	2,979	6,928
Interest expense	—	—	—	(78)
Other income (expense), net	(204)	(6,531)	(174)	35,031
Loss before provision for income taxes	(4,369)	(56,454)	(16,650)	(95,095)
Provision for income taxes	—	—	—	—
Net loss	$(4,369)	$(56,454)	$(16,650)	$(95,095)

Basic and diluted net loss per share	$(0.07)	$(0.74)	$(0.26)	$(1.26)

Shares used to compute basic and diluted net loss per share	63,645	76,112	63,598	75,766

(1)                                  Excluding amortization of deferred compensation of $22 and $63 for the three and nine months ended September 28, 2003, and $196 and ($228) for the three and nine months ended September 29, 2002.

(2)                                  Excluding amortization of deferred compensation of ($252) and $47 for the three and nine months ended September 28, 2003, and $1,702 and $6,387 for the three and nine months ended September 29, 2002.

(3)                                  Excluding amortization of deferred compensation of $6 and $28 for the three and nine months ended September 28, 2003, and $93 and ($12) for the three and nine months ended September 29, 2002.

(4)                                  Excluding amortization of deferred compensation of $104 and $745 for the three and nine months ended September 28, 2003, and $340 and $658 for the three and nine months ended September 29, 2002.

See notes to consolidated financial statements.

NEW FOCUS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)

	Nine Months Ended
	September 28, 2003	September 29, 2002

Operating activities
Net loss	$(16,650)	$(95,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,016	7,845
Restructuring and impairment charges	2,623	50,693
Amortization of goodwill and other intangibles	519	2,852
Impairment of goodwill	—	7,692
Amortization of deferred compensation	883	6,805
Deferred rent	(16)	115
Loss on disposal of assets	—	340
Loss on equity investments	200	39
Compensation charge related to modification of stock option agreements	16	—
Gain from sale of assets related to divestiture	—	(41,263)
Changes in operating assets and liabilities:
Accounts receivable	(157)	1,709
Inventories	(138)	4,340
Prepaid expenses and other current assets	(316)	5,380
Accounts payable	104	(755)
Accrued expenses	(1,555)	(6,414)
Accrued restructuring	(3,933)	19,493
Deferred research and development funding	—	(1,775)
Net cash used in operating activities	(16,404)	(37,999)
Investing activities
Purchase of available-for-sale investments	(47,500)	(119,395)
Proceeds from sales and maturities of investments	91,746	179,588
Acquisition of property, plant and equipment	(188)	(1,426)
Proceeds from sale of property, plant and equipment	379	1,056
Proceeds from sale of assets related to divestiture	—	45,000
Decrease in other assets	154	10
Net cash provided by investing activities	44,591	104,833
Financing activities
Payments on equipment loan	—	(103)
Repurchase of common stock under share buy-back program	(16,595)	—
Proceeds from issuance of common stock, net of other repurchases	3,377	2,060
Proceeds from payment of notes receivable with shareholders	169	1,793
Net cash provided by (used in) financing activities	(13,049)	3,750
Increase in cash and cash equivalents	15,138	70,584
Cash and cash equivalents at beginning of period	178,430	78,664
Cash and cash equivalents at end of period	$193,568	$149,248
Supplemental disclosure of non-cash activities:
Exchange of note receivable for Finisar Corporation common stock	$—	$6,750

See notes to consolidated financial statements.

NEW FOCUS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) SEPTEMBER 28, 2003

NOTE 1—BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature. Operating results for the three and nine months ended September 28, 2003, are not necessarily indicative of the results that may be expected for the year ending December 28, 2003.

The unaudited consolidated financial statements include all of the accounts of the Company and those of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and such differences may be material to the financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2003.

The Company maintains a fifty-two/fifty-three week fiscal year cycle ending on the Sunday closest to December 31. The three-month periods ended September 28, 2003 and September 29, 2002 each contained 91 days. The nine-month periods ended September 28, 2003 and September 29, 2002 each contained 273 days.

NOTE 2—STOCK-BASED COMPENSATION

The Company accounts for its employee stock plans in accordance with the intrinsic value method. The following table illustrates the effect on net loss and loss per share had compensation expense for the determined based upon the fair value at the grant dates for awards under the plan. For purposes of pro forma disclosures, the estimated fair value of the stock options (including shares issued under the employee stock purchase plan, collectively the “options”) is amortized to expense over the applicable vesting periods of the options:

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	(in thousands, except per share amounts)

Net loss as reported	$(4,369)	$(56,454)	$(16,650)	$(95,095)
Add: Stock-based employee compensation expense (reversal) included in reported net loss	(120)	2,331	883	6,805
Less: Total stock-based employee compensation expense under fair value based method for all awards	(1,308)	(2,678)	(4,200)	(9,739)
Pro forma net loss	$(5,797)	$(56,801)	$(19,967)	$(98,029)

Basic and diluted net loss per share-as reported	$(0.07)	$(0.74)	$(0.26)	$(1.26)

Basic and diluted net loss per share-pro forma	$(0.09)	$(0.75)	$(0.31)	$(1.29)

NOTE 3—INTANGIBLE ASSETS

As of September 28, 2003, the Company had $875,000 remaining in an acquired intangible asset related to its acquisition of JCA Technology, Inc. in January 2001. The remaining intangible asset is being amortized using the straight-line method over its estimated useful life of approximately four years. The intangible asset is composed of the following (in thousands):

	September 28, 2003	December 29, 2002

Developed technology	$2,759	$2,759
Less: accumulated amortization	(1,884)	(1,365)
	$875	$1,394

NOTE 4—COMPREHENSIVE INCOME (LOSS)

Comprehensive loss for the three months ended September 28, 2003 is $4.6 million, composed of the Company’s net loss of $4.4 million and $0.2 million of net unrealized holding losses on marketable equity securities. Comprehensive loss for the nine months ended September 28, 2003 is $17.2 million composed of the Company’s net loss of $16.7 million and $0.5 million of net unrealized holding losses on marketable equity securities. Comprehensive loss for the three months ended September 29, 2002 is $60.6 million, composed of the Company’s net loss of $56.5 million and $4.1 million of net unrealized holding losses on marketable equity securities. Comprehensive loss for the nine months ended September 29, 2002 is $99.6 million, composed of the Company’s net loss of $95.1 million and $4.5 million of net unrealized holding losses on marketable equity securities. The comprehensive loss for both the three- and nine-month periods ending September 29, 2002 includes an unrealized loss on Finisar Corporation common stock received in connection with the 2002 sale of the Company’s passive optical component line.

NOTE 5—LOSS PER SHARE

Basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period, less the common shares subject to repurchase. Options to purchase common stock excluded from the calculations of basic and diluted net loss per share were approximately 6,016,000 for the three and nine months ended September 28, 2003 and 9,995,000 for the three and nine months ended September 29, 2002. The following table sets forth the calculation of basic loss per share:

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	(in thousands, except per share amounts)

Net loss (numerator)	$(4,369)	$(56,454)	$(16,650)	$(95,095)

Shares used in computing basic and diluted net loss per share (denominator):
Weighted average common shares outstanding	63,971	76,674	63,992	76,449
Less shares subject to repurchase	(326)	(562)	(394)	(683)
Denominator for basic net loss per share	63,645	76,112	63,598	75,766
Basic and diluted net loss per share	$(0.07)	$(0.74)	$(0.26)	$(1.26)

NOTE 6—SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

The Company is organized and operates as one operating segment: the design, development, manufacturing, marketing and selling of photonics and microwave solutions for commercial and research applications. The Company evaluates performance and allocates resources based on consolidated revenues and overall profitability.

Geographic information for product revenues for the three and nine months ended September 28, 2003 and September 29, 2002 is presented below. Revenues are attributed to countries based on the location of customers.

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002

Geographic information
Net Product Revenues (in thousands)
United States	$4,905	$4,791	$14,495	$16,977
Asia	700	515	2,014	2,210
Europe	721	1,437	2,206	6,766
Consolidated Net Product Revenues	$6,326	$6,743	$18,715	$25,953

NOTE 7—ROYALTY INCOME

Under terms of the Company’s agreement to sell its passive optical component line to Finisar Corporation in 2002, the Company is to receive guaranteed minimum royalties totaling $5.4 million. In the third quarter of 2003, the Company received $1.4 million as the first of three annual minimum royalty payments. The Company is due to receive the remaining two annual minimum royalty payments of $2.0 million each in the third quarter of 2004 and 2005. The Company recognizes revenue on these royalties upon receipt of cash.

NOTE 8—SIGNIFICANT CUSTOMERS

In the three and nine months ended September 28, 2003 and September 29, 2002, no individual customer accounted for more than 10% of the Company’s net product revenues. As a result of restructuring actions completed in 2002, the Company eliminated its fiber optic component product lines and thereby reduced its dependence on the telecommunications industry, where a significant portion of its net product revenue was derived from several major customers.

NOTE 9—CONTINGENCIES

On February 13, 2002, a lawsuit was filed purportedly on behalf of both Howard Yue and Globe Y Technology, a company acquired by New Focus. The action, which is in Santa Clara County Superior Court, is captioned Howard Yue. v. New Focus, Inc. et al., Case No. CV808031 and asserts claims against the Company and several of its officers and directors. The original complaint alleged eight causes of action, including fraud and deceit by active concealment, fraud and deceit based upon omissions of material facts, negligent misrepresentation, and breach of contract. The claims stemmed from the acquisition of Globe Y Technology, Inc. by the Company completed February 15, 2001. The complaint sought unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. The Company and the individual defendants have successfully petitioned the court to dismiss all or part of the Plaintiff’s complaint four times. Each time, the Court granted defendant’s motion to dismiss in whole or in part with leave to amend. On August 21, 2003, Plaintiff filed a Third Amended Complaint alleging substantially the same causes of action as his original complaint, but excluding the negligence cause of action. The only remaining plaintiff in the case is Howard Yue, and the only remaining defendants are New Focus, Ken Westrick, the Company’s former Chief Executive Officer, William L. Potts, Jr., the Company’s Chief Financial Officer and Timothy Day, the Company’s Chief Technology Officer. On October 6, 2003, New Focus answered the Third Amended Complaint and filed a cross complaint against Mr. Yue.

On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against the Company and several of its officers and directors (the “Individual Defendants”) in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp. (collectively the “Underwriter Defendants”), the underwriters in the Company’s initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed a consolidated amended complaint. The amended complaint alleges violations of Section 11 of the Securities Act of 1933 against all defendants related to the Initial Public Offering and the Secondary Offering, violations of Section 15 of the Securities Act of 1933 and Section 20(a) of the Securities Act of 1934 against the Individual Defendants, violations of Section 10(b) and Rule 10b-5 against the Company and violations of Section 12 (a)(2) of the Securities Act of 1933 and Section 10(b), and Rule 10b-5 promulgated thereunder, of the Securities Act of 1934 against the Underwriter Defendants. The amended complaint seeks unspecified damages on behalf of a purported class of purchasers of the Company’s common stock between May 18, 2000 and December 6, 2000.

Various plaintiffs have filed similar actions in the United States District Court for the Southern District of New York asserting virtually identical allegations concerning the offerings of more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters other than trial. On or about July 15, 2002, defendants filed an omnibus motion to dismiss in the coordinated proceedings on common pleadings issues. On or about October 9, 2002, the court entered as an order a stipulation dismissing the Individual Defendants from the litigation without prejudice. On February 19, 2003, the omnibus motion to dismiss was denied by the court as to the claims against New Focus. A proposal has been made for the settlement and release of claims against issuer defendants, including the Company. The Company has accepted the proposed settlement. The proposed settlement is subject to a number of conditions, including approval by the court.

On or about February 28, 2003, a similar purported class action complaint entitled Liu v. Credit Suisse First Boston Corporation et al. was filed in the United States District Court for the Southern District of Florida against Credit Suisse First Boston Corporation, approximately 50 issuers, including New Focus, and various individuals of the issuer defendants, including William L. Potts, Jr., the Company’s Chief Financial Officer, and Kenneth Westrick, the Company’s former Chief Executive Officer. As against New Focus, the complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law arising out of the initial public offering of the Company’s common stock. As against Mr. Potts, the complaint alleges violations of Sections 10(b) and 15 of the Securities Exchange Act of 1934 and Rule 10b-5 as well as claims for common law fraud, negligent misrepresentation, and violations of the Florida Blue Sky Law, also arising out of the initial public offering of the Company’s Common Stock. On July 16, 2003 the court issued an order clarifying that the plaintiffs’ claims against the Company and Messrs. Potts and Westrick were dismissed without prejudice.

The sale and manufacture of certain of the Company’s products require continued compliance with governmental security and import/export regulations. The Company has recently been notified of potential charges that may be brought against it for certain export violations. The Company has been cooperating with the U.S. Department of Commerce.

An unfavorable resolution of any of the foregoing lawsuits or claims could have a material adverse effect on the business, results of operations or financial condition of the Company.

In addition, the Company is subject to various claims that arise in the normal course of business.

NOTE 10—INDEMNIFICATIONS

The Company has off-balance sheet transactions consisting of certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Additionally, the Company has indemnification agreements with each of its directors and certain employees. The Company has not recorded a liability associated with these guarantees, as the Company has little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability and director and employee indemnifications may be mitigated by insurance coverage that the Company maintains.

NOTE 11—RESTRUCTURING LIABILITIES

As of September 28, 2003, approximately $17.2 million in accrued restructuring costs, consisting of approximately $470,000 for severance and approximately $16.8 million for facility closure costs, remained in current and long-term liabilities. These liabilities arose from the Company’s restructuring actions to eliminate its telecom-consolidate facilities, that began in the second quarter of 2001. During 2003, the Company recorded restructuring and impairment charges totaling approximately $3.9 million. These charges included asset impairment charges of $2.6 million composed of $1.6 million related to the Company’s idled manufacturing facility in Shenzhen, China and $1.0 million related to the closure of the Company’s Wisconsin product development facility in July 2003 and idled equipment in both its Wisconsin and Californian sites. Additionally, in August 2003 the Company implemented a reduction-in-force in California. The Company recorded $1.0 million in severance costs primarily associated with approximately 42 employees related to the July and August 2003 restructuring activities. Facility closure costs totaled approximately $284,000 in the nine months ended September 28, 2003. The Company expects to pay out its cash liabilities through 2011.

The table below summarizes changes in the Company’s restructuring (in thousands):

	Beginning Balance as of December 29, 2002	Provision Nine Months Ended September 28, 2003	Cash Payments	Non-cash Charges	Ending Balance as of September 28, 2003

Restructuring and impairment activities
Workforce reduction severance costs	$676	$1,022	$(1,228)	$—	$470
Facility closure costs	20,712	284	(4,049)	(168)	16,779
Property and equipment write-downs	—	2,623	—	(2,623)	—
Restructuring and impairment charges	$21,388	$3,929	$(5,277)	$(2,791)	$17,249

NOTE 12—STOCK REPURCHASE PROGRAM

In February 2003, the Company completed its $45 million share repurchase program, which resulted in the repurchase of 13.1 million shares of its common stock, at a total cost of approximately $45.3 million, between late October 2002 and early February 2003. In January and February 2003, the Company repurchased approximately 4.85 million shares of its common stock at a total cost of approximately $16.6 million. From October to December 2002, the Company had repurchased approximately 8.25 million common shares at a total cost of approximately $28.7 million.

NOTE 13—RECENT ACCOUNTING DEVELOPMENTS

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, but also how the arrangement’s be allocated among separate units. The pronouncement is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on its results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with VIEs created prior to February 1, 2003, the provisions of FIN 46 were originally effective as of the beginning of the three months ended September 28, 2003. However, the FASB subsequently delayed the effective date of this provision until the first interim or annual period ending after December 15, 2003. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. Adoption of FIN 46 did not have a material effect on the financial position, results of operations or cash flow.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). The Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Statement is effective for all financial instruments created or modified after May 31, 2003, and to other instruments for periods beginning after June 15, 2003. The adoption of FAS 150 did not have a material effect on its results of operations or financial position.

NOTE 14—PROPOSED MERGER WITH BOOKHAM TECHNOLOGY PLC

On September 22, 2003, New Focus and Bookham Technology plc jointly announced the signing of a definitive agreement under which Bookham would acquire New Focus. Under the proposed transaction, Bookham will issue approximately 84 million newly-issued ordinary shares of Bookham, taking into account the assumed exercise of New Focus stock options. The stockholders of New Focus may elect to receive the shares in the form of ordinary shares or Bookham American Depository Shares (ADSs). Immediately prior to the completion of the acquisition, New Focus will make a cash distribution of approximately $140 million to its stockholders. The proposed transaction has been unanimously approved by the Company’s board of directors and is subject to certain terms and conditions, including approval by both the stockholders of New Focus and the shareholders of Bookham, and customary governmental approvals. Assuming completion of the transaction, for every share of New Focus common stock held as of the record date, each New Focus stockholder will receive a fixed consideration of $2.19 in cash and 1.2015 Bookham ordinary shares or ADSs. If Bookham terminates the proposed merger under circumstances specified in the merger agreement New Focus will be required to pay Bookham a termination fee of $7.0 million.

NEW FOCUS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Forward-Looking Statements

In addition to historical information, this report contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this report, and some of which we may not know. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following:

•                                          the anticipated market trends and uncertainties;

•                                          expected improvement in the business climate generally;

•                                          our ability to grow revenues from sales of our existing product lines;

•                                          the revenue and gross margin outlook for the fourth quarter of 2003;

•                                          anticipated expenditures for research and development, sales and marketing, and general and administrative expenses;

•                                          expected capital expenditures;

•                                          the adequacy of our capital resources to fund our operations;

•                                          our ability to mitigate against increased costs resulting from our dependence on single source suppliers;

•                                          our exposure to interest rate sensitivity and exchange rate sensitivity;

•                                          the outcome of pending litigation and government investigations; and

•                                          the effect of accounting pronouncements on our results of operations.

These statements are only predictions and are subject to risks and uncertainties, including the following:

•                                          the difficulty of forecasting revenues due to our long sales cycles, weakness and uncertainties related to general economic conditions and overall demand within our markets and among our current and prospective customers;

•                                          the high sensitivity of the size of our net loss to our level of revenue due to the fixed cost structure arising from the complexity of our business;

•                                          our ability to improve margin performance through improved manufacturing efficiencies;

•                                          our ability to introduce and gain customer acceptance of new products on a timely basis;

•                                          the difficulty of achieving further cost reductions without jeopardizing product development schedules, delivery schedules, product quality, and regulatory compliance;

•                                          unforeseen development delays for new products that limit our ability to generate volume revenues;

•                                          difficulties associated with the potential integration of additional operations, the extent of management time and attention required, and related costs and expenses associated with the proposed merger with Bookham;

•                                          disruptions in our business due to our proposed merger with Bookham;

•                                          the outcome of current litigation and government investigations;

•                                          our ability to complete the proposed merger with Bookham or the cash distribution to our stockholders prior to the proposed merger;

•                                          our ability to generate future revenues from new products commensurate with prior investments in research and development activities; and

•                                          the protection of our proprietary technology.

Other risks that may affect our financial performance are listed in our various reports on file with the SEC, including our fiscal year 2002 annual report on Form 10-K. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We develop and manufacture photonics and microwave solutions for both commercial and research applications. Our products include tunable lasers for test and measurement applications, high-speed radio-frequency (RF) amplifiers, and advanced photonics tools. Our products serve a broad range of diversified markets within the semiconductor, industrial, biomedical, defense and telecommunications industries. In an effort to expand our sales to OEM customers, we are pursuing new and emerging applications for modules and subsystems within these markets, in particular modules and subsystems that would use our photonics tools and tunable lasers. Given the difficulty in accurately assessing the size and growth rates of these market opportunities, we will need to constantly balance new product development expenses against future revenue expectations in order to show improvement in our financial results.

As a result of the sharp decline in the telecommunications industry that began in 2001, we undertook significant restructuring efforts over the six-quarter period between the second quarter of 2001 and the end of the third quarter of 2002. By the end of fiscal year 2002, we had:

•                                          Eliminated our telecom-related component product lines by selling our passive optical component product line and our network tunable laser technology, and by ceasing development of next-generation high-speed RF products for telecom applications;

•                                          Consolidated our operations into approximately 60,000 square feet of space (one primary facility plus some ancillary space), down from seven facilities encompassing approximately 573,000 square feet;

•                                          Reduced our worldwide work force to approximately 250 people in the fourth quarter of 2002 from a peak employment level of 2,100 people in the first quarter of 2001;

•                                          Ended the fourth quarter of 2002 with a lower net loss, due primarily to improved operating performance, minimal restructuring and impairment charges, and reduced amortization of intangibles and deferred compensation; and

•                                          Refocused our business on product areas that were less dependent on the telecommunications industry.

In the process of restructuring our operations, we recorded restructuring and asset impairment charges of $72.2 million and $17.8 million in fiscal years 2002 and 2001, respectively. These totals included charges for the impairment of tangible assets, facility closure costs and severance-related payments. We also recorded impairment charges against goodwill and other intangible assets of $7.7 million and $289.3 million in fiscal years 2002 and 2001, respectively.

In 2003, we implemented additional restructuring actions to further reduce our break-even point and our cash outflow. During 2003, we recorded restructuring and impairment charges totaling approximately $3.9 million. These charges included asset impairment charges of $2.6 million composed of $1.6 million related to our idled manufacturing facility in Shenzhen, China, and $1.0 million related to the closure of our Wisconsin product development facility in July 2003 and idled equipment in both our Wisconsin and California sites. Additionally, in August 2003 we implemented a reduction-in-force in California. We recorded $1.0 million in severance costs primarily associated with approximately 42 employees related to the July and August 2003 restructuring activities. Facility closure costs totaled approximately $284,000 in the nine months ended September 28, 2003.

We are beginning to see an improved order flow for our product lines and to sense an improvement in the general business climate. Based on these trends, we estimate that our fourth quarter net revenues, which will be composed of product revenue only, will be in the range of $6.5-$7.0 million. In contrast, product net revenues for the third quarter of 2003 were $6.3 million. We expect that our gross margin percentage related to product revenues in the fourth quarter of 2003 will improve over the 21.4% product gross margin percentage for the third quarter of 2003 and will move into the mid-twenty percentage range. During the fourth quarter we will have three new low-cost suppliers in southeast Asia on line that will mitigate the unfavorable material cost effects that we experienced during the second and third quarters of 2003. The overall gross margin percentage for the fourth quarter of 2003 will be lower than the overall 35.5% gross margin percentage in the third quarter of 2003, which included a positive margin effect from the $1.4 million of royalty income received in the third quarter.

On September 22, 2003, New Focus and Bookham Technology plc jointly announced the signing of a definitive agreement under which Bookham would acquire New Focus. Under the proposed transaction, Bookham will issue approximately 84 million newly issued ordinary shares of Bookham, taking into account the assumed exercise of New Focus stock options. The stockholders of New Focus may elect to receive the shares in the form of ordinary shares or Bookham American Depository Shares (ADSs). Immediately prior to the completion of the acquisition, New Focus will make a cash distribution of approximately $140 million to its stockholders. The proposed transaction has been unanimously approved by our board of directors and is subject to certain terms and conditions, including approval by both the stockholders of New Focus and the shareholders of Bookham, and customary governmental approvals. Assuming completion of the transaction, for every share of New Focus common stock held as of the record date, each New Focus stockholder will receive a fixed consideration of $2.19 in cash and 1.2015 Bookham ordinary shares or ADSs. If Bookham terminates the proposed merger under circumstances specified in the merger agreement New Focus will be required to pay Bookham a termination fee of $7.0 million.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of New Focus’ consolidated financial statements:

Restructuring and asset impairment.  For the fiscal year ended December 29, 2002, we recorded restructuring and asset impairment charges totaling $72.2 million. The restructuring and impairment charges included $44.4 million for the write-down of our property, plant and equipment, $22.8 million for facility closure costs, and $5.0 million in severance costs. In the nine months ended September 28, 2003, we recorded additional restructuring and asset impairment charges totaling $3.9 million. At September 28, 2003, we had a remaining restructuring accrual of $17.2 million that represents the estimated cash outflows in future periods associated with our restructuring actions. Our restructuring plans included vacating and subleasing certain of our leased facilities. At September 28, 2003, we have included in our restructuring liability approximately $13.9 million related to estimated lease losses, net of expected sublease income. In determining the lease loss, various assumptions were used including the estimated time period over which the facilities will be vacant, expected sublease term and sublease rates. The reserve represents our current estimate and may be adjusted upon the occurrence of future events. These events may include, but are not limited to, changes in estimates relating to time to sublease the facilities, sublease terms and sublease rates. Additionally, in the first quarter of 2002 we estimated the value of our idled manufacturing facility in Shenzhen, China that is held for sale and subsequently adjusted this carrying value in the second quarter of 2003. Our current estimates may require an adjustment if market conditions change in future periods. Such adjustment could materially affect our results of operations.

Inventories.  Inventories are stated at the lower of cost (determined using the first in, first out method) or market (estimated net realizable value). We generally plan production based on orders received and forecasted demand. We also maintain a stock of certain products for our photonics tools business. We must order components and build inventories in advance of product shipments. The forecasted demand estimates are dependent on our assessment of current and expected orders from our customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment. As our markets are volatile and are subject to technological risks and price changes as well as inventory reduction programs by our customers, there is a risk that we will forecast incorrectly and produce excess inventories of particular products. As a result, actual demand will likely differ from forecasts, and such a difference may have a material adverse effect on actual results of operations. In the past, we have incurred charges related to excess inventory write-downs and related order cancellation fees due to the abrupt and severe downturn in the telecommunications industry, and also due to the divestiture of our passive optical component product line. The excess inventory write-downs and related order cancellation fees were calculated in accordance with our policy, which is based on inventory levels in excess of estimated six-month demand and our judgment for each specific product. Should actual demand differ from our estimates, revisions to our previous inventory write-downs would be required.

Allowance for doubtful accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We analyze historical bad debts, customer concentrations, creditworthiness, customer payment history and the current economy when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Notes receivable.  During 2000 and 2001, we made $16.8 million in full recourse loans to employees. We maintain reserves for estimated losses resulting from the inability of these individuals to make their required payments. At September 28, 2003, loans with an aggregate principal and interest value of $7.7 million, of which $4.7 million had been reserved, were outstanding from a former officer and two current officers. A loan to a former employee in the amount of $262,000, including approximately $169,000 related to the purchase of common stock, was repaid during the third quarter 2003. We analyze the need for a reserve by considering our collateral with respect to each loan, payment history, our knowledge of each individual’s other assets and the maturity date of the loan. Based on these factors, we recorded a charge of $4.7 million related to one loan during the fiscal year ended December 29, 2002 and ceased accruing interest on this loan for financial reporting purposes. Should the financial condition of the borrowers decline in the future we may be required to take additional charges which would have an adverse effect on our results of operations.

Impairment of other intangible assets.  At September 28, 2003, we had $875,000 remaining in an acquired intangible asset. In assessing the recoverability of our intangible asset, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the asset. If our estimates or their related assumptions change in the future, we may be required to record additional impairment charges for this asset.

Revenue recognition.  We recognize product revenue at the time of title transfer, with provisions established for estimated product returns and allowances. These returns and allowances are estimated based on historical experience. If our estimates do not accurately anticipate future returns, revenue could be misstated. Revenue on the shipment of evaluation units is deferred until customer acceptance.

Results of Operations

Net Revenues

Net revenues increased to $7.7 million for the three months ended September 28, 2003, from $6.7 million for the three months ended September 29, 2002. Excluding $1.4 million of royalty income recognized during the three months ended September 28, 2003 arising from the sale of our passive optical component line to Finisar in 2002, net product revenues were $6.3 million for the three months ended September 28, 2003. No such royalty income was received in the three months ended September 29, 2002. Net product revenues decreased $0.4 million in the three months ended September 29, 2003 primarily due to the divestiture of our passive optical component line. Sales of our tunable laser products increased slightly while sales of our photonics tools products decreased by a comparable amount in the three months ended September 28, 2003 relative to the three months ended September 29, 2002. Sales of our radio frequency (RF) amplifier products were unchanged between the periods.

Net revenues decreased to $20.1 million for the nine months ended September 28, 2003 from $26.0 million for the nine months ended September 29, 2002. Excluding $1.4 million of royalty income received in the nine months ended September 28, 2003, net product revenues were $18.7 million. No such royalty income was received in the nine months ended September 29, 2002. Net product revenues decreased $7.3 million between the comparable nine-month periods. Sales of our passive optical component products decreased $2.5 million as a result of the divestiture of this product line. Sales of our high-speed RF amplifier products, photonics tools products and tunable laser products, decreased approximately $2.3 million, $1.6 million and $0.9 million, respectively, in the first nine months of 2003 compared to the first nine months of 2002. The decrease in net revenues for the RF amplifier products was primarily due to the cessation of development for next-generation high-speed RF products for telecommunication applications. Net product revenues for our photonics tools products and tunable laser products were affected by continued sluggish market conditions and the lack of a recovery in the semiconductor industry and research markets across multiple industries. In connection with the sale of our passive optical component line to Finisar in 2002, we are due to receive two remaining annual minimum royalty payments of $2.0 million each in the third quarter of 2004 and 2005. We recognize revenue on these royalties upon receipt of cash.

Gross Profit (Loss)

Gross profit (loss) percentage, including amortization of deferred stock compensation, improved to a positive 35.3% in the three months ended September 28, 2003, compared to a negative 48.4% in the three months ended September 29, 2002. Excluding amortization of deferred stock compensation of $22,000 in the three months ended September 28, 2003 and $196,000 in the three months ended September 29, 2002, the gross profit (loss) percentage improved to a positive 35.5% in the three months ended September 28, 2003 from a negative 45.5% in the three months ended September 29, 2002. Excluding royalty income and amortization of deferred compensation, the gross margin percentage for the three months ended September 28, 2003 was 21.4% compared a negative 45.5% in the three months ended September 29, 2002. This improvement from a negative to a positive gross margin was primarily due to improved manufacturing efficiencies and lower manufacturing overhead expenses as a result of the closure of underutilized facilities and completion of our relocation activities in the third quarter of 2002. Our worldwide manufacturing overhead expenses decreased to $2.2 million in the three months ended September 28, 2003 from $6.9 million in the three months ended September 29, 2002. During the third quarter of 2003, our gross margin percentage was dampened by a temporary interruption in the supply of certain components we source from an overseas supplier. As a result we have had to source these products from U.S. suppliers at a substantially higher cost. We now have three new low-cost overseas suppliers on line that will mitigate these unfavorable costs beginning in the fourth quarter. As a result of this improvement and the full effect of restructuring actions we undertook in August 2003, we expect our gross profit percentage in the fourth quarter of 2003 will improve over the 21.4% product gross profit percentage in the third quarter and move into the mid-twenty percentage range.

Gross profit (loss) percentage, including amortization of deferred stock compensation, improved to a positive 25.1% in the nine months ended September 28, 2003, compared to a negative 40.3% in the nine months ended September 29, 2002. Excluding amortization of deferred stock compensation of $63,000 in the nine months ended September 28, 2003 and a reversal of previously amortized deferred compensation of $228,000 in the nine months ended September 29, 2002 the gross profit (loss) percentage improved to a positive 25.4% in the nine months ended September 28, 2003 from a negative 41.1% in the nine months ended September 29, 2002. The gross profit percentage, excluding amortization of deferred compensation, for our net product revenue was a positive 19.9% for the nine months ended September 28, 2003 compared to a negative 41.1% in the nine months ended September 29, 2002. Manufacturing efficiencies, lower manufacturing overhead expenses and the completion of our relocation activities as discussed above accounted for the improvement between the periods. Our worldwide manufacturing overhead expenses decreased to $6.9 million in the nine months ended September 28, 2003 from $23.3 million in the nine months ended September 29, 2002.

Research and Development Expenses, net

Research and development expenses, net including amortization of deferred stock compensation, decreased to $1.7 million in the three months ended September 28, 2003, from $6.0 million, in the three months ended September 29, 2002. Excluding a reversal of previously amortized deferred stock compensation of $252,000 and amortization of deferred stock compensation of $1.7 million in the third quarters of 2003 and 2002, respectively, research and development expenses, net decreased to $1.9 million, or 25.1% of net revenues, in the three months ended September 28, 2003, from $4.2 million, or 63.0% of net revenues, in the three months ended September 29, 2002. The decrease in the absolute dollar spending for research and development, net was primarily due to our decision to cease development of our next-generation high-speed RF telecommunications products and our restructuring activities, including the consolidation of our facilities and the closure of our Wisconsin product development facility.

Research and development expenses, net including amortization of deferred stock compensation, decreased to $6.5 million in the nine months ended September 28, 2003, from $24.5 million in the nine months ended September 29, 2002. Excluding amortization of deferred stock compensation of $47,000 and $6.4 million in the first nine months of 2003 and 2002, respectively, research and development expenses, net, decreased to $6.5 million, or 32.1% of net revenues, in the nine months ended September 28, 2003, from $18.1 million, or 69.8% of net revenues, in the nine months ended September 29, 2002. Research and development expenses, net, excluding amortization of deferred stock compensation, decreased in absolute dollars and as a percentage of net revenues for the nine months ended September 28, 2003 due primarily to the sale of our network tunable laser technology, the divestiture of our passive optical component product line and our decision to cease development of our next-generation high-speed RF telecommunications products. We anticipate that our quarterly research and development expenses, net will decrease slightly in the fourth quarter of 2003 due to the full benefit of savings from the reduction in force implemented in August 2003.

Sales and Marketing Expenses

Sales and marketing expenses, including amortization of deferred stock compensation, decreased to $1.4 million in the three months ended September 28, 2003, from $1.9 million in the three months ended September 29, 2002. Excluding amortization of deferred stock compensation of $6,000 and $93,000 in the third quarters of 2003 and 2002, respectively sales and marketing expenses decreased to $1.3 million, or 17.4% of net revenues, in the three months ended September 28, 2003, from $1.8 million, or 27.2% of net revenues, in the three months ended September 29, 2002.

Sales and marketing expenses, including amortization of deferred stock compensation, decreased to $4.4 million in the nine months ended September 28, 2003, from $6.7 million in the nine months ended September 29, 2002. Deferred stock compensation was not significant for the nine-month periods ended September 29, 2002 and September 28, 2003. The reduction in sales and marketing expenses in both absolute dollars and as a percentage of net revenues was primarily attributable to the divestiture of our passive optical component product line, cessation of our development of next-generation high-speed RF telecommunication products and consolidation of our facilities. We expect that our quarterly sales and marketing expenses will increase in the fourth quarter of 2003 due to publication of our photonics tools catalog.

General and Administrative Expenses

General and administrative expenses, including amortization of deferred stock compensation, decreased to $2.8 million in the three months ended September 28, 2003, from $4.0 million in the three months ended September 29, 2002. Excluding amortization of deferred stock compensation of $104,000 and $340,000 in the third quarters of 2003 and 2002, respectively, general and administrative expenses decreased to $2.7 million, or 34.5% of net revenues, in the three months ended September 28, 2003, from $3.7 million, or 54.7% of net revenues, in the three months ended September 29, 2002. General and administrative expenses for the three months ended September 28, 2003 included $0.6 million for various charges of a non-recurring nature, including accruals for various tax audits and professional services related to abandoned business combination transactions.

General and administrative expenses, including amortization of deferred stock compensation, decreased to $9.2 million in the nine months ended September 28, 2003, from $12.5 million in the nine months ended September 29, 2002. Excluding amortization of deferred stock compensation of $745,000 and $658,000 in the first nine months of 2003 and 2002, respectively, general and administrative expenses decreased to $8.4 million, or 41.8% of net revenues, in the nine months ended September 28, 2003, from $11.9 million, or 45.8% of net revenues, in the nine months ended September 29, 2002. The decrease in absolute dollars and as a percentage of sales for both the three and nine months of 2003 was a result of lower salaries and lower facility occupancy costs arising from our facilities consolidation and restructuring activities completed in the second half of 2002. We expect that our quarterly general and administrative expenses will decrease in the fourth quarter of 2003 due to the full benefit of savings from the reduction in force implemented in August 2003.

Amortization of Intangible Assets

Amortization of the intangible assets that arose from our acquisition of JCA Technology, Inc. in January 2001 totaled $173,000 and $183,000 in the three months ended September 28, 2003 and September 29, 2002, respectively. Amortization of intangible assets arising from the acquisition of JCA and our February 2001 acquisition of Globe Y Technology, Inc. totaled $519,000 and $2.9 million in the nine months ended September 28, 2003 and September 29, 2002, respectively. All of the goodwill associated with the acquisitions of JCA and Globe Y was written down through impairment charges in fiscal year 2001. An additional $7.7 million write-down of intangible assets was recorded in the second quarter of 2002 when we determined that we would discontinue new product development for certain high-speed RF products manufactured by JCA and close the operations of Globe Y. As of September 28, 2003, we have $875,000 remaining in an acquired intangible asset related to JCA and no remaining acquired intangibles related to Globe Y. The remaining intangible asset related to JCA is being amortized over its estimated useful life of four years.

Acquired intangible assets are generally evaluated for impairment on an individual acquisition basis whenever events or changes in circumstances indicate that such assets are impaired or the estimated useful lives are no longer appropriate. Periodically, we review our intangible assets for impairment based on estimated future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.

Restructuring and Impairment Charges

In the three months ended September 28, 2003, we recorded restructuring and impairment charges totaling approximately $1.8 million. Approximately $1.1 million of the charges related to severance costs covering approximately 42 employees associated with the closure of our Wisconsin product development facility in July 2003 and reductions in our California-based workforce in August 2003. Additionally, we incurred asset impairment charges of $0.6 million related to idled equipment in these sites and $0.1 million related to facility closure costs. Non-cash items included in the restructuring charge totaled $0.5 million. During the three months ended September 29, 2002, we recorded restructuring and asset impairment charges totaling approximately $36.6 million, including approximately $14.6 million for the write-down of our assets, approximately $20.8 million related to facility closure costs to consolidate our 130,000 square foot facility in San Jose into our smaller San Jose facility and approximately $1.3 million for severance costs associated with the termination of approximately 58 employees.

During the nine months ended September 28, 2003, we recorded restructuring and asset impairment charges totaling $3.9 million. These charges included asset impairment charges of $2.6 million composed of $1.6 million related to our idled manufacturing facility in Shenzhen, China, and $1.0 million related to the closure of our Wisconsin facility and idled equipment in both our Wisconsin and California sites. We recorded costs of approximately $1.0 million for severance associated with approximately 42 employees and facility closure costs of approximately $284,000. During the nine months ended September 29, 2002, we recorded restructuring and asset impairment charges totaling $72.2 million related to the divestiture of our passive optical components product line, the discontinuance of new product development for certain high-speed RF amplifiers and the consolidation of our facilities. These charges included a total of $44.4 million for the impairment of assets, $5.0 million for severance and $22.8 million related to facility closure costs. Our accruals for these restructuring activities are based upon our estimate of costs we expect to incur in future periods. Actual results could differ from these estimate and such differences could have a material adverse effect on our financial statements.

Our restructuring and impairment charges are summarized in the following table:

	Three Months Ended		Nine Months Ended
	September 28, 2003	September 29, 2002	September 28, 2003	September 29, 2002
	(in thousands)

Restructuring and impairment charges
Workforce reduction severance costs	$1,121	$1,328	$1,022	$5,003
Facility closure costs	114	20,705	284	22,765
Property and equipment write-downs	540	14,564	2,623	44,447
Restructuring and impairment charges	$1,775	$36,597	$3,929	$72,215

Interest and Other Income, net

Interest income, net totaled $0.9 million and $3.0 million for the three and nine months ended September 28, 2003, respectively, compared to $2.0 million and $6.9 million for the three and nine months ended September 29, 2002, respectively. The decreases between the three- and nine-month periods of 2003 and 2002 were primarily due to lower average interest rates earned on our cash and short-term investment balances in the three and nine months ended September 28, 2003. Our average cash and short-term investment balances were $250.7 million and $257.5 million for the three- and nine-month periods ended September 28, 2003, respectively, compared to

$311.8 million and $301.5 million for the three- and nine-month periods ended September 29, 2002, respectively. Cash and investment balances were lower in the three and nine months ended September 28, 2003 than in the prior year periods primarily due to the repurchase of approximately $45 million of our common stock between October 2002 and February 2003.

Other expense, net, totaled $0.2 million for both the three and nine months ended September 28, 2003. The expense for both the three- and nine-month periods of 2003 was primarily due to a $0.2 million loss on an equity investment in a privately held company. Other income (expense) was a net expense of $6.5 million for the three months ended September 29, 2002 and a net income of approximately $35.0 million for the nine months ended September 29, 2002. Other expense in the three months ended September 29, 2002 included impairment charges of $4.6 million and $1.7 million related to a note receivable from a former officer and an equity investment in a privately held company, respectively. Other income for the nine months ended September 29, 2002 included gains from the sale of our network tunable laser technology to Intel Corporation and the sale of our passive component product line to Finisar Corporation amounting to $38.6 million and $2.7 million, respectively. We expect to record an additional $5.0 million of other income in the fourth quarter of 2003 at the close of an escrow account related to the sale of our network tunable laser technology to Intel.

Income Taxes

As a result of our significant on-going losses, no income tax provisions or benefits were recorded for the three and nine months ended September 28, 2003 and September 29, 2002.

Liquidity and Capital Resources

Our cash, cash equivalents and short-term investments decreased to approximately $249.7 million at September 28, 2003, from approximately $279.4 million at December 29, 2002. The decrease in cash, cash equivalents and short-term investments was primarily due to outflows from operating activities and the use of approximately $16.6 million to repurchase shares of our common stock during January and February 2003. Net working capital decreased to approximately $246.1 million at September 28, 2003 from $302.1 million at September 29, 2002 primarily due to the repurchase of approximately $45 million of our common stock between October 2002 and February 2003.

Cash used in operating activities of approximately $16.4 million in the nine months ended September 28, 2003 was primarily attributable to the combination of our net loss of approximately $16.6 million and decreases in accrued expenses and accrued restructuring charges totaling $5.5 million, offset by depreciation and amortization of approximately $3.4 million, and non-cash impairment charges of $2.6 million. Cash provided by investing activities, excluding net proceeds from sales and maturities of investments, was approximately $0.3 million for the nine months ended September 28, 2003. Cash used by financing activities for the nine months ended September 28, 2003 was $13.0 million, primarily due to the repurchase of 4.85 million shares of our common stock for approximately $16.6 million, partially offset by proceeds of approximately $3.5 million from purchases under employee stock programs and repayment of a note receivable from a stockholder.

Our expenditures for capital equipment were minimal in the nine months ended September 28, 2003. We expect that our capital expenditures will continue to be minimal for the balance of 2003 and 2004.

As of September 28, 2003, our principal commitments consisted of obligations outstanding under our restructuring activities and our facility operating leases. Our future minimum lease payments under non-cancelable operating leases are as follows:

For Fiscal Year End	(in thousands)

2003	$1,503
2004	6,074
2005	6,016
2006	6,330
2007	4,106
Thereafter	4,002

Total	$28,031

Included in future minimum lease payments above are approximately $24.4 million related to unoccupied facilities as a result of our restructuring activities. Future minimum sublease income to be received under a non-cancelable sublease totals approximately $1.2 million and has been deducted from the future minimum lease payments above.

Under the terms of certain facility lease agreements, we have provided irrevocable letters of credit totaling $4.2 million as collateral for the performance of our obligations under the leases.

We have off-balance sheet transactions consisting of certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Additionally, we have indemnification agreements with each of our directors and certain employees. We have not recorded a liability associated with these guarantees, as we have little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability and director and employee indemnifications may be mitigated by insurance coverage that we maintain. We also offer a product warranty typically covering twelve months from the date of sale. Historically warranty costs have not been material.

In connection with our proposed merger with Bookham, we plan to make a cash distribution of approximately $140 million to our stockholders immediately prior to completion of the merger. We believe that our cash, cash equivalents and short-term investments, subsequent to the distribution, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months.

SECTION E

RECONCILIATION OF NEW FOCUS’ FINANCIAL INFORMATION TO
CONFORM WITH BOOKHAM’S ACCOUNTING POLICIES

(i)                                    Reconciliation of New Focus’ financial information to conform with Bookham accounting policies

The differences between the accounting policies adopted by New Focus under US GAAP and those adopted by Bookham under UK GAAP which would give rise to material adjustments related to the calculation and impairment of goodwill and intangible assets. An unaudited restatement of New Focus’ financial information under Bookham’s accounting policies is set out below:

	Year ended			Nine Months ended
	31 December 2000	30 December 2001	29 December 2002	28 September
				2003
	$’000	$’000	$’000	$’000

(a) Net loss for the period	(35,974)	(495,424)	(104,811)	(16,650)
Adjustments:
Goodwill and intangibles amortisation	—	(17,341)	2,936	515
(Increase)/decrease in impairment charge	—	(124,586)	7,640	—
In progress, research and development	—	13,400	—
Accelerated impairment charge	—	(11,949)	—	—
Net loss for the period after adjustment to accord with Bookham accounting policies	(35,974)	(635,900)	(94,775)	(16,135)

Net loss per share after adjustment to accord with Bookham accounting policies	$(0.92)	$(8.71)	$(1.26)	$(0.25)

Number of shares (thousands) used to compute loss per share	38,914	73,045	75,105	63,598

(b) Shareholder’s equity as reported in the consolidated balance sheet	567,110	408,110	286,554	257,225
Adjustments:
Increase in goodwill	—	141,927	141,927	141,927
Impairment of goodwill	—	(141,927)	(141,927)	(141,927)
Accelerated impairment of goodwill	—	(11,949)	(1,374)	(858)
Shareholders’ equity as adjusted to accord with Bookham accounting policies	567,110	396,161	285,180	256,367

(c)                                  Reconciliation of profit and loss account for the year ended 29 December 2002

	As Originally Stated under New Focus Policies	Adjustments	As restated under Bookham policies
	$’000	$’000	$’000

Consolidated Statement of Operations Data:
Net revenues	33,388	—	33,388
Cost of net revenues	(43,627)	—	(43,627)
Gross (loss)	(10,239)	—	(10,239)
Operating expenses
Research and development, net	20,478	—	20,478
Sales and marketing	8,227	—	8,227
General and administrative	14,561	—	14,561
Amortisation of goodwill and other intangibles, net	3,014	(2,396)	618
Impairment of goodwill and other intangibles, net	7,692	(7,640)	52
Restructuring charges	72,233	—	72,233
Amortisation of deferred compensations	8,012	—	8,012
Total operating expenses	134,217	(10,036)	124,181
Operating loss	(144,456)	10,036	(134,420)
Interest and other income (expense), net	40,345	—	40,345
Loss before provision (benefit) for income taxes	(104,111)	10,036	(94,075)
Provision (benefit) for income taxes	700	—	700
Net loss	(104,811)	10,036	(94,775)

(d)  Reconciliation of balance sheet as at 29 December 2002

	Audited net Assets Under New Focus Policies	Adjustments	Restated net assets under Bookham policies
	$’000	$’000	$’000

Current assets
Cash and cash equivalents	178,430	—	178,430
Short-term investments	100,928	—	100,928
Trade accounts receivable	3,048	—	3,048
Inventories	3,122	—	3,122
Prepaid expenses and other current assets	3,480	—	3,480

Total current assets	289,008	—	289,008
Property, plant and equipment
Land and building	—	—	—
Asset held for sale	15,675	—	15,675
Manufacturing and development equipment	7,727	—	7,272
Computer software and equipment	4,303	—	4,303
Office equipment	984	—	984
Leasehold improvements	1,903	—	1,903
Construction in progress	—	—	—
Less: allowances for depreciation and amortization	(7,525)	—	(7,525)
Net property, plant and equipment	23,067	—	23,067
Intangible assets, net of amortization	1,394	(1,374)	20
Other assets	3,895	—	3,895
Total assets	317,364	(1,374)	315,990

Current liabilities
Accounts payable	1,522	—	1,522
Accrued compensation and related benefits	4,252	—	4,252
Other accrued expenses	3,201	—	3,201
Restructuring accrual	6,534	—	6,534
Deferred revenue and research and development funding	—	—	—
Current portion of long-term debt	—	—	—

Total current liabilities	15,509	—	15,509
Restructuring accrual—long-term	14,854	—	14,854
Long-term debt, less current portion	—	—	—
Deferred rent	447	—	447
Stockholders’ equity	286,554	(1,374)	285,180
Total liabilities	317,364	(1,374)	315,990

(e)  Reconciliation of profit and loss account for the nine months ended 28 September 2003

	As Originally Stated under New Focus Policies	Adjustments	As restated under Bookham policies
	$’000	$’000	$’000

Net revenues	20,099	—	20,099
Cost of net revenues	(14,987)	—	(14,987)
Gross profit/(loss)	5,112	—	5,112
Operating expenses
Research and development, net	6,458	—	6,458
Sales and marketing	4,368	—	4,368
General and administrative	8,410	—	8,410
Amortization of goodwill and other intangibles	519	(515)	4
Impairment of goodwill and other intangibles	—	—	—
Restructuring and other charges	3,929	—	3,929
Amortization of deferred compensation	883	—	883
Total operating expenses	24,567	(515)	24,052
Operating loss	(19,455)	515	(18,940)
Interest income, net	2,979	—	2,979
Other income/(expense), net	(174)	—	(174)
Loss before tax	(16,650)	515	(16,135)
Provision/(benefit) for income taxes	—	—	—
Loss for the year	(16,650)	515	(16,135)

(f)        Reconciliation of balance sheet as at 28 September 2003

	Audited net Assets Under New Focus Policies	Adjustments	Restated net assets under Bookham policies
	$’000	$’000	$’000

Current assets
Cash, cash equivalents and short-term investments	249,722	—	249,722
Trade accounts receivable, net	3,205	—	3,205
Inventories	3,260	—	3,260
Other current assets	3,812	—	3,812
Total current assets	259,999	—	259,999
Asset held for sale, net	13,712	—	13,712
Property and equipment, net	4,303	—	4,303
Intangible assets, net	875	(858)	17
Other assets	3,541	—	3,541
Total assets	282,430	(858)	281,572

Current liabilities
Accounts payable	1,626	—	1,626
Accrued expenses	5,899	—	5,899
Restructuring liabilities	6,388	—	6,388
Total current liabilities	13,913	—	13,913
Restructuring accrual—long-term	10,861	—	10,861
Deferred rent	431	—	431
Stockholders’ equity	257,225	(858)	256,367
Total liabilities	282,430	(858)	281,572

(ii)                                Summary of significant differences between New Focus accounting policies under US GAAP and Bookham accounting policies under UK GAAP

The accounting policies under which the consolidated financial statements of New Focus are prepared differ in certain respects from the accounting policies as applied by Bookham. The principal differences which impact profit for the period and/or net assets is set out below:

Accounting for Acquisitions

New Focus recognised goodwill and intangible assets on the acquisitions of JCA and Globe Y. Acquisition accounting under UK GAAP would have resulted in a different value being ascribed to the goodwill arising on acquisition due to a different measurement date for the purposes of calculating consideration (date of completion is used under UK GAAP instead of date of announcement under US GAAP).

Under UK GAAP no separate intangible asset would have been recognised by New Focus in respect of either acquisition and, accordingly, no charge for amortisation of intangible assets would have arisen.

Impairment

The goodwill that would have arisen under UK GAAP would have been fully impaired in year ended 30 December 2001. This results in an accelerated impairment charge in that year.

(iii)          Letter from Ernst & Young LLP

The following is a text of a letter from Ernst & Young LLP to the Directors and to Cazenove on the financial information reconciliation contained in this Section E of Part V of this document.

Ernst & Young

Apex Plaza

Reading

RG1 1YE

The Directors

Bookham Technology plc

90 Milton Park

Abingdon

Oxfordshire

OX14 4RY

The Directors

Cazenove & Co Ltd

20 Moorgate

London

EC2R 6DA

3 February 2004

Dear Sirs

Listing Particulars issued in connection with the acquisition of New Focus, Inc. (“Listing Particulars”)

We report on the unaudited reconciliation of the financial information in respect of New Focus, Inc. (“New Focus”) set out in Section E of Part V of the Listing Particulars dated 3 February 2004 which have been prepared on the basis of the accounting policies of Bookham

Technology plc (“Bookham”) set out in Section A of Part V of the Listing Particulars.

Responsibility

It is the responsibility solely of the directors of Bookham to prepare the reconciliation of financial information in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (“the Listing Rules”). It is our responsibility to form an opinion, as required by the Listing Rules, on the reconciliation of financial information and to report our opinion to you.

The reconciliation incorporates significant adjustments to the historical consolidated financial statements of New Focus. The historical consolidated financial statements of New Focus for each of the three years ended 31 December 2000, 30 December 2001 and 29 December 2002 were prepared in accordance with US GAAP and were audited by Ernst  & Young LLP who gave unqualified reports thereon. We do not accept responsibility for any reports previously given by Ernst & Young LLP on the historical consolidated financial statements of New Focus beyond that owed to those to whom those reports were addressed by Ernst & Young LLP at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of New Focus and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information, considering the evidence supporting the reconciliation and discussing the reconciliation with the directors of Bookham.

Opinion

In our opinion the reconciliation of financial information has been properly compiled on the basis stated and the adjustments made are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with the accounting policies of Bookham.

Yours faithfully

Ernst & Young LLP

PART VI

ACCOUNTANTS’ LETTER ON PRO FORMA STATEMENT OF NET ASSETS

Ernst & Young

Apex Plaza

Reading

RG1 1YE

The Directors

Bookham Technology plc

90 Milton Park

Abingdon

Oxfordshire

OX14 4RY

The Directors

Cazenove & Co Ltd

20 Moorgate

London

EC2R 6DA

3 February 2004

Dear Sirs

Listing Particulars issued in connection with the acquisition of New Focus, Inc. (“Listing Particulars”)

We report on the pro forma financial information set out in Part VII of the Listing Particulars dated 3 February 2004, which has been prepared, for illustrative purposes only, to provide information about how the acquisition of New Focus, Inc. might have affected the financial information presented.

Responsibility

It is the responsibility solely of the directors of Bookham Technology plc (“Bookham “) to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Bookham.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a)                                  the pro forma financial information has been properly compiled on the basis stated;

(b)                                 such basis is consistent with the accounting policies of Bookham; and

(c)                                  the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

PART VII

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

The pro forma financial information set out below has been prepared to illustrate the effect of the Acquisition on the net assets of the Group as if it had occurred at 28 September 2003. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of the financial position of the Enlarged Group.

The pro forma statement of the net assets of the Enlarged Group set out below is based on the published unaudited interim consolidated net assets of Bookham and its subsidiary undertakings as at 28 September 2003 as set out in Section B of Part V of this document and the unaudited interim net assets of New Focus as at 28 September 2003 as set out in Section D of Part V of this document.

	Adjustments
	Bookham Technology	Pro forma adjustments (note 3)
	Plc (note 1)	New Focus Inc (note 2)	(a)	(b)	Enlarged Group
	£’000	£’000	£’000	£’000	£’000

Fixed assets
Intangible assets	40,085	526	31,354	(517)	71,448
Tangible assets	55,600	12,975	—	—	68,575
Investments	15	—	—	—	15
	95,700	13,501	31,354	(517)	140,038

Current assets
Stocks	13,725	1,962	—	—	15,687
Debtors	20,803	4,224	—	—	25,027
Cash at bank and in hand	47,929	150,308	(91,339)	—	106,898
	82,457	156,494	(91,339)	—	147,612
Creditors: amounts falling due within one year	(32,779)	(8,374)	—	—	(41,153)
Net current assets	49,678	148,120	(91,339)	—	106,459
Total assets less current liabilities	145,378	161,621	(59,985)	(517)	246,497
Creditors: amounts falling due after more than one year	(30,381)	(6,797)	—	—	(37,178)
Provisions for liabilities and charges	(3,756)	—	—	—	(3,756)
Net assets/(liabilities)	111,241	154,824	(59,985)	(517)	205,563

Notes

(1)                                  The net assets of Bookham have been extracted from the published unaudited interim consolidated balance sheet as at 28 September 2003, which is set out in Section B of Part V of this document.

(2)                                  The net assets of New Focus have been extracted from the published unaudited interim consolidated balance sheet as at 28 September 2003 which is set out in Section D of Part V of this document. New Focus’ net assets have been converted into sterling at the rate of US$1.66 to £1.00, which is the high noon buying rate at 28 September 2003 as per the Federal Revenue Bank of New York.

(3)                                  Pro forma adjustments have been made to reflect the following:

(a)                                  Goodwill arising on consolidation of New Focus will be capitalised and classified as an asset on the balance sheet and will be subject to amortisation. The goodwill of £31,354,000 has been calculated based on the following:

(i)                                     consideration for the acquisition of 78,379,716 Ordinary Shares valued at £94,839,456 based on the closing share price of Bookham at 30 September 2003 (£1.21);

(ii)                                  estimated expenses of the acquisition of £7,073,000 (US$11,750,000);

(iii)                               the net assets of New Focus to be acquired of £70,558,000, net of a cash distribution to New Focus shareholders of £84,266,000 (US$140,000,000) immediately prior to completion.

In summary:

£’000

Consideration	94,839
Acquisition expenses	7,073
Total cost of investment	101,912
Less: Net assets of New Focus at 30 September 2003	(154,824)
Adjustment for cash distribution	84,266
Goodwill arising	31,354

Immediately prior to the completion of the acquisition, New Focus will distribute cash of US$140,000,000 (£84,266,000) to its shareholders. The expenses of the acquisition will total some £7,073,000 (US$11,750,000). As a result, the pro forma cash balance has been reduced by £91,339,000.

(b)                                 An adjustment has been made to align New Focus’ accounting policy with respect to the calculation and impairment of goodwill and intangible assets. This has resulted in the elimination of New Focus’ intangible asset of £517,000 as at 30 September 2003. This adjustment is adjusted on the basis set out in Section E of Part V of this document translated into sterling at the rate of US$1.66 to £1.00. Further details as to the differences in the accounting policies of New Focus and Bookham are also set out in Section E of Part V of this document.

(4)                                  No adjustment has been made to reflect the net assets of Ignis Optics Inc acquired by Bookham as announced on 22 September 2003.

(5)                                  No adjustments have been made to reflect the trading results of Bookham or of New Focus since 30 September 2003.

(6)                                  Amounts quoted in US dollars have been converted into sterling at the rate of US$1.66 to £1.00.

PART VIII

DIRECTORS AND PROPOSED DIRECTORS

The following table sets forth information with respect to each of the Directors and their respective ages, as at the date of this document.

Name	Age	Position

Directors:
Andrew George Rickman(1)(2)	43	Chairman
David Simpson(1)(3)(4)	77	Non-executive Vice Chairman of the Board of Directors
Giorgio Anania(2)	45	President, Chief Executive Officer and Director
Lori Holland(1)(3)(4)	45	Non-executive Director
Wilbur Arthur Porter(1)(3)(4)	62	Non-executive Director
Jack St Clair Kilby	80	Non-executive Director
Robert James Rickman	46	Non-executive Director
Joseph Cook	52	Non-executive Director

(1)                                  Member of the Nomination Committee.

(2)                                  Member of the Shares Committee.

(3)                                  Member of the Compensation Committee.

(4)                                  Member of the Audit Committee.

Proposed Directors:

Winston Su-Kee Fu	37	Non-executive Director
Peter Frank Bordui	43	Non-executive Director

Directors

Andrew G Rickman founded Bookham in 1988 and served as President and Chief Executive Officer until August 2000 when he ceased to be President and became Chairman of the Board of Directors, continuing as Chief Executive Officer. In February 2001, Dr. Giorgio Anania was appointed Chief Executive Officer and Dr. Rickman became Chairman. Prior to founding Bookham, Dr. Rickman was employed by GenRad from 1984 to 1987 in applications engineering and product management and was a consultant to GenRad from 1987 to 1988 on signal processing projects. Dr. Rickman serves as a director of several privately-held companies and holds advisory positions with a number of organisations. In 2000, HM The Queen awarded Dr. Rickman the OBE for services to the telecommunications industry. Dr. Rickman is a Chartered Engineer and holds an honours degree in Mechanical Engineering from Imperial College, London, an MBA from Cranfield University and a PhD in integrated optics from the University of Surrey. Dr. Rickman is the brother of Robert J. Rickman.

David Simpson has served as a director of Bookham since March 1995. Professor Simpson became the Vice Chairman of the Board of Directors in August 2000 and, before assuming that position, served as the Chairman of the Board. Prior to joining Bookham, Professor Simpson was employed by the Gould Corporation, a manufacturer of electronic equipment and components, in Chicago, Illinois from 1976 to 1986, serving as its President from 1980 to 1986, when he retired. Professor Simpson also serves as the Chairman of the board of Environcom Ltd., a company in the recycling industry and as a director of several privately-held companies, including PFE Ltd., Isocom Components, Ltd. and Photonic Materials Ltd. In 1992, HM The Queen awarded Professor Simpson the CBE for services to the electronics industry. Professor Simpson has received honorary doctorates in science and technology from Heriot Watt, Abertay and Napier Universities.

Giorgio Anania has served as President since August 2000. In February 2001, he was also appointed Chief Executive Officer and a Director. From October 1998, when he joined Bookham, until August 2000, Dr. Anania was Senior Vice President, Sales and Marketing. Prior to joining Bookham, from 1993 to 1998, Dr. Anania was Vice President for Sales, Marketing and Business Development at Flamel Technologies, a French medical equipment company. Prior to that, Dr. Anania was employed as Strategic Marketing Manager, Telecoms, at Raychem Corporation in California, and as a strategy consultant with Booz Allen & Hamilton in New York. Dr. Anania has a BA (Hons) in Physics from Oxford University and an MA and PhD in Plasma Physics from Princeton University.

Lori Holland has served as a Director since April 1999. Ms. Holland is currently a consultant to various technology startups. Until December 2000, Ms. Holland was the Chief Financial Officer of Zaffire, Inc., a telecommunication company in California. Before that, from 1996 to December 1999, Ms. Holland also served as a consultant to various technology startups. From 1995 to 1996, she was the Vice President and Chief Financial Officer for NeoMagic Corporation. Prior to NeoMagic, Ms. Holland was the Vice President of Finance and Chief Financial Officer for Read-Rite Corporation from 1990 to 1995. Ms. Holland received a BS in Economics from

California Polytechnic University.

W Arthur Porter has served as a Director since February 1998. Dr. Porter is presently Dean of the College of Engineering and Vice President for Technology Development at the University of Oklahoma. From 1995 to 1998, Dr. Porter was President and Chief Executive Officer of Houston Advanced Research Centre. He has a PhD in Interdisciplinary Engineering from Texas A&M University, is a fellow of the Institute of Electrical and Electronics Engineers, and is a recipient of its Centennial Medal for extraordinary achievement.

Jack St Clair Kilby has served as a Director since January 2000. From 1958 to 1970, Mr. Kilby was employed by Texas Instruments, in Dallas, Texas. Mr. Kilby left Texas Instruments in 1970 to become a freelance inventor and was Professor of Electrical Engineering at Texas A&M University from 1978 to 1985. Mr. Kilby received the Nobel Prize in Physics in 2000. Mr. Kilby has also received numerous awards, notably the US National Medal of Science in 1970 and is an inductee in the US National Inventors Hall of Fame. Mr. Kilby holds a BS degree in Electrical Engineering from the University of Illinois, an MS degree in Electrical Engineering from the University of Wisconsin and holds more than 60 US patents. Mr. Kilby is a member of the US National Academy of Engineering and a Fellow of the US Institute of Electrical and Electronics Engineers.

Robert J Rickman has served as a Director since September 1994. Mr. Rickman also served as a director of Bookham from November 1988 to May 1990. Mr. Rickman is a director of a number of private companies and is also on the board of directors of Highland Timber plc. Mr. Rickman has been the Chairman of the Board of Managers of CSC LLC since February 2003, and, until March 2001 was Managing Director of TFF Limited, a New Zealand registered company. Mr. Rickman received his MA and MSc degrees from Oxford University. Mr. Rickman is the brother of Dr. Andrew G. Rickman.

Joseph Cook became a Director in February 2002. Mr. Cook is Senior Vice President of Engineering at WorldCom and has served in that position since 1999. From 1979 to 1999, he held various engineering and management positions at WorldCom. Mr. Cook is a member of the advisory boards of the University of Texas at Dallas and Oklahoma State University. Mr. Cook holds a BA and a Masters in Business Administration from Dallas Baptist University and an Associates degree in Engineering from Prince George’s Community College. Mr. Cook holds a patent for narrowband optical DWDM devices.

Proposed Directors

Dr. Winston S. Fu has served on the New Focus board of directors since June 1999. Dr. Fu is a non-managing member of Presidio Management Group VI, LLC, the general partner of U.S. Venture Partners, a venture capital firm. Prior to joining U.S. Venture Partners in August 1997, Dr. Fu was enrolled in the M.B.A. program at Northwestern University. Prior to that, Dr. Fu served as the director of product marketing and in various other positions at Vixel Corporation, a manufacturer of fibre channel products. Dr. Fu holds a B.S. in physics from Massachusetts Institute of Technology, an M.B.A. from Kellogg Graduate School of Management (Northwestern University) and a Ph.D in applied physics from Stanford University.

Dr. Peter F. Bordui has served on New Focus’ board since December 2001. From January 1999 to December 2001, Dr. Bordui served first as Vice President and General Manager, Netherlands and then as Vice President and General Manager, Source Lasers for JDS Uniphase Corporation, a fibre optic communications product manufacturer. From September 1992 through January 1999, Dr. Bordui was Vice President and General Manager, Materials Division for Crystal Technology, Inc., a Siemens company and optical component manufacturer. Dr. Bordui currently serves as chairman of Photonic Materials, Ltd. in Scotland and as director of Intense Photonics, Ltd., each an optical component company. Dr. Bordui holds a B.S., M.S. and Ph.D. in material science and engineering from the Massachusetts Institute of Technology.

Directors’ and Proposed Directors’ Service Agreements and Letters of Engagement

Andrew Rickman

The Company entered into a service agreement with Dr. Andrew Rickman, the Chairman of the Company, on 23 July 2001 which provides for his appointment as Chairman. The service agreement was amended in July 2002, effective from 1 May 2002. Dr. Rickman’s employment can be terminated by either party on not less than 12 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances, including misconduct. Dr. Rickman’s salary is £100,000 per annum, and he is entitled to receive a discretionary bonus, company car, a pension contribution of £20,000 per annum and private medical insurance. The agreement includes post-termination restrictions for a period of one year which restrict him from soliciting the Company’s employees and soliciting or dealing with the Company’s customers during that period. The agreement automatically terminates when he reaches the age of 65.

Giorgio Anania

The Company entered into a service agreement with Dr. Giorgio Anania, the Chief Executive Officer of the Company, on 23 July 2001

(effective from 14 February 2001), which provides for his appointment as Chief Executive Officer and as a Director. Dr. Anania’s employment can be terminated at any time by the Company or Dr. Anania on not less than 12 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr. Anania’s salary is £184,800 per annum and he is entitled to receive a discretionary bonus, company car, a pension contribution of £16,632 per annum and private medical insurance. Dr. Anania’s service agreement requires him to work full time for the Company. The agreement includes post-termination restrictions for a period of one year which restrict him from soliciting the Company’s employees and soliciting or dealing with the Company’s customers during that period. The agreement automatically terminates when he reaches the age of 65.

David Simpson

The Company entered into a letter of engagement with Professor David Simpson on 1 August 2000 which provides for the appointment of him as a non-executive Director. Professor Simpson’s appointment can be terminated by the Company or Professor Simpson on not less than 6 months’ notice, subject to the right of the Company to terminate earlier in certain usual circumstances. Professor Simpson’s fees are US$3,500 per annum plus a further fee of US$1,500 for each Board meeting he attends. Professor Simpson is also entitled to reimbursement of expenses for reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

Lori Holland

The Company entered into a letter of engagement with Ms. Holland on 23 March 2000 which provides for the appointment of her as a non-executive Director. Ms. Holland’s appointment can be terminated by the Company or Ms. Holland on not less than 6 months notice, subject to the right of the Company to terminate earlier in certain usual circumstances. Ms. Holland’s fees are US$3,500 per annum plus a further fee of US$1,500 for each Board meeting she attends. Ms. Holland is also entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings. In addition, the Company entered into a director’s fee agreement with Ms. Holland on 30 September 2002 (effective as of 1 August 2002), which replaces the consultancy agreement that Ms. Holland entered into with the Company on 4 August 1998. Under this director’s fee agreement, Ms. Holland agrees to act as both a member and the Chair of the Audit Committee of the Company. Ms. Holland’s fees for acting as such are US$40,000 per annum.

W Arthur Porter

The Company entered into a letter of engagement with Dr. Arthur Porter on 24 March 2000 which provides for the appointment of him as a non-executive Director. Dr. Porter’s appointment can be terminated by the Company or Dr. Porter on not less than 6 months’ notice, subject to the right of the Company to terminate earlier in certain usual circumstances. Dr. Porter’s fees are US$3,500 per annum plus a further fee of US$1,500 for each Board meeting he attends. Dr. Porter is also entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

Jack St Clair Kilby

The Company entered into a letter of engagement with Jack St. Clair Kilby on 24 March 2000 which provides for the appointment of him as a non-executive Director. Mr. Kilby’s appointment can be terminated by the Company or Mr. Kilby on not less than 6 months’ notice, subject to the right of the Company to terminate earlier in certain usual circumstances. Mr. Kilby’s fees are US$3,500 per annum plus a further fee of US$1,500 for each Board meeting he attends. Mr. Kilby is also entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

Robert J Rickman

The Company entered into a letter of engagement with Robert Rickman on 23 March 2000 which provides for the appointment of him as a non-executive Director. Mr. Rickman’s appointment can be terminated by the Company or Mr. Rickman on not less than 6 months’ notice, subject to the right of the Company to terminate earlier in certain usual circumstances. Mr. Rickman’s fees are US$3,500 per annum plus a further fee of US$1,500 for each Board meeting he attends. Mr. Rickman is also entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

Joseph Cook

The Company entered into a letter of engagement with Joseph Cook on 4 February 2002 which provides for the appointment of him as a non-executive Director. Mr. Cook’s appointment can be terminated by the Company or Mr. Cook on not less than 6 months’ notice, subject to the right of the Company to terminate earlier in certain usual circumstances. Mr. Cook’s fees are US$3,500 per annum plus a further fee of US$1,500 for each Board meeting he attends. Mr. Cook is also entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

Winston Fu

The Company will enter into a letter of engagement with Winston Fu on Completion which will provide for the appointment of him as a non-executive Director. The letter of engagement will provide that the Company or Dr. Fu will be able to terminate Dr Fu’s appointment on not less than 6 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr Fu’s fees will be US$3,500 per annum plus a further fee of US$1,500 for each Board Meeting he attends. Dr. Fu will also be entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board Meetings.

Peter Bordui

The Company will enter into a letter of engagement with Peter Bordui on Completion which will provide for the appointment of him as a non-executive Director. The letter of engagement will provide that the Company or Dr. Bordui will be able to terminate Dr. Bordui’s appointment on not less than 6 months’ notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr. Bordui’s fees will be US$3,500 per annum plus a further fee of US$1,500 for each Board Meeting he attends. Dr. Bordui will also be entitled to reimbursement of reasonable travelling and accommodation expenses incurred for the purpose of attending Board Meetings.

General

There are no arrangements under which any of the Directors has waived or agreed to waive future emoluments or under which the total emoluments of any Director will be varied in consequence of the Acquisition.

The total aggregate amount of remuneration paid and benefits in kind granted to the Directors by any member of the Group during the last completed financial year was £1,050,598. The total estimated aggregate amount of remuneration to be paid (excluding bonuses) and benefits in kind to be granted to the Directors and Proposed Directors by any member of the Group during the current financial year is £532,000.

Save as disclosed above, there are no existing or proposed service contracts or letters of engagement between any Director and Bookham or any of its subsidiaries.

Save as disclosed in the first paragraph of Note 29 to the Bookham Financial Information set out on page 81 of this document, no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by Bookham during the current or immediately preceding financial year or which was effected during an earlier financial year and which remains in any respect outstanding or unperformed.

PART IX

UK TAXATION

The comments set out below summarise the UK taxation treatment of holding Ordinary Shares. They are based on existing UK law and Inland Revenue published practice. They are intended as a general guide only and apply only to persons resident (and, in the case of individuals, ordinarily resident) for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold those shares as an investment (and not as trading stock) and who are the absolute beneficial owners thereof. Certain categories of shareholder (including, but not limited to, dealers, brokers, insurance companies, and collective investment schemes) may be subject to special rules and this summary does not apply to such shareholders. Any persons who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own professional advisers immediately.

Dividends

No tax will be withheld from dividend payments made by Bookham but dividends will carry a tax credit at a rate of one-ninth of the net cash dividend (or 10 per cent. of the aggregate of the net cash dividend and the tax credit). UK resident individual shareholders who are not liable to income tax in respect of the dividend will not be entitled to a repayment of the tax credit. In the case of UK resident individual shareholders liable to income tax at the starting, lower or the basic rate, the tax credit will satisfy in full such shareholders’ liability to income tax on the dividend. UK resident individual shareholders liable to income tax at the higher rate will be subject to income tax on the gross dividend (i.e. the net cash dividend plus the tax credit) at 32.5 per cent., but will be able to set the tax credit off against part of this liability so that a higher rate taxpayer will generally have an additional liability to income tax of 25 per cent. on the net cash dividend.

UK resident corporate shareholders will not generally be subject to corporation tax in respect of dividends paid by Bookham. Those shareholders will not be able to claim repayment of tax credits attaching to dividends.

UK resident shareholders who are not liable to UK tax on dividends, including certain pension funds and charities, will not be entitled to reclaim the tax credits in respect of dividends although charities in certain circumstances will be entitled to limited compensation for the loss of repayable tax credits until 5 April 2004. Tax credits in respect of dividends on Ordinary Shares held through Personal Equity Plans or in Individual Savings Accounts where the dividends are paid before 6 April 2004 can still be reclaimed.

Capital Gains

A disposal of Ordinary Shares by a UK resident or ordinarily resident shareholder or by a shareholder who holds his Ordinary Shares through a permanent establishment (in the case of a corporate shareholder) or branch or agency (in the case of an individual shareholder) in the UK may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

An individual shareholder who is neither resident nor ordinarily resident for tax purposes in the UK will not normally be liable for UK capital gains tax on gains realised on the disposal of his Ordinary Shares unless, at the time of the disposal, such shareholder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and such Ordinary Shares are or have been used, held or acquired for the purposes of such trade or branch or agency. A non-resident individual shareholder who has, on or after 17 March 1998, ceased to be resident and ordinarily resident for tax purposes in the UK and then becomes resident or ordinarily resident for tax purposes in the UK before 5 full years of assessment have elapsed, may be liable to UK capital gains tax on disposals of Ordinary Shares while he was not resident or ordinarily resident (subject to any available exemption or relief). Any such tax liability will arise only in respect of shares acquired whilst resident in the UK, and will be treated as arising in the year of return to the UK.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

Stamp duty will generally arise on the execution of an instrument of transfer of Ordinary Shares and SDRT will arise on the entry into an unconditional agreement to transfer Ordinary Shares. Both taxes are normally a liability of the purchaser. The amount of stamp duty payable is generally calculated at the rate of 0.5 per cent. of the amount of the consideration payable for the transfer of the Ordinary Shares, rounded up to the nearest multiple of £5. The amount of SDRT payable is calculated at the rate of 0.5 per cent. of the amount or value of the consideration. Any SDRT paid on an agreement to transfer is refundable or, if not yet paid, the liability is cancelled if a duly stamped transfer is executed within six years of the date of the entry into the agreement or, where the agreement was conditional, within six years of the agreement becoming unconditional.

Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of Ordinary Shares into CREST generally will not be subject to SDRT, unless the transfer into CREST is itself for consideration.

Where Ordinary Shares are issued or transferred: (i) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares, or in the case of an issue to such persons, the issue price of the Ordinary Shares.

Special rules apply to transfers or issues of shares to certain categories of persons, including intermediaries, market makers, brokers and dealers, and persons connected with providers of clearance services and issuers of depositary receipts.

Inheritance Tax

Ordinary Shares are assets situated in the UK for the purposes of UK inheritance tax. A gift of Ordinary Shares by, or on the death of, an individual shareholder may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit or interest in the assets being transferred. Special rules also apply to close companies and trustees of certain settlements holding Ordinary Shares bringing them within the charge to inheritance tax.

Individual Savings Accounts (“ISAs”)

The Ordinary Shares should be qualifying investments for a stocks and shares component of an ISA under current applicable regulations.

PART X

ADDITIONAL INFORMATION

1.          Responsibility

The Directors and Proposed Directors, whose names appear on page 3 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.          Incorporation

The Company was incorporated under the Companies Act 1985 and registered in England and Wales on 22 September 1988 as a private company limited by shares with the name Coleslaw 145 Limited and with registered number 2298887. On 14 December 1988 the Company’s name was changed to Bookham Technology Limited. On 16 March 2000 the Company re-registered as a public company with the name Bookham Technology plc. Its registered office is at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY.

3.          Share Capital

3.1                                 The following table sets forth the share capital of Bookham:

•                                          as at the close of business on 30 January 2004 (the latest practicable date prior to the publication of this document); and

•                                          immediately following Completion.

	Authorised		Issued and Fully Paid
	Number	Amount (£)	Number	Amount (£)

Before the Acquisition:
Ordinary Shares of 1/3p each	300,000,000	1,000,000	216,843,089	722,810.30
Immediately following Completion:
Ordinary Shares of 1/3p each	450,000,000	1,500,000	295,222,805	984,076.02

Details of the outstanding options over Ordinary Shares are set out in paragraph 5.2 of this Part X.

3.2                                 The following alterations in the Company’s issued share capital have occurred between 30 January 2001 and 30 January 2004 (the latest practicable date prior to the publication of this document):

(a)                                  During 2000, the Company issued 2,413,145 Ordinary Shares including 47,274 Ordinary Shares to consultants, upon the exercise of options under the 1995 and 1998 Employee Share Option Schemes;

(b)                                 During 2000, the Company issued 1,410,972 Ordinary Shares to warrantholders upon the exercise of warrants;

(c)                                  On 26 April 2001, the Shareholders approved an increase in the authorised share capital of the Company by approving the creation of an additional 39,600,000 Ordinary Shares;

(d)                                 During 2001, the Company also issued 1,558,136 Ordinary Shares following the exercise of options under the 1995 and 1998 Employee Share Option Schemes;

(e)                                  On 25 January 2001, the Company entered into an agreement (the “MM Agreement”) whereby it agreed to issue, at a future date, up to 2,108,957 Ordinary Shares to the shareholders of Measurement Microsystems as consideration for the acquisition of the entire share capital of Measurement Microsystems. As at 1 August 2002 (the date on which Measurement Microsystems was sold by the Company and the MM Agreement terminated) 1,777,701 Ordinary Shares had been issued under the MM Agreement (as detailed in “Strategic acquisitions” in Part II of this document) and as at 30 January 2004 (the latest practicable date prior to the publication of this document) 44,835 Ordinary Shares remain to be issued;

(f)                                    On 1 February 2002, the Company issued 12,891,000 Ordinary Shares to Marconi plc in consideration of the acquisition of the MOC Business;

(g)                                 During 2002, the Company also issued 320,657 Ordinary Shares following the exercise of options under the 1995 and 1998 Employee Share Option Schemes and 1,559 Ordinary Shares under the 2001 Sharesave Scheme;

(h)                                 On 5 November 2002, the Shareholders approved an increase in the authorised share capital of the Company by approving the creation of an additional 99,900,000 Ordinary Shares;

(i)                                     On 8 November 2002, the Company issued 61,000,000 Ordinary Shares and the Warrants to certain Nortel Group Members in consideration of the acquisition of the Nortel Business. The Warrants are exercisable on one or more occasions from 9 November 2002 until the tenth anniversary thereafter. No exercise of the Warrants shall be capable of being made, and no issue of Ordinary Shares shall be made by the Company pursuant to exercise of the Warrants, if, as a result of any purported exercise of the Warrants, Nortel Group Members would, if any Ordinary Shares would be issued to them, hold 30 per cent. or more of the issued and outstanding Ordinary Shares on the proposed date of completion of such exercise. The exercise price of the Warrants is  1/3p per Ordinary Share. As at 30 January 2004 (the latest practicable date prior to the publication of this document) no Warrants had been exercised;

(j)                                     On 4 July 2003, the Company issued 3,071,484 Ordinary Shares in consideration of the acquisition of substantially all of the business assets, properties and rights and certain identified liabilities of Cierra;

(k)                                  On 6 October 2003, the Company issued 8,020,816 Ordinary Shares and assumed warrants over 48,836 Ordinary Shares (the “Ignis Warrants”) in consideration for the acquisition of the entire issued share capital of Ignis. The Ignis Warrants shall be exercisable between 9 April 2001 and 24 April 2011; and

(l)                                     On 30 January 2004 (being the latest practicable date before the publication of this document) the Company had issued 555,683 Ordinary Shares in the year 2003 following the exercise of options under the 1995 and 1998 Employee Share Option Scheme and 78,603 Ordinary Shares following the exercise of options under the 2001 Sharesave Scheme and 8,730 Ordinary Shares to the shareholders of Measurement Microsystems.

3.3                                 In 1999, the Company issued warrants over 827,928 Ordinary Shares to a leasing company, such warrants are exercisable at an exercise price of $1.9333 per share with an expiry date of 8 April 2004. As at 30 January 2004 (being the latest practicable date prior to the publication of this document) 8,441 warrants were exercisable.

3.4                                 By an ordinary resolution passed by Shareholders on 11 June 2003, the Directors were generally authorised to allot relevant securities, provided that this authority is limited to;

(a)                                  the grant of options over equity securities (and the allotment of relevant securities on exercise thereof) up to a nominal amount of £68,317 pursuant to any option scheme or schemes approved by Shareholders; and

(b)                                 any other allotment (otherwise than pursuant to sub-paragraph (a) above) of relevant securities up to an aggregate nominal amount of £227,723

3.5                                 By a special resolution passed by Shareholders on 11 June 2003 the Directors were generally empowered to allot the Company’s equity securities for cash as if statutory pre-emptions rights did not apply to the allotment, provided that this power is limited to:

(a)                                  the grant of options over equity securities (and the allotment of equity securities on the exercise thereof) up to a nominal amount of £68,317 pursuant to any option scheme or schemes approved by Shareholders;

(b)                                 any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practicable problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(c)                                  any other allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount £34,158.

3.6                                 Save as disclosed in paragraph 3.2 of this Part X:

(a)                                  no share or loan capital of the Company has, within three years before the date of this document, been issued or agreed to be issued or is now proposed to be issued fully or partly paid either for cash or for a consideration other than cash to any person not being a subsidiary undertaking of the Company;

(b)                                 no share or loan capital of the Company is under option or agreed conditionally or unconditionally to be put under option; and

(c)                                  no commissions, discounts, brokerages or other special terms have, within three years preceding the date of this document, been granted by the Company or any of its subsidiary undertakings in connection with the issue or sale of any share or loan capital of any such company.

3.7                                 Save as disclosed in this document in paragraphs 3.2, 3.3 and 8.3(b) and 8.3(c) of this Part X since 30 January 2001 to 30 January 2004 (the latest practicable date prior to the publication of this document), no share capital of Bookham or any subsidiary undertaking which is material (other than intra-group issues by wholly-owned subsidiaries) has been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is proposed.

3.8                                 The provisions of section 89(1) of the Act (which to the extent not misapplied pursuant to section 95 of the Act, confer on shareholders rights of pre-emption in respect of the allotment of “equity securities” (as defined in section 94 of the Act) which are, or are to be, paid up in cash) apply to the authorised but unissued share capital of Bookham except to the extent already disapplied (see paragraph 3.5 above). The Listing Rules require that, unless the approval of Shareholders in general meeting is obtained, the Company must offer Ordinary Shares to be issued for cash to existing shareholders on a pro rata basis.

3.9                                 An Extraordinary General Meeting of Bookham will be held on 5 March 2004 at 10.00 a.m., at which the Directors will be seeking Shareholder approval:

(i)                                     to approve the terms of the Acquisition;

(ii)                                  to increase the authorised share capital of the Company from £1,000,000 to £1,500,000 by the creation of 150,000,000 additional Ordinary Shares;

(iii)                               to authorise the allotment of the Consideration Shares and Ordinary Shares pursuant to the exercise of the assumed New Focus Options, such authority to expire on the earlier of 15 months after the passing of the resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004 (the “Annual General Meeting”).

(iv)                              to authorise the allotment of the Company’s relevant securities provided that the authority is limited to: (a) the grant of options over relevant securities (and the allotment of relevant securities on exercise thereof) up to a nominal amount of £98,407 pursuant to any option scheme or schemes approved by Shareholders; and (b) any other allotment (otherwise than pursuant to (a) above) of relevant securities up to an aggregate nominal amount of £328,025, such authority to expire on the earlier of 15 months after the passing of the resolution or the conclusion of the Annual General Meeting; and

(v)                                 to authorise the allotment of the Company’s equity securities for cash as if statutory pre-emption rights did not apply to the allotment, provided that this power is limited to: (a) the grant of options over equity securities (and the allotment of equity securities on the exercise thereof) up to a nominal amount of £98,407 pursuant to any option scheme or schemes approved by Shareholders; (b) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and (c) any other allotment (otherwise than pursuant to (a) and (b) above) of equity securities up to an aggregate nominal amount of £49,203, such authority to expire on the earlier of 15 months after the passing of the resolution or the conclusion of the Annual General Meeting.

3.10                           In connection with the acquisition of the Nortel Business, the Company entered into a registration rights agreement pursuant to which the Company agreed to register for resale under the Securities Act, 61,000,000 Ordinary Shares issued to Nortel Networks or its affiliates in connection with the acquisition. Nortel Networks sold 30,000,000 of these Ordinary Shares in July 2003 in a private transaction.

3.11                           Save as disclosed in paragraphs 3.2(e), 3.3, 8.3(b) and 8.3(c) of this Part X and save for the allotment of Consideration Shares and Ordinary Shares pursuant to exercise of New Focus Options pursuant to the Acquisition Agreement, the exercise of the Warrants and the exercise of options granted under the Bookham share option schemes, the Directors have no present intention to allot any shares in the Company.

3.12                           Save as disclosed in paragraphs 3.2, 3.3, 5.1, 5.2 and 6 of this Part X, no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

3.13                           The Company does not hold any treasuary Shares as at 30 January 2004 (being the latest practicable date prior to the publication of this document).

4.          Memorandum and Articles of Association of Bookham

4.1     Memorandum of Association

The memorandum of association provides that the Company’s objects are: (i) to carry on the business of the design and manufacture of silicon integrated optical microchip based products; and (ii) to carry on any business, trade or activity that the directors deem to be related to the Company’s business and capable of enhancing the value or profitability of the Company’s business.

4.2     Articles of Association

The Articles of Association contain, inter alia, (and subject to relevant provisions of general English law and of the Listing Rules) the provisions set out below:

Rights in a winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the winding up of the Company, the balance of assets available for distribution:

•                                          after the payment of all of the Company’s creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•                                          subject to any special rights attaching to any class of shares,

is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the shareholders, divide among the shareholders the whole or any part of the Company’s assets in kind.

Alteration of share capital; allotment of shares

The Company may occasionally, by ordinary resolution:

•                                          increase the Company’s capital by a sum to be divided into shares of such amounts as the resolution prescribes;

•                                          consolidate and divide all or any of the Company’s share capital into shares of a larger nominal amount than the Company’s existing shares;

•                                          cancel any shares that, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce the Company’s share capital by the amount of the shares so cancelled; and

•                                          subdivide the Company’s shares into shares of a smaller nominal amount than is fixed by the Company’s memorandum of association, subject to English law. If the Company does so, the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

Subject to the provisions of applicable English law, the Company may purchase, or may enter into a contract under which the Company will or may purchase, any of the Company’s own shares of any class. This includes any redeemable shares. If there are in issue any shares or other securities that are convertible into the Company’s equity share capital of the class proposed to be purchased, then the Company will not purchase, or enter into a contract under which the Company will or may purchase, such equity shares, unless either:

•                                          the terms of issue of such convertible shares or other securities include provisions permitting the Company to purchase the Company’s own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

•                                          the purchase or the contract first has been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares or other securities.

Subject to the rights of the holders of shares set out in the Articles of Association, and the provisions of the Act, the Company may, by special resolution of the Shareholders, reduce the Company’s share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

Meetings of Shareholders

The Articles of Association require that an annual general meeting be held once in every year, within not more than 15 months after the holding of the last preceding annual general meeting, at a time and place determined by the Board. All other general meetings are deemed extraordinary general meetings. Extraordinary general meetings are held at the request of the Board or Shareholders representing at least one tenth of the Company’s share capital entitled to vote at general meetings.

Voting at any general meeting of Shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every Shareholder who is present in person at a general meeting has one vote regardless of the number of shares held. On a poll, every Shareholder who is present in person or by proxy has one vote per share held by that Shareholder. A poll may be demanded by any of the following:

•                                          the chairman of the meeting;

•                                          at least three Shareholders entitled to vote at the meeting;

•                                          any Shareholder or Shareholders representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders entitled to vote at the meeting; or

•                                          any Shareholder or Shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for the Company’s general meetings is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy. The Depositary votes in accordance with instructions received from the ADS holders.

Matters are transacted at the Company’s general meetings by the proposing and passing of resolutions, of which there are three kinds:

•                                          an ordinary resolution, which includes resolutions for the election of directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

•                                          a special resolution, which includes resolutions amending the Company’s memorandum of association or its Articles of Association or changing the Company’s name; and

•                                          an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up.

An ordinary resolution requires the affirmative vote of a majority of those persons voting at a meeting at which there is a quorum.

Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast the deciding vote in addition to any other vote he or she may have. Meetings are generally convened upon advance notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The days of mailing and delivery or receipt of the notice and the day of the meeting itself are not included.

Board action and powers

Under the Articles of Association the Board must comprise at least three Directors. The Directors can decide when to have meetings and how many of their number represent a quorum of the Board. Unless the Directors decide otherwise, two Directors are required for a quorum.

The Directors are given the power to manage the Company’s business and to use all of the powers stated in its memorandum of association and the Articles of Association. Without shareholder approval by way of an ordinary resolution, the Directors cannot authorise corporate borrowing of more than £300,000,000.

A Director cannot vote on any contract, any arrangement or any other kind of proposal in which he or a person connected with him has a material interest. This restriction does not apply in the following circumstances:

•                                          as a result of any interest he may have in Bookham shares, debentures or other securities;

•                                          on a resolution on giving of any security, guarantee or indemnity to such Director or any other person, for any money which he or that other person has lent or for any liability which he or that other person has incurred at the request, or for the benefit, of the Company or any of its subsidiaries;

•                                          on a resolution relating to the giving of any security, guarantee or indemnity to any other person for a debt or obligation owed by Bookham, or any of its subsidiaries, to that person, if the Director has taken responsibility for some or all of that debt or those obligations;

•                                          on a resolution on any proposal relating to an offer of any shares or debentures or other securities, for subscription or purchase by the Company or any of our subsidiaries, if the Director takes part because he is already a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

•                                          on a resolution about any proposal relating to another company in which he and persons connected with him have a direct or indirect interest of any kind, including holding any position in that company or being a shareholder of that company, unless the Director and persons connected with him hold an interest in shares representing 1 per cent. or more of the equity share capital or voting rights in that company;

•                                          in relation to any arrangement for the benefit of the employees of the Company or of any of its subsidiaries, which gives the Director only privileges or benefits which are also generally given to the employees to whom the arrangement relates; and

•                                          on a resolution about any proposal relating to any insurance which the Company proposes to maintain or purchase for the benefit of the Directors or for the benefit of a group of people which includes the Directors.

Pre-emptive rights

The Act confers upon shareholders, to the extent not disapplied, rights of pre-emption in respect of the allotment of equity securities (which term includes Ordinary Shares) that are, or are to be, paid up wholly in cash. These provisions may be disapplied by special resolutions of the Shareholders, either generally or specifically, for periods not exceeding fifteen months thereafter. See paragraph 3.5 of this Part X for details of existing disapplication of pre-emption rights for the Company.

Dividends

Under English law, dividends are payable on the Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Act. Holders of Ordinary Shares are entitled to receive such dividends as may be recommended by the Board and declared by the Shareholders in a general meeting.

The Board may pay Shareholders such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the Shareholders, the Board may also offer Shareholders the right to elect to receive share dividends by way of scrip dividend instead of cash.

The Company has not paid dividends on its shares since incorporation. It is Bookham’s present policy to retain all earnings for use in its business.

The Board may, with the sanction of an ordinary resolution of the Shareholders, capitalize any sum standing to the credit of any of the Company’s reserve accounts or its profit and loss account. Such capitalization shall be effected in accordance with the rights attached to any share, either by appropriating such sum to pay up in full any Ordinary Share which has not been issued and distributing the same to the Company’s shareholders in proportion to the number of shares which they hold, or by using it to pay some, or all, of any amount on any issued shares held by holders of shares which has not already been called up or paid in advance, if the Act and other laws and regulations relating to the Company allow.

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Act, upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

Transfer of Ordinary Shares

The Ordinary Shares can be transferred by a transfer in writing in the usual standard form or in any other form approved by the Directors. The transfer document must then be delivered to the Company’s registered office (or any other place decided upon by the directors) together with the certificate for the shares to be transferred and any other evidence which the directors require from the transferor confirming its entitlement to make the transfer. There is no fee payable to the Company for transferring shares. A share transfer form must be signed or made effective by the transferor and, in the case of shares which are not fully paid-up, by the transferee. The transferor will be treated as continuing to be the shareholder until the name of the transferee is put on the register for that share.

The Directors can refuse to register a transfer of any share which is not fully paid-up without giving any reason for so refusing. The Directors may not refuse to register the transfer of any such shares listed on the Official List or NASDAQ if this would stop dealings in the shares from taking place on an open and proper basis.

Under the City Code, a general offer for all of the Company’s equity and voting non-equity share capital must be made by any person or persons acting in concert who:

•                                          acquire shares which, together with shares already held by them, carry 30 per cent. or more of the Company’s voting rights; or

•                                          hold 30 per cent. to 50 per cent. of the Company’s voting rights and acquire shares provided that if such person or persons sell shares without reducing the holding to less than 30 per cent. subsequent acquisitions will be permitted provided that the shares acquired do not in any 12 month period exceed one per cent. of the Company’s voting share capital and the percentage holding of such person or persons resulting from such acquisitions does not exceed the highest percentage holding of such person or persons in the previous 12 months.

The offer must be made in cash, at not less than the highest price paid by the offeror or persons acting in concert with it in the previous 12 months. The City Code does not have the force of law. Compliance with it, however, is in practice required by any person wishing to use the facilities of the UK securities markets. The requirement for a general offer will not, however, apply to the Depositary in its capacity as such.

Disclosure of interests

Section 198 of the Act requires that if a Shareholder become directly or indirectly interested in three per cent. or more of any class of the Company’s issued shares, including Ordinary Shares held in the form of ADSs, that carry the right to vote at the Company’s general meetings, that Shareholder must notify the Company of this interest within two business days. After the three per cent. threshold is exceeded, the Shareholder must notify the Company in respect of increases or decreases of one per cent. or more.

For the purpose of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

•                                          in which a spouse or child or stepchild under the age of 18 is interested; or

•                                          in which a corporate body is interested; and, either

•                                          that corporate body or its directors generally act in accordance with that person’s directions or instructions; or

•                                          that person controls one-third or more of the voting power of that corporate body; or

•                                          in which another party is interested and the person and that other party are parties to a “concert party” agreement under Section 204 of the Act.

A concert party agreement is one that:

•                                          provides for one or more parties to acquire interests in shares of a particular company;

•                                          imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement; and

•                                          pursuant to which an interest in the company’s shares is in fact acquired by any of the parties to the agreement.

Certain interests defined in the Act, such as those held by investment fund managers, may be disregarded for the purposes of calculating the three per cent. threshold. However, the disclosure obligation will still apply where these interests exceed ten per cent. or more of any class of the Company’s relevant share capital and to increases or decreases of one per cent. or more thereafter.

In addition, Section 212 of the Act gives the Company the power to require persons who:

•                                          the Company knows have an interest in the Company’s shares; or

•                                          the Company has reasonable cause to believe have an interest in the Company’s shares; or

•                                          have had an interest in the Company’s shares at any time during the three years immediately preceding the date on which the notice is issued to confirm that fact or to indicate whether or not that is the case. Where that person holds or, during the relevant time, held any interest in the Company’s shares, the Company can require that person to give such further information as may be required relating to that interest and any other interest in the shares of which that person is aware.

Where the Company serves notice under the foregoing provisions on a person that is or was interested in the Company’s shares and that person fails to give the Company any information required by the notice within the time specified in the notice, the Company may apply to the English courts for an order. This order may direct that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of such shares. These rights include, other than in liquidation, payments in respect of such shares.

A person who fails to fulfill the obligations imposed by Sections 198 and 212 of the Act described above may be subject to criminal penalties.

Retirement of Directors

There is no limit on the number of years any Director may serve as a Director. At every annual general meeting, any Director who was elected or last re-elected at or before the annual general meeting held in the third calendar year before is subject to retirement by rotation. A Director retiring by rotation may be re-elected at any general meeting. Furthermore, the Act provides that a Director can be removed from office at any time by a majority vote of the Shareholders. The Articles of Association do not require Directors to retire at a specific age.

Limitations on voting and shareholding

There are no limitations in English law or in the Company’s memorandum of association or the Articles of Association that are specific to non-residents or foreign persons who hold or have the right to vote in respect of the Ordinary Shares or ADSs.

Under the Articles, for so long as Nortel Networks or Nortel Group Members or associates, individually or collectively hold more than 5% or more of the issued ordinary share capital of the Company there are restrictions on the exercise of their voting rights in relation to the Ordinary Shares, insofar that the Chairman in his absolute discretion shall determine that:

(a)                                  on a show of hands such votes shall be counted as abstained and not counted in the vote; or

(b)                                 on a poll such votes shall be counted in the same proportions as other shareholders voting on the poll shall have voted regardless of how Nortel Networks or Nortel Group Members or associates actually voted.

The restrictions on the voting rights of Nortel Networks or Nortel Group Members or associates will not apply to resolutions varying or suspending the rights attaching to the Ordinary Shares.

5.          Bookham Share Schemes

5.1     Employee Plans

The Board and, where appropriate, Shareholders have approved five schemes under which those employees and directors who are eligible may obtain share options (“Bookham Share Schemes”). The main features of Bookham Share Schemes are summarised below.

1995 Employee Share Option Scheme

The 1995 Employee Share Option Scheme was approved by the Board and the Shareholders in July 1995 and has not been approved by the UK Inland Revenue. Options were issued under the 1995 scheme until 29 September 1998, when the Board decided not to issue any further options under this scheme. Options previously granted under the 1995 scheme, however, continue to be valid and governed by the rules. As of 30 January 2004 (being the latest practicable date prior to publication of this document), options to purchase 619,235 Ordinary Shares were outstanding. All outstanding options are fully vested and exercisable.

The Shareholders on 12 June 2002 adopted a resolution that has the effect of capping the number of new Ordinary Shares which may be placed under option pursuant to the 1998 Employee Share Option Scheme. the 2001 Approved Employee Share Option Scheme, the 2001 Approved Sharesave Scheme, the ESPP and any other employee share scheme to be established by the Company, at an amount equal to 10 per cent. of its issued ordinary share capital within any ten year period, not counting for purposes of this limit any shares subject to options or rights granted before 18 April 2000, the date of the Company’s initial public offering.

1998 Employee Share Option Scheme

The 1998 Employee Share Option Scheme was adopted by the Board and the Shareholders in September 1998 and has not been approved by the UK Inland Revenue. Unless terminated sooner, the 1998 scheme will terminate in 2008. The rules of the scheme provide for the grant of options and performance options to the Company’s and its subsidiaries’ employees, officers, directors or consultants. The Board may impose conditions or limitations on the exercise of any performance options granted under the 1998 Scheme, provided that those conditions or limitations relate to the performance of the participant in connection with his or her employment or Bookham’s financial condition.

Options granted under the 1998 scheme must generally be exercised within three months after the termination of the participant’s status as an employee, officer, director or consultant, provided that the option was exercisable when the participant ceased to be an employee, officer, director or consultant. If a participant is terminated for cause, the participant’s options will immediately be cancelled. In the event that an participant dies or becomes disabled, the participant’s estate or representative has one year to exercise any options that were exercisable on the date of death or disability. In any case, no options may be exercised after they have expired. Options granted under the 1998 scheme may not be transferred, assigned, pledged or charged. If a participant purports to transfer, assign, pledge or charge any options, they are automatically cancelled. As of 30 January 2004 (being the latest practicable date prior to publication of this document), options to purchase 24,554,942 Ordinary Shares were outstanding.

2001 Approved Employee Share Option Scheme (formerly known as the 2000 Approved Employee Share Option Scheme)

The 2001 Approved Employee Share Option Scheme was adopted in February 2000 and approved by the UK Inland Revenue in 2001. The executive Directors and employees, including the employees of its subsidiaries, are eligible to participate in this scheme. The Company is entitled to grant options at no cost to those eligible employees selected by the Compensation Committee and vesting may include performance criteria. The option price is the market value of the shares on the date of grant. Options are normally exercisable, subject to any performance condition being satisfied, between the third and tenth anniversaries of grant. No option may be exercised more than ten years after its grant. As of 30 January 2004 (being the latest practicable date prior to publication of this document), there were no options outstanding under this scheme.

2001 Approved Sharesave Scheme (formerly known as the 2000 Approved Sharesave Scheme)

The Board and Shareholders approved this scheme in 2000 and it was approved by the UK Inland Revenue in 2001. All the Company’s employees and full-time Directors and those of its subsidiaries with five years service (or such shorter period as the Directors may determine) are eligible to participate in this scheme. All options issued under this plan must be linked to a contractual savings scheme entered into by each participant. Participants may currently save between £10.00 and £250.00 per month and the savings contract requires either 36 or 60 monthly contributions by payroll deduction.

Options will not normally be exercisable after three or five years, and may be exercised only with an amount not exceeding the available proceeds of the savings contract. The exercise price is determined by the Board not later than the date of grant of an option and shall not in any event be less than the higher of the nominal value of a share and 85 per cent. of the mid-market price on the day preceding the date on which invitations to apply for options are issued. As of 30 January 2004 (being the latest practicable date prior to publication of this document), there were options to purchase 167,735 Ordinary Shares outstanding under this scheme.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the “ESPP”) was approved by Shareholders in June 2002. All employees of any of the Company’s subsidiaries which are designated as participating companies are eligible to participate. The grant of options is dependent on the monthly savings made by employees. The option price is 85% of the market value of the Company’s ADSs on the first day of the savings period. Options become exercisable at the end of a purchase period. The purchase period is determined by the Company. As of 30 January 2004 (being the latest practicable date prior to the publication of document) the total options authorised for issuance under the ESPP was 14,334,759 Ordinary Shares or, if less, 10% of the Company’s issued share capital when combined with options granted under any of the Company’s employee share schemes, excluding rights granted prior to 18 April 2000. The ESPP is not approved by the Inland Revenue, but is designed to take advantage of certain US tax benefits. As of 30 January 2004 (being the last practicable date prior to the publication of this document) there were no options outstanding under this plan.

5.2     Outstanding Options

(a)                                  The table below shows details of the options that were outstanding to Directors under Bookham Share Schemes on 30 January 2004 (the latest practicable date prior to the publication of this document). No consideration was paid for the grant of the options:

Name	Date Option Granted	Exercise Period	Option Exercise Price per Ordinary Share (£)	Number of Ordinary Shares

Giorgio Anania	07/09/98	07/03/00-7/09/08	1.083	280,000
	24/03/99	31/12/00*-24/3/09	1.200	180,000
	02/04/99	02/10/00-2/04/09	1.200	600,000
	13/03/00	31/12/01*-13/3/10	10.00	180,000
	03/08/01	03/02/03-3/08/11	1.710	1,000,000
	08/02/02	08/08/03-8/02/12	1.22	224,000
	14/11/02	15/11/03*-14/11/12	0.780	1,207,360
	25/09/03	01/01/04-25/09/13	1.3525	2,035,593
David Simpson	15/04/98	15/10/01-15/4/08	0.847	333,600
	18/06/99	18/6/99-18/6/09	1.20	76,110
	30/04/01	30/4/01-30/4/11	3.23	64,378
	12/06/02	12/06/02-12/6/12	0.79	12,000
	11/06/03	12/06/03-11/06/13	0.985	12,000
Robert J Rickman	18/06/99	18/6/99-18/6/09	1.20	76,110
	30/04/01	30/4/01-30/4/11	3.23	64,378
	12/06/02	12/6/02-12/06/12	0.79	12,000
	11/06/03	12/6/03-11/06/13	0.985	12,000
Lori Holland	20/01/99	20/1/99*-20/1/09	1.083	256,338
	18/06/99	18/6/99-18/6/09	1.20	76,110
	30/04/01	30/4/01-30/4/11	3.23	64,378
	12/06/02	12/6/02-12/6/12	0.79	12,000
	11/06/03	12/6/03-11/06/13	0.985	12,000
W Arthur Porter	15/04/98	15/10/01-15/4/08	0.847	243,235
	30/04/01	30/4/01-30/4/11	3.23	64,378
	12/06/02	12/6/02-12/6/12	0.79	12,000
	11/06/03	12/6/03-11/06/13	0.985	12,000
Jack Kilby	31/01/00	31/1/00-31/1/10	4.322	76,110
	30/04/01	30/4/01-30/4/11	3.23	40,236
	12/06/02	12/6/02-12/6/12	0.79	12,000
	11/06/03	12/6/03-11/06/13	0.985	12,000
Joseph Cook	11/06/03	12/6/03-11/06/13	0.985	12,000

*                                         These options vest and become exercisable upon the completion of specified performance requirements.

None of the share options detailed above have lapsed during the last year.

(b)                                 In addition to those options detailed in paragraph 5.2(a) above, there were options over 21,702,870 Ordinary Shares outstanding on 30 January 2004 (the latest practicable date prior to publication of this document). No consideration was paid for the grant of the options.

6.          Directors’, Proposed Directors’ and Principal Shareholders’ Interests in Bookham

6.1                                 The percentage of beneficial ownership for each Director, Proposed Director and other Shareholder is based on 216,843,089 Ordinary Shares outstanding as of 30 January 2004 (being the latest practicable date prior to publication of this document) and 295,222,805 Ordinary Shares outstanding immediately after Completion.

				Percentage of Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Ordinary Shares	Number of Options/Warrants		Prior to the Acquisition	Immediately after Completion

Directors:
Andrew Rickman(1)	27,673,809	—		12.76	9.37
Giorgio Anania	237,630	5,706,953		0.11	0.08
Lori Holland	—	420,826		—	—
Jack St Clair Kilby	—	140,346		—	—
W Arthur Porter	—	331,613		—	—
Robert Rickman(2)	1,148,878	164,488		0.53	0.39
David Simpson	386,561	498,088		0.18	0.13
Joseph Cook	—	12,000		—	—
Proposed Directors:
Winston Fu	—	—		—	—
Peter Bordui	—	—		—	—
Three Per Cent. Shareholders (other than Directors):
Rickman 1998 Accumulation and Maintenance Settlement Trust	9,000,000	—		4.15	3.05
Aviva plc(3)	27,852,441	—		12.84	9.43
Nortel Networks(4)	31,000,000	9,000,000	(5)	14.30	10.50
Goldman Sachs Group, Inc.	10,817,986	—		4.99	3.66

(1)      Includes 9,000,000 Ordinary Shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust of which Andrew G. Rickman is a trustee.

(2)      Includes 999,000 Ordinary Shares held by Marion Rickman, the wife of Robert J. Rickman.

(3)      Morley Fund Management Limited, a subsidiary of Aviva plc, holds all of the 27,852,441 Ordinary Shares.

(4)      Includes 23,789,415 Ordinary Shares held by Nortel Networks Limited and 7,210,585 Ordinary Shares held by Nortel Networks Optical Components Limited.

(5)      Representing the Warrants.

6.2                                 Save as disclosed above, none of the Directors or their immediate families or any person connected with a Director within the meaning of section 346 of the Act which would, if the connected person were a Director, be required to be notified in compliance with the Act, and the existence of which is known to or could with reasonable diligence be ascertained by the Director had, at 30 January 2004 (the latest practicable date prior to the publication of this document) or will have, so far as the Directors are aware, immediately following the Acquisition becoming unconditional, any interest (beneficial or non-beneficial) in the Ordinary Shares, which interest will then be required to be notified to Bookham pursuant to section 324 or section 328 of the Act or entered in the register maintained by Bookham under the provisions of section 325 of the Act.

6.3                                 Save as disclosed above, so far as is known to the Company, no person is, directly or indirectly, interested in 3 per cent. or more of its issued share capital.

7.          Subsidiary Undertakings

The Company is the ultimate parent company of the Group and has the following subsidiary undertakings. Each subsidiary undertaking is wholly owned and included in the consolidated accounts of the Company. Each of the subsidiaries operates in its country of incorporation.

Name	Country of Incorporation	Principal Activities	Registered Office

Bookham Technology, Inc.	US	Distribution of the Company’s products	9140 Old Annapolis Road Columbia MD 21045
Bookham Technology KK	Japan	Distribution of the Company’s products	18-15 Higashi-Yaguchi 2-Chome Ota-ku Tokyo 146-0094
Bookham Canada, Inc.	Canada	Holding Company	PO Box 7289, Station A, 44 Chipman Hill, 10th Floor Saint John, New Brunswick
Bookham Exchange, Inc.	Canada	Holding Company	PO Box 7289, Station A, 44 Chipman Hill, 10th Floor Saint John, New Brunswick
Bookham (Switzerland) AG	Switzerland	Manufacturing and distribution of the Company’s products	BinzStrasse 17 CH-8045 Zurich
Ignis Optics, Inc.	US	Manufacturing and distribution of the Company’s products	Corporation Trust Center 1209 Orange Street City of Wilmington County of New Castle, Delaware
Budapest Acquisition Corpn.(1)	US	Dormant	Corporation Trust Center 1209 Orange Street City of Wilmington County of New Castle, Delaware

(1)                                  Budapest Acquisition Corp. on Completion will, pursuant to the terms of the Acquisition Agreement, merge with and into New Focus and New Focus will survive as a wholly owned subsidiary of Bookham.

8.          Material Contracts of Bookham

8.1                                 Except as disclosed or referred to in paragraphs 8.2 and 8.3 below:

(a)                                  no contracts other than contracts entered into in the ordinary course of business, or contracts that have been made available for inspection within the last two years and which are available for inspection as set out in paragraph 21 of this Part X have been entered into by any member of the Group within the two years immediately preceding the date of this document which are, or may be, material; and

(b)                                 no contracts have been entered into by any member of the Group, not being contracts entered into in the ordinary course of business, which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

8.2                                 The following documents have been available for inspection within the last two years. These agreements are available for inspection as set out in paragraph 21 of this Part X:

(a)                                  the acquisition agreement dated 25 January 2001 between the Company, Bookham Acquisition Inc., Bookham Exchange Inc. and the shareholders of Measurement Microsystems summarised in the circular to the Shareholders issued by the Company on 14 January 2002;

(b)                                 the acquisition agreement dated 17 December 2001 between the Company, Marconi Optical Components Limited and Marconi Corporation plc summarised in the circular to Shareholders issued by the Company on 14 January 2002;

(c)                                  the non-exclusive supply agreement dated 1 February 2002 between the Company and Marconi Communications, Inc., a wholly owned subsidiary of Marconi plc summarised in the Nortel Listing Particulars;

(d)                                 the acquisition agreement dated 7 October 2002 between the Company and Nortel Networks, summarised in the Nortel Circular;

(e)                                  the Series A unsecured loan notes of the Company and the Series B secured loan notes of the Company issued to certain Nortel Group Members on 8 November 2002, summarised in the Nortel Circular;

(f)                                    the supply agreement dated 8 November 2002 between the Company and Nortel Networks, summarised in the Nortel Circular;

(g)                                 the relationship deed dated 8 November 2002 between the Company and Nortel Networks, summarised in the Nortel Circular;

(h)                                 the Warrants issued on 8 November 2002, as summarised in the Nortel Circular;

(i)                                     the registration rights agreement dated 8 November 2002 between the Company and Nortel Networks, as summarised in the Nortel Listing Particulars; and

(j)                                     the sponsor’s agreement dated 7 October 2002 between the Company and Morgan Stanley & Co Limited, as summarised in the Nortel Listing Particulars.

8.3                                 In addition to the documents detailed in paragraph 8.2 above, the following agreements have been entered into by a member of the Group in the two years immediately prior to the publication of this document and are otherwise than in the ordinary course of business:

(a)                                  On 21 September 2003, the Company, Budapest Acquisition Corp. (a wholly owned subsidiary of Bookham) and New Focus entered into an Acquisition Agreement, which is governed by the laws of the State of Delaware, US, whereby the Company has agreed, subject to the satisfaction of certain conditions, including Shareholder and New Focus Stockholder approval, to acquire from the New Focus Stockholders the entire issued share capital of New Focus.

Under the terms of the Acquisition Agreement, Budapest Acquisition Corp., will merge with and into New Focus, with New Focus surviving as a wholly owned subsidiary of Bookham.

The aggregate consideration for the Acquisition is to be up to 86,000,000 new Ordinary Shares comprising 78,379,716 Consideration Shares and up to 7,620,284 new Ordinary Shares reserved for the exercise of the assumed New Focus Options. Under the terms of the Acquisition Agreement, each outstanding share of New Focus common stock will be automatically cancelled and converted into the right to receive 1.2015 ADSs, or, at the election of the holder of New Focus common stock, the equivalent number of Ordinary Shares.

If the conditions of the Acquisition are met, immediately prior to Completion, each New Focus Stockholder will be entitled to receive a cash distribution from New Focus in the amount of $2.19 per share of New Focus common stock held.

The Acquisition Agreement contains a number of customary representations and warranties made by New Focus, Bookham and Budapest Acquisition Corp. Bookham and Budapest Acquisition Corp. have also represented that Budapest Acquisition Corp. was formed solely for the purpose of engaging in the transactions contemplated by the Acquisition Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by the Acquisition Agreement.

New Focus and Bookham have each agreed that, unless approved by the other party, during the period between the signing of the Acquisition Agreement and Completion they will, and will cause each of their subsidiaries to, inter alia, act and carry on their business in the ordinary course in substantially the same manner as previously conducted, pay their debts and taxes and perform their other obligations when due (subject to good faith disputes over such debts, taxes or obligations), comply with all applicable laws, rules and regulations, and use commercially reasonable efforts, consistent with past practices, to maintain and preserve their and each of their subsidiary’s present business organisation, assets and properties, keep available the services of their present officers and employees and preserve their business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with them.

Pursuant to the terms of the Acquisition Agreement, after Completion for a period of six years to the extent permitted by law, Bookham will indemnify and will cause the Enlarged Group to indemnify the individuals who are or were directors or officers of New Focus as of or before Completion for any judgments, fines, liabilities, claims, losses and damages they incur arising out of or pertaining to matters existing or occurring at or prior to Completion, whether asserted or claimed prior to or after Completion, to the extent that such obligations to indemnify and hold harmless existed on the date of the Acquisition Agreement.

Additionally, for a period of six years after Completion, Bookham will cause the Enlarged Group to maintain (to the extent available in the market) in effect a directors’ and officers’ liability insurance policy covering those persons who were covered by New Focus’ directors’ and officers’ liability insurance policy on the date of the Acquisition Agreement, with coverage in amount and scope at least as favourable to such persons as New Focus’ existing coverage on the date of the Acquisition Agreement.

Two directors of the current board of directors of New Focus will join the Board as non-executive Directors on Completion.

New Focus has agreed to pay the Company a termination fee of $7 million (£3.8 million) if the Acquisition Agreement is terminated, by the Company, under certain circumstances, including, inter alia, if:

•                                          the Acquisition is not consummated by 21 April 2004 and New Focus, at the time of termination, is in wilful breach of certain of its obligations under the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition;

•                                          New Focus Stockholders do not adopt the Acquisition Agreement at their stockholders’ meeting (provided that Bookham’s material breach of or its failure to fulfill its material obligations under the Acquisition Agreement has not been a principal cause of the inability to obtain the New Focus Stockholders’ consent), if, at the time of such termination New Focus is in wilful breach of any of its covenants or agreements in the Acquisition Agreement and such breach has been the principal cause of the inability to consummate the Acquisition or the failure to obtain the requisite vote of the New Focus Stockholders in favour of the Acquisition; or

•                                          the New Focus board of directors, or any committee of the New Focus board of directors, fails to recommend the approval of adoption of the Acquisition Agreement to the New Focus Stockholders or withdraws or modifies its recommendation of the Acquisition to New Focus Stockholders.

(b)                                 On 3 July 2003, the Company entered into an asset purchase agreement with Bookham Technology, Inc. and Cierra under which, inter alia, the Company acquired substantially all of the business, assets, properties and rights and certain identified liabilities of Cierra in consideration for:

•                                          3,071,484 Ordinary Shares;

•                                          up to 4,200,000 Ordinary Shares should the Cierra business meet a revenue target of at least $5 million in the 12 month period to 1 October 2004 or at least $8.5 million in the 12 month period to 1 October 2005.

Pursuant to the asset purchase agreement, Bookham agreed to indemnify Cierra against legal fees or expenses up to $1,000,000 in relation to a litigation claim brought against Cierra.

(c)                                  On 24 September 2003, the Company entered into an agreement and plan of merger with Bookham Technology, Inc., Ingrid Acquisition Corp. and Ignis under which, inter alia, the Company acquired the entire issued share capital of Ignis in consideration for:

•                                          8,020,816 Ordinary Shares;

•                                          48,836 warrants over Ordinary Shares; and

Up to an additional 780,843 Ordinary Shares may be issued in early 2005 should Ignis meet a revenue target of at least $4 million for financial year 2004.

9.          Material contracts relating to New Focus

9.1                                 Except as disclosed or referred to in paragraph 9.2 below:

(a)                                  no contracts other than contracts entered into in the ordinary course of business, have been entered into by any member of the New Focus Group within the two years immediately preceding the date of this document which are, or may be, material; and

(b)                                 no contracts have been entered into by any member of the New Focus Group, not being contracts entered into in the ordinary course of business, which contain any provision under which any member of the New Focus Group has any obligation or entitlement which is material to the New Focus Group as at the date of this document.

9.2                                 The following agreements have been entered into by a member of the New Focus Group in the two years immediately prior to the publication of this document and are otherwise than in the ordinary course of business;

(a)                                  New Focus entered into an Asset Purchase Agreement with Finisar Corporation on 24 April 2002, as amended as of 10 May 2002, under which, inter alia, Finisar Corporation acquired the physical assets associated with New Focus’ passive optical component product line in consideration for 4,027,446 shares of Finisar Corporation common stock under the terms of the agreement. Under the terms of New Focus’ agreement to sell its passive optical component line to Finisar Corporation, New Focus is to receive guaranteed minimum royalties totaling $5.4 million. In the third quarter of 2003 New Focus received $1.4 million as the first of three annual minimum royalty payments. New Focus is due to receive the remaining two annual minimum royalty payments of $2.0 million each in the third quarter of 2004 and 2005;

(b)                                 On 23 May 2002, New Focus entered into an Asset Purchase Agreement with Intel Corporation, under which, inter alia New Focus sold its network tunable laser technology to Intel Corporation for $50 million in cash. Under the terms of New Focus’ agreement with Intel Corporation, New Focus agreed to indemnify Intel Corporation up to a maximum aggregate amount of $7 million incurred in connection with the sale of New Focus’ network tunable laser technology to Intel Corporation;

(c)                                  New Focus entered into an Agreement and Plan of Merger with JCA Technology, Inc., JCA Acquisition Corporation, James Chao and certain other shareholders of JCA Technology, Inc. dated as of 25 October 2000, as amended as of 21 December 2000 and 16 January 2001 under which New Focus acquired JCA Technology for consideration consisting of 10,033,556 shares of New Focus common stock and $75 million in cash. The Agreement and Plan of Merger contains a number of customary representations and warranties made by New Focus, JCA Technology, Inc., JCA Acquisition Corporation, James Chao and certain other shareholders of JCA Technology, Inc.;

(d)                                 New Focus entered into a Merger Agreement and Plan of Reorganization with, amongst others,  Globe Y. Technology, Inc., Nectar Acquisition Corporation and Howard Yue dated as of 25 October 2000, as amended as of 7 February 2001 and 13 February 2001 under which New Focus acquired Globe Y. Technology, Inc. for consideration consisting of 1,055,264 shares of New Focus common stock. The Merger Agreement and Plan of Reorganization contains a number of customary representations and warranties made by New Focus, Globe Y. Technology, Inc., Howard Yue and Nectar Acquisition Corporation; and

(e)                                  New Focus entered into a Preferred Stock Rights Agreement dated 26 July 2001 and as amended as of 29 September 2003, with Equiserve Trust Company, N.A., pursuant to which New Focus issued a non-taxable dividend of one right for each share of its common stock held by stockholders of record as of the close of business on 31 August 2001. Each right will initially entitle stockholders to purchase for $40.00 a fractional share of the company’s preferred stock with economic terms similar to those of one share of the company’s common stock. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. If a person or group acquires or announces a tender or exchange offer that would result in the acquisition of fifteen percent or more of the company’s common stock while the stockholder rights plan remains in place, all rights holders, except the acquiring person or group, will be entitled to acquire the company’s common stock at a discount.

10.   Directors’ and Proposed Directors’ other directorships

10.1                           The names of all other companies (other than subsidiaries of Bookham) in which the Directors have been a director and/or in relation to partnerships the names of all partnerships in which the Directors are or were partners at any time in the previous five years as set out below:

Name	Company/partnership	Continuing directorship/ partnership

Andrew Rickman	Clarenshelf 43 Ltd	Yes
	Lynton Downs Ltd	Yes
	Central Laboratory Innovation and Knowledge Transfer Ltd	Yes

David Simpson	Aloti Ltd	No
	Elvingson Science Centre Ltd	Yes
	Healthscribe Inc.	No
	Printable Fields Emitters Ltd	Yes
	SPLITS Ltd	No
	Albacom Ltd	No
	Electronic Book Factory Ltd	No
	Genesis Consulting	No
	Hypertec Ltd	No
	Isocom Components Ltd	Yes
	Lifor Ltd	Yes
	Light Technology Ltd	Yes
	Photonic Materials Ltd	No
	SDSL Ltd	No
	Sigtronics Ltd	Yes
	Simpson Research Ltd	Yes
	Vibtech Ltd	No
	Far Blue Ltd	No
Giorgio Anania	—	—
Lori Holland	Valley Medical Center Foundation	Yes
W. Arthur Porter	ESI	Yes
	SISCO	Yes
	Critical Technologies, Inc.	Yes
	SouthWest NanoTechnologies Inc.	Yes
Jack St. Clair Kilby	—	—
Robert Rickman	FIM Services Ltd	No
	Lynton Downs Ltd	Yes
	Knapdale Nominees Ltd	Yes
	GSL Capital (NZ) Ltd	Yes
	Nitens Services Ltd	Yes
	Clarenshelf 43 Ltd	Yes
	TFF Ltd	No
	GSL Capital Ltd	No
	Highland Timber plc	Yes
	CSC LLC	Yes
Joseph Cook	—	—
Winston Fu	Alchemy Semiconductor Inc.	No
	Clerios Inc.	No
	kSARIA Corporation	No
	Brion Technologies, Inc.	Yes
	CiraNova, Inc.	Yes
	Forte Design Systems Inc.	Yes
	Princeton Lightwave, Inc.	Yes
	Spectralane, Inc.	Yes
	T-Networks, Inc.	Yes
	Teknovus, Inc.	Yes
	New Focus, Inc.	Yes
	Presidio Management Group VII, LLC	Yes
	Presidio Management Group VIII, LLC	Yes
	U.S. Venture Partners	Yes

Peter Bordui	Photonic Materials, Ltd	Yes
	Intense Photonics, Ltd	No
	New Focus, Inc.	Yes

10.2                           None of the Directors have:

(a)                                  been a partner in any partnership at any time in the five years prior to the date of this document, other than as disclosed in paragraph 10.1 above;

(b)                                 any unspent convictions in relation to indictable offences;

(c)                                  been declared bankrupt or entered into any individual voluntary arrangement;

(d)                                 whilst a director with an executive function of any company, entered into, or been a director in any company in the twelve months prior to any such company entering into, any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with any such company’s creditors generally or any class of any such company’s creditors;

(e)                                  whilst a partner of any partnership entered into, or been a partner in the twelve months prior to such partnership entering into, any compulsory liquidations, administrations or partnership voluntary arrangements;

(f)                                    entered into any receivership of any asset or, as a partner, entered into the receivership of any asset or been, at any time in the 12 months preceding the receivership of any asset of a partnership, a partner of such partnership; or

(g)                                 been publicly criticised by any statutory or regulatory authority including any designated professional body and has never been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

10.3                           No loans or guarantees have been granted or provided to, or for the benefit of, the Directors by any company within the Group.

11.   Consent

Ernst & Young LLP has given and has not withdrawn its written consent to the inclusion of its letters in Section E of Part V and in Part VI of this document and to the references thereto and to its name in the form and context in which they are included and has authorised the contents of its reports and the letters for the purposes of Regulations 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

12.   Working Capital

In the opinion of the Company, the working capital available to the Enlarged Group is sufficient for the Enlarged Group’s present requirements, that is for at least the next 12 months from the date of publication of this document.

13.   Significant Changes relating to Bookham

There has been no significant change in the financial or trading position of the Group since 28 September 2003, being the date to which the most recent unaudited quarterly results, set out in Section B of Part V, were published.

14.   Significant Change relating to New Focus

There has been no significant change in the financial or trading position of the New Focus Group since 28 September 2003, being the date to which its most recent unaudited quarterly results, set out in Section D of Part V, were published.

15.   Litigation relating to Bookham

Neither the Company nor any of its subsidiaries is, or has been, engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware, which may have or has had during the twelve months prior to the date hereof, a significant effect on the Group’s financial position.

16.   Litigation relating to New Focus

On 13 February 2002, Howard Yue, the former sole shareholder of Globe Y Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, Case No. CV808031, and asserts claims stemming from New Focus’ acquisition of Globe Y. The plaintiff has amended his complaint several times following the Court’s dismissal of his earlier complaints. Currently, the plaintiff’s third amended complaint alleges eight causes of action against defendants New Focus, Ken Westrick, William Potts, Jr. and Timothy Day as follows: violation of §25400 and §25500 of the California Corporations Code against New Focus and Ken Westrick; violation of §§1709-1710 of the California Civil Code against all defendants; violation of §17200 and §17500 of the California

Business & Professions Code against New Focus; fraud and deceit by concealment against all defendants; fraud and deceit by active concealment against all defendants; fraud and deceit based upon non-disclosure of material facts against all defendants; negligent misrepresentation against all defendants; and breach of contract and the duty of good faith and fair dealing against New Focus. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief.

On 6 October 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages arising from Mr. Yue’s misrepresentations to New Focus in the acquisition of Globe Y by New Focus. Discovery is ongoing in both the lawsuit by Mr. Yue and New Focus’ cross-complaint. New Focus has certain counterclaims against Mr. Yue as well as the following defences against Mr. Yue’s claims: the doctrines of estoppel, waiver and consent; plaintiff’s coming to the action with unclean hands; plaintiff’s breach of contract; plaintiff’s failure to fulfil any contractual conditions precedent; plaintiff’s failure to mitigate damages, if any; plaintiff’s negligence; the lack of an existence of a fiduciary or confidential relationship with the plaintiff; the causing of plaintiff’s damages, if any, by intervening events; and plaintiff’s fraudulent conduct. New Focus intends to conduct a vigorous defence of this lawsuit. The cross-complaint seeks unspecified economic, punitive, and exemplary damages, prejudgement interest, costs and equitable and general relief.

Save as disclosed in the above two sub-paragraphs of this paragraph 16, neither New Focus nor any of its subsidiaries is, or has been, engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware, which may have or has had during the twelve months prior to the date hereof, a significant effect on the New Focus Group’s financial position.

17.   Settlement and listing and dealings

17.1         Settlement

The Consideration Shares will be in registered form and will be capable of being held in certificated or uncertificated form. Upon Completion, the Company will (subject to New Focus complying with all its obligations under the Acquisition Agreement) through its exchange agent allot and issue to the New Focus Stockholders the Consideration Shares in the form of ADSs, credited as fully paid, or at the election of the New Focus Stockholders, as Ordinary Shares. The Consideration Shares will rank pari passu in all respects with the Existing Shares, including the right to all dividends and other distributions declared thereon after the date on which they are issued.

No temporary documents of title will be issued in respect of the Consideration Shares.

17.2         Listing and dealings

The Ordinary Shares are currently listed on the Official List and traded on the London Stock Exchange’s main market for listed securities. ADS’s, each representing one Ordinary Share, are quoted on the NASDAQ National Market.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on its main market for listed securities. It is expected that Admission of the Consideration Shares will become effective, and that trading on the London Stock Exchange in the Consideration Shares will commence, as soon as practicable following Completion which is expected to be 8 March 2004.

18.   Exchange Rates

In this document, where appropriate and for illustrative purposes only, amounts quoted in United States dollars have been converted into sterling, (i) in the case of the termination fee that New Focus has agreed to pay the Company, the increase in cash reserves from New Focus and in one risk factor relating to New Focus entitled “The cost and complexity of complying with government regulations could adversely affect New Focus’ business”, at the rate of US$1.82 to £1.00; and (ii) in all other cases, at the rate of US$1.66 to £1.00.

19.   General

19.1                           There are currently no foreign exchange control restrictions on the Company’s ability to pay dividends on the Ordinary Shares or on the conduct of the Company’s operations imposed by English law.

19.2                           The issue price for each Consideration Share will be the middle market quotation of an Ordinary Share, as derived from the Official List, on the last business day before the posting of this document and therefore they will not be issued at a premium to market value.

20.   Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on the Company’s current expectations, estimates and projections about its industry, its beliefs and assumptions. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the Company’s control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. A number of principal risks and uncertainties known at this time are described at Part IV of this document, entitled “Risk Factors”, and elsewhere in this document. The Company cautions Shareholders and prospective Shareholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this document. The forward-looking statements made in this document relate only to events as of the date on which the statements are made.

21.   Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the earlier of Completion or termination of the Acquisition Agreement:

21.1                                                                           the memorandum of association of Bookham and the Articles;

21.2                                                                           the audited consolidated accounts of Bookham for the periods ended 31 December 2000, 31 December 2001 and 31 December 2002 and the unaudited quarterly results for the nine months ended 28 September 2003;

21.3                                                                           the audited consolidated accounts of New Focus for the periods ended 30 December 2000, 30 December 2001 and 29 December 2002 and the Form 10-Q filed with the SEC in relation to the nine months ended 28 September 2003;

21.4                                                                           the letter from Ernst & Young LLP regarding the reconciliations of the financial information on New Focus to UK GAAP set out in Section E of Part V of this document;

21.5                                                                           the letter from Ernst & Young LLP regarding the pro forma statement of net assets set out in Part VI of this document;

21.6                           the Proxy Statement/Prospectus;

21.7                                                                           the Circular;

21.8                                                                           the written consent referred to in paragraph 11 of this Part X of this document;

21.9                                                                           the service agreements, letters of engagement and proposed letters of engagement referred to in Part VIII of this document;

21.10                                                                     the material contracts referred to in paragraphs 8 and 9 of this Part X of this document; and

21.11                     this document.

3 February 2004

PART XI

GLOSSARY OF TECHNICAL TERMS

“III-V”	semiconductor materials used in the manufacture of products that transmit and receive light
“980nm”	980nm pump lasers used within EDFA’s to amplify light in DWDM transmission systems
“actuator”	a mechanism that causes a device to be turned on or off, adjusted or moved
“actives”	devices that require a source of energy for their operation and has an output that is a function of present and past signals
“amplifier”	amplifiers are inserted within a transmission path and boost the strength of an electronic or optical signal
“APD”	Avalanche Photodiode, a photodiode that exhibits internal amplification of photocurrent through avalanche multiplication of carriers in the junction region
“ASOC”	the trademark name for the Bookham silicon technology

“bandwidth”	the width of a communication channel, i.e. the difference between the upper and lower bands
“CW tunable lasers”	continuous wave tunable lasers
“demultiplexer”	a module that separates two or more signals previously combined by compatible multiplexing equipment
“dielectric”	an insulator
“DWDM”

Dense Wavelength Division Multiplexing, a technology that allows transmission rates to increase to 20, 40 or 80 gigabits per second. This is achieved by increasing the number of data streams carried on a single fibre by using narrow channel spacing

“EDFA”	Erbium Doped Fibre Amplifier, an optical amplifier used to boost signals in the 1550nm wavelength transmission window without converting to an electrical signal and back again
“epitaxy”	The growth of a material on a substrate with the material taking on the properties of the substrate itself
“filter”	a filter transmits only part of the incident energy and may thereby change the spectral destination of energy
“GaAs”	gallium arsenide, a compound semiconductor used in light emitters
“Gb/s” or “Gbps”	gigabits per second
“Ghz”	gigahertz
“laser chip”	a semiconductor giving out intense light at one specific colour when an electric current is passed through them
“laser diode”	a semiconductor based laser used to generate analogue signals or digital pulses for transmission through optical fibres
“long haul” or “LH”	a phrase used to describe a connection that reaches outside the local exchange or serving area
“metropolitan area networks” or “metro”	optical networks that are used for connecting and transmitting data within metropolitan regions
“microwave”	an electromagnetic wave that vibrates at 1Ghz and above
“Monolithic Microwave Integrated Circuits”	a solid state microwave circuit that receives, transmits and processes microwave signals
“multiplexer”	a device that merges several low-speed transmissions into one high-speed transmission and vice versa
“mW”	milliwatt
“narrowband”	possessing narrow bandwidth
“nm”	nanometers
“OEM”	original equipment manufacturer
“optical amplifier”	a device that amplifies an input optical signal without converting it into electrical form
“optoelectronics”	the interconversion of electricity and light
“passives”	devices that do not require a source of energy for its operation
“photodetector”	a device that senses the light pulses in an optical fibre and converts them into electrical pulses
“photodiode” or “PIN”	a semiconductor which converts pulses of light into an electrical signal
“photolithography”	a lithographic technique used to transfer the design of circuit paths onto printed circuit boards as well as the circuit paths and electronic elements of a chip onto a wafer’s surface
“photonics”	devices that work using photons
“photoreceiver”	a photodector with a built-in amplfier
“pluggable”	the term used for optical transceivers that can be plugged into a transmission system and one ready for use immediately
“preamp receivers”	a device, inserted within a transmission path, placed just before the receiver, that boosts the strength of an electronic or optical signal
“pump laser”	a power source for signal amplification used in EDFA applications
“receiver”	a receiver is a terminal device that includes a detector and signal processing electronics. It functions as an optical-to-electrical converter
“ROA”	receiver optical assemblies which integrate several individual optical components onto one circuit board
“SAN”	storage area networks
“serialiser”	a device that takes parallel data and converts it into a serial stream for transmission on a serial link
“SFP”	small form factor pluggable
“TOA”	transmitter optical assemblies which integrate several individual optical components onto one circuit board
“thin film”	a microscopically thin layer of material that is deposited onto a semiconductor base
“transceiver”	products that transmit and receive light
“transceiver module”	a device which includes a transceiver and complete electronics, thus removing the need for analogue board design
“Transmission”	the process of sending an optical signal through a network
“transmitter”	a device that generates signals
“transponder”	a receiver/transmitter on a communications satellite
“tunable laser”	a laser that can change its frequency over a given range
“ultra long haul”	optical transmission networks that are defined as being ultra long haul transmit light over large distances, e.g. distances greater than 3000-4000km
“VOA”	Variable Optical Attenuator, a device that can incrementally adjust the power of the optical signal passing through it
“waveguide”	a rectangular, circular or elliptical tube through which electromagnetic waves are transmitted
“Wavelength”	the length of a wave measured from any point on one wave, to the corresponding point on the next wave, e.g. crest-to-crest distance
“WDM”	Wavelength Division Multiplexing, a way of increasing the capacity of a network by transmitting signals at different wavelengths
“wideband”	possessing wide bandwidth
“XFP”	10Gbps form factor pluggable